
10011410

2009 ANNUAL REPORT
NOTICE OF 2010 ANNUAL MEETING
AND PROXY STATEMENT


Level(3)
COMMUNICATIONS


SEC MAIL
PROCESSING
SECTION
RECEIVED
APR 0 8 2010
WASH, D.C.
200

Some of the statements made in this Annual Report to Stockholders are forward looking in nature. These statements are based on management's current expectations or beliefs. These forward looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Level 3's control, which could cause actual events to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to, the current uncertainty in the global financial markets and the global economy; disruptions in the financial markets that could affect Level 3's ability to obtain additional financing; as well as the company's ability to: increase and maintain the volume of traffic on the network; successfully integrate acquisitions; develop effective business support systems; defend intellectual property and proprietary rights; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; adapt to rapid technological changes that lead to further competition; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this Annual Report should be evaluated in light of these important factors. Level 3 is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

To Our Stockholders:

In 2009 Level 3 faced significant challenges, and as a result revenue and EBITDA declined for the year. We are proud, however, that by the end of the year Level 3 had largely overcome these challenges and returned to quarter-over-quarter revenue growth. In addition, despite all the challenges, our company achieved positive free cash flow for the full year.

Economic Environment and Revenue Growth

No one needs reminding that the financial markets and broader economy were as challenging as most of us have experienced during our lifetime. As we look back at our quarterly sequential revenue growth and sales, we see a clear downward inflection point around the time of the beginning of the credit crisis in late 2008. Customers postponed purchases, cut back on their existing spend and took risks on the performance of their own networks. As a result, while overall demand for bandwidth by consumers grew during that period, our revenue declined significantly from 4th quarter 2008 to 1st quarter 2009. By taking the actions described below, we slowly overcame these headwinds with the rate of decline in our Core Network Services revenue decreasing each quarter until finally, in the 4th quarter, we grew revenue.

Customer Experience Issues and Revenue Growth

As we have discussed before, our customer experience has not been at a level that is acceptable to us. Our customer experience, including both service activation (turning on a customer's service once an order is placed) and customer service (making services perform as promised and restoring them quickly if they fail) has suffered. Customer satisfaction surveys made clear our customers' dissatisfaction—they were very disappointed not to receive the excellent customer experience they had come to expect from Level 3. This, of course, affected their purchasing from us. As we entered 2009, we had made significant progress in addressing these issues, but more was needed. We are happy to report that by year's end our customer experience had markedly improved. Our customer satisfaction surveys reflect this improvement, and we plan to be an industry leader in this area with further improvements expected in 2010.

Financial Market Turmoil and Level 3's Financial Strength

In the face of a rapidly deteriorating credit climate in late 2008, in which even Fortune 100 companies with household names were unable to obtain credit, Level 3 was fortunate to have supportive investors that allowed us to raise capital. Since the beginning of the 4th quarter of 2008, Level 3 raised approximately $1.8 billion in convertible, senior unsecured and senior secured debt to pay down or extend debt maturities. Our company repaid or refinanced approximately $1.7 billion of existing debt through a combination of tender offers, debt exchanges, calls and open market purchases. We now have significantly improved financial flexibility and enough cash on hand to repay all our debt maturities through 2011.

Positioning Level 3 for Sustained Growth

To overcome the challenges we faced and position the company for sustained growth, Level 3 made some significant investments in 2009. Our Business Markets Group, which focuses on mid-market customers that make buying decisions regionally or locally, adopted a strategy of building focused teams in key markets across the country. Each team consists not only of an increased number of sales representatives but also operational personnel so that decisions affecting customers can be made more locally. Through year-end we built local operations in 30 markets, and they have proven successful as indicated by a doubling of sales (4th quarter 2009 vs. 4th quarter 2008) in the initial markets. The company plans to continue making these investments throughout this year and expects to have local teams in a total of 77 markets by the end of 2010.

Our Wholesale Markets Group addresses wholesale customers, large enterprises and federal government agencies, all of which tend to make purchases nationally. This group added sales personnel to increase its focus on these customers, and these investments have begun to pay off. Since these customers are especially sensitive to quality of service, our customer experience improvements have been important to achieving the market traction we are now experiencing.

Both in Europe and in the United States, Level 3 continued to make investments in our content delivery network (CDN) platform and gain traction in the market. In Europe we delivered some of the most-watched live events on the Internet, including the Tour de France, the French Open and the U.S. Presidential Inauguration. In the U.S., we continued to exploit Level 3's unique position as the only end-to-end platform for media delivery, combining our CDN capabilities with our Vyvx broadcast origination services. Level 3 carried the Super Bowl® for the 21st consecutive time, this year in uncompressed high definition—the first such feed in history.

In Europe Level 3 continued to invest in geographic expansion, extending its physical network footprint into Poland. Because of increased customer demand we also continued to expand the number of places along our network footprint where we create "on-ramps," adding such points of presence in Bucharest, Budapest, Barcelona, Copenhagen, Madrid, Marseille, Sofia and Valencia. Our European group won the largest single capacity commitment in Level 3 history when it established a high-capacity network for Telefonica International Wholesale Services across North America.

Level 3 increased overall sales headcount by 8 percent in 2009. This investment in hiring and training began to pay dividends late in 2009 and should have a positive effect over the course of 2010. Also, in the second half of 2009, Level 3 invested in a number of strategic metropolitan network extensions. Because of the traction the company is seeing in the market from both investments, we expect to continue to make them throughout 2010.

Achieving the Level 3 Vision in 2010 and Beyond

Level 3 built the world's first continuously upgradeable fiber optic network fully optimized for Internet Protocol (IP). We believed then—as has become apparent to all now—that IP would become the primary standard for moving information, and that improvements in price-performance of IP/optical networks would lead to video and other large files being moved across networks like ours. That future has arrived, and we are excited about our prospects. We have the right network and platforms to harness the dramatic increases in bandwidth use that virtually every industry observer predicts; but equally importantly we have regained our footing both in customer experience and in sales focus to take advantage of our position. Throughout 2010 and beyond we plan to continue improving customer experience and relationships until we are recognized as ***the*** best provider for our target customer groups.

Our excitement about Level 3's future is based partly on our network and other assets, but more on the dedication of our Level 3 employees. We have been fortunate to have an extraordinary group of employees remarkably committed to our vision. Through good times and bad, our employees have consistently shown a very strong commitment to our mission, vision and values. Their engagement proved invaluable throughout the difficulties facing our industry during 2009, and we could not thank them more. They will no doubt provide an even greater benefit to our company's fortunes in 2010.





Walter Scott, Jr.

James Q. Crowe



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

April 2, 2010

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Level 3 Communications, Inc. ("Level 3") to be held at 9:00 a.m. on May 20, 2010, at the Level 3 Communications Headquarters, 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

At the Annual Meeting, you will be asked to consider and act upon the following matters:

- the reelection to our Board of Directors of 14 directors, each for a one-year term until the 2011 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
- the approval of the grant to our Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios; and
- the approval of an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 400 million from 2.5 billion to 2.9 billion; and
- the approval of the amendment and restatement of the Level 3 Communications, Inc. 1995 Stock Plan (Amended and Restated as of April 1, 1998) to, among other things, extend the term of the plan to May 20, 2020 and increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under the plan by 50 million; and
- the transaction of such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you reelect the 14 nominees for director, each for a one-year term until the 2011 Annual Meeting of Stockholders, approve the granting to our Board of Directors of discretionary authority to amend the Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios, approve the amendment of our Restated Certificate of Incorporation to increase the number of authorized shares of our common stock, par value $.01 per share by 400 million from 2.5 billion to 2.9 billion and approve the amendment and restatement of the Level 3 Communications, Inc. 1995 Stock Plan (Amended and Restated as of April 1, 1998) to among other things extend the term of that plan to May 20, 2020 and to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under that plan by 50 million. See "REELECTION OF DIRECTORS PROPOSAL," "REVERSE STOCK SPLIT PROPOSAL," "COMMON STOCK PROPOSAL" and "STOCK PLAN PROPOSAL."

Following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 11:00 a.m.*

Information concerning the matters to be considered and voted upon at the Annual Meeting is contained in the attached Notice of Annual Meeting and Proxy Statement. It is important that your shares be represented at the Annual Meeting, regardless of the number you hold. To ensure your representation at the Annual Meeting, if you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials that was previously mailed to you, or, if you requested or otherwise received printed copies of the proxy materials, you can also vote by mail, by telephone or on the Internet as instructed on the proxy card that you received. If you attend the Annual Meeting, you may vote in person even if you have previously returned a proxy card.

Sincerely,



Walter Scott, Jr.
Chairman of the Board

TABLE OF CONTENTS



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS
To be held May 20, 2010

To the Stockholders of Level 3 Communications, Inc.:

The 2010 Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting") of Level 3 Communications, Inc., a Delaware corporation ("Level 3" or "our"), will be held at the Headquarters of Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 at 9:00 a.m. on May 20, 2010, for the following purposes:

1. To reelect all 14 directors of the Board of Directors of Level 3 each for a one-year term until the 2011 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios; and
3. To approve an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 400 million from 2.5 billion to 2.9 billion; and
4. To approve the amendment and restatement of the Level 3 Communications, Inc. 1995 Stock Plan (Amended and Restated as of April 1, 1998) to, among other things, extend the term of the plan to May 20, 2020 and increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under the plan by 50 million; and
5. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 31, 2010 as the record date for the determination of the holders of our common stock entitled to notice of, and to vote at, the Annual Meeting. Accordingly, only holders of record of Level 3 common stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. As of May 10, 2010, ten days prior to the Annual Meeting, a list of stockholders entitled to notice of the Annual Meeting and that have the right to vote at the Annual Meeting will be available for inspection at the Level 3 offices located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

The 14 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The proposal to grant to the Board of Directors discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios requires the affirmative vote of a majority of the outstanding shares of our common stock. The proposal to adopt an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 400 million from 2.5 billion to 2.9 billion requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock. The proposal to approve the amendment and restatement of the Level 3 Communications, Inc. 1995 Stock Plan (Amended and Restated as of April 1, 1998) to among other things extend the term of that plan to May 20, 2020 and to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under that plan by 50 million requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting. The proposal to authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by holders of Level 3 common stock present in person or by proxy at the Annual Meeting.

The matters to be considered at the Annual Meeting are more fully described in the accompanying Proxy Statement, which forms a part of this Notice.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, IF YOU DO NOT WISH TO VOTE IN PERSON OR IF YOU WILL NOT BE ATTENDING THE ANNUAL MEETING, YOU MAY VOTE BY PROXY. YOU CAN VOTE BY PROXY OVER THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT WAS PREVIOUSLY MAILED TO YOU, OR, IF YOU REQUESTED OR OTHERWISE RECEIVED PRINTED COPIES OF THE PROXY MATERIALS, YOU CAN ALSO VOTE BY MAIL, BY TELEPHONE OR ON THE INTERNET AS INSTRUCTED ON THE PROXY CARD THAT YOU RECEIVED. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

By Order of the Board of Directors



Dated: April 2, 2010

Walter Scott, Jr.
Chairman of the Board

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 20, 2010: The Level 3 Communications, Inc. Proxy Statement for the 2010 Annual Meeting of Stockholders and the 2009 Annual Report to Stockholders are available at http://www.ematerials.com/lvlt.



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

Proxy Statement
April 2, 2010

2010 ANNUAL MEETING OF STOCKHOLDERS
May 20, 2010

We are furnishing you this Proxy Statement in connection with the solicitation of proxies on behalf of the Board of Directors of Level 3 Communications, Inc. ("Level 3," the "company," "we," "us," or "our") to be voted at the Annual Meeting of Stockholders to be held on May 20, 2010, or any adjournment or postponements thereof (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting, the accompanying Proxy and the Annual Report to Stockholders are first being mailed or made available to Stockholders on or about April 9, 2010. We sometimes refer to our Board of Directors as the "Board" and to this document as the "Proxy Statement."

BACKGROUND INFORMATION

Why am I receiving these materials?

Our Board of Directors has made these materials available to you in connection with the Board's solicitation of proxies for use at the Annual Meeting, which will take place on May 20, 2010. Our stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

What is included in these materials?

These materials include:

- Our Proxy Statement for the Annual Meeting; and
- Our 2009 Annual Report to Stockholders, which includes our audited consolidated financial statements.

If you received printed versions of these materials by mail, these materials also include the proxy card for the Annual Meeting. These materials can also be viewed online at *www.ematerials.com/lvlt*.

Will senior management be making a presentation at the Annual Meeting?

Yes, following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 11:00 a.m.*

What items will be voted on at the Annual Meeting?

There are five items that will be voted on at the Annual Meeting:

1. To reelect all 14 directors of the Board of Directors of Level 3 each for a one-year term until the 2011 Annual Meeting of Stockholders or until their successors have been elected and qualified; and

2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios; and

3. To approve an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 400 million from 2.5 billion to 2.9 billion; and

4. To approve the amendment and restatement of the Level 3 Communications, Inc. 1995 Stock Plan (Amended and Restated as of April 1, 1998) to among other things extend the term of that plan to May 20, 2020 and to increase the number of shares of our common stock, par value $.01 per share, that are reserved for issuance under that plan by 50 million; and

5. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

What are our Board of Directors' voting recommendations?

Our Board of Directors recommends that you **reelect** the 14 nominees for director, each for a one-year term until the 2011 Annual Meeting of Stockholders, that you vote **for** the approval of the proposed granting to our Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios, that you vote **for** approval of the amendment of our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 400 million from 2.5 billion to 2.9 billion and that you vote **for** approval of the amendment and restatement of our 1995 Stock Plan to extend the term of that plan to May 20, 2020 and to increase the number shares of our common stock, par value $.01 per share reserved for issuance under that plan by 50 million. See "REELECTION OF DIRECTORS PROPOSAL," "REVERSE STOCK SPLIT PROPOSAL," "COMMON STOCK PROPOSAL" and "STOCK PLAN PROPOSAL."

Where are Level 3's principal executive offices located, and what is Level 3's main telephone number?

Level 3's principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Our main telephone number is (720) 888-1000.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to the rules adopted by the Securities and Exchange Commission (the "SEC"), we are required to provide access to our proxy materials over the Internet. Accordingly, we have sent a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the Annual Meeting on the Internet; and
- Instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and is more environmentally friendly. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Who may vote at the Annual Meeting?

If you owned our common stock at the close of business on March 31, 2010 (the "Record Date"), then you may attend and vote at the meeting. At the close of business on the Record Date, we had 1,656,411,820 shares of common stock issued and outstanding, all of which were entitled to one vote on the matters to be considered at the meeting.

What shares are represented by the proxy?

If we delivered a proxy card to you, the proxy represents all the shares registered in your name with our transfer agent, Wells Fargo Shareowner Services. A proxy that is delivered by your broker, bank or other nominee represents the shares held by you in an account at that institution.

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, the proxy card that we delivered to you also will include the shares of our common stock that are attributable to the units that you hold in the Level 3 Stock Fund as part of the 401(k) Plan.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by Level 3.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

What is the quorum requirement for the Annual Meeting?

A majority of Level 3's outstanding common stock on the Record Date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, or broker non-votes, if you:

- Are present and vote in person at the meeting; or
- Have voted on the Internet, by telephone or by properly submitting a proxy card or voting instruction form by mail.

If I am a stockholder of record of Level 3's shares, how do I vote?

If you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.

If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you request printed copies of the proxy materials by mail, you can also vote by mail, by telephone or on the Internet.

If I am a beneficial owner of shares held in street name, how do I vote?

If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a valid legal proxy from the organization that holds your shares.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. You may vote by proxy over the Internet, or if you request printed copies of the proxy materials by mail, you can also vote by mail or by telephone by following the instructions provided in the Notice.

What happens if I do not give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- If you sign and return a proxy card without giving specific voting instructions;

then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our Inspector of Election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our Inspector of Election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

How are the shares of our common stock that are attributable to the units held in the Level 3 Stock Fund that is a part of our 401(k) Plan voted?

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, the proxy card that we delivered to you will instruct the trustee of the plan how to vote the shares allocated to your 401(k) Plan account. If you do not return your proxy card (or you submit it with an unclear voting designation or with no voting designation at all), then the plan trustee will vote the shares in your account in proportion to the way the other 401(k) Plan participants vote their shares. Votes under the Level 3 Communications, Inc. 401(k) Plan receive the same confidentiality as all other votes.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the stockholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the outcome of a matter to be voted on at the Annual Meeting that requires an affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting. Abstentions only have an effect on the outcome of any matter being voted on at the Annual Meeting that requires the approval based on our total shares of common stock outstanding. Two of the proposals to be considered at the Annual Meeting require an affirmative vote based on the total shares outstanding. For each of those proposals, an abstention is equivalent to a vote against the proposal.

What is the voting requirement to approve each of the proposals?

The following table sets forth the voting requirement with respect to each of the proposals:

Proposal 1—Election of directors	The 14 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 2—Granting to the Level 3 Board of Directors discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock.
Proposal 3—An amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 400 million from 2.5 billion to 2.9 billion.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock.
Proposal 4—The amendment and restatement of our 1995 Stock Plan to extend the term of that plan and to increase the number of shares of our common stock, par value $.01 per share reserved for issuance under the plan by 50 million.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 5—The transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked. Other than as described here, there are no limitations on your ability to revoke or change your vote. If you hold your shares in street name, you should consult your broker for information regarding how to revoke or change your vote.

Is cumulative voting permitted for the election of directors?

Our Restated Certificate of Incorporation and Amended and Restated By-laws do not permit you to cumulate your votes.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Level 3 or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board of Directors.

Who will tabulate the vote?

Our transfer agent, Wells Fargo Shareowner Services, will tally the vote, which will be certified by an Inspector of Election who is a Level 3 employee.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Election and will be reported by us through the filing of a Form 8-K, which we expect to file with the U.S. Securities and Exchange Commission, or SEC, by May 26, 2010.

Am I entitled to appraisal rights?

The Board has not proposed for consideration at the Annual Meeting any transaction for which the laws of the State of Delaware entitle stockholders to appraisal rights.

Who is paying for the cost of this proxy solicitation?

Level 3 is paying the costs of the solicitation of proxies. We must pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- Forwarding the Notice to beneficial owners;
- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- Obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone. We will also solicit proxies by email from stockholders who are our employees or who previously requested to receive proxy materials electronically.

What is householding of Proxy Materials?

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or our annual report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you write or call us at the following address or phone number: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021, (720) 888-1000. If you want to receive separate copies of our annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

What is the deadline to propose actions for consideration at the 2011 Annual Meeting of Stockholders or to nominate individuals to serve as directors?

You may submit proposals, including director nominations, for consideration at future annual meetings of stockholders.

A stockholder who would like to have a proposal considered for inclusion in our 2011 Proxy Statement must submit the proposal so that it is received by us no later than December 10, 2010. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in next year's proxy statement, but instead wishes to present it directly at the 2011 Annual Meeting of Stockholders, or the 2011 Annual Meeting, our By-laws require that the stockholder notify us in writing on or before March 21, 2011, but no earlier than February 19, 2011, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 21, 2011 will not be voted on at the 2011 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2011 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2011 Annual Meeting.

If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must also state the information described below under the caption "*REELECTION OF DIRECTORS PROPOSAL—Nominating Procedures,*" and "*REELECTION OF DIRECTORS PROPOSAL—Additional Information for Submission of Nominations for Director.*"

All proposals must be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

How can I communicate with the independent directors on Level 3's Board?

If you wish to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3, you should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

REELECTION OF DIRECTORS PROPOSAL

At the Annual Meeting, the 14 directors that are standing for reelection will be reelected to hold office for a one-year term until the 2011 Annual Meeting, or until their successors have been elected and qualified. If any nominee shall, prior to the Annual Meeting, become unavailable for election as a director, the persons named in the accompanying form of proxy will, in their discretion, vote for that nominee, if any, as may be recommended by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

Nomination Procedures

In exploring potential candidates for director, the Nominating and Governance Committee of the Board considers individuals recommended by members of the committee, other directors, members of management, stockholders or self-nominated individuals. The committee is advised of all nominations that are submitted to us and determines whether it will further consider those candidates using the criteria described below. The committee members apply the criteria described below, and also exercise their judgment to select those potential candidates that they believe are best suited to serve as members of our Board and, when considered as a group, provide a diversity of viewpoints, professional experiences, educational backgrounds, professional skills and other individual qualities and attributes that contribute to Board heterogeneity and effectiveness.

In order to be considered, each proposed candidate must:

- be ethical;
- have proven judgment and competence;
- have professional skills and experience in dealing with a large, complex organization or in dealing with complex issues that are complementary to the background and experience represented on the Board and that meet our needs;
- have demonstrated the ability to act independently and be willing to represent the interests of all stockholders and not just those of a particular philosophy or constituency; and
- be willing and able to devote sufficient time to fulfill his/her responsibilities to Level 3 and our stockholders.

After the Nominating and Governance Committee has completed its evaluation, it presents its recommendation to the full Board for the full Board's consideration and approval. In presenting its recommendation, the committee also reports on other candidates who were considered but not selected.

We will report any material change to this procedure in a quarterly or annual filing with the SEC and any new procedure will be available on our website at *www.level3.com*.

The members of the Nominating and Governance committee believe that each of the nominees meet the criteria described above. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he should serve as a director, we also believe that all of our nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to Level 3 and our Board.

Information as to Nominees

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Board committee memberships, of the nominees for election are set forth below. All information is presented as of March 14, 2010. Other than James Q. Crowe and Charles C. Miller, III, none of these directors is our employee.

Name	Age	Position
Walter Scott, Jr.	78	Chairman of the Board
James Q. Crowe	60	Chief Executive Officer and Director
R. Douglas Bradbury	59	Director(1)
Douglas C. Eby	50	Director(1)
Admiral James O. Ellis, Jr.	62	Director(3)
Richard R. Jaros	58	Director(2)
Robert E. Julian	70	Director(1)
Michael J. Mahoney	59	Director(2)
Rahul N. Merchant	53	Director(1)
Charles C. Miller, III	57	Vice Chairman, Executive Vice President and Director
Arun Netravali	63	Director(2)
John T. Reed	66	Director(1)(3)
Michael B. Yanney	76	Director(3)
Dr. Albert C. Yates	68	Director(2)

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Governance Committee

The members of the Nominating and Governance committee as well as the full Board believe that the nominees have the following particular experience, qualifications, attributes or skills to serve as a member of our Board.

Walter Scott, Jr. has been our Chairman of the Board since September 1979, and our director since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company ("MidAmerican"), and Valmont Industries, Inc. Mr. Scott was also previously a director of Burlington Resources Inc., Commonwealth Telephone Enterprises, Inc. ("Commonwealth") and RCN Corporation ("RCN"). The Board selected Mr. Walter Scott, Jr. to serve as a director because it believes he possesses valuable management and financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies. Mr. Scott has over 50 years of business experience in leading a large and complex organization such as Level 3. In addition, Mr. Scott has over 20 years of experience in serving as a member of the board of directors for various companies in the telecommunications industry, which informs his judgment and risk assessment as a Board member.

James Q. Crowe has been our Chief Executive Officer since August 1997, and our director since June 1993. Mr. Crowe was also our President until July 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom, Inc. from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe was also previously a director of Commonwealth and RCN. The Board selected Mr. Crowe to serve as a director because he is our Chief Executive Officer, and the Board believes that it is critical that our chief executive officer serve as a member of our Board for a variety of reasons, including Mr. Crowe's central role in formulating and leading the implementation of our business strategy. Mr. Crowe has approximately 25 years of experience in leading companies in various portions of the telecommunications industry, and approximately 25 years of experience in guiding companies seeking to raise capital in both the private and public capital markets. Mr. Crowe's expansive knowledge of the telecommunications industry as well as relationships with senior management at other telecommunications companies bring a unique and valuable perspective to the Board.

R. Douglas Bradbury has been our director since February 2009. Mr. Bradbury has been a private investor for more than the past five years. Mr. Bradbury served as our Vice Chairman from 2000 to 2003 and as our Executive Vice President and Chief Financial Officer from 1997 to 2000. Mr. Bradbury was previously a member of our Board from 1997 to 2003. Prior to joining Level 3, Mr. Bradbury was Executive Vice President and Chief Financial Officer of MFS until its purchase by WorldCom, Inc. in 1996. He currently serves on the board of directors of LodgeNet Interactive Corporation, a leading provider of media and connectivity solutions designed to meet the needs of hospitality, healthcare and other guest-based businesses. Prior to his retirement, Mr. Bradbury had served in various senior finance positions, including as having served as the Chief Financial Officer of both Level 3 and MFS. Mr. Bradbury has over 20 years of experience in managing the financial operations of companies in various portions of the telecommunications industry, and over 20 years of experience in raising capital in both the private and public capital markets. The Board selected Mr. Bradbury to serve as a director because it believes he possesses valuable telecommunications and financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies. Mr. Bradbury is currently serving on the Board's Audit Committee.

Douglas C. Eby has been our director since August 2007. Mr. Eby has been a private investor since December 2009. Mr. Eby was previously Chairman and CEO of TimePartners LLC, an investment advisory firm from 2004 until December 2009. Prior to that, from April 1997 until September 2007, Mr. Eby was President of Torray LLC, a registered investment advisory firm, having joined Torray LLC in 1992. Mr. Eby is also a member of the Board of Directors of Markel Corporation, a specialty insurance company and Chairman of the Board of Realty Finance Corporation, a commercial real estate specialty finance company. Mr. Eby is also a past member of the Board of Trustees and past Chairman of the Boys and Girls Clubs of Greater Washington, DC and a past trustee of Suburban Hospital Healthcare System, a member of The Johns Hopkins Health System Corporation. Mr. Eby has over 25 years of experience as an investment advisor and portfolio manager evaluating various investment opportunities. The Board selected Mr. Eby to serve as a director because it believes that as a result of our review of various business investment opportunities and our need to periodically access the capital markets, that the Board benefits from Mr. Eby's insights gained from his investment management experience. Mr. Eby is currently serving as a member of the Board's Audit Committee.

Admiral James O. Ellis, Jr. U.S. Navy (ret.) has been our director since March 2005. Effective May 2005, Admiral Ellis became the President and Chief Executive Officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, reporting directly to the Secretary of Defense, before retiring in July 2004 after 35 years of service in the U.S. Navy. In his Naval career, he held seven commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator, is a graduate of the U.S. Naval Test Pilot School and was qualified in the operation and maintenance of naval nuclear power plants. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation, a global security company and Inmarsat PLC, an owner and operator of geostationary satellites from which a wide range of voice and high-speed data services are provided. Admiral Ellis has over 40 years of experience in managing and leading large and complex technology-focused organizations, in large part as a result of serving for 35 years as an active duty member of the U.S. Navy. The Board selected Admiral Ellis to serve as a director because it believes that it benefits from his insights gained from his years of management and government experience as we continue to implement our business strategy and review various opportunities to grow our business with various federal, state and local governmental departments and agencies. Admiral Ellis is currently serving as the chairman of the Board's Nominating and Governance Committee.

Richard R. Jaros has been our director since June 1993 and served as our President from 1996 to 1997. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as our Executive Vice President from 1993 to 1996 and our Chief Financial Officer from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros was previously a director of Commonwealth, MidAmerican and RCN. Mr. Jaros has over 30 years of business, finance and general management experience gained from serving in various capacities with telecommunications, diversified and alternative energy companies. As part of that experience, Mr. Jaros has over 20 years of experience in serving as a member of the board of directors for various companies in the telecommunications industry. The Board selected Mr. Jaros to serve as a director because of his general business and finance experience, and that as a result of that experience, the Board believes he is familiar with many of the same issues that we face. Mr. Jaros has been involved in succession planning, compensation, employee management and the evaluation of acquisition opportunities. Mr. Jaros currently serves as the chairman of the Board's Compensation Committee.

Robert E. Julian has been our director since March 1998. Mr. Julian has been a private investor for more than the past five years. From 1992 to 1995, Mr. Julian served as our Executive Vice President and Chief Financial Officer. The Board selected Mr. Julian to serve as a director because of his more than 50 years of experience in finance, accounting and management, and that the Board benefits from his insights gained from that experience. Mr. Julian is currently serving as a member of the Board's Audit Committee, and formerly served as its chairman from 1998 until 2007.

Michael J. Mahoney has been our director since August 2007. Mr. Mahoney has been a private investor since March 2007. From 2000 until March 2007, Mr. Mahoney was the President and Chief Executive Officer of Commonwealth. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN. Mr. Mahoney also served as President and Chief Operating Officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Trustees of Wilkes University. Mr. Mahoney has over 30 years of experience in leading and directing companies in the telecommunications industry, having most recently served as the Chief Executive Officer of Commonwealth. The Board selected Mr. Mahoney to serve as a director because it believes he has extensive experience related to the delivery of communications services to a wide variety of customers, and because he has run a communications company with many of the same issues that we face. As a former chief executive officer, Mr. Mahoney has been involved in strategic planning, operations, succession planning, compensation, employee management and the evaluation of acquisition opportunities. Mr. Mahoney is currently a member of the Board's Compensation Committee.

Rahul N. Merchant has been our director since September 2009. Mr. Merchant has been a partner at Exigen Capital, a private equity firm based in New York City since 2008. From 2006 until 2008, Mr. Merchant was Executive Vice President, Chief Information Officer and Member of the Executive Committee at Fannie Mae. In this role, he led and transformed Technology and Operations groups. Prior to joining Fannie Mae, Mr. Merchant was Senior Vice President and Chief Technology Officer at Merrill Lynch & Co. In this role, Mr. Merchant managed the global technology organization from 2000 until 2006. Mr. Merchant has also held senior leadership positions at Cooper Neff and Associates, Lehman Brothers, Sanwa Financial Products and Dresdner Bank. Mr. Merchant serves as a member of the Board of Director at Fair Isaac Corporation (FICO), Collabera, Inc. and Netuitive, Inc. He also serves on the board of advisors to the American India Foundation. Mr. Merchant was previously a director of Sun Microsystems, Inc. Mr. Merchant has over 30 years of experience in finance, management and information technology. The Board selected Mr. Merchant to serve as a director because it believes that an important contributor to our future success is the continued development and implementation of information systems, and that the Board will benefit from Mr. Merchant's particular insights gained from his extensive information technology and management experience. Mr. Merchant is currently serving as a member of the Board's Audit Committee.

Charles C. Miller, III has been our Vice Chairman and Executive Vice President since February 2001. Mr. Miller has also been our director since February 2009. Mr. Miller was previously a director from February 2001 until May 2004. Prior to joining us, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995. Mr. Miller has over 30 years of experience in strategy and corporate development for companies in the communications industry. The Board selected Mr. Miller to serve as a director because of his significant knowledge of the telecommunications industry and as our vice chairman and executive vice president responsible for strategy, corporate development and marketing, Mr. Miller brings a unique and valuable perspective to the Board for strategy and corporate development matters.

Arun Netravali has been our director since April 2003. Mr. Netravali has been the Managing Partner of OmniCapital Group LLC, a venture capital firm, since November 2004. Mr. Netravali was a private investor from April 2003 until November 2004. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs was the research and development organization for Lucent Technologies and is now part of Alcatel-Lucent. Mr. Netravali is a director of LSI Corporation, a leading provider of innovative silicon, systems and software technologies. Mr. Netravali has over 35 years of experience developing and evaluating technology in the communications industry. The Board selected Mr. Netravali to serve as a director because it believes he brings, among other things, valuable technology expertise to the Board. Mr. Netravali has deep technological expertise about our services and current technology, as well as our anticipated future technological needs and those of the industry. Mr. Netravali is currently a member of the Board's Compensation Committee.

John T. Reed has been our director since March 2003. Mr. Reed has been a private investor for more than the past five years. Mr. Reed is also a Director of First National Nebraska, Inc. and a Director of Investors Real Estate Trust, a real estate investment trust. Mr. Reed is also Chairman of the Board of Trustees of Boys Town, located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed was also previously a director of Bridges Investment Fund, Inc., a mutual fund. The Board selected Mr. Reed to serve as a director because of his more than 40 years of experience in finance, accounting and management, and that the Board benefits from his insights gained from that experience. Mr. Reed is currently serving as the chairman of the Board's Audit Committee and is a member of the Board's Nominating and Governance Committee.

Michael B. Yanney has been our director since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.) for more than the last five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney was previously a director of Burlington Northern Santa Fe Corporation and RCN. Mr. Yanney has over 50 years of business, finance and banking experience. The Board selected Mr. Yanney to serve as a director because of his more than 50 years of business experience and his extensive board and committee experience at both public and private companies. Mr. Yanney also provides the Board with a particularly valuable Eastern European vantage point, having conducted business in Eastern Europe for more than 30 years, which is useful for the development of our business in Eastern Europe. Mr. Yanney is currently a member of the Board's Nominating and Governance Committee.

Dr. Albert C. Yates has been our director since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Guaranty Bancorp, a bank holding company that operates 34 branches in Colorado through a single bank, Guaranty Bank and Trust Company, and StarTek, Inc., a leading provider of high value business process outsourcing services to the communications industry. Dr. Yates has over 40 years of experience in academia and management generally. The Board selected Dr. Yates to serve as a director because it believes that it benefits from his insights gained from his years of management experience and his prior senior positions in academia as we continue to implement our business strategy as well as his extensive board and committee experience at both public and private companies. Dr. Yates is currently a member of the Board's Compensation Committee.

Our Corporate Governance Guidelines provide that a director should not be nominated to a new term if he would be over age 73 at the time of the election, however, this limitation may be waived by the Board if the Board feels to do so would be in our interests. Each of Messrs. Scott and Yanney are being nominated for reelection at the 2010 Annual Meeting as a director although Mr. Scott is 78 and Mr. Yanney is 76. Mr. Scott has been a Level 3 director since 1964 and the Chairman of the Board since 1979 and Mr. Yanney has been a Level 3 director since 1998. Each has demonstrated tremendous energy and commitment to his Level 3 Board service. Messrs. Scott's and Yanney's knowledge and understanding of Level 3's business and their significant years of leadership for Level 3 are important to the Board in fulfilling its obligations to the stockholders. The Board has determined that it is in our interest that each of Messrs. Scott and Yanney stand for reelection as a Level 3 director.

The Board unanimously recommends a vote FOR the nominees named above.

Board Structure and Risk Oversight

Walter Scott, Jr., serves as our Chairman of the Board and James Q. Crowe serves as our CEO. The Board believes that independent oversight of management is an important component of an effective board of directors. The independent Board members have determined that the most effective Board leadership structure for Level 3 at the present time is for the CEO position to be separate from the Chairman of the Board position, a structure that has served us well for many years. The independent Board members believe that because the CEO is ultimately responsible for the day-to-day operation of Level 3 and for executing our strategy, and because our performance is an integral part of Board deliberations, the CEO should be an important part of the Board, but that under the current circumstances, a different individual act as Chairman of the Board. The Board retains the authority to modify this structure to best address our unique circumstances, and so advance the best interests of all stockholders, as and when appropriate.

The Board also believes, for the reasons set forth below, that its existing corporate governance practices also achieve independent oversight or management accountability. Our governance practices provide for strong independent leadership, independent discussion among directors and for independent evaluation of, and communication with, many members of senior management. These governance practices are reflected in our Corporate Governance Guidelines and the various Board committee charters, which are available on our website. Some of the relevant processes and other corporate governance practices include the following.

- The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the interests of Level 3 and our stockholders. The Board selects the senior management team, which is responsible for the day-to-day conduct of our business.
- Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.
- The Chairman of the Board and our CEO establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Each Board member is free to raise at any Board meeting subjects that are not on the agenda for that meeting.
- The Board reviews our long-term strategic plans during at least one Board meeting each year.
- The non-management directors periodically meet in executive session as a part of regularly scheduled Board meetings. The Chairman presides at these meetings, as he is not part of management.
- Directors have full and free access to our officers and employees. The Board welcomes regular attendance at each Board meeting of our senior officers.
- We conduct an orientation program for new directors as soon as practical following the meeting at which the new director is elected. This orientation includes presentations by senior management to familiarize new directors with our strategic plans, financial reporting, its principal officers, its auditing processes, and such other topics as the Board and/or the CEO feel are appropriate. All other directors are also invited to attend the orientation program.
- The Board is responsible for evaluating the performance of the CEO. The Compensation Committee of the Board is responsible for determining the compensation of the CEO, and evaluates the CEO's performance as it relates to his long and short term compensation goals.
- The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. The Chairman of the Board's Nominating and Governance Committee receives comments from all directors and reports to the Board with an assessment of the Board's performance.

The Board oversees our stockholders' interest in our long-term and overall success and our financial performance. The full Board is actively involved in overseeing risk management for us. It does so in part through its oversight of our top executives who supervise day-to-day risk management throughout Level 3. To the extent that these executives identify recurring themes or material risks, they are reported to and discussed by the Board.

In addition, each of our Board committees considers the risks within its areas of responsibilities. For example, the Audit Committee considers financial risk on a quarterly basis and recommends guidelines to various financial related exposures. The Audit Committee also reviews risks related to financial reporting. The Audit Committee discusses any material violations of our policies brought to its attention. Additionally, the outcome of our internal audit risk assessment is presented to the Audit Committee annually; this assessment identifies internal controls risks and drives the internal audit plan for the coming year. Material violations of our Code of Ethics and related corporate policies are reported to the Audit Committee and/or the Nominating and Governance Committee, depending on the subject matter and, as required, are reported to the full Board. The Compensation Committee reviews our overall compensation program and its effectiveness at both linking executive pay to performance and aligning the interests of our executives and our stockholders. The Nominating and Governance Committee reviews our governance programs on an annual basis.

Corporate Governance

We have Corporate Governance Guidelines that address the governance activities of the Board and include criteria for determining the independence of the members of our Board. These guidelines are in addition to the requirements of the Securities and Exchange Commission and The NASDAQ Stock Market. The Guidelines also include requirements for the standing committees of the Board, responsibilities for Board members and the annual evaluation of the Board's and its committees' effectiveness. The Corporate Governance Guidelines are available on our website at *www.level3.com*. At any time that these guidelines are not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Although we include references to our website, any information that is included in our website is not part of this Proxy Statement.

Independence

The Board also evaluates the independence of each director in accordance with applicable laws and regulations and its Corporate Governance Guidelines. Based on the recommendation of our Nominating and Governance Committee, the Board has determined that the following directors are "independent" as required by applicable laws and regulations, by the listing standards of The NASDAQ Stock Market and by the Board's Corporate Governance Guidelines: R. Douglas Bradbury, Douglas C. Eby, Admiral James O. Ellis, Jr., Richard R. Jaros, Robert E. Julian, Michael J. Mahoney, Rahul N. Merchant, Arun Netravali, John T. Reed, Walter Scott, Jr., Michael B. Yanney and Dr. Albert C. Yates. The Board has also concluded that all of the members of each of the Audit, Compensation and Nominating and Governance committees are "independent" in accordance with these same standards.

Code of Ethics

We have a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Current Report on Form 8-K.

Stockholder Communications with Directors

A stockholder who wishes to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3 should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

Board of Directors' Meetings

The Board had a total of nine meetings in 2009. In 2009, no director attended less than 75% of the meetings of the Board, and no director attended less than 75% of the meetings of the committees of which he was a member. In addition, the non-management directors met without any management directors or employees present four times during 2009. These meetings are chaired by Mr. Scott.

Although we do not have a formal policy, it is expected that our Board members will attend our annual meetings. All of our Board members attended our 2009 Annual Meeting of Stockholders, with the exception of Michael B. Yanney.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, no person that was a director, executive officer or beneficial owner of more than 10% of the outstanding shares of our common stock failed to timely file all reports required under Section 16(a) of the Securities Exchange Act of 1934.

Audit Committee

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent registered public accounting firm. The Audit Committee reviews the services provided by our independent registered public accounting firm, consults with the independent registered public accounting firm and reviews the need for internal auditing procedures and the adequacy of internal controls. The members of the Audit Committee are John T. Reed (Chairman), R. Douglas Bradbury, Douglas C. Eby, Robert E. Julian and Rahul N. Merchant. The Board has determined that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Board has determined that Mr. John T. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the SEC. In making the determination, the Board considered Mr. Reed's credentials and financial background and found that he was qualified to serve as the "financial expert." The Audit Committee met five times during 2009.

The Audit Committee has chosen KPMG LLP as our independent registered public accounting firm for 2010. As part of its responsibilities, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accountants in order to assure the public accountant's independence. The Audit Committee has adopted a pre-approval process with respect to the provision of audit and non-audit services to be performed by KPMG LLP. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG LLP. The Audit Committee establishes pre-approval fee levels for all services to be provided by KPMG LLP annually. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. A report, for informational purposes only, of any pre-approval decisions made by a single member of the Audit Committee is made to the full Audit Committee on at least a quarterly basis. One hundred percent of the services that required pre-approval by the Audit Committee received that approval.

One or more representatives of KPMG LLP will be present at the Annual Meeting. Although they will not make a statement at the meeting, they will be available to answer appropriate questions.

The Audit Committee operates pursuant to a written charter. A copy of the Audit Committee's charter is available on our website at *www.level3.com*. A copy of the Audit Committee's 2009 Report is included as Annex 1.

Compensation Committee

The Compensation Committee is responsible for overseeing our compensation strategy and policies to allow us to attract key employees and to determine that employees are rewarded appropriately for their contributions, that employees are motivated to achieve our objectives, that key employees are retained, and that such strategy and policies support our objectives, including the interests of our stockholders. The Compensation Committee also approves the salaries, bonuses and other compensation for all executive officers, and reviews and recommends to the full Board the compensation and benefits for non-employee directors. The members of the Compensation Committee are Richard R. Jaros (Chairman), Michael J. Mahoney, Arun Netravali and Dr. Albert C. Yates. The Board has determined that the members of the Compensation Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Compensation Committee met eight times in 2009.

Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis below. In addition, the Compensation Committee's report follows at the end of the Compensation Discussion and Analysis. The Compensation Committee operates pursuant to a written charter. A copy of the Compensation Committee's charter is available on our website at *www.level3.com*.

Compensation Committee Interlocks and Insider Participations

None of the members of the Compensation Committee is currently our officer or employee. Until 1997, Mr. Jaros was an officer of the company.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies, and practices of the Board and its committees facilitate the effective exercise of the Board's role in the governance of the company. The Committee (i) reviews and evaluates the policies and practices with respect to the size, composition, independence and functioning of the Board and its committees (ii) reflects those policies and practices in our Corporate Governance Guidelines, and (iii) evaluates the qualifications of, and recommends to the full Board, candidates for election as directors. The members of the Nominating and Governance Committee are Admiral James O. Ellis, Jr. (Chairman), John T. Reed and Michael B. Yanney. The Board has determined that the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Nominating and Governance Committee met two times in 2009.

The Nominating and Governance Committee operates pursuant to a written charter. A copy of the Nominating and Governance Committee's charter is available on our website at *www.level3.com*.

Additional Information for Submission of Nominations for Director

Our By-laws require that a stockholder who wishes to nominate an individual for election as a director at our Annual Meeting of Stockholders must give us advance written notice not less than 60 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders and not more than 90 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders, in connection with next year's Annual Meeting of Stockholders and must be a stockholder of record on the date of the giving of the required notice and on the record date for the determination of stockholders entitled to vote at that meeting.

The stockholder's notice must provide as to each person whom the stockholder proposes to nominate for election as a director:

- the name, age, business address and residence address of the person;
- the principal occupation or employment of the person;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and
- any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

In addition, as to the stockholder giving the notice, the stockholder must indicate:

- the name and record address of such stockholder;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;
- a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names and addresses) pursuant to which the nominations(s) are to be made by such stockholder;
- a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and
- any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

This notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. All notices must be delivered or mailed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table whom we refer to as our Named Executive Officers. The Compensation Committee of the Board or the Compensation Committee makes all final decisions for the total direct compensation—that is, the base salary, bonus and stock based long-term incentive awards—of our Named Executive Officers, including James Q. Crowe, our Chief Executive Officer. The Compensation Committee also makes all award level decisions for the stock based long-term incentive awards of our executive officers who are not Named Executive Officers.

The day-to-day design and administration of savings, health, welfare and paid time-off plans and policies applicable to our employees in general and our Named Executive Officers are handled by teams of our Human Resources, Finance and Legal Department employees. The Compensation Committee (and in certain cases the entire Board) remains responsible for certain fundamental changes to these plans and policies outside of the day-to-day administrative requirements.

Compensation Philosophy

Core Beliefs. We believe that our success depends in large part on our ability to attract and retain qualified employees.

As part of our efforts to satisfy the need to attract, retain and motivate the individuals who possess the skills necessary to grow our business, management and our Compensation Committee believe that our compensation programs should reflect our compensation philosophy. This philosophy includes the following core beliefs:

- our employees should be rewarded fairly and competitively through a mix of base salary, short and long-term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed as appropriate by our Compensation Committee;
- employee ownership demonstrates an economic stake in our business that aligns employees' interests with those of our stockholders;
- our compensation programs in particular for our more senior employees should be based heavily on creating long-term value, which we believe is best measured by stock price performance;
- our compensation programs are supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

While these core beliefs reflect our compensation philosophy, during 2009 the Compensation Committee's evaluation of the shorter term aspects of our compensation programs was influenced by its and our senior management's assessment of the current uncertainty in the global economy and the financial markets.

Short-Term Rewards. We believe that short-term financial rewards alone are not sufficient to attract and retain our Named Executive Officers and that a properly designed long-term compensation program is a necessary component of recruitment and retention of these individuals. Our philosophy is to pay annual cash salary compensation that is competitive and a performance-based bonus that in some cases can be above market for performance that exceeds the goals set by the Compensation Committee. In addition, our Named Executive Officers may, from time to time, receive additional cash bonus compensation related to that individual's contribution to results achieved under special initiatives or programs or that individual's contribution to extraordinary results.

Long-Term Rewards. We also believe that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. We currently have a long-term incentive or LTI program that provides for two types of equity awards. The first type of equity vehicle is a stock-indexed security referred to as an outperform stock appreciation unit or OSO, which is administered under our 1995 Stock Plan, as amended. The second type of equity award is restricted stock units or RSUs, the restrictions on which lapse over a period of years, depending on the participant's continued employment and the terms of the specific grant.

Assessment of Risk. The Compensation Committee is aware that compensation arrangements, if not properly designed, could encourage inappropriate or excessive risk taking. In structuring our compensation programs and awards, the Compensation Committee seeks to avoid any material risk by balancing the use of short-term cash compensation with long-term, stock based compensation that is intended to correlate with increases in long-term stockholder value. The Compensation Committee, in particular, recognizes that an over-emphasis on short-term cash-based incentives can potentially lead to inadequate prioritization of longer term considerations.

The Compensation Committee believes that the short-term component of our Named Executive Officers' and our other employees' compensation, that is, annual cash incentive, does not encourage unnecessary or excessive risk taking by these executives or our employees in general. Although each executive officer as well as each employee is eligible to receive a cash bonus under our cash bonus program, the payment of a bonus to any individual or the executive officers as a group is entirely at the discretion of our Compensation Committee.

The Compensation Committee also believes that for those executives and our other employees that participate in our LTI program, that the LTI program does not incentivize these participants to take unnecessary or excessive risks. In the Compensation Committee's view, the vesting schedule for our RSUs and the three-year cliff vesting feature of our OSOs serve as an incentive for our Named Executive Officers and other recipients of these awards to remain with us and to focus their efforts on all elements of our performance that influence long-term common stock price appreciation. We believe that vesting requirements over a three-year or four-year period for the RSUs and three-years for the OSOs encourage our executives and other LTI program participants to avoid short-term actions that are to our long-term detriment.

Background Information

For 2009, our Named Executive Officers include our Chief Executive Officer, our Chief Financial Officer, our President and Chief Operating Officer, our Vice Chairman and Executive Vice President and our Executive Vice President, Chief Legal Officer and Secretary.

Role of the Executive Officers

As stated above, the Compensation Committee makes all final decisions for the total direct compensation of our Named Executive Officers. Mr. Crowe recommends to the Compensation Committee any adjustments from the prior year's base salary, bonus target and long-term incentive awards for each Named Executive Officer, other than himself.

The Compensation Committee retained Frederick W. Cook & Co., Inc. as its independent compensation consultant for its 2009 compensation determinations. However, in early 2009, the Compensation Committee requested that senior management issue a request for proposal to several national compensation consultants in an effort to determine whether to retain its current consultant or to select a replacement. The Compensation Committee decided to explore alternative consultants since it had been several years since its current consultant was selected and that the Compensation Committee believes that it is a good practice to periodically re-evaluate its consultant selection. As a result of this process, the Compensation Committee selected Towers Watson & Co., as its compensation consultant effective March 2009. Frederick W. Cook provided consulting services to the Compensation Committee through February 2009. Towers Watson provided assistance to the Compensation Committee with respect to the 2009 bonus determination, which was made in February 2010.

Frederick W. Cook and Towers Watson do not provide any services to us other than advising the Compensation Committee. In addition, we do not retain any compensation consultants other than in connection with receiving advice with respect to broad-based plans that do not discriminate in favor of our executive officers or directors, such as our 401(k) plan and our health insurance plans.

In addition to providing information and analysis to the Compensation Committee, the Compensation Committee's consultant also provides the same information and analysis to Mr. Crowe, which in part informs his recommendations. Mr. Crowe is also provided analyses that inform his recommendations by Mr. Thomas C. Stortz, Executive Vice President, Chief Legal Officer and Secretary and Ms. Cathleen Chambliss, Senior Vice President responsible for compensation and benefits in our Human Resources Department. Mr. Stortz, as part of his duties, is the senior executive responsible for human resources matters. The Compensation Committee can exercise its discretion to modify any recommendations provided by any member of management, including Mr. Crowe.

The Compensation Committee determines Mr. Crowe's total direct compensation including salary, bonus and LTI award levels.

Setting Executive Compensation

Based on our compensation philosophy and objectives, the Compensation Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve our business goals and reward the executives for achieving these goals. Compensation decisions for our Named Executive Officers generally take place in February. At this time, the Compensation Committee determines:

- the base salary for the current year;
- the long-term incentive award levels for the award year;
- whether any bonus compensation will be paid for the recently completed year based upon our results as compared to the bonus program's goals and objectives and such other matters that the Compensation Committee determines to consider; and
- the goals and objectives for the bonus program for the current year.

For additional information relating to the Compensation Committee's decisions for 2009, please see the more detailed discussion below under the caption "*—2009 Executive Compensation Components.*"

Peer Groups. The Compensation Committee has observed that while we have historically competed for executive talent most often with technology companies, more recent experiences indicate that we are now competing regularly with other communications companies. Based on our experience to date, the Compensation Committee determined to continue to reference a compensation peer group that is comprised of a set of technology companies, or a Technology Company Peer Group. However, given the more recent observations that we compete with communications companies for executive talent, as well as the use by one or more institutional investors of a communications company peer group in assessing our performance, the Compensation Committee determined to also use a compensation peer group that includes a set of communications companies or a Communications Company Peer Group. The Compensation Committee uses both peer groups as additional sources of information in reviewing compensation decisions and overall compensation program design for our senior executives, including the Named Executive Officers.

The following companies are included in our Technology Company Peer Group:

- Affiliated Computer Services, Inc.
- Akamai Technologies, Inc.
- Autodesk, Inc.
- BMC Software, Inc.
- Citrix Systems, Inc.
- Computer Sciences Corporation
- Fiserv, Inc.
- Jabil Circuit, Inc.
- JDS Uniphase Corporation
- Juniper Networks, Inc.
- KLA-Tencor Corporation
- Lexmark International, Inc.
- LSI Logic Corporation
- Molex Incorporated
- National Semiconductor Corporation
- NCR Corporation
- Novellus Systems, Inc.
- QLogic Corporation
- Tellabs, Inc.
- VeriSign, Inc.
- Xilinx, Inc.

The following companies are included in our Communications Company Peer Group:

- American Tower Corporation
- CenturyTel, Inc.
- Crown Castle International Corp.
- Embarq Corporation
- Frontier Communications Corporation
- Global Crossing Limited
- NII Holdings, Inc.
- Qwest Corporation
- SBA Communications Corporation
- Sprint Nextel Corp.
- Telephone and Data Systems, Inc.
- tw telecom inc.
- United States Cellular Corporation
- Windstream Corporation

With respect to compensation program design decisions affecting our Named Executive Officers that are effective for 2009, the Compensation Committee used as a guideline a comparison of each element of total compensation against the most recently available comparable information for both the Technology Company Peer Group and the Communications Company Peer Group. The most recently available information for each peer group was for 2008.

The following information with respect to the companies in the Technology Company Peer Group, including Level 3, is presented for comparison purposes. Frederick W. Cook's report to the Compensation Committee for 2009 compensation determinations was dated November 12, 2008.

As of October 10, 2008

- 22 companies included in the peer group (including Level 3)
- our most recent four quarter revenues were the 7th highest
- our most recent four quarter EBITDA was the 4th highest
- our number of employees was the 11th highest
- our market capitalization was the 17th highest
- our enterprise value was the 2nd highest

The following information with respect to the companies in the Communications Company Peer Group, including Level 3, is presented for comparison purposes.

As of October 10, 2008

- 15 companies included in the peer group (including Level 3)

- our most recent four quarter revenues were the 5th highest
- our most recent four quarter EBITDA was the 11th highest
- our number of employees was the 8th highest
- our market capitalization was the 12th highest and
- our enterprise value was the 7th highest

Long-term incentive. Beginning in 2007, the Compensation Committee established LTI award levels for a 12 month period beginning April 1 and continuing to March 31 of the subsequent year. For purposes of this Compensation Discussion and Analysis, we refer to this 12 month period for LTI awards as an Award Year.

In February 2009, the Compensation Committee determined that the use of both outperform stock appreciation units or OSOs and restricted stock units or RSUs would be continued for the 2009 Award Year—that is, the period from April 1, 2009 until March 31, 2010. We continue to believe that a blended long-term incentive equity program that combines the use of OSOs and RSUs allows us to accomplish several of our compensation philosophy objectives that are described in detail above, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs. For the 2009 Award Year, the Compensation Committee determined in February 2009 that the number of awards for OSOs would be a fixed amount awarded on a monthly basis and the number of RSUs would be a fixed amount awarded on a quarterly basis.

To determine the annual long-term incentive program award pool for all participants in the RSU and OSO award programs during the 2009 Award Year, including the Named Executive Officers, in February 2009 the Compensation Committee used as a guideline the Shareholder Value Transfer methodology. The Shareholder Value Transfer methodology analyzes, as of the date of determination of the pool, the aggregate fair value or expense of long-term incentive awards as a percent of the issuer's total market capitalization. This percentage is calculated on a gross basis, without taking into account cancellations and forfeitures of awards. The Compensation Committee uses the Shareholder Value Transfer methodology in part because:

- the Compensation Committee believes that this methodology is effective in determining the economic trade-offs between different grant types—such as stock options versus restricted stock units;
- this methodology has the benefit of limiting the effect of stock price fluctuations on year-to-year grant levels—which under other methodologies could result in more shares being awarded when the common stock price is low and less shares being awarded when the common stock price is high; and
- certain third party research firms use this methodology to formulate their recommendation as to whether stockholders should approve or reject the authorization of shares of common stock to be issued under a stock-based long-term incentive plan.

The Shareholder Value Transfer percentage used by the Compensation Committee in February 2009 as a guideline was approximately 1.75% of our market capitalization, which percentage the Compensation Committee concluded was appropriate. We note that this amount may not represent the ultimate value actually delivered to the individual recipients over time. The Compensation Committee used as a guideline to inform its decision the fact that the 75th percentile three year gross was 1.7% for the Technology Company Peer Group. Also, given the overall downturn of the economy and the resulting stock trading levels at the time, management and the Compensation Committee's consultant believed companies would adopt a higher Shareholder Value Transfer percentage for 2009.

The award level for each Named Executive Officer for the 2009 Award Year was determined by the Compensation Committee, using as a guideline, competitive data from both peer groups, as well as the individual's job position, responsibilities and prior performance. For additional information relating to the terms of both the OSOs and the RSUs, please see the more detailed discussion below under the caption "*—2009 Executive Compensation Components—Stock Awards.*" The Compensation Committee will continue to review the effectiveness of our long-term incentive program in light of both changing market conditions and the changing complexion of our business and workforce.

Summary. Comparison information from 2008 was the latest compensation information from our peer groups that was available to the Compensation Committee when it was making its determinations of the 2009 compensation for our Named Executive Officers. It is important to note that this information was not used as a target or to benchmark the compensation for our Named Executive Officers. When compared against the available 2008 information from our peer groups, the Compensation Committee observed that the base salaries to be paid to our Named Executive Officers were at the 75th percentile of our Technology Company Peer Group with the exception of Mr. Crowe, whose base salary was at the median, and between the median and the 75th percentile for the Communications Company Peer Group for our Named Executive Officers with the exception of Mr. Crowe whose base salary was below the median for this peer group. Variations generally relate to the experience level of the individual and the fact that roles for a participating title may not match particularly well company to company.

A significant percentage of total target compensation for our Named Executive Officers is allocated to bonus and equity compensation as a result of the philosophy and objectives described above. We do not have a pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by its outside consultant as well as Mr. Crowe, Mr. Stortz, Ms. Chambliss and Mr. Sunit S. Patel, our Executive Vice President and Chief Financial Officer, to determine the appropriate level and mix of base and incentive compensation. We also incorporate flexibility into our compensation programs and the assessment process to respond to and adjust for the evolving business and economic environment. Ultimately, however, the Compensation Committee exercises its full discretion to determine the allocation between cash and non-cash or short-term and long-term incentive compensation.

2009 Executive Compensation Components

Background Information

For the fiscal year ended December 31, 2009, the principal components of compensation for our Named Executive Officers were:

- base salary;
- discretionary cash bonuses; and
- long-term equity incentive compensation.

Our compensation elements simultaneously fulfill one or more of our compensation philosophy goals and objectives.

Our base salary and bonus decisions are designed to reward annual achievements and to be commensurate with the executive's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. Our other elements of compensation—in particular our long-term incentive program—focus on motivating and challenging the executive to achieve superior, longer-term, sustained results.

Our Compensation Committee initially evaluates the performance of our Named Executive Officers as a team in meeting our overall corporate goals and objectives when determining salary, bonus and equity compensation. Individual performance targets or performance measures are not set for these Named Executive Officers. The determination of any payouts is in the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Compensation Committee's assessment of the executive team's overall performance in meeting our corporate goals and objectives.

After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of the relative contribution to the team's overall performance of the other Named Executive Officers who report directly to him, he provides to the Compensation Committee his recommendations for those individual's base salary and short- and long-term incentive compensation. Mr. Crowe develops his recommendations by first applying his judgment to determine an appropriate distribution of base salary and incentive compensation among the Named Executive Officers. He then makes adjustments based on his subjective view of the individual's contribution based on the individual's role and/or whether the distribution is equitable. Mr. Crowe's recommendations, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. With respect to Mr. Crowe, the Compensation Committee establishes the base salary level and incentive compensation amounts.

Base Salary

We provide our Named Executive Officers with base salary to compensate them for services rendered during the year. These base salaries are based on experience, skills, job responsibilities and individual contribution, with reference to base salary levels of executives in the relevant market as guided by our compensation peer groups that our Compensation Committee is using from time to time. Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility. The Compensation Committee makes reasoned subjective determinations as to merit based increases to salaries for the Named Executive Officers based on the items described above.

Bonus

Our cash bonus program is designed to reward our executives for the achievement of short-term financial and business goals. Although each executive officer is eligible to receive a bonus under our cash bonus program, the paying of a bonus to any individual or the officers as a group is entirely at the discretion of our Compensation Committee. The Compensation Committee may choose to pay a bonus or not, and decide on the actual level of the payment, in light of all relevant factors after completion of the fiscal year.

In February 2009, our Compensation Committee determined the 2009 business goals and objectives for the bonus program for our senior executives, which includes our Named Executive Officers. We refer to this program as the Executive Bonus Program. The business objectives included certain financial and strategic goals. Bonus target amounts remained unchanged from 2008. Bonuses for 2009 did not have a minimum payout or maximum cap.

Our Compensation Committee does not establish targets that if met by the Named Executive Officer or Officers automatically results in the payment of a bonus, or a portion of a bonus, to that individual or individuals. Instead, the Compensation Committee considers the meeting of a specific objective or goal as one factor that contributes to the exercise of the Compensation Committee's discretion to pay a bonus. While the Compensation Committee may indicate particular measures or milestones the achievement of which it will consider in the exercise of its discretion, these measures or milestones are not intended as specific targets. It is the Compensation Committee's assessment of these measures or objectives after completion of the year—in addition to the Compensation Committee's assessment of the other factors that are described elsewhere in this Compensation Discussion and Analysis—that inform the Compensation Committee's exercise of its discretion in paying a bonus.

In addition, while goals and targets may be set, actual payout is determined by the Compensation Committee taking into account additional activities such as mergers, acquisitions, divestitures and capital markets activities, prevailing market and economic conditions and the subjective assessment of individual performance. Where performance is above the targeted level of performance, the Compensation Committee may elect to pay a bonus above the range of expected payouts. Performance goals are generally assigned a weighting which is not absolute in its application, but serves as a guideline to inform the Compensation Committee's determination of the bonus payment level. Ultimately, the Compensation Committee retains full discretion to adjust bonus payouts to prevent inappropriate results, taking into account the overall context of our results so that bonuses are neither too low nor too high.

Using the design principles described above for our Executive Bonus Program, in February 2009 the Compensation Committee set the following 2009 goals and objectives for the Executive Bonus Program, some of which were given more significant weighting than others:

- *Meet overall 2009 financial goals.* Performance against this goal is measured against 2009 budget targets, with substantial overweighting on achievement of sustainable free cash flow targets and core network services revenue December exit run rate (that is, the amount of core network services revenue as of the end of 2009). We defined sustainable free cash flow each quarter as Adjusted EBITDA, less capital expenditures, less the average net cash interest expense for the trailing four quarters, plus/less average working capital for the trailing four quarters. For the year ended December 31, 2009, sustainable free cash flow is calculated as 2009 Adjusted EBITDA, less 2009 capital expenditures, less 2009 net cash interest expense, plus/less 2009 changes in working capital;
- *Significantly improve the customer experience.* Performance against this goal is based on an assessment of customer satisfaction surveys and other internal company metrics that measure our customers' satisfaction with their experience in receiving services from Level 3; and
- *Ensure the company attracts and retains an appropriate workforce.* Performance against this goal is measured by an assessment of employee voluntary turnover rate and employee satisfaction.

From time to time during the course of the year, the Compensation Committee reviews the business goals and objectives for the Executive Bonus Program that are then in effect to confirm that these goals and objectives remain appropriate. The Compensation Committee therefore reserves the right to make adjustments during the year to the goals and objectives or the relative weighting assigned to the goals and objectives. However, no changes were made during 2009 to the goals and objectives that are described above for the 2009 Executive Bonus Program.

Stock Awards

Background. Our Compensation Committee also believes that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. Our current LTI program provides for two types of equity awards. The first type of equity award is a stock-indexed security referred to as an outperform stock appreciation right or OSO, which is administered under our 1995 Stock Plan, as amended. The second type of equity award is restricted stock units or RSUs, the restrictions on which lapse over a period of years, depending on the participant's continued employment and the terms of the specific grant, which is also administered under the 1995 Stock Plan, as amended. We believe that the use of OSOs and RSUs allows us to accomplish several objectives, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs. As discussed above, to determine the annual LTI program award pool for all participants in the RSU and OSO award programs for the 2009 Award Year, in February 2009 the Compensation Committee continued to use as a guideline the Shareholder Value Transfer methodology.

Through the 2009 Award Year, all of our employees were eligible to receive RSU awards, but only certain employees, including all of our Named Executive Officers, were eligible to receive awards of OSOs.

OSOs. OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of our common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is settled. OSOs granted in 2009 vest 100% on the third anniversary of the date of the award and will fully settle on that date. Recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option." The Compensation Committee felt that the continued use of a European style OSO provides a potentially longer holding period and a better alignment of our LTI program with the interests of our stockholders.

The value of OSOs will increase as the price of our common stock increases relative to the performance of the S&P 500® Index over time. This increase in value is attributable in part to the use of a "success multiplier."

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." The mechanism for determining the value of an individual OSO award is described below. The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The Adjusted Strike Price cannot be adjusted below the Initial Price. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the settlement date.

RSUs. An RSU represents our agreement to issue to the employee shares of our common stock on the date that the restrictions lapse, so long as the employee is employed on that date. RSUs are granted on a regular, fixed quarterly basis. RSUs are granted on a quarterly basis to provide our employees awards that are distributed throughout the year. The restrictions on RSUs generally lapse in equal annual installments over three or four years, depending on the employee's continued employment and the terms of the specific grant. When the restrictions lapse, the employee is issued the number of shares of common stock equal to the number of RSUs for which the restrictions have lapsed on that date.

Grant Decisions for the 2009 Award Year. At the beginning of the 2009 Award Year, a fixed target award amount was determined for each employee for RSUs and, if eligible, a fixed target award amount was determined for OSOs. These fixed amounts were set for the 2009 Award Year, and were then divided by four in the case of RSUs and by twelve with respect to OSOs to determine the number actually awarded to the employee quarterly or monthly, as the case may be. These fixed amounts were not adjusted during the 2009 Award Year whether on account of an individual's performance or the movement in our common stock price. However, the Compensation Committee reserves the right to make changes to this program—including the fixed target amounts—as conditions in the market or our business require.

The award level for each Named Executive Officer for the 2009 Award Year was determined by the Compensation Committee in February 2009, based upon: prior performance; the importance of retaining the Named Executive Officers' services; the potential for their performance to help us attain our long-term goals; the individual's job position and responsibilities and a consideration of the applicable elements of our compensation philosophy. The Compensation Committee also used as a guideline, competitive data from both peer groups. The Compensation Committee will continue to set the fixed target amounts of OSOs and RSUs for all Named Executive Officers.

We have awarded OSOs on fixed grant dates, and we award RSUs generally also on fixed grant dates. In certain cases, new employees receive a grant of RSUs effective upon their actual employment with us or the next regular grant date, but those new employees who are eligible to receive OSOs do not receive OSO awards until the next regular award date after their date of hire. In addition, we do not coordinate grants of these awards so that they are made before announcement of favorable information, or after announcement of unfavorable information. All awards to Named Executive Officers require the direct approval of the Compensation Committee. OSOs are granted on a fixed monthly basis on the first day of the month. We granted OSOs on a fixed monthly basis to address the challenge presented by our common stock price's significant volatility with respect to the establishment of the Initial Price. The initial strike price for all OSOs is the prior trading day's closing price of our common stock on the NASDAQ Global Select Market.

RSUs were granted on a fixed quarterly basis on the first day of January, April, July and October. LTI targets for new hires are determined at the time of their joining the company.

Change in Control. Our OSOs generally vest or settle, as the case may be, upon a change in control of Level 3 Communications, Inc. In addition, the restrictions on our RSUs generally lapse upon a change of control. This is generally the only benefit obtained automatically upon a change of control.

The definition of what constitutes a "change of control" is set forth in our 1995 Stock Plan. The following summary is qualified in its entirety by reference to the full definition included in the 1995 Stock Plan. The definition of what constitutes a change of control for the 2009 Award Year in the 1995 Stock Plan can be summarized as follows.

(i) The acquisition by any individual, entity or group of beneficial ownership (within the meaning of the SEC's rules) of 30% or more (on a fully diluted basis) of either the then outstanding shares of our common stock, taking into account as outstanding for this purpose such common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such common stock; with certain acquisitions that are excluded from this provision; or

(ii) Individuals who, as of April 1, 1998, constitute the Board, which is defined as the "Incumbent Board," cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to April 1, 1998 whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, which is defined as a "Business Combination," unless, following such Business Combination, (a) our stockholders continue to hold more than 60% of the then outstanding voting securities of the entity resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns us or all or substantially all of our assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of our outstanding common stock and (b) no person or entity (with certain exceptions) beneficially owns, directly or indirectly, 50% or more (on a fully diluted basis) of, respectively, the then outstanding voting securities of the entity resulting from such Business Combination, taking into account as outstanding for this purpose such common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such common stock, or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by our stockholders of our complete liquidation or dissolution.

In addition, the Compensation Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Compensation Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as our senior management, either immediately or in the foreseeable future (it being understood that the Compensation Committee need not conclude that no changes in our senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single person or entity, either immediately or in the foreseeable future, with certain specified exceptions.

We are proposing to modify the definition of change of control for our long-term incentive plans going forward. For more information regarding this proposal, please see "STOCK PLAN PROPOSAL" elsewhere in this proxy statement.

We also have a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i), so that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended. In the event that there is a change in control as defined by the 1995 Stock Plan that does not qualify as a change in control event under Section 409A, if the employee undergoes a separation from service on account of his or her termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the 1995 Stock Plan.

We have a so-called "single" trigger treatment for equity vehicles for the following reasons:

- To keep employees relatively whole for a reasonable period, but avoid creating a "windfall."
- Single trigger vesting ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants.

- Single trigger vesting provides employees with the same opportunities as stockholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the transaction.
- The employing company that made the original equity grant will no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success.
- Single trigger vesting on performance-contingent equity, in particular, is appropriate given the difficulty of replicating the underlying performance goals.
- To support the compelling business need to retain key employees during the uncertain times preceding a change in control.
- A single trigger on equity vesting can be a powerful retention device during change in control discussions, especially for more senior executives where equity represents a significant portion of their total pay package.

In addition, we will provide gross-ups for our employees from any taxes due under Section 4999 of the Internal Revenue Code of 1986. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. We determined that the potential for Section 4999 gross up payments are appropriate for all of our employees, because it is uncertain at the time an employee joins the company whether he or she will be affected by Section 4999 at the time of a change of control and to provide an equal level of benefit across individuals without regard to the effect of the excise tax.

Modifications Generally. From time to time, our Compensation Committee evaluates all elements of our LTI programs. Our Compensation Committee from time to time may make changes to any or all of the elements of these programs to reflect the changing needs related to attracting, retaining and motivating our Named Executive Officers. These changes may be based, in part, on market conditions and the LTI program of competitors. Management and the Compensation Committee regularly review our compensation programs to determine whether these programs are accomplishing our goals in the most cost-effective manner.

Determination of Total Compensation for 2009

Base Salary

In February 2009, the Compensation Committee reviewed the 2009 base salaries for our Named Executive Officers. The Compensation Committee determined to make no adjustment to Mr. Crowe's base salary for 2009.

The base salaries for the other Named Executive Officers that report directly to Mr. Crowe for 2009 were based on recommendations by Mr. Crowe. In making his recommendations for the other Named Executive Officers, Mr. Crowe considered:

- the executive officer's job position and areas of responsibility;
- the executive officer's expected future contributions;
- the survey data of our compensation peer groups; and
- a comparison of the base salaries of the executive officers who report directly to Mr. Crowe to ensure internal equity.

Based upon Mr. Crowe's recommendation, in February 2009, the Compensation Committee determined to make no changes to the base salaries of the other Named Executive Officers for 2009.

In February 2010, the Compensation Committee determined to leave all Named Executive Officers' salaries unchanged for 2010.

The Compensation Committee used our compensation peer groups as a source for market or competitive data, which data was then used as a guideline for the exercise of its discretion in determining the salary adjustments for our Named Executive Officers. Our Compensation Committee did not use information with respect to our compensation peer groups to benchmark its decisions. The inclusion of compensation peer group comparisons for salaries is provided as market or competitive data that informed the Compensation Committee's decision to not increase base salaries in February 2009.

We believe that Mr. Crowe's salary as a multiple of the other Named Executive Officers' salaries is in line with traditional multiples for the chief executive officer. The Compensation Committee also believes that the differences are explained by the positions that the individuals hold and are based on individual performance evaluations only to the extent described above. As described above, our Compensation Committee views the performance of our executive officers as a team when determining salary, bonus and equity compensation. Also as described above, Mr. Crowe develops his recommendations for the Named Executive Officers who report directly to him by first applying his judgment to determine an appropriate distribution of compensation among the Named Executive Officers. He then makes adjustments based on his subjective view of the individual's contribution based on the individual's role and/or whether the distribution is equitable. Mr. Crowe's recommendations, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures.

Bonus

In determining the 2009 bonus compensation for the Named Executive Officers, the Compensation Committee considered these Named Executive Officers' performance as a group against the objectives described above. These results included the following items.

Meet overall 2009 financial goals. The following table summarizes our Board of Directors approved budget targets, which in some cases are equal to our publicly issued guidance, as well as our actual results for 2009.

Metric ($ in millions)	2009 Communications Budget	2009 Communications Full Year Results
Core Network Services revenue	$3,066	$2,843
Communications Adjusted EBITDA	$1,030	$ 910
December Core Network Services Run Rate	$ 260	$ 234
Sustainable Free Cash Flow	$ 74	$ 44

The actual results for 2009 for Core Network Services revenue were approximately 93% of budget. Communications Adjusted EBITDA was approximately 88% of budget. December Core Network Services run rate was 90% of budget. Sustainable Free Cash Flow for 2009, the metric that was given the most weighting by the Compensation Committee was approximately 60% of budget.

Significantly improve the customer experience. During the course of the year, our performance against this goal was measured by various customer satisfaction survey data. The number of customers indicating that their overall satisfaction with our ordering and installation process was in the two highest categories on our five category survey increased approximately 71% over the course of 2009. In addition, the number of customers indicating that their overall satisfaction was in the lowest two categories of our five category survey improved approximately 58% over the course of 2009.

Over the course of the year, the number of customers indicating that their overall satisfaction with our service issue resolution was in the two highest categories on our five category survey increased approximately 29%. In addition, the number of customers indicating that their overall satisfaction was in the lowest two categories of our five category survey improved approximately 9% over the course of the year.

Ensure the company attracts and retains an appropriate workforce. Given the nature of this objective, no specific quantitative targets were established by the Compensation Committee. The Compensation Committee considered management's assessment that we have been able to attract and retain the appropriate workforce, based in part on the review of our voluntary turnover rate being below management's assessment of the industry benchmark of 11%, that the rate of voluntary termination by employees who were rated in the two highest of the five total categories of our job performance measures was appropriate in the judgment of the Compensation Committee as was the rate of voluntary termination of vice presidents and above.

In addition to the review of these factors, the Compensation Committee also considered liability management and capital markets activities completed during 2009. These activities, and the associated changes to our balance sheet can be summarized as follows.

- Amended and restated senior secured credit facility to include a new $220 million Tranche B Term Loan, without any changes made to any of the restrictive covenants contained in the existing senior secured credit facility. Net proceeds of approximately $214 million.
- Increased the Tranche B Term Loan by an additional $60 million, again without any changes made to any of the restrictive covenants contained in the existing senior secured credit facility Net proceeds approximated $60 million.
- Executed exchange agreement with an institutional investor to exchange a combination of cash and $200 million aggregate principal amount of our 7% Convertible Senior Notes due 2015 for $142,079,000 aggregate principal of our 6% Convertible Subordinated Notes due 2010 and $139,820,000 aggregate principal of our 2.875% Convertible Senior Notes due 2010.
- Issued $275 million aggregate principal amount of our 7% Convertible Senior Notes due 2015, Series B.
- Completed necessary capital markets review and negotiations to be in a position to access the high yield market quickly in 2010. This work enabled us to launch and successfully market and close the issuance by our subsidiary, Level 3 Financing, Inc., of $640 million aggregate principal amount of 10% Convertible Senior Notes due 2018 to fund the refinancing of $550 million aggregate principal amount of Level 3 Financing, Inc.'s 12.25% Senior Notes due 2013.
- During 2009, we purchased an aggregate of $432 million principal amount of debt for an aggregate of $391 million plus accrued and unpaid interest. This represented the capturing of an aggregate of $41 million of debt discount as the notes were purchased at prices less than par. As a result of these repurchases, we saved interest expense of $11 million in 2009.

While our financial performance improved as 2009 progressed, we improved the overall customer experience, we achieved satisfactory metrics in measuring our ability to motivate and retain an appropriate workforce and we achieved a variety of successes in the capital markets and the managing of our long-term liabilities, the Compensation Committee determined to pay no bonuses to the Named Executive Officers for 2009 performance as a result of our failure to achieve our financial objectives for 2009.

The Compensation Committee, as well as the full Board of Directors, continues to be satisfied with Mr. Crowe's leadership of the company and his performance during 2009, notwithstanding our financial performance.

Stock Based Awards.

The LTI award levels for the Named Executive Officers for the 2009 Award Year were determined by the Compensation Committee in February 2009. We grant OSOs and RSUs to our Named Executive Officers based upon the Named Executive Officers' role and responsibilities, prior performance, the importance of retaining their services and the potential for their performance to help us attain our long-term goals. Our Compensation Committee views the performance of our Named Executive Officers as a team when determining LTI award levels.

For the determination of LTI award levels, we do not set individual performance targets or performance measures for our Named Executive Officers. The determination of any award levels for all Named Executive Officers is in the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Shareholder Value Transfer methodology and the executive team's overall performance as assessed by the Compensation Committee. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of the relative contribution of the other named executive officers who report directly to Mr. Crowe to the team's overall performance, he provides to the Compensation Committee his recommendations for those individual's LTI award level. Mr. Crowe develops his recommendations by first applying his judgment to what is an appropriate distribution of LTI awards among the Named Executive Officers and then he may make adjustments based on his personal subjective view of the individual's contribution through the individual's role and/or whether the distribution is equitable. Mr. Crowe's adjustments, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. The Compensation Committee establishes the level of LTI awards for Mr. Crowe.

In the exercise of its discretion, the Compensation Committee also considers as a guideline—and not as a benchmark—competitive data from the compensation peer groups.

As participants in our LTI program during 2009, each Named Executive Officer received the RSUs and OSOs indicated in the table below. These awards were made during a portion of the 2008 Award Year and a portion of the 2009 Award Year.

Name	RSUs	OSOs
James Q. Crowe	982,035	982,035
Sunit S. Patel	261,885	261,885
Jeff K. Storey	827,125*	427,125
Charles C. Miller, III	333,621	333,621
Thomas C. Stortz	278,256	278,256

* Mr. Storey received an initial grant of 400,000 RSUs in connection with his joining Level 3.

Given Mr. Crowe's and the other Named Executive Officers' roles in leading Level 3 during 2009 and the challenges and achievements for the year, the Compensation Committee considers the total remuneration provided to the Named Executive Officers for 2009 to be appropriate.

Other Compensatory Benefits

As salaried, U.S.-based employees, the Named Executive Officers participate in a variety of health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites

We limit the perquisites that we make available to our Named Executive Officers. With the exception of the personal use of our corporate aircraft—which is discussed below—our Named Executive Officers are entitled to no benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide company vehicles, club memberships, financial consulting, pension arrangements, post-retirement health coverage, or similar benefits for our Named Executive Officers or other employees.

While not a perquisite as defined by the SEC's rules, we provide our Named Executive Officers personal use of our corporate aircraft because we believe that this benefit generally allows our executives to work more efficiently, and that providing this benefit strikes the appropriate balance since the executives that use our corporate aircraft solely for personal use agree to reimburse us for our incremental cost pursuant to an Aircraft Time-Share Agreement. This agreement provides that we will charge the individual the incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for the first six months of 2009 was $2,000 per hour of use and $1,500 per hour of use for the last six months of 2009. We received a total payment in the amount of $153,547 from Mr. Crowe under his agreement for the period January 1, 2009 to December 31, 2009.

We note that when a guest accompanies a member of our senior management on business travel and when required by applicable Internal Revenue Service regulations, we impute as income the cost of that additional travel to that executive. In addition, in certain limited circumstances we impute as income the cost of personal travel to an executive to the extent that the personal use of the corporate aircraft is at the direction of the company and for the company's benefit in attracting and retaining a member of senior management. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2009, Mr. Crowe had $1,094 of imputed income and Mr. Storey had $19,565 of imputed income.

In calculating Mr. Storey's total compensation in the Summary Compensation Table below, we have calculated $63,933 as the amount that would equate to our incremental cost to provide the benefit. With respect to Mr. Crowe, as these amounts relate to imputed income for travel that was incidental to business travel by Mr. Crowe, there is no actual incremental cost to us for providing this personal use of our corporate aircraft.

Post-Employment Compensation

Pension Benefits. We do not provide pension arrangements or post-retirement health coverage for our Named Executive Officers. Our Named Executive Officers, as well as all of our U.S.-based employees, are eligible to participate in our 401(k) plan. We provide a matching contribution to all participants in the 401(k) plan, including our Named Executive Officers, through units in the Level 3 Stock Fund, the mechanism that is used for Level 3 to make employer matching and other contributions to employees, including the Named Executive Officers, through the Level 3 401(k) plan. For 2009, we matched up to 100% of 7% through March 2009 and up to 100% of 3%, in each case of eligible earnings or regulatory limits for the balance of the year. Neither our Named Executive Officers nor our other employees are able to purchase units in the Level 3 Stock Fund. As all of our Named Executive Officers have more than three years of service with us, each of the Named Executive Officers are fully vested in the units of the Level 3 Stock Fund in their 401(k) plan accounts.

For the year ended December 31, 2009, the Compensation Committee did not approve a discretionary grant to the 401(k) share accounts of qualifying U.S.-based employees, including all of the Named Executive Officers. Historically, this discretionary grant, if made, has been in the form of units in the Level 3 Stock Fund. The Compensation Committee determined that based on our performance in 2009 and the price for our common stock at December 31, 2009, that the large number of shares of our common stock that would be necessary to fund this discretionary grant, that is, the dilution, that a discretionary grant to the 401(k) share accounts would not be appropriate at this time.

Retirement Benefit. Upon a Named Executive Officer's retirement in accordance with our retirement benefit, the restrictions on all outstanding RSUs lapse, unvested OSOs awarded prior to April 1, 2007 vest, and OSOs awarded on and after April 1, 2007, are retained by the individual until those OSOs settle on the third anniversary of their grant, provided that the OSO then has a positive value. Because an individual who is eligible for retirement could retire at any time and therefore trigger the retirement benefit, for those retirement eligible employees we are required by the applicable accounting guidance in the United States to accelerate the non-cash accounting expense that would have been recognized in the future for RSUs and OSOs awarded to that retirement eligible employee.

Each of Messrs. Crowe, Miller and Stortz are retirement eligible, and as a result, the full non-cash accounting expense associated with all grants of OSOs and RSUs to these individuals is taken by us as of the date those awards are made.

Nonqualified Deferred Compensation. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Other Post-Employment Payments. All of our Named Executive Officers are employees-at-will and as such do not have employment contracts with us.

Post-2009 Compensation Decisions

In February 2010, the Compensation Committee and Board of Directors approved the amendment and restatement of our 1995 Stock Plan. As described in more detail elsewhere in this proxy statement, the plan was amended and restated in order to, among other things, increase the number of shares of our common stock reserved under the plan, extend the term of the plan, amend the definition of "change of control" in the plan, and provide for the grant of performance awards. We believe that these amendments will allow us to more effectively incentivize our Named Executive Officers through our existing LTI award program. A more detailed description of the amendments to the 1995 Stock Plan is contained below under "STOCK PLAN PROPOSAL."

Stock Ownership Guidelines

The Compensation Committee has adopted guidelines for ownership of our common stock for our senior executives. The Compensation Committee reviews these guidelines at least annually, and may update or modify them based on a variety of factors including the composition of our senior management team and stock market conditions. Stock held by the individual, his or her spouse and minor children, along with shares of our common stock held in the individual's 401(k) Plan account and in trusts for the benefit of these individuals, will be included for purposes of determining the individual's satisfaction of the ownership guidelines. The guidelines for 2009 were as follows:

CEO	1,000,000
COO/President/Vice Chairman	500,000
Group Presidents/Executive Vice Presidents/CFO	250,000
Group Vice Presidents	150,000
Members of Board of Directors	50,000

The Compensation Committee has concluded that grants of restricted stock or restricted stock units will not be made to assist individuals in meeting the ownership guidelines. In addition, the Compensation Committee has concluded not to force individuals to make either private or open market purchases of our common stock to meet the ownership guidelines. Rather, the Compensation Committee has concluded that after a period of 5 years—beginning on the later of (a) the date that the individual is elected to the relevant position and (b) February 2007 if the individual was serving in the position in February 2007—that until such time as the individual is in compliance with these guidelines, 25% of the shares of our common stock issuable upon any OSO exercise or settlement or upon restrictions on restricted stock unit grants lapsing should be held by the individual in the form of shares of our common stock until such time as the guideline has been met. The failure of an individual to make a good faith effort to meet the guidelines in a timely manner and to maintain their compliance with the guidelines will be a significant factor in the Compensation Committee's and senior management's determinations of the individual's future bonus payments and long-term incentive compensation awards.

Potential Effect on Compensation from Executive Misconduct

If our Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limit, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of our financial results, seeking reimbursement of any compensation paid or awarded to the executive that is greater than what would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Section 162(m) of the Internal Revenue Code

The Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m) of the Internal Revenue Code of 1986, or the Code, when making compensation decisions for our Named Executive Officers. Generally, Section 162(m) limits the amount of compensation that a public company can deduct for federal income tax purposes to the extent that the compensation is greater than $1.0 million and does not fall within that section's exemptions. Our OSO program is intended to meet the requirements for "qualified performance-based compensation" exempt from these deductibility limitations. Our bonus program, however, would not qualify for the exemptions contained in Section 162(m). The Compensation Committee does not believe it is advisable to adopt a strict policy against paying nondeductible compensation, and may do so in appropriate circumstances. While the Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m), at the present time, the Compensation Committee's determination with respect to the payment of compensation to our Named Executive Officers is not affected by this tax deductibility limitation.

Compensation Committee Report

The Compensation Committee of the Board has reviewed this Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to our Board that this Compensation Discussion and Analysis be included in Level 3's Form 10-K for the year ended December 31, 2009 and Level 3's Proxy Statement with respect to the 2010 Annual Meeting of Stockholders. This report is provided by the following independent directors, who comprise the committee:

Richard R. Jaros (Chairman)
Michael J. Mahoney
Arun Netravali
Albert C. Yates

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
James Q. Crowe	2009	$815,000(1)	$ —	$1,184,218	$1,355,383	$ 16,500	$3,371,101
Chief Executive Officer	2008	$812,692	$1,800,000	$1,195,970	$1,724,933	$ 15,500	$5,549,095
	2007	$790,385	$ —	$3,259,139	$3,003,706	$ 22,250	$7,075,480
Sunit S. Patel	2009	$475,000(1)	$ —	$ 315,803	$ 361,448	$ 16,500	$1,168,751
Executive VP & Chief	2008	$438,846	$ 650,000	$1,077,731	$ 473,995	$ 15,500	$2,656,072
Financial Officer	2007	$412,115	$ —	$ 977,763	$ 901,130	$ 22,250	$2,313,258
Jeff K. Storey	2009	$550,000(1)	$ —	$ 795,063	$ 589,509	$ 79,164	$2,013,736
President & Chief Operating Officer	2008	$ 31,731	$ 275,000	$ —	$ —	$ —	$ 306,731
Charles C. Miller, III	2009	$505,000(1)	$ —	$ 402,307	$ 460,456	$ 16,500	$1,384,263
Executive VP & Vice	2008	$502,692	$ 630,000	$ 424,282	$ 611,315	$ 15,500	$2,183,789
Chairman	2007	$487,115	$ —	$1,200,488	$1,201,511	$ 22,250	$2,911,364
Thomas C. Stortz	2009	$475,000(1)	$ —	$ 335,544	$ 384,045	$ 16,500	$1,211,089
Executive VP & Chief Legal	2008	$471,154	$ 620,000	$1,148,574	$ 504,147	$ 15,500	$2,759,375
Officer	2007	$445,192	$ —	$1,099,682	$ 961,193	$ 22,250	$2,528,317

(1) Information for 2009 reflects the full year effect of salary adjustments made in 2008. No salary adjustments were made in 2009. Mr. Storey joined Level 3 in December 2008.

(2) We award both restricted stock units ("RSUs"), and outperform stock options ("OSOs"), as part of our long-term incentive program. These awards vest over a number of years. When an award is made, the fair value of all shares granted, regardless of vesting schedules, is determined. For RSUs, fair value is calculated using the closing price of our common stock on the day before the grant, and for OSOs, fair value is calculated using a formula based methodology. These columns represent the full grant date fair value of the RSUs and OSOs awarded to the Named Executive Officer. For additional information relating to the assumptions made by us in valuing these awards for 2009, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2009, as filed with the SEC.

(3) This column includes $16,500 ($15,231 for Mr. Storey) and $15,500 of company matching contributions to the Named Executive Officer's 401(k) plan account for 2009 and 2008, respectively. For 2007, these amounts also include discretionary contributions to the Named Executive Officer's 401(k) plan account. These contributions were made in the form of units of the Level 3 Stock Fund.

For Mr. Storey, amounts in this column include $63,933 related to his use of our aircraft pursuant to the arrangement described above under the caption "Compensation Discussion and Analysis—*Determination of Total Compensation for 2009—Other Compensatory Benefits—Perquisites.*" The calculation of our incremental cost for personal use of our aircraft by Mr. Storey is based on the rate that we charge our executives under the Aircraft Time-Share Agreement. This agreement provides that we will charge the individual the incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. Consistent with this regulation, the rate includes only the variable costs incurred as a result of personal flight activity, including fuel, oil, lubricants, other additives, travel expenses of the crew, including food, lodging and ground transportation, hanger and tie-down costs away from the aircraft's base of operations, insurance obtained for the specific flight, landing fees, airport taxes and similar assessments, customs, foreign permit and similar fees directly related to the flight, in flight food and beverages, passenger ground transportation, and flight planning and weather contract services. It excludes non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there was any personal use of aircraft.

Grants of Plan-Based Awards in 2009

This table provides the following information about equity granted to the Named Executive Officers in 2009: (1) the grant date; (2) the number of shares underlying the RSUs awarded to the Named Executive Officers (3) the number of shares underlying OSOs awarded to the Named Executive Officers, (4) the initial strike price of the OSOs, which reflects the closing price of our common stock on the date prior to the grant date and (5) the grant date fair value of each equity award.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(1)	All Other Option Awards: Number of Securities Underlying Option(2)s	Exercise or Base Price of Option Awards(3)	Grant Date Fair Value of Stock and Option Awards(4)
James Q. Crowe	1/1/2009		38,511	$0.70	$ 31,972
	2/1/2009		38,511	$1.00	$ 45,674
	3/1/2009		38,511	$0.80	$ 36,539
	4/1/2009		96,278	$0.92	$105,051
	5/1/2009		96,278	$1.12	$127,888
	6/1/2009		96,278	$1.07	$122,179
	7/1/2009		96,278	$1.51	$172,420
	8/1/2009		96,278	$1.23	$140,448
	9/1/2009		96,278	$1.20	$137,023
	10/1/2009		96,278	$1.39	$158,718
	11/1/2009		96,278	$1.18	$134,739
	12/1/2009		96,278	$1.25	$142,732
	1/1/2009	115,533			$ 80,873
	4/1/2009	288,834			$265,727
	7/1/2009	288,834			$436,139
	10/1/2009	288,834			$401,479
Sunit S. Patel	1/1/2009		10,270	$0.70	$ 8,526
	2/1/2009		10,270	$1.00	$ 12,180
	3/1/2009		10,270	$0.80	$ 9,744
	4/1/2009		25,675	$0.92	$ 28,015
	5/1/2009		25,675	$1.12	$ 34,105
	6/1/2009		25,675	$1.07	$ 32,582
	7/1/2009		25,675	$1.51	$ 45,980
	8/1/2009		25,675	$1.23	$ 37,454
	9/1/2009		25,675	$1.20	$ 36,541
	10/1/2009		25,675	$1.39	$ 42,326
	11/1/2009		25,675	$1.18	$ 35,932
	12/1/2009		25,675	$1.25	$ 38,063
	1/1/2009	30,810			$ 21,567
	4/1/2009	77,025			$ 70,863
	7/1/2009	77,025			$116,308
	10/1/2009	77,025			$107,065
Jeff K. Storey	1/1/2009		16,750	$0.70	$ 13,906
	2/1/2009		16,750	$1.00	$ 19,866
	3/1/2009		16,750	$0.80	$ 15,892
	4/1/2009		41,875	$0.92	$ 45,691
	5/1/2009		41,875	$1.12	$ 55,623
	6/1/2009		41,875	$1.07	$ 53,140

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(1)	All Other Option Awards: Number of Securities Underlying Option(2)s	Exercise or Base Price of Option Awards(3)	Grant Date Fair Value of Stock and Option Awards(4)
	7/1/2009		41,875	$1.51	$ 74,992
	8/1/2009		41,875	$1.23	$ 61,086
	9/1/2009		41,875	$1.20	$ 59,597
	10/1/2009		41,875	$1.39	$ 69,033
	11/1/2009		41,875	$1.18	$ 58,603
	12/1/2009		41,875	$1.25	$ 62,080
	1/1/2009	50,250			$ 35,175
	4/1/2009	125,625			$115,575
	7/1/2009	125,625			$189,694
	10/1/2009	125,625			$174,619
	1/1/2009	400,000			$280,000
Charles C. Miller, III	1/1/2009		13,083	$0.70	$ 10,862
	2/1/2009		13,083	$1.00	$ 15,516
	3/1/2009		13,083	$0.80	$ 12,413
	4/1/2009		32,708	$0.92	$ 35,688
	5/1/2009		32,708	$1.12	$ 43,447
	6/1/2009		32,708	$1.07	$ 41,507
	7/1/2009		32,708	$1.51	$ 58,575
	8/1/2009		32,708	$1.23	$ 47,714
	9/1/2009		32,708	$1.20	$ 46,550
	10/1/2009		32,708	$1.39	$ 53,920
	11/1/2009		32,708	$1.18	$ 45,774
	12/1/2009		32,708	$1.25	$ 48,490
	1/1/2009	39,249			$ 27,474
	4/1/2009	98,124			$ 90,274
	7/1/2009	98,124			$148,167
	10/1/2009	98,124			$136,392
Thomas C. Stortz	1/1/2009		10,912	$0.70	$ 9,059
	2/1/2009		10,912	$1.00	$ 12,942
	3/1/2009		10,912	$0.80	$ 10,353
	4/1/2009		27,280	$0.92	$ 29,766
	5/1/2009		27,280	$1.12	$ 36,237
	6/1/2009		27,280	$1.07	$ 34,619
	7/1/2009		27,280	$1.51	$ 48,855
	8/1/2009		27,280	$1.23	$ 39,796
	9/1/2009		27,280	$1.20	$ 38,825
	10/1/2009		27,280	$1.39	$ 44,972
	11/1/2009		27,280	$1.18	$ 38,178
	12/1/2009		27,280	$1.25	$ 40,443
	1/1/2009	32,736			$ 22,915
	4/1/2009	81,840			$ 75,293
	7/1/2009	81,840			$123,578

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(1)	All Other Option Awards: Number of Securities Underlying Option(2)s	Exercise or Base Price of Option Awards(3)	Grant Date Fair Value of Stock and Option Awards(4)
	10/1/2009	81,840			$113,758

(1) This column shows the number of RSUs granted in 2009 to the Named Executive Officers. Each of these grants of RSUs, will have their restrictions lapse in four equal installments on the first, second, third and fourth anniversaries of the date of grant.

(2) This column shows the number of OSOs granted in 2009 to the Named Executive Officers. The number of shares issued upon exercise or settlement of OSOs is subject to increase or decrease based on the relative performance of our common stock when compared with the performance of the S&P 500® Index over the period between the date of grant of the OSO and the date immediately preceding the date of settlement. OSOs currently outstanding have a success multiplier ranging from zero to four depending upon the performance of our common stock relative to the S&P 500® Index. For details on the formula to determine the number of shares of our common stock that is issued upon settlement of vested OSOs, please see the discussion under the caption "2009 Executive Compensation Components—Stock Awards—OSOs," above. OSOs awarded on or after April 1, 2007 vest and fully settle on the third anniversary of the grant date. OSO awards provide for acceleration of vesting in the event of a change of control as defined in our 1995 Stock Plan, as amended.

(3) OSOs have an initial exercise price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This exercise price is referred to as the Initial Price. The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The Adjusted Strike Price cannot be adjusted below the closing price of our common stock on the day that the OSO was granted. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index. For details on the formula to determine the adjustment to the Initial Price for OSOs, please see the discussion under the caption "2009 Executive Compensation Components—Stock Awards—OSOs," above.

(4) This column shows the full grant date fair value of RSUs and the full grant date fair value of OSOs granted to the Named Executive Officers in 2009. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule. For purposes of the RSUs, fair value is calculated using the closing price of our stock the day before the grant date of $0.70 for January 1, 2009, $0.92 for April 1, 2009, $1.51 for July 1, 2009

and $1.39 for October 1, 2009. For purposes of the OSOs, the fair value is calculated using a calculation value factor of:

January 1, 2009	$0.83
February 1, 2009	$1.19
March 1, 2009	$0.95
April 1, 2009	$1.09
May 1, 2009	$1.33
June 1, 2009	$1.27
July 1, 2009	$1.79
August 1, 2009	$1.46
September 1, 2009	$1.42
October 1, 2009	$1.65
November 1, 2009	$1.40
December 1, 2009	$1.48

For additional information on the valuation assumptions with respect to the 2009 grants, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2009, as filed with the SEC.

Outstanding Equity Awards at 2009 Fiscal Year End

The following table provides information on the current holdings of OSOs and RSUs by the Named Executive Officers. This table includes vested and unvested OSOs and unvested RSUs. Each grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is shown following this table, based on the award grant date. For additional information about the OSO and RSU awards, see the descriptions under the caption "2009 Executive Compensation Components—Stock Awards" above. Because the number of shares underlying any OSO is subject to change by way of a formulaic multiplier based upon the performance of our common stock relative to the performance of the S&P 500® Index, a zero included in the columns titled Number of Securities Underlying Unexercised Options indicates that the OSOs comprising those specific grants have a zero multiplier resulting in a zero dollar value ($0) at December 31, 2009, indicating that our common stock price had not outperformed the S&P 500® Index from the grant date of these OSOs through December 31, 2009.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
James Q. Crowe	4/1/2006	0	0	$5.18	4/1/2010	29,687(a)	$ 45,421
	7/1/2006	0	0	$4.44	7/1/2010	29,687(b)	$ 45,421
	10/1/2006	0	0	$5.39	10/1/2010	52,512(c)	$ 80,343
	4/1/2007	0	0	$6.10	4/1/2010	98,118(d)	$150,121
	5/1/2007	0	0	$5.56	5/1/2010	49,058(e)	$ 75,059
	6/1/2007	0	0	$5.81	6/1/2010	49,058(f)	$ 75,059
	7/1/2007	0	0	$5.85	7/1/2010	73,588(g)	$112,590
	8/1/2007	0	0	$5.23	8/1/2010	86,649(h)	$132,573
	9/1/2007	0	0	$5.23	9/1/2010	86,649(i)	$132,573
	10/1/2007	0	0	$4.65	10/1/2010	86,649(j)	$132,573
	11/1/2007	0	0	$3.03	11/1/2010	115,533(k)	$176,765
	12/1/2007	0	0	$3.36	12/1/2010	288,834(l)	$441,916
	1/1/2008	0	0	$3.04	1/1/2011	288,834(m)	$441,916
	2/1/2008	0	0	$3.44	2/1/2011	288,834(n)	$441,916
	3/1/2008	0	0	$2.23	3/1/2011		
	4/1/2008	0	0	$2.12	4/1/2011		
	5/1/2008	0	0	$2.97	5/1/2011		
	6/1/2008	0	0	$3.43	6/1/2011		
	7/1/2008	0	0	$2.95	7/1/2011		
	8/1/2008	0	0	$3.40	8/1/2011		
	9/1/2008	0	0	$3.43	9/1/2011		
	10/1/2008	0	0	$2.70	10/1/2011		
	11/1/2008	0	29,159	$1.21	11/1/2011		
	12/1/2008	0	33,062	$1.17	12/1/2011		
	1/1/2009	0	63,889	$0.87	1/1/2012		
	2/1/2009	0	14,885	$1.35	2/1/2012		
	3/1/2009	0	28,661	$1.22	3/1/2012		
	4/1/2009	0	53,448	$1.29	4/1/2012		
	5/1/2009	0	8,222	$1.43	5/1/2012		
	6/1/2009	0	50,337	$1.30	6/1/2012		
	7/1/2009	0	0	$1.84	7/1/2012		

Name	Option Awards					Stock Awards	
	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
	8/1/2009	0	27,441	$1.39	8/1/2012		
	9/1/2009	0	47,071	$1.31	9/1/2012		
	10/1/2009	0	959	$1.47	10/1/2012		
	11/1/2009	0	57,459	$1.27	11/1/2012		
	12/1/2009	0	56,870	$1.27	12/1/2012		
Sunit S. Patel	4/1/2006	0	0	$5.18	4/1/2010	9,687(a)	$ 14,821
	7/1/2006	0	0	$4.44	7/1/2010	9,687(b)	$ 14,821
	10/1/2006	0	0	$5.39	10/1/2010	15,754(c)	$ 24,104
	4/1/2007	0	0	$6.10	4/1/2010	29,436(d)	$ 45,037
	5/1/2007	0	0	$5.56	5/1/2010	14,718(e)	$ 22,519
	6/1/2007	0	0	$5.81	6/1/2010	14,718(f)	$ 22,519
	7/1/2007	0	0	$5.85	7/1/2010	22,077(g)	$ 33,778
	8/1/2007	0	0	$5.23	8/1/2010	235,488(o)	$360,297
	9/1/2007	0	0	$5.23	9/1/2010	23,107(h)	$ 35,354
	10/1/2007	0	0	$4.65	10/1/2010	23,107(i)	$ 35,354
	11/1/2007	0	0	$3.03	11/1/2010	23,107(j)	$ 35,354
	12/1/2007	0	0	$3.36	12/1/2010	30,810(k)	$ 47,139
	1/1/2008	0	0	$3.04	1/1/2011	77,025(l)	$117,848
	2/1/2008	0	0	$3.44	2/1/2011	77,025(m)	$117,848
	3/1/2008	0	0	$2.23	3/1/2011	77,025(n)	$117,848
	4/1/2008	0	0	$2.12	4/1/2011		
	5/1/2008	0	0	$2.97	5/1/2011		
	6/1/2008	0	0	$3.43	6/1/2011		
	7/1/2008	0	0	$2.95	7/1/2011		
	8/1/2008	0	0	$3.40	8/1/2011		
	9/1/2008	0	0	$3.43	9/1/2011		
	10/1/2008	0	0	$2.70	10/1/2011		
	11/1/2008	0	7,776	$1.21	11/1/2011		
	12/1/2008	0	8,817	$1.17	12/1/2011		
	1/1/2009	0	17,038	$0.87	1/1/2012		
	2/1/2009	0	3,969	$1.35	2/1/2012		
	3/1/2009	0	7,643	$1.22	3/1/2012		
	4/1/2009	0	14,253	$1.29	4/1/2012		
	5/1/2009	0	2,193	$1.43	5/1/2012		
	6/1/2009	0	13,424	$1.30	6/1/2012		
	7/1/2009	0	0	$1.84	7/1/2012		
	8/1/2009	0	7,318	$1.39	8/1/2012		
	9/1/2009	0	12,553	$1.31	9/1/2012		
	10/1/2009	0	256	$1.47	10/1/2012		
	11/1/2009	0	15,323	$1.27	11/1/2012		
	12/1/2009	0	15,166	$1.27	12/1/2012		

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Jeff K. Storey	1/1/2009	0	27,788	$0.87	1/1/2012	50,250(k)	$ 76,883
	2/1/2009	0	6,474	$1.35	2/1/2012	400,000(p)	$612,000
	3/1/2009	0	12,466	$1.22	3/1/2012	125,625(l)	$192,206
	4/1/2009	0	23,246	$1.29	4/1/2012	125,625(m)	$192,206
	5/1/2009	0	3,576	$1.43	5/1/2012	125,625(n)	$192,206
	6/1/2009	0	21,893	$1.30	6/1/2012		
	7/1/2009	0	0	$1.84	7/1/2012		
	8/1/2009	0	11,935	$1.39	8/1/2012		
	9/1/2009	0	20,473	$1.31	9/1/2012		
	10/1/2009	0	417	$1.47	10/1/2012		
	11/1/2009	0	24,991	$1.27	11/1/2012		
	12/1/2009	0	24,735	$1.27	12/1/2012		
Charles C. Miller, III	4/1/2006	0	0	$5.18	4/1/2010	11,875(a)	$ 18,169
	7/1/2006	0	0	$4.44	7/1/2010	11,875(b)	$ 18,169
	10/1/2006	0	0	$5.39	10/1/2010	15,754(c)	$ 24,104
	4/1/2007	0	0	$6.10	4/1/2010	39,248(d)	$ 60,049
	5/1/2007	0	0	$5.56	5/1/2010	19,624(e)	$ 30,025
	6/1/2007	0	0	$5.81	6/1/2010	19,624(f)	$ 30,025
	7/1/2007	0	0	$5.85	7/1/2010	29,436(g)	$ 45,037
	8/1/2007	0	0	$5.23	8/1/2010	29,436(h)	$ 45,037
	9/1/2007	0	0	$5.23	9/1/2010	29,436(i)	$ 45,037
	10/1/2007	0	0	$4.65	10/1/2010	29,436(j)	$ 45,037
	11/1/2007	0	0	$3.03	11/1/2010	39,249(k)	$ 60,051
	12/1/2007	0	0	$3.36	12/1/2010	98,124(l)	$150,130
	1/1/2008	0	0	$3.04	1/1/2011	98,124(m)	$150,130
	2/1/2008	0	0	$3.44	2/1/2011	98,124(n)	$150,130
	3/1/2008	0	0	$2.23	3/1/2011		
	4/1/2008	0	0	$2.12	4/1/2011		
	5/1/2008	0	0	$2.97	5/1/2011		
	6/1/2008	0	0	$3.43	6/1/2011		
	7/1/2008	0	0	$2.95	7/1/2011		
	8/1/2008	0	0	$3.40	8/1/2011		
	9/1/2008	0	0	$3.43	9/1/2011		
	10/1/2008	0	0	$2.70	10/1/2011		
	11/1/2008	0	9,906	$1.21	11/1/2011		
	12/1/2008	0	11,232	$1.17	12/1/2011		
	1/1/2009	0	21,705	$0.87	1/1/2012		
	2/1/2009	0	5,057	$1.35	2/1/2012		
	3/1/2009	0	9,737	$1.22	3/1/2012		
	4/1/2009	0	18,157	$1.29	4/1/2012		
	5/1/2009	0	2,793	$1.43	5/1/2012		
	6/1/2009	0	17,101	$1.30	6/1/2012		
	7/1/2009	0	0	$1.84	7/1/2012		
	8/1/2009	0	9,322	$1.39	8/1/2012		

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Awards: Option Exercise Price ($)(2)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)
	9/1/2009	0	15,991	$1.31	9/1/2012		
	10/1/2009	0	326	$1.47	10/1/2012		
	11/1/2009	0	19,520	$1.27	11/1/2012		
	12/1/2009	0	19,320	$1.27	12/1/2012		
Thomas C. Stortz	4/1/2006	0	0	$5.18	4/1/2010	9,687(a)	$ 14,821
	7/1/2006	0	0	$4.44	7/1/2010	9,687(b)	$ 14,821
	10/1/2006	0	0	$5.39	10/1/2010	19,692(c)	$ 30,129
	4/1/2007	0	0	$6.10	4/1/2010	31,398(d)	$ 48,039
	5/1/2007	0	0	$5.56	5/1/2010	15,698(e)	$ 24,018
	6/1/2007	0	0	$5.81	6/1/2010	15,698(f)	$ 24,018
	7/1/2007	0	0	$5.85	7/1/2010	23,548(g)	$ 36,028
	8/1/2007	0	0	$5.23	8/1/2010	251,184(o)	$384,312
	9/1/2007	0	0	$5.23	9/1/2010	24,552(h)	$ 37,565
	10/1/2007	0	0	$4.65	10/1/2010	24,552(i)	$ 37,565
	11/1/2007	0	0	$3.03	11/1/2010	24,552(j)	$ 37,565
	12/1/2007	0	0	$3.36	12/1/2010	32,736(k)	$ 50,086
	1/1/2008	0	0	$3.04	1/1/2011	81,840(l)	$125,215
	2/1/2008	0	0	$3.44	2/1/2011	81,840(m)	$125,215
	3/1/2008	0	0	$2.23	3/1/2011	81,840(n)	$125,215
	4/1/2008	0	0	$2.12	4/1/2011		
	5/1/2008	0	0	$2.97	5/1/2011		
	6/1/2008	0	0	$3.43	6/1/2011		
	7/1/2008	0	0	$2.95	7/1/2011		
	8/1/2008	0	0	$3.40	8/1/2011		
	9/1/2008	0	0	$3.43	9/1/2011		
	10/1/2008	0	0	$2.70	10/1/2011		
	11/1/2008	0	8,262	$1.21	11/1/2011		
	12/1/2008	0	9,368	$1.17	12/1/2011		
	1/1/2009	0	18,103	$0.87	1/1/2012		
	2/1/2009	0	4,218	$1.35	2/1/2012		
	3/1/2009	0	8,121	$1.22	3/1/2012		
	4/1/2009	0	15,144	$1.29	4/1/2012		
	5/1/2009	0	2,330	$1.43	5/1/2012		
	6/1/2009	0	14,263	$1.30	6/1/2012		
	7/1/2009	0	0	$1.84	7/1/2012		
	8/1/2009	0	7,775	$1.39	8/1/2012		
	9/1/2009	0	13,337	$1.31	9/1/2012		
	10/1/2009	0	272	$1.47	10/1/2012		
	11/1/2009	0	16,281	$1.27	11/1/2012		
	12/1/2009	0	16,114	$1.27	12/1/2012		

(1) The number of shares of our common stock indicated in this column is the result of determining the OSO value at December 31, 2009, and has been computed based upon the OSO formula and multiplier as of that date and the closing sale price of our common stock on that date. For

additional information on the valuation assumptions we made with respect to these grants, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2009, as filed with the SEC. The value of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the OSO award until the award is exercised or settled, as the case may be. Since the value of an OSO depends on the degree to which our common stock outperforms the index, the number of shares issued upon exercise or settlement of a vested OSO will change from time to time.

(2) OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the Initial Price. When an employee elects to exercise an OSO or on the settlement date, as the case may be, the Initial Price is adjusted—as of the date of that exercise or settlement—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the date of exercise or settlement of the OSO. The amounts shown in this column represent the adjusted exercise price for the OSOs as of December 31, 2009

Vesting Information

OSOs

OSOs granted prior to April 1, 2007, vest 50% on the first anniversary of the grant date, and the remaining 50% vest in equal quarterly installments so that the award is fully vested at the end of the second year after the grant date. All OSOs granted on or after April 1, 2007 vest and fully settle on the third anniversary of the grant date. OSO awards provide for acceleration of vesting in the event of a change of control as defined in our 1995 Stock Plan, as amended.

RSUs

(a) vests 100% on July 1, 2010

(b) vests 100% on October 1, 2010

(c) vested 100% on February 26, 2010

(d) vests in equal installments on April 1, 2010 and 2011

(e) vests in equal installments on July 1, 2010 and 2011

(f) vests in equal installments on October 1, 2010 and 2011

(g) vests in equal installments on January 1, 2010, 2011 and 2012

(h) vests in equal installments on April 1, 2010, 2011 and 2012

(i) vests in equal installments on July 1, 2010, 2011 and 2012

(j) vests in equal installments on October 1, 2010, 2011 and 2012

(k) vests in equal installments on January 1, 2010, 2011, 2012 and 2013

(l) vests in equal installments on April 1, 2010, 2011, 2012 and 2013

(m) vests in equal installments on July 1, 2010, 2011, 2012 and 2013

(n) vests in equal installments on October 1, 2010, 2011, 2012 and 2013

(o) vests in equal installments on April 1, 2010 and 2011

(p) vests 100% on January 1, 2012

Options Exercised and Stock Vested in 2009

The following table provides information, for the Named Executive Officers, relating to (1) OSO exercises during 2009, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the lapsing of restrictions for RSUs and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James Q. Crowe	0	$0	439,937	$533,691
Sunit S. Patel	0	$0	301,526	$322,646
Jeff Storey	0	$0	0	$ 0
Charles C. Miller, III	0	$0	220,505	$255,351
Thomas C. Stortz	0	$0	327,209	$346,961

Equity Compensation Plan Information

We have only one equity compensation plan—The 1995 Stock Plan, as amended—under which we may issue shares of our common stock to employees, officers, directors and consultants. This plan has been approved by our stockholders. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under the 1995 Stock Plan as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	38,254,129†	$2.95†‡	68,645,765
Equity compensation plans not approved by stockholders	0	$0.00	0

† Includes awards of outperform stock options or outperform stock appreciate units ("OSOs"). For purposes of this table, these securities are considered to use a single share of our common stock from the total number of shares reserved for issuance under the 1995 Stock Plan.

‡ Includes weighted-average exercise price of outstanding OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of our common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is exercised or settled. For the OSOs granted beginning in April 2007, OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option." For OSOs granted prior to April 2007, the OSOs generally have a four-year life and vest 50% at the end of the first year after grant, with the remaining 50% vesting in four equal quarterly installments so that the OSOs are fully vested by the end of the second year after grant.

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." On the settlement date or the date that an employee elects to exercise an OSO, the Initial Price is adjusted—as of that date—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement or exercise date. The Initial Price, however, cannot be adjusted below the closing price of our common stock on the day that the OSO was granted.

The value of all OSOs will increase as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier."

The mechanism for determining the value of an individual OSO award is described below: The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement or exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the settlement or exercise date.

Potential Payments Upon Termination

As described in the Compensation Discussion and Analysis above, the Named Executive Officers do not have employment, severance or change of control agreements with us.

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the Named Executive Officer's employment had terminated on December 31, 2009, given the Named Executive Officer's compensation and, if applicable, based on our closing stock price on that date. These benefits are the same as benefits available generally to salaried employees, such as distributions under our 401(k) plan and disability benefits. As the Named Executive Officers do not have severance agreements or other special arrangements in connection with a possible layoff, this presentation does not reflect benefits that may be available in such situations under company plans and arrangements that are available to all salaried employees on a non-discriminatory basis.

Due to the number of factors that affect the nature and amount of any benefits provided upon the occurrence of the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our common stock price and the executive's age.

Death, Disability and Retirement. If one of the Named Executive Officers were to die, become disabled or retire, any unexercisable OSOs granted prior to April 1, 2007 would become and remain exercisable until the earlier of (i) one year from the date of death, disability or retirement and (ii) the expiration date of the grant. For OSOs granted after April 1, 2007, the OSOs will remain outstanding until the applicable settlement date. Any remaining restrictions on awards of RSUs would lapse immediately. For these purposes, "disability" generally means total disability, resulting in the grantee being unable to perform his job. At December 31, 2009, Messrs. Crowe, Miller and Stortz are the only Named Executive Officers who were eligible to retire pursuant to our retirement benefit opportunity. The information presented in the following table is provided with respect to OSOs that will become exercisable and RSUs the restrictions upon which will lapse upon the death or disability of the Named Executive Officers. Information with respect to OSOs that are currently exercisable is not included as the ability of the Named Executive Officers to exercise those instruments is not affected by these events. The information provided for Messrs. Crowe, Miller and Stortz would be the same information that would be presented to show the value of awards upon their retirement. OSO value is determined based upon the OSO mechanisms described above as of December 31, 2009. RSU value is determined based on the closing price of our common stock on December 31, 2009.

	OSOs	RSUs	Total
James Q. Crowe	$721,337	$2,484,246	$3,205,583
Sunit S. Patel	$192,363	$1,044,640	$1,237,003
Jeff K. Storey	$272,333	$1,265,501	$1,537,834
Charles C. Miller, III	$245,055	$ 871,128	$1,116,184
Thomas C. Stortz	$204,389	$1,114,611	$1,319,000

Change of Control. As described above in the Compensation Discussion and Analysis, OSOs will automatically be exercised and cashed out or settled, as the case may be, upon the occurrence of a change of control of Level 3 Communications, Inc. as defined in our 1995 Stock Plan, and any remaining restrictions on RSUs would lapse immediately upon such a change of control of Level 3 Communications, Inc.

So that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, we have also added a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i). In the event that there is a change in control as defined by the 1995 Stock Plan that does not qualify as a change in control event under Section 409A, if the Named Executive Officer undergoes a separation from service on account of his termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the 1995 Stock Plan.

The following table summarizes the dollar value, as of December 31, 2009, of these accelerations assuming that a change of control that qualifies as a change of control event of Level 3 Communications, Inc. or termination of the Named Executive Officers had occurred on December 31, 2009.

OSO value is determined based upon the OSO mechanisms for a change of control described above, and is calculated at the highest value during the 60 day period prior to December 31, 2009, as dictated by the terms of the OSO awards.

	OSOs	RSUs	Total
James Q. Crowe	$801,339	$2,484,246	$3,285,585
Sunit S. Patel	$213,698	$1,044,640	$1,258,338
Jeff K. Storey	$303,707	$1,265,501	$1,569,208
Charles C. Miller, III	$272,234	$ 871,128	$1,143,362
Thomas C. Stortz	$227,057	$1,114,611	$1,341,668

In addition, we will provide gross-ups for our Named Executive Officers from any taxes due under Section 4999 of the Internal Revenue Code of 1986 incident to a change of control. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history.

At December 31, 2009, our Named Executive Officers do not have any non-compete agreements.

Director Compensation

During 2009, each of our directors (other than Mr. Scott, whose compensation is described below) who was not employed by us during 2009 earned fees for his Board service consisting of a $75,000 annual cash retainer. The directors who serve as the chairmen of the Audit Committee and the Compensation Committee each earned an additional $30,000 annual cash retainer for serving as chairmen of those committees. The chairman of the Nominating and Governance Committee receives an additional $20,000 for serving as chairman of that committee. Any member of the Board who was not employed by us during 2009 earned a $15,000 annual cash retainer for each non-chair membership on the Audit Committee and the Compensation Committee. Any member of the Board who was not employed by us during 2009 earned a $10,000 annual cash retainer for each non-chair membership on the Nominating and Governance Committee. These payments are made on a quarterly basis. Walter Scott, Jr., our Chairman of the Board, received an annual cash retainer of $250,000 for serving as our Chairman of the Board. This retainer is paid on a monthly basis.

We also compensate our non-employee directors with grants of restricted stock. Each non-employee member of the Board (other than Mr. Scott, whose grants of restricted stock are described below) receives quarterly grants of restricted stock having a value of $37,500 at the time of grant which amount to an annual aggregate grant value of $150,000 for each such director. The number of shares of restricted stock granted is determined by dividing $37,500 by the closing price of our common stock on the NASDAQ Global Select Market on the last trading day of the quarter. Beginning with 2009 compensation, the total number of shares of restricted stock issued to each non-employee member of the Board with respect to a calendar year's compensation will be subject to an overall cap of 100,000 shares of common stock. Walter Scott, Jr., our Chairman of the Board, also receives quarterly grants of restricted stock having a value of $45,000 at the time of grant which amount to an annual aggregate grant value of $180,000. The number of shares of restricted stock granted to Mr. Scott is determined by dividing $45,000 by the closing price of our common stock on the NASDAQ Global Select Market on the last trading day of the quarter. Beginning with 2009 compensation, the total number of shares of restricted stock issued to Mr. Scott with respect to a calendar year's compensation will be subject to an overall cap of 120,000 shares of common stock. These shares of restricted stock granted for 2009 compensation for all non-employee directors will generally vest 100% on the later of 1) April 1, 2010 and 2) the first trading day on which transactions in Level 3's securities are permitted by its insider trading policy after April 1, 2010 if trading is not permitted on April 1, 2010.

We also award an initial grant of shares of restricted stock to new members of our Board. This initial grant has a value of $150,000 on the date of grant. This initial grant of restricted stock vests 100% on the third anniversary of the date of grant. During 2009, we made initial grants of restricted stock to Mr. R. Douglas Bradbury and Mr. Rahul N. Merchant.

We reimburse our non-employee directors for travel, lodging and other reasonable out-of-pocket expenses in connection with the attendance at Board, committee and stockholder meetings, as well as for other reasonable expenses related to service on the Board. We also provide liability insurance for our directors and officers. A group of insurance companies provides this coverage, with XL Specialty Insurance Company as the primary carrier, which extends until March 2010. The annual cost of this coverage is approximately $4 million.

We do not maintain any pension, nonqualified defined contribution or other deferred compensation plans for our non-employee directors.

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)(1)	All Other Compensation($)	Total($)
Walter Scott, Jr., Chairman	250,000	148,635	80,645(2)	479,280
R. Douglas Bradbury	78,750	273,863	0	352,613
Douglas C. Eby	90,000	123,863	0	213,863
James O. Ellis, Jr.	95,000	123,863	0	218,863
Richard R. Jaros	105,000	123,863	0	228,863
Robert E. Julian	90,000	123,863	0	213,863
Michael J. Mahoney	90,000	123,863	0	213,863
Rahul N. Merchant(3)	22,500	187,500	0	210,000
Arun Netravali	90,000	123,863	0	213,863
John T. Reed	115,000	123,863	0	238,863
Michael B. Yanney	85,000	123,863	0	208,863
Albert C. Yates	90,000	123,863	0	213,863

(1) This column represents the full grant date fair value of the restricted stock issued to our non-employee directors during 2009. For additional information relating to the assumptions made by us in valuing these awards for 2009, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2009, as filed with the SEC.

The following indicates the shares of restricted stock held by our non-employee directors at December 31, 2009:

Walter Scott, Jr.	120,000
R. Douglas Bradbury	302,703
Douglas C. Eby	131,579
James O. Ellis, Jr.	100,000
Richard R. Jaros	100,000
Robert E. Julian	100,000
Michael J. Mahoney	131,579
Rahul N. Merchant	141,628
Arun Netravali	100,000
John T. Reed	100,000
Michael B. Yanney	100,000
Albert C. Yates	100,000

(2) We provide secretarial services to Mr. Scott. The amount indicated represents our incremental costs for the provision of those secretarial services.

(3) Mr. Merchant joined our Board in September 2009.

Certain Relationships and Related Transactions

Review and Approval of Related Party Transactions. We review all relationships and transactions in which we and (i) our directors, (ii) our executive officers, (iii) any person known by us to beneficially own more than five percent of our outstanding common stock or (iv) their respective immediate family members, are participants pursuant to a written related party transactions policy to determine whether these persons have a direct or indirect material interest. Members of our Legal Department are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in our Proxy Statement. In addition, our Audit Committee reviews and approves or ratifies any related person transaction that has a value equal to or in excess of $50,000. In the course of its review and approval or ratification of a related party transaction that meets this threshold, the Audit Committee will consider:

- the benefits to the company;
- the effect on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction;
- the terms available to unrelated third parties or to employees generally; and
- any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such member may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Party Transactions

The Audit Committee has reviewed and approved or ratified all of the following transactions.

Company Aircraft. We permit the personal use of our aircraft by certain members of our senior management. This personal use of our aircraft is done pursuant to an Aircraft Time-Share Agreement, which agreement provides that we will charge the individual the incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for the first six months of 2009 was $2,000 per hour of use and $1,500 per hour of use for the last six months of 2009. We received a total payment in the amount of $153,547 from Mr. Crowe under his agreement for the period January 1, 2009 to December 31, 2009.

We note that when a guest accompanies a member of our senior management on business travel and when required by applicable Internal Revenue Service regulations, we impute as income the cost of that additional travel to that executive. In addition, in certain limited circumstances we impute as income the cost of personal travel to an executive to the extent that the personal use of the corporate aircraft is at the direction of the company and for the company's benefit in attracting and retaining a member of senior management. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2009, Mr. Crowe had $1,094 of imputed income and Mr. Storey had $19,565 of imputed income.

For additional information regarding the personal use of aircraft, please see "Compensation Discussion and Analysis—*Determination of Total Compensation for 2009—Other Compensatory Benefits—Perquisites*" above.

Southeastern Asset Management

Standstill Modification. On October 26, 2009, we and Southeastern Asset Management, Inc. ("Southeastern") entered into a Standstill Agreement (the "Standstill Agreement"), which amended and restated the standstill agreement between us and Southeastern dated as of November 19, 2007.

Pursuant to the provisions of the Standstill Agreement, Southeastern will not, until February 18, 2013, without the prior written consent of a majority of our entire Board of Directors, either directly or indirectly (including in a manner willfully designed to circumvent the following provisions), alone or in concert with others:

(i) in any manner acquire, agree to acquire or make any public proposal to acquire (whether directly or indirectly, by purchase, tender or exchange offer):

A. any material assets of Level 3 or any subsidiary of Level 3; or

B. any common stock, voting securities or derivative securities of Level 3 (x) other than in open market transactions that do not involve the issuance of common stock by Level 3 and (y) unless after giving effect to such acquisition Southeastern would Beneficially Own (as defined in the Standstill Agreement) less than 557,300,000 shares of the Level 3's common stock (subject to appropriate adjustment to take into account any stock splits, subdivisions, stock dividends, combinations, reclassifications or similar events occurring after the date of the Standstill Agreement; provided that Southeastern will in no event make any such acquisition for its own account or on behalf of any advisory client if it or such advisory client is on the date of such purchase or would become, as a result of such purchase, a "5-percent shareholder" of Level 3 within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (including all applicable attribution rules) (the "Code");

(ii) into any arrangements, understandings or agreements (whether written or oral) with any person or take any action, that would cause, or have the effect of causing, directly or indirectly, (1) a "change of control" as defined in the indentures, supplemental indentures or credit agreements, as the case may be, relating to any indebtedness for borrowed money of Level 3 or any of its subsidiaries or (2) Level 3 to undergo an "ownership change" within the meaning of the Code;

(iii) form, join or participate in a Group (as defined by the SEC's rules) in connection with any of the foregoing; or

(iv) make or cause Level 3 to make a public announcement regarding any intention of Southeastern to take an action which would be prohibited by any of the foregoing.

In addition, until February 18, 2013, Southeastern will not sell, assign, pledge, transfer or otherwise dispose or encumber ("Transfer") to any person or persons any shares of Level 3's common stock that it Beneficially Owns (x) in negotiated transactions (including in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act")) if such person (together with its affiliates) would Beneficially Own, after giving effect to such Transfer (or series of Transfers), twenty percent (20%) or more of the common stock; provided that a sale of common stock by Southeastern in an open market broker sale transaction complying with Rules 144(f) and (g)(1) and (g)(2) under the Securities Act without knowledge by Southeastern of the identity of the acquiror at the time of the sale transaction will not constitute a negotiated transaction, or (y) if the price paid in such transaction is at a premium to the then-current market price of the common stock during regular trading hours on the national securities exchange on which the common stock is then traded.

Loomis, Sayles & Company, L.P.

7% Convertible Senior Notes due 2015. On June 26, 2009, we consummated certain transactions contemplated by an Amended and Restated Exchange Agreement (the "Exchange Agreement"), dated as of June 26, 2009, between the Company and Loomis, Sayles & Company, L.P. acting on behalf of its advisory clients (the "Investor"), amending the Exchange Agreement, dated as of June 21, 2009, by and between us and the Investor. Pursuant to the Exchange Agreement, we agreed to exchange $142,079,000 aggregate principal amount of our 6% Convertible Subordinated Notes due 2010 and $139,820,000 aggregate principal amount of our 2.875% Convertible Senior Notes due 2010 (together, the "Existing Notes") held by the Investor for $200,000,000 aggregate principal amount of our 7% Convertible Senior Notes due 2015 (the "Notes") and $78,208,900 in cash, plus accrued and unpaid interest on the Existing Notes. On June 26, 2009, in exchange for certain of the Existing Notes, we issued the Notes and paid $58,196,337 in cash to the Investor, plus accrued and unpaid interest on the Existing Notes that were exchanged. The remaining Existing Notes were subsequently exchanged for $20,012,563 in cash, plus accrued and unpaid interest on those Existing Notes.

The Notes were issued pursuant to an Indenture, dated as of June 26, 2009 (the "Indenture"), between us and The Bank of New York Mellon, as Trustee. The Notes are our senior unsecured obligations, ranking equal in right of payment with all of our existing and future unsubordinated indebtedness. The Notes will mature on March 15, 2015 and pay 7% annual cash interest. Interest on the Notes is payable on March 15 and September 15 of each year, commencing on September 15, 2009.

The Notes are convertible by the Investor into shares of our common stock at an initial conversion price of $1.80 per share (which is equivalent to a conversion rate of 555.5556 shares of our common stock per $1,000 principal amount of Notes), subject to adjustment upon certain events, at any time before the close of business on March 15, 2015. The Investor may require us to repurchase all or any part of the Notes upon the occurrence of a designated event (change of control or a termination of trading) at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the repurchase date, if any. In addition, if a holder elects to convert its Notes in connection with certain changes in control, we will pay, to the extent described in the Indenture, a make-whole premium by increasing the number of shares deliverable upon conversion of such Notes.

Fairfax Financial Holdings Limited and Loomis, Sayles & Company, L.P.

7% Convertible Senior Notes due 2015, Series B. On October 15, 2009, we consummated the transactions contemplated by a Securities Purchase Agreement (the "Purchase Agreement") that we executed with certain investors (the "Investors") including Loomis, Sayles & Company, L.P. and Fairfax Financial Holdings Limited, each acting on behalf of their respective advisory clients on October 1, 2009 in connection with the offering and sale of $275,000,000 aggregate principal amount of our 7% Convertible Senior Notes due 2015, Series B (the "New Notes"). The New Notes are our senior unsecured obligations, ranking equal in right of payment with all of our existing and future unsubordinated indebtedness. The New Notes mature on March 15, 2015 and pay 7% annual cash interest. Interest on the New Notes is payable on March 15 and September 15 of each year, beginning on March 15, 2010.

The New Notes are convertible by holders into shares of our common stock at an initial conversion price of $1.80 per share (which is equivalent to a conversion rate of 555.5556 shares of our common stock per $1,000 principal amount of the New Notes), subject to adjustment upon certain events, at any time before the close of business on March 15, 2015. Holders may require us to repurchase all or any part of their New Notes upon the occurrence of a designated event (change in control or a termination of trading) at a price equal to 100% of the principal amount of the New Notes, plus accrued and unpaid interest to, but excluding, the repurchase date, if any. In addition, if a holder elects to convert its New Notes in connection with certain changes in control, we will pay, to the extent described in the supplemental indenture governing the New Notes, a make-whole premium by increasing the number of shares deliverable upon conversion of such New Notes.

The New Notes were issued pursuant to an Indenture, dated as of December 24, 2008, between us and The Bank of New York Mellon, as Trustee (the "Trustee"), as supplemented by a Second Supplemental Indenture, dated as of October 15, 2009, between us and the Trustee.

REVERSE STOCK SPLIT PROPOSAL

Again this year, we are asking stockholders to approve a proposal to grant the Board discretionary authority to effect a reverse stock split pursuant to one of four alternative ratios. This proposal is essentially identical to the proposal that was approved by our stockholders at the 2005, 2006, 2007, 2008 and 2009 Annual Meetings.

A reverse stock split would reduce the number of outstanding shares of our common stock, and the holdings of each stockholder, according to the same formula. The proposal calls for four possible reverse stock split ratios: 1-for-10, 1-for-15, 1-for-20 and 1-for-25. Each of the prior proposals to grant to the Board discretionary authority to effect a reverse stock split also contemplated four ratios of 1-for-5, 1-for-10, 1-for-15 and 1-for-20.

If the proposal is approved, the Board will have the discretion to effect one reverse stock split at any time prior to May 20, 2011 using one of the approved ratios, or to choose not to effect a reverse stock split at all, based on its determination of which action is in the best interests of Level 3 and our stockholders. The Board reserves its right to elect not to proceed, and abandon the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our stockholders.

The Board did not elect to exercise its discretionary authority to implement a reverse stock split that was given at the 2009 Annual Meeting because the Board concluded that circumstances did not warrant the implementation of a reverse stock split. We are asking stockholders to approve this proposal again at the 2010 Annual Meeting for the reasons that we describe below.

We currently have 2.5 billion authorized shares of common stock. Please see the "COMMON STOCK PROPOSAL" for additional information regarding the proposal to increase the number of authorized shares of our common stock by 400 million from 2.5 billion to 2.9 billion. As of March 31, 2010, the record date for the Annual Meeting, 1,656,411,820 shares of common stock were issued and outstanding. "Authorized" shares represent the number of shares of common stock that we are permitted to issue under our Restated Certificate of Incorporation. Since we do not have any shares of our common stock that we have repurchased, which are referred to as "treasury shares," the number of shares of common stock "outstanding" represents the number of shares of common stock that we have actually issued from the pool of authorized shares of common stock. The reverse stock split, if implemented, would have the principal effect of reducing both the outstanding number of shares of common stock and the authorized number of shares of common stock by the ratio selected by the Board, and, except for the effect of fractional shares, each stockholder's proportionate ownership interest in the company would be the same immediately before and after the reverse stock split.

Purposes of the Reverse Stock Split

The purpose of implementing a reverse stock split would be to attempt to increase the per share trading value of our common stock to one that is more typical of the share prices of other widely owned public companies. Our Board intends to effect the proposed reverse stock split only if the implementation of a reverse stock split is determined by the Board to be in the best interest of Level 3 and our stockholders. If the trading price of our common stock increases without a reverse stock split, the Board may exercise its discretion not to implement a reverse split.

We believe that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, we may be able to raise our common stock price to a level where our common stock would be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. A higher stock price after a reverse stock split should reduce this concern.

The combination of lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of our common stock.

Our common stock currently trades on the NASDAQ Stock Market under the symbol "LVLT." The NASDAQ Stock Market has several continued listing criteria that companies must satisfy in order to remain listed on the exchange. One of these criteria is that the Level 3 common stock have a trading price that is greater than or equal to $1.00 per share. As of today, we meet all of the NASDAQ Stock Market's continued listing criteria. Although we do not believe that we currently have an issue relating to the continued listing of our common stock on the NASDAQ Stock Market, we believe that approval of this proposal would provide the Board with the ability to meet the continued listing standard in the future, to the extent that our common stock price would not otherwise meet the minimum trading requirements then in effect.

The Board believes that stockholder approval of four potential exchange ratios (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of a reverse stock split. If the stockholders approve this proposal, the Board would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the stockholders at that time. To effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the four ratios described in this Proxy Statement. No further action on the part of stockholders will be required to either implement or abandon the reverse stock split. If the proposal is approved by stockholders, and the Board determines to implement any of the reverse stock split ratios, we would communicate to the public, prior to the effective date of the reverse split, additional details regarding the reverse split, including the specific ratio the Board selects.

You should keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of the Level 3 business or your proportional ownership in Level 3. You should also consider that in many cases, the market price of a company's shares declines after a reverse stock split.

Certain Risks Associated with the Reverse Stock Split

There can be no assurance that the total market capitalization of our common stock (the aggregate value of all Level 3 common stock at the then market price) after the implementation of a reverse stock split will be equal to or greater than the total market capitalization before a reverse stock split or that the per share market price of our common stock following a reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

There can be no assurance that the market price per new share of our common stock after a reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before a reverse stock split. For example, based on the closing price of our common stock on March 30, 2010 of $1.58 per share, if the Board were to implement the reverse stock split and utilize a ratio of 1-for-10, we cannot assure you that the post-split market price of our common stock would be $15.80 (that is, $1.58 × 10) per share or greater. In many cases, the market price of a company's shares declines after a reverse stock split.

Accordingly, the total market capitalization of our common stock after a reverse stock split when and if implemented may be lower than the total market capitalization before the reverse stock split. Moreover, in the future, the market price of our common stock following a reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

If a reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that a reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after a reverse stock split is implemented may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following such a reverse stock split.

If a reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

If approved and implemented, the principal effects of a reverse stock split would include the following:

- depending on the ratio for the reverse stock split selected by the Board, each 10, 15, 20 or 25 shares of our common stock that you own will be combined into one new share of common stock;
- the number of shares of common stock issued and outstanding will be reduced proportionately based on the ratio selected by the Board;
- the total number of shares of common stock that we are authorized to issue will be reduced proportionately based on the ratio selected by the Board;
- appropriate adjustments will be made to RSUs, OSOs and other securities convertible into shares of our common stock granted under our plans to maintain the economic value of the awards;
- the number of shares reserved for issuance under our 1995 Stock Plan (as amended from time to time) will be reduced proportionately based on the ratio selected by the Board (and any other appropriate adjustments or modifications will be made under the plans); and
- the conversion price of our convertible notes and warrants to purchase our common stock and the number of shares reserved for issuance upon conversion or exercise will be adjusted in accordance with their terms based on the ratio selected by the Board.

The common stock resulting from a reverse stock split will remain fully paid and non-assessable. A reverse stock split will not affect the public registration of the common stock under the Securities Exchange Act of 1934.

If implemented, a reverse stock split would not have any effect on our current dividend policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, we are effectively restricted under certain debt covenants from paying cash dividends on shares of our common stock.

A reverse stock split would not, by itself, affect our assets or business prospects. Also, if approved and implemented, a reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the benefits of a reverse stock split.

Fractional Shares

No fractional certificates will be issued in connection with a reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of common stock not evenly divisible by the number selected by the Board for a reverse stock split ratio will be entitled, upon surrender of any certificate(s) representing such shares, to a cash payment in lieu thereof. We would arrange for a third party to aggregate the fractional shares of registered stockholders, sell them in the open market and deliver the proceeds to those stockholders. We will pay any brokerage commissions in connection with that sale.

Stockholders who otherwise would be entitled to receive fractional shares will only be entitled to a cash payment in lieu of such shares and will no longer have any rights as a stockholder with respect to the shares of common stock that would have been exchanged for such fractional shares.

Authorized Shares

A reverse stock split would affect all issued and outstanding shares of Level 3 common stock and outstanding rights to acquire Level 3 common stock. Upon the effectiveness of a reverse stock split, the total number of shares of common stock that we are authorized to issue would be reduced proportionately based on the ratio selected by the Board. As of the record date for the Annual Meeting, we had 2.5 billion shares of authorized common stock and approximately 1.656 billion shares of common stock issued and outstanding. Authorized but unissued shares will be available for issuance, and we may issue these shares in the future. If we issue additional shares, the ownership interest of holders of our common stock will be diluted. See "COMMON STOCK PROPOSAL" for more information regarding the proposal to amend our Restated Certificate of Incorporation to increase the number of authorized shares of our common stock, par value $.01 per share by 400 million from 2.5 billion to 2.9 billion.

Accounting Matters

The par value of the common stock will remain at $.01 per share after a reverse stock split. As a result, as of the effective time, the stated capital on our balance sheet attributable to our common stock would be reduced proportionately based on the reverse stock split ratio selected by the Board, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. In future financial statements, we would restate net income or loss and other per share amounts for periods ending before a reverse stock split to give retroactive effect to the reverse stock split.

Procedure for Effecting a Reverse Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal and the Board decides to implement a reverse stock split, we will file with the Secretary of State of the State of Delaware a certificate of amendment to our Restated Certificate of Incorporation. A reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the certificate of amendment, which we refer to as the "effective time" and "effective date," respectively. Beginning at the effective time, each certificate representing shares of common stock will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split.

The text of the certificate of amendment would be in substantially the form attached hereto as Annex 2, except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time, effective date, number of authorized shares and the reverse stock split ratio selected by Board.

Upon a reverse stock split, we intend to treat stockholders holding our common stock in "street name," through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding our common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing a reverse stock split. If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following any reverse stock split, stockholders holding physical certificates would need to exchange those certificates. As we are now fully participating in the direct registration system, you will not receive a replacement physical certificate. Instead you will receive a written confirmation from our transfer agent Wells Fargo Shareowner Services indicating the number of shares you own after the effect of the reverse stock split and a cash payment in lieu of any fractional shares. Our common stock would also receive a new CUSIP number.

If a reverse stock split is implemented, Wells Fargo Shareowner Services, our transfer agent, will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders. No new written confirmations will be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to Wells Fargo. Any old shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for new shares. **Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.**

No Appraisal Rights

Stockholders do not have appraisal rights under the Delaware General Corporation Law or under our Restated Certificate of Incorporation in connection with the reverse stock split.

Reservation of Right to Abandon Reverse Stock Split

We reserve the right to abandon a reverse stock split without further action by our stockholders at any time before the effectiveness of the filing with the Secretary of State of the State of Delaware of the certificate of amendment to our Restated Certificate of Incorporation, even if the authority to effect a reverse stock split has been approved by our stockholders at the Annual Meeting. By voting in favor of a reverse stock split, you are expressly also authorizing the Board to determine not to proceed with, and abandon, a reverse stock split if it should so decide.

Certain Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of a reverse stock split. This discussion is based on the Internal Revenue Code, the Treasury Regulations promulgated thereunder, published statements by the Internal Revenue Service and other applicable authorities on the date of this Proxy Statement, all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. Further, it does not address any state, local or foreign income or other tax consequences. This summary also assumes that the shares of common stock held immediately prior to the effective time of the reverse stock split (the "old shares") were, and the new shares received will be, held as a "capital asset," as defined in the Internal Revenue Code (generally, property held for investment).

Subject to the discussion below concerning the treatment of the receipt of cash payments instead of fractional shares, we believe that the material U.S. federal income tax consequences of a reverse stock split would be as follows:

- Level 3 will not recognize any gain or loss as a result of the reverse stock split.
- You will not recognize any gain or loss as a result of the reverse stock split, except with respect to cash received instead of fractional shares.
- The aggregate adjusted basis of the shares of each class of our common stock you hold following the reverse stock split will be equal to your aggregate adjusted basis immediately prior to the reverse stock split, reduced by any tax basis attributable to a fractional share.
- Your holding period for the common stock you continue to hold after the reverse stock split will include your holding period for the common stock you held immediately prior to the reverse stock split.

In general, if you receive cash instead of a fractional share of our common stock, you will recognize capital gain or loss based on the difference between the amount of cash received and your adjusted basis in the fractional share. The capital gain or loss will constitute long-term capital gain or loss if your holding period for our common stock is greater than one year as of the date of the reverse stock split. The deductibility of capital losses is subject to limitations.

Our beliefs regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. **Accordingly, we urge you to consult with your own tax advisor with respect to all of the potential tax consequences to you of the reverse stock split.**

Please note that the approval of this proposal does not require the approval of the COMMON STOCK PROPOSAL that is described in this Proxy Statement.

Vote Required

Article XIII of our Restated Certificate of Incorporation provides that the affirmative vote of stockholders holding at least a majority of the outstanding shares of our common stock is required for approval of this Reverse Stock Split proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

COMMON STOCK PROPOSAL

We are asking stockholders to approve a proposal to amend our Restated Certificate of Incorporation. The adoption of the proposal to amend our Restated Certificate of Incorporation would increase the number of authorized shares of our common stock in our Restated Certificate of Incorporation by 400 million from 2.5 billion to 2.9 billion.

As of March 31, 2010, approximately 1.656 billion of our shares of common stock were issued and outstanding and approximately 821 million shares were reserved for issuance pursuant to outstanding convertible debt obligations, employee benefit plans, and other equity linked securities leaving approximately 23 million shares of our common stock currently unreserved and available for future use.

The Board believes that the increase in the number of authorized shares of our common stock will provide flexibility in connection with future activities, including:

- financings;
- investment opportunities;
- acquisitions of other companies;
- stock dividends or splits;
- employee benefit plans; and
- other corporate purposes that the Board deems advisable.

Although we have announced the possibility of our issuing shares of common stock from time-to-time for corporate acquisitions and our management continues to evaluate possible acquisition transactions in which we may use our shares of common stock as consideration, as of the date of this Proxy Statement, we have no agreement or understanding with respect to issuing any of the additional shares of authorized common stock and have no present intention to enter into such an agreement or understanding. In addition, there can be no assurance that any such issuance for acquisition transactions or issuance for other purposes will be made, or, if made, as to the timing, type, or size of any issuance. We also note that if this proposal is approved and made effective, the increase in the number of authorized shares of our common stock may not be sufficient for us to complete a larger acquisition. In that case, we would need to seek stockholder approval of an additional increase in the number of shares of authorized but unissued common stock.

If this proposal is approved and made effective, we would be in a position to use our capital stock to take advantage of market conditions and opportunities without the delay and expense associated with the holding of a special meeting of stockholders. Although we may, based upon our review of prevailing market conditions, issue and sell shares of our common stock in the public markets, currently there is no agreement, arrangement or understanding relating to an issuance and sale by us of our common stock in the public markets. We have, however, an effective registration statement, which allows us to sell, from time to time, our securities, including our common stock. We again note that if this proposal is approved and made effective, the increase in the number of authorized shares of our common stock may not be sufficient for us to complete a larger capital markets transaction. In that case, we would need to seek stockholder approval of an additional increase in the number of shares of authorized but unissued common stock.

Our authorized but unissued common stock, including the increased number of shares of our common stock if this proposal is approved by the stockholders and made effective, may be issued from time to time as determined by the Board without further stockholder action, except as may be required in certain cases by law or the rules of the NASDAQ Stock Market.

A stockholder vote against the proposed increase in the number of authorized shares of our common stock would have the effect of limiting our use of common stock.

Our stockholders do not have preemptive rights, which means they do not have the right to purchase shares in any future issuance of common stock in order to maintain their proportionate equity interests in Level 3. Although the Board will authorize the further issuance of our common stock only when it considers such issuance to be in the best interests of Level 3, stockholders should recognize that any such issuance of additional stock may have the effect of diluting the earnings (loss) per share and book value per share of outstanding shares of our common stock and the equity and voting rights of holders of shares of our common stock.

You will not realize any dilution in your percentage ownership or your voting rights as a result of increasing our authorized common stock. Issuances of additional shares of our common stock in the future, however, will dilute your percentage ownership and the voting power of the outstanding shares of our common stock. In addition, the issuance of additional shares of our common stock (or even the potential issue) may have a depressive effect on the market price of our common stock.

The increase in the authorized number of shares of common stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change of control of Level 3 without further action by the stockholders. Shares of authorized and unissued common stock could (within the limits imposed by applicable law) be issued in one or more transactions that could make a change of control of Level 3 less likely. The additional authorized shares could be used to discourage persons from attempting to gain control of Level 3, by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the Board in a potential takeover scenario. However, this proposal is not made in response to any effort of which we are aware to accumulate our stock or to obtain control of us, nor do we have a present intent to use the additional shares of authorized common stock to oppose a hostile takeover attempt or to delay or prevent changes in control of management.

The text of the certificate of amendment would be in substantially the form attached hereto as Annex 3, except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time and effective date selected by Board.

Please note that the approval of this proposal does not require the approval of the REVERSE STOCK SPLIT PROPOSAL that is described in this Proxy Statement. If the REVERSE STOCK SPLIT PROPOSAL is approved and the Board determines to implement the reverse stock split prior to or simultaneously with the implementation of the COMMON STOCK PROPOSAL, the number of additional authorized shares of common stock would be decreased proportionately by the ratio chosen by the Board for the reverse stock split.

Vote Required

Article XIII of our Restated Certificate of Incorporation provides that the affirmative vote of stockholders holding at least a majority of the outstanding shares of our common stock is required for approval of this proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

STOCK PLAN PROPOSAL

Subject to the requisite affirmative stockholder vote at the Annual Meeting, the Board has adopted an amendment and restatement of the Level 3 Communications, Inc. 1995 Stock Plan (Amended and Restated as of April 1, 1998) to among other things extend the term of that plan to May 20, 2020 and to increase the number of shares of our common stock, par value $.01 per share reserved for issuance under the plan by 50 million. Also as part of the amendment and restatement, the Level 3 Communications, Inc. 1995 Stock Plan (Amended and Restated as of April 1, 1998) has been renamed the Level 3 Communications, Inc. Stock Plan. In this Proxy Statement, we refer to the Level 3 Communications, Inc. Stock Plan as the "Plan."

We are seeking stockholder approval of an amendment and restatement of the Plan in order to comply with:

- the requirements of The Nasdaq Stock Market; and
- the stockholder approval requirements of Sections 162(m) and 422 of the Code, in order to qualify certain awards that the Compensation Committee can make under the Plan as "performance based compensation" as defined under those sections of the Code.

The summary of the Plan that is included in this Proxy Statement is qualified in its entirety by express reference to the text of the Plan, a copy of which is included as Annex 4 to this proxy statement. In this discussion, we refer to the shares of our common stock that are reserved for issuance under the Plan as "Reserved Shares."

Background

Since 1998, the Compensation Committee has administered the Plan. Since 1998, we have sought and received stockholder approval for two increases in the number of Reserved Shares. The most recent action by the stockholders to approve an increase in the number of Reserved Shares was in 2004, at which time we indicated that it was our expectation that the increased number of Reserved Shares at that time would be sufficient for the operation of the Plan for the next 24 months. The Compensation Committee and the Board also sought and received from the stockholders the approval of an amendment of the Plan that had the purpose of extending the term of the Plan by five years to September 25, 2010.

The changes to the Plan that are being made through the amendment and restatement that has been approved by the Board relate to those changes required to:

- effect the extension of the term of the Plan to May 20, 2020;
- increase the number of Reserved Shares by 50 million;
- modify the change of control definition contained in the Plan;
- permit the awarding of performance related shares and units;
- prohibit the repricing of outstanding awards without prior stockholder approval; and
- to make certain other administrative changes to the plan to remove references and terms that are no longer applicable to the administration of the Plan.

Ramifications of Failure to Receive Approval

Based on the recommendation of the Compensation Committee, the Board believes that the stockholders' failure to approve the extension of the term of the Plan and the increase of the number of Reserved Shares by 50 million would require the redesign of our compensation programs that could require us to use a significantly greater portion of our cash on hand and cash generated by operations to compensate our employees. In addition, we would not be able to continue the use of equity linked long term compensation, including the OSO program—a program that the Compensation Committee continues to believe achieves the goal of aligning award recipients' and stockholders' interests by basing stock based compensation value on our ability to outperform the market in general, as measured by the relative performance of our common stock against the S&P 500® Index, or such other index as the Board may determine.

Eligibility

The following individuals will be eligible to participate in the Plan: (i) each employee of the company or of any of its affiliates, including each such person who may also be a director of the company and/or its affiliates; (ii) each non-employee director of the company and/or its affiliates and who is designated as eligible by the Compensation Committee; and (iii) each other person who provides substantial services to the company and/or its affiliates and who is designated as eligible by the Compensation Committee. An employee on an approved leave of absence may be considered as still in the employ of the company or its affiliates for purposes of eligibility for participation in the Plan.

Administration

The Plan is administered by the Compensation Committee. The Compensation Committee, in its sole discretion, determines which individuals may participate in the Plan and the type, extent and terms of the Awards (as that term is defined below) to be granted. In addition, the Compensation Committee interprets the Plan and makes all other determinations with respect to the administration of the Plan.

Awards; Number of Reserved Shares

The Plan as amended and restated allows for the grant to eligible participants who are selected by the Compensation Committee for participation of:

- incentive stock options ("ISOs");
- nonqualified stock options ("NQSOs");
- restricted stock and restricted stock units;
- outperform stock options and outperform stock appreciation units ("OSOs");
- bargain purchases of shares of our common stock;
- bonuses of shares of our common stock;
- performance shares and performance units or other grants of shares of our common stock based on performance or the satisfaction of other conditions ("Performance Awards");
- stock appreciation rights; or
- any other form of stock benefit or stock-related benefit.

These various types of grants are referred to as "Awards." As of March 31, 2010, the approximate number of people currently participating in the Plan was 5,300.

The grant of traditional NQSOs requires the use of one share of common stock reserved under the plan for each share to be issued upon exercise of the NQSO. Only a single share is required to be used from the share reserve because the maximum number of shares that can be issued upon exercise cannot exceed the number of shares specified in the grant of the NQSO. This maximum number is therefore easily identified and is fixed for administration purposes at the time of grant.

In contrast to an NQSO, the features of the OSO program—including the use of a success multiplier and the fact that the number of shares issued upon exercise is determined based on the relative performance of our common stock versus the S&P 500® Index—require us to follow a "pool" methodology for managing the Reserved Shares when awarding OSOs. The determination of the number of shares to reserve or allocate for each OSO award results from a mathematical simulation that calculates the number of shares of our common stock that would be issued based on thousands of combinations of our common stock price performance, S&P 500® Index performance and other factors over various periods of time. The goal for the allocation is to ensure, as accurately as reasonably possible, that in virtually all stock price growth scenarios, there will be sufficient Reserved Shares available to satisfy all exercises of awarded OSOs through the issuance of Reserved Shares.

To appropriately manage the pool of Reserved Shares when granting awards of OSOs, today, the Compensation Committee has set aside a range of zero to 3.43 Reserved Shares from the total Reserved Shares for each OSO awarded. We use a range to manage the pool since the number of Reserved Shares used is based on an analysis of the remaining life of the OSO, the Adjusted Strike Price and the performance of the S&P 500® from the date of the award to the date of determination. The share reservations have been, and are expected to continue to be, modified from time to time based on changes in market conditions. We believe that the share allocation is appropriate even though since 2002 the average number of shares of our common stock issued upon exercise of OSOs with a four times multiplier has been approximately 1.95 shares of our common stock.

As of March 15, 2010, from the 200,000,000 Reserved Shares, we have issued 103,944,998 shares of our common stock in connection with the exercise of all awards issued under the Plan since April 1, 1998. As part of the Compensation Committee's managing of the pool of Reserve Shares, as of March 15, 2010, of the approximately 96,055,000 Reserved Shares remaining, we have set aside a total of 33,528,860 Reserved Shares for all currently outstanding OSOs and we have set aside 24,281,084 of the remaining Reserved Shares for all currently outstanding RSUs. As a result, as of March 15, 2010, we have 38,245,058 Reserved Shares remaining that have not been set aside for any outstanding Awards.

As of March 15, 2010, the number of Awards made under the Plan—both vested and unvested, including, OSOs, Restricted Shares and restricted stock units—would require the issuance of 28,969,454 shares of our common stock if all of those awards had been exercised on that date (assuming a value for all of those awards based on our common stock price of $1.59 on March 12, 2010, the date that would be used to calculate the value of the outstanding OSOs on March 15, 2010). As of March 15, 2010, the number of shares of our common stock already issued pursuant to the Plan from March 1998 through March 15, 2010, plus the number of shares issuable upon exercise of all outstanding Awards under the Plan (calculated as of March 15, 2010) represents approximately 8% of the outstanding shares of our common stock.

In 2004, we indicated in our proxy statement for the 2004 Annual Meeting of Stockholders that the increase in the number of Reserved Shares at that time would be sufficient to allow the long term incentive program using the Plan to continue for a period of 24 months. We have been able to delay seeking additional Reserved Shares under the Plan for approximately 72 months. This delay was made possible in part as a result of:

- lower than expected share utilization for OSO exercises (that is, the number of Reserved Shares that have actually been issued upon exercise of outstanding OSO awards issued under the Plan has been significantly less than the Reserved Shares that were set aside for awarded OSOs);
- significant OSO expirations (that is, 7,435,860 OSOs awarded since 2004 have expired with zero or no value); and
- effective management of the Plan's pool of Reserved Shares.

Of the approximately 96,055,000 Reserved Shares remaining as of March 15, 2010, we have previously stated that approximately 68,904,000 shares would only be used in connection with the awarding and settling the exercise or payout of OSOs. This 68,904,000 was originally 80,000,000 when this restriction was put in place in 2004 (the "OSO Pools Shares"). However, to provide the Compensation Committee with maximum flexibility to administer the Plan to manage the number of Reserved Shares most effectively, the amended and restated Plan would not continue this restriction on the Compensation Committee's administration of the Reserved Shares.

In order to qualify as a "performance based compensation" as defined under Code Section 162(m), the Plan is required to indicate the maximum number of OSOs and Options an individual may be granted during any calendar year. Therefore, for purposes of Section 162(m) of the Code, the maximum number of OSOs and Options that any individual can receive under the Plan in any single calendar year is 3,000,000. This limitation will be determined prior to the application of the OSO performance multiplier (the "Multiplier"), where the Multiplier is based on the comparative performance of our common stock price to the S&P 500® Index. More information regarding the Multiplier is included below.

Options. Options granted under the Plan may be "incentive stock options" or ISOs, within the meaning of Section 422 of the Code, or nonqualified stock options or NQSOs; provided, however, that ISOs may only be granted to participants who are also our employees or a subsidiary corporation within the meaning of Section 424 of the Code. The terms of Options granted under the Plan will be set out in option agreements between the company and participants that will contain those provisions that the Compensation Committee from time to time deems appropriate, including the exercise price and expiration date of those Options; *provided, however,* that no Option granted under the Plan shall be exercisable after the expiration of ten (10) years from the date it was granted. The exercise price of the Options is determined by the Compensation Committee at the time of grant; provided that in the case of ISOs, the exercise price must be at least the fair market value of our shares of common stock on the date of grant. Upon the exercise of an Option, the amount due to us may be paid by the holder of the Option (a) in cash; (b) by the surrender of all or part of an Option; (c) by the tender to us of shares of our common stock acquired by the holder on the open market or owned by the holder for at least six months and registered in his or her name having a fair market value equal to the amount due to us; (d) by delivering to the Compensation Committee a copy of irrevocable instructions to a stockbroker to deliver promptly to us an amount of sale or loan proceeds sufficient to pay the exercise price, in the case of an Option; (e) in other property, rights and credits deemed acceptable by the Compensation Committee, including a promissory note; or (f) by any combination of the payment methods specified in (a) through (e). Notwithstanding the foregoing, any method of payment other than in cash may be used only with the consent of the Compensation Committee or if and to the extent so provided in the related option agreement.

Outperform Stock Options (OSOs). As discussed above, the Compensation Committee may grant OSOs under the Plan. OSOs are currently designed to provide management with the incentive to maximize stockholder value and to reward the members of management only when the Share price outperforms the S&P 500® Index. For the OSOs granted beginning in April 2007, OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option." For OSOs granted prior to April 2007, the OSOs generally have a four-year life and vest 50% at the end of the first year after grant, with the remaining 50% vesting in four equal quarterly installments so that the OSOs are fully vested by the end of the second year after grant.

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the

"Initial Price." On the settlement date or the date that an employee elects to exercise an OSO, the Initial Price is adjusted—as of that date—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement or exercise date. The Initial Price, however, cannot be adjusted below the closing price of our common stock on the day that the OSO was granted.

The value of OSOs increases as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier." On the date of settlement, the gain on the OSO is determined by taking our common stock price and subtracting the Adjusted Price. The success multiplier is then applied against this result to determine the final value of the exercised OSO.

Upon exercise of an OSO, the Compensation Committee, in its sole discretion, will deliver to the holder with respect to and in cancellation of each Share as to which the OSO is exercised or settled, either (a) a number of whole shares of our common stock with a fair market value on the trading day immediately preceding the date of exercise (rounded up to the nearest whole share) equal to the product of (A) the fair market value of a share of our common stock on the trading day immediately preceding the date of exercise or settlement, less the Adjusted Price, multiplied by (B) the Multiplier, (b) cash, equal to the aggregate value of the shares of our common stock determined pursuant to clause (a) above, or (c) a combination of Shares and cash, in any proportion the Compensation Committee may determine, having the same aggregate value as the shares of our common stock determined pursuant to clause (a) above, in each case subject to applicable tax withholding.

In response to changing economic and competitive conditions, the Compensation Committee may modify the terms of OSOs that are issued in the future, but the terms of such a grant must require our common stock to have outperformed a broad-based, market stock index before the award has any exercise value.

Restricted Shares and Restricted Stock Units. Restricted Shares and Restricted Stock Units may be granted by the Compensation Committee in its sole discretion, and such shares of our common stock will become unrestricted or such shares of our common stock will be issued without restrictions on transfer in accordance with a schedule established by the Compensation Committee. Except as set forth in an agreement relating to Restricted Shares, each person who is awarded Restricted Shares will have the entire beneficial ownership of, and all rights and privileges of a stockholder with respect to, the Restricted Shares awarded to him or her, except that such Restricted Shares may not be sold, transferred, pledged or otherwise encumbered during the restricted period set by the Compensation Committee.

The Compensation Committee has, and expects to continue to issue in the future, Restricted Stock Units. Restricted Stock Units will become unrestricted and as a result, shares of our common stock will be issued to the person that is the holder of the Restricted Stock Units that have become unrestricted in accordance with a schedule established by the Compensation Committee. Except as set forth in an agreement relating to Restricted Stock Units, each person who is awarded Restricted Stock Units will have no beneficial ownership of, and no rights and privileges of a stockholder with respect to, the shares of our common stock underlying the Restricted Stock Unit awarded to him or her, until that Restricted Stock Unit is vested and the underlying shares of our common stock are issued.

Performance Shares and Performance Units. The Compensation Committee may grant Performance Awards. Each Performance Award will specify the "Performance Objectives" that must be achieved before that Award will become vested and payable. The Compensation Committee also may specify a minimum acceptable level of achievement below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

Performance Objectives may be described in terms of company-wide objectives or objectives that are related to the performance of an individual Participant or the division, department, or function within the company or our affiliate. Performance Objectives may be measured on an absolute or relative basis. Relative performance may be measured by comparison to a group of peer companies or to a financial market index. Performance Objectives shall be limited to specified levels of or increases in one or more of the following: return on equity; diluted earnings per share; net earnings; total earnings; earnings growth; return on capital; working capital turnover; return on assets; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; sales; sales growth; gross margin; return on investment; increase in the fair market value per share; share price (including but not limited to, growth measures and total stockholder return); operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; total return to stockholders; market share; earnings measures/ratios; economic value added; balance sheet measurements including (but not limited to receivable turnover); internal rate of return; and expense targets.

Each Performance Award shall have an initial value that is established by the Compensation Committee at the time of grant. Each Performance Share shall have an initial value equal to the fair market value of our common stock on the date of grant. In addition to any other non-performance terms included in the related agreement, the Compensation Committee will set the applicable Performance Objectives in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units or Performance Shares, as the case may be, that will be paid out to the Participant.

Other Share-based Awards. The Compensation Committee may in its sole discretion grant any other Share or Share-related awards to an eligible person under the Plan that the Compensation Committee deems appropriate, including, but not limited to, stock appreciation rights, bargain purchases of shares of our common stock, bonuses of shares of our common stock and the grant of shares of our common stock based on performance or upon the satisfaction of other conditions. With respect to stock appreciation rights, no stock appreciation right granted under the Plan shall be exercisable after the expiration of ten (10) years from the date it was granted.

Adjustments for Recapitalization, Merger, etc. of the Company

The aggregate number of Reserved Shares, Awards granted under the Plan and any agreements evidencing such Awards, the maximum number of shares of our common stock subject to all Awards and the maximum number of shares of our common stock with respect to which any one person may be granted Awards shall be subject to adjustment or substitution, as determined by the Compensation Committee in its sole discretion, as to the number, price or kind of Share or other consideration subject to such Awards or as otherwise determined by the Compensation Committee to be equitable (i) in the event of changes in the outstanding shares of our common stock or in the capital structure of the company by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants in the Plan, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan.

Notwithstanding the above, in the event that: (i) the company is merged or consolidated with another corporation or entity and, in connection therewith, consideration is received by stockholders of the company in a form other than stock or other equity interests of the surviving entity; (ii) all or substantially all of the assets of the company are acquired by another person; (iii) the reorganization or liquidation of the company; or (iv) the company shall enter into a written agreement to undergo an event described in clauses (i), (ii) or (iii) above, then the Compensation Committee may, in its discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of our common stock received or to be received by other stockholders of the company in the event.

Change of Control

The Compensation Committee, in its sole discretion, may (but need not) provide in any Award agreement that, in the event of a Change in Control (as defined in the Plan), notwithstanding any vesting schedule otherwise effective with respect to the Award, (i) in the case of Options or stock appreciation rights, the Award shall become immediately exercisable with respect to 100 percent of the shares of our common stock subject thereto, (ii) in the case of Restricted Shares, any restrictions shall expire immediately with respect to 100 percent of such Restricted Shares and (iii) in the case of any other Award, including Restricted Stock Units, any other vesting or restricted period to which such Award is subject shall expire as to 100 percent of such Award.

The Plan defines a change of control as the occurrence of any of the following events:

- a change in ownership or control of the company effected through a transaction or series of related transactions (other than an offering of our common stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934), other than the company or any of its affiliates, or an employee benefit plan maintained by the company or any of its affiliates, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of securities of the company possessing more than fifty percent (50%) of the total combined voting power of the company's securities outstanding immediately after such acquisition; or

- the date upon which individuals who, as of May 20, 2010 (the effective date of the amended and restated plan), constitute the Board (the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the May 20, 2010, whose election, or nomination for election by the company's stockholders, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board since May 20, 2010, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

- the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the company to any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act) other than the company's affiliates.

The Compensation Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as senior management of the company, either immediately in the foreseeable future (it being understood that the Compensation Committee need not conclude that no changes in senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single person other than an affiliate of the company or any employee benefit plan (or related trust) sponsored or maintained by the company or an affiliate of the company, either immediately or in the foreseeable future.

Shares Subject to the Plan

Need for Increase in Number of Reserved Shares

The Compensation Committee believes that the pool of Reserved Shares is generally sufficient to allow the stock settlement of all Awards that are either currently outstanding or scheduled to be awarded prior to June 30, 2010 at substantially all contemplated levels of our common stock price performance. The Compensation Committee has formed this belief based on its management of the level of Reserved Shares used in the administration of the Plan and taking into account the restrictions imposed by the OSO Pool Shares.

If the restriction on the Compensation Committee's ability to use the OSO Pool Shares is not removed, the currently approved level of Reserved Shares is not sufficient to continue our long term incentive, or LTI, program on or after June 30, 2010. If the restriction is removed, and the Compensation Committee has flexibility to administer the Plan to manage the number of Reserved Shares available for Awards most efficiently, the Compensation Committee believes that the currently approved level of Reserved Shares would be sufficient to continue our long term incentive, or LTI, program only through October 1, 2010, at award levels that are competitive in the marketplace.

In order to continue to attract, retain and motivate the employees that are necessary to execute our business plan, senior management and the Compensation Committee have concluded that LTI awards need to be maintained. In other words, in the absence of having the ability to continue the LTI program, long term incentive compensation packages that are offered by our competitors and other employers will be more attractive than the packages that we will be able to offer.

Based on current expectations, to continue our current LTI compensation programs for what the Compensation Committee and senior management believe would be for an additional 24 months from June 30, 2010 indicated above, the Compensation Committee and the entire Board believe that the number of Reserved Shares should be increased by the requested 50 million shares of our common stock.

Market Value

The closing price of the shares of our common stock on the Nasdaq Stock Market on March 30, 2010, was $1.58 per share.

Term; Amendment and Termination

Subject to the approval of stockholder of the Stock Plan Proposal at the Annual Meeting, the term of the Plan has been extended to May 20, 2020. The Compensation Committee may amend the Plan from time to time, as it deems appropriate, subject to any applicable law or rule(s) promulgated by the principal national securities exchange on which the Stock is listed and traded at the time of such amendment. The Compensation Committee, however, may not amend any provision relating to ISOs, the Plan's share reserve or the provision relating to Plan amendment without the approval of the Board. Unless otherwise determined by the Compensation Committee, no amendment to this Plan may deprive a participant of any Award or rights with respect to an Award without the participant's consent.

Transferability

Unless otherwise determined by the Compensation Committee, no Award granted under the Plan may be transferred by the participant to whom it is granted other than by beneficiary designation, will, or pursuant to the laws of descent and distribution.

Tax Gross-Up

The Compensation Committee, in its sole discretion, may (but need not) provide in any Award agreement for the payment of additional amounts in respect of the Award in order to make a Participant whole for some or all of the excise taxes imposed on a participant pursuant to Section 4999 of the Code in the event that the grant, exercise, vesting or payment of such Award is deemed to be an "excess parachute payment" for purposes of Section 280G of the Code.

Federal Tax Consequences

The following is a brief discussion of our beliefs regarding the Federal income tax consequences of transactions with respect to Options and OSOs under the Plan based on the Code, as in effect as of the date of this summary. This discussion is not intended to be exhaustive and does not describe any state or local tax consequences. Holders of awards under the Plan should consult with their own tax advisors.

ISOs. No taxable income is realized by the optionee upon the grant or exercise of an ISO. If shares of our common stock are issued to an optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to such optionee, then (i) upon the sale of such shares, any amount realized in excess of the Option price will be taxed to such optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and (ii) no deduction will be allowed to the company for Federal income tax purposes.

If the shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, generally, (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares and (ii) the company will be entitled to deduct such amount for Federal income tax purposes if the amount represents an ordinary and necessary business expense. Any further gain (or loss) realized by the optionee upon the sale of the shares of our common stock will be taxed as short-term or long-term capital gain (or loss), depending on how long the shares have been held, and will not result in any deduction by us.

If an ISO is exercised more than three months following termination of employment (subject to certain exceptions for disability or death), the exercise of the Option will generally be taxed as the exercise of a NQSO, as described below.

For purposes of determining whether an optionee is subject to alternative minimum tax liability, an optionee who exercises an ISO generally would be required to increase his or her alternative minimum taxable income, and compute the tax basis in the shares of our common stock so acquired, in the same manner as if the optionee had exercised a NQSO. Each optionee is potentially subject to the alternative minimum tax. In substance, a taxpayer is required to pay the higher of his/her alternative minimum tax liability or his/her "regular" income tax liability. As a result, a taxpayer has to determine his/her potential liability under the alternative minimum tax.

NQSOs. With respect to NQSOs: (i) no income is realized by the optionee at the time the Option is granted; (ii) generally, at exercise, ordinary income is realized by the optionee in an amount equal to the excess, if any, of the fair market value of the shares of our common stock on such date over the exercise price, and the company is generally entitled to a tax deduction in the same amount, subject to applicable tax withholding requirements; and (iii) at sale, appreciation (or depreciation) after the date of exercise is treated as either short-term or long-term capital gain (or loss) depending on how long the shares of our common stock have been held.

OSOs. Participants who receive OSOs will be taxed at ordinary income rates, at the time an OSO is exercised, on the fair market value of the shares of our common stock and cash received in connection with such exercise, and we generally will be entitled to a deduction equal to the amount of ordinary income so recognized.

Restricted Shares or Restricted Stock Units. Participants who receive Restricted Shares or Restricted Stock Units will be taxed at ordinary income rates, at the time the restrictions lapse, on the fair market value of the shares of our common stock underlying those vested Restricted Shares or Restricted Stock Units, and we generally will be entitled to a deduction equal to the amount of ordinary income so recognized.

Performance Awards. Participants who receive Performance Awards will be taxed at ordinary income rates, at the time a Performance Award is settled, on the fair market value of the shares of our common stock and/or cash received in connection with such settlement, and we generally will be entitled to a deduction equal to the amount of ordinary income so recognized.

Repricings

Notwithstanding any provision of the Plan, repricing of Awards is not be permitted without stockholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise price (other than on account of capital adjustments resulting from share splits, etc., as described in the Plan and other than on account of adjustments associated with the initial exercise price of an Award of OSOs); (ii) any other action that is treated as "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise price is greater than the fair market value of the underlying shares of our common stock, unless the cancellation and exchange occurs in connection with capital adjustments resulting from share splits, etc., as described in the Plan.

Special Rules Applicable to Corporate Insiders

As a result of the rules under Section 16(b) of the Exchange Act ("Section 16(b)"), and depending upon the particular exemption from the provisions of Section 16(b) utilized, officers and directors of the company and persons owning more than 10 percent of the outstanding shares of our common stock ("Insiders") may not receive the same tax treatment as set forth above with respect to the Options and other Share-based awards. Generally, Insiders will not be subject to taxation until the expiration of any period during which they are subject to the liability provisions of Section 16(b) with respect to the sale of such shares of our common stock. Insiders should check with their own tax advisers to ascertain the appropriate tax treatment for any particular Award.

New Plan Benefits

The grant of OSOs, Options, Restricted Shares and other share-based awards under the Plan is entirely within the discretion of the Compensation Committee. As of the date of the mailing of this proxy statement, we cannot determine the number of OSOs, Option, Restricted Share and other Share-based awards that will be granted in the future. Therefore, we have omitted the tabular disclosure of the benefits or amounts allocated under the Plan.

Vote Required

The affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting is required for approval of this Stock Plan Proposal.

The Board unanimously recommends a vote FOR the approval of the Stock Plan Proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of March 15, 2010, by Level 3's directors, the Named Executive Officers, and the directors and executive officers as a group, and each person known by us to beneficially own more than five percent of our outstanding common stock.

Name	Number of Shares of Common Stock	Percent of Common Stock Beneficially Owned(%)
James Q. Crowe(1)	8,231,474	*
Sunit S. Patel(2)	987,732	*
Jeff K. Storey(3)	69,480	*
Charles C. Miller, III(4)	958,523	*
Thomas C. Stortz(5)	1,307,952	*
Walter Scott, Jr.(6)	47,890,472	2.9
R. Douglas Bradbury	956,506	*
Douglas C. Eby	131,579	*
James O. Ellis, Jr.	376,632	*
Richard R. Jaros	1,654,480	*
Robert E. Julian(7)	5,561,177	*
Michael J. Mahoney	299,841	*
Rahul N. Merchant	141,698	*
Arun Netravali	415,836	*
John T. Reed(8)	678,365	*
Michael B. Yanney(9)	389,955	*
Albert C. Yates	407,732	*
Directors and Executive Officers as a Group (18 persons)(10)	70,844,965	4.2
Southeastern Asset Management, Inc.(11)	486,504,075	28.7
Fairfax Financial Holdings(12)	266,032,816	16.2
Loomis Sayles & Co., L.P.(13)	205,516,241	11.1
Odyssey America Reinsurance Corporation(12)	84,323,002	5.1

* Less than 1%.

(1) Includes 520,000 shares of our common stock held by The Cherry Creek Trust, of which Mr. Crowe is the sole beneficiary and 150,151 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2010.

(2) Includes 15,000 shares of our common stock held in an individual retirement account by Mr. Patel and 159,422 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2010.

(3) Includes 31,407 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2010.

(4) Includes 53,967 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2010.

(5) Includes 169,935 restricted stock units, the restrictions on which will lapse within 60 days of March 15, 2010.

(6) Includes 99,700 shares of our common stock held by the Suzanne Scott Irrevocable Trust as to which Mr. Scott shares voting and investment powers, 16,316,668 shares of our common stock issuable upon conversion of $29,370,000 in principal amount of our 15% Convertible Senior Notes

due 2013 (the "15% Notes") that Mr. Scott holds directly, 1,777,778 shares issuable upon conversion of $3,200,000 in principal amount of our 15% Notes that Mr. Scott holds indirectly through a charitable remainder trust, 1,175,556 shares issuable upon conversion of $2,116,000 in principal amount of our 15% Notes that Mr. Scott holds indirectly through the Suzanne and Walter Scott Charitable Remainder Trust, 1,272,222 shares issuable upon conversion of $2,290,000 in principal amount of our 15% Notes that Mr. Scott holds indirectly through the WS Charitable Remainder Unitrust II and 400,975 shares of our common stock held indirectly by Mr. Scott.

(7) Includes 1,000,000 shares of our common stock held by Julian Properties, LP, of which Mr. Julian is the sole general partner, 3,049,000 shares of our common stock held by trust of which Mr. Julian is the trustee, 472,222 shares of our common stock issuable upon conversion of $850,000 in principal amount of our 15% Convertible Senior Notes due 2013 (the "15% Notes"), 438,889 shares of our common stock issuable upon conversion of $790,000 in principal amount of our 15% Notes that Mr. Julian holds indirectly through a trust of which Mr. Julian is the trustee and 544,444 shares of our common stock issuable upon conversion of $980,000 in principal amount of our 15% Notes that Mr. Julian holds indirectly through Julian Properties.

(8) Includes 100,000 shares of our common stock held in Mr. Reed's individual retirement account and 100,000 shares of our common stock held by Reed Partners, LLC, of which Mr. Reed and his spouse hold an aggregate 10% membership interest.

(9) Includes 34,440 shares of our common stock held in Mr. Yanney's individual retirement account, 53,500 shares of our common stock held in a retirement trust on behalf of Mr. Yanney's spouse and 40,000 shares of our common stock held by The Burlington Capital Group, LLC, of which Mr. Yanney and his spouse own approximately 47% of the outstanding membership interests. The Burlington Capital Group, LLC has pledged all of its marketable securities, including the 40,000 shares of our common stock, to secure a line of credit from a commercial bank.

(10) Includes 601,809 shares of our common stock issuable upon the lapse of restrictions on restricted stock units within 60 days of March 15, 2010. Also includes 21,997,779 shares issuable upon conversion of our 15% Convertible Senior Notes due 2013.

(11) Address for Southeastern Asset Management, Inc., Longleaf Partners Fund and Mr. O. Mason Hawkins is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. The following information is based solely on Southeastern Asset Management, Inc.'s Schedule 13G filed with the SEC on February 5, 2010. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities reported by Southeastern Asset Management are owned legally by Southeastern Asset Management, Inc.'s investment advisory clients and none are owned directly or indirectly by Southeastern Asset Management, Inc. Includes 197,596,758 shares of our common stock (11.7%) beneficially owned by Longleaf Partners Fund, a series of Longleaf Partners Fund Trust, of which Southeastern Asset Management, Inc. shares voting and dispositive power. Southeastern Asset Management, Inc. exercises sole dispositive power with respect to 236,456,317 shares of our common stock beneficially owned by discretionary managed accounts, 250,047,758 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has shared dispositive power. Also includes 190,700,901 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has sole voting power, 261,935,398 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has shared voting power and 45,755,416 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has no voting power.

The 250,047,758 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has shared dispositive power includes 55,590,004 shares issuable upon conversion of convertible notes held by these accounts.

Mr. O Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc., may be deemed to beneficially own the Level 3 common stock held by Southeastern Asset Management, Inc. Mr. Hawkins disclaims beneficial ownership of such common stock.

(12) The following information is based solely on Fairfax Financial Holdings Limited's Schedule 13G filed with the SEC on February 11, 2010. Percentage of our outstanding common stock is as reported in their Schedule 13G. The information provided is for Fairfax Financial Holdings Limited ("Fairfax"), a corporation incorporated under the laws of Canada includes information for V. Prem Watsa, an individual; 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario; The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia; 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario; Odyssey Re Holdings Corp. ("OdysseyRe"), a corporation incorporated under the laws of Delaware; and Odyssey America Reinsurance Corporation ("Odyssey America"), a corporation incorporated under the laws of Connecticut. The business addresses for Fairfax, Mr. Watsa, 1109519 and 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7; the business address for Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L3; the business address for OdysseyRe is 300 First Stamford Place, Stamford, Connecticut 06902 and the business address for Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902.

Fairfax, Mr. Watsa, 1109519, 810679 and Sixty Two share voting and dispositive power with respect to 266,032,816 shares of our common stock, and Odyssey America and OdysseyRe share voting and dispositive power with respect to 84,323,002 shares of our common stock.

Certain of the shares of common stock beneficially owned are held by subsidiaries of Fairfax and by the pension plans of certain subsidiaries of Fairfax, and certain of the convertible debt securities that are convertible into shares of our common stock beneficially owned are held by subsidiaries of Fairfax, which subsidiaries and pension plans have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest of a subsidiary or pension plan relates to more than 5% of the class of our common stock.

Shares of our common stock reported as beneficially owned include shares of our common stock issuable upon conversion of certain convertible debt securities.

Neither the filing of the Schedule 13G nor the information contained therein shall be deemed to constitute an affirmation by Mr. Watsa, 1109519, Sixty Two, 810679, Fairfax, OdysseyRe or Odyssey America that such person is the beneficial owner of the shares referred to therein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(13) Address for Loomis Sayles & Co., L.P. is One Financial Center, Boston, MA 02111. The following information is based solely on Loomis Sayles & Co., L.P. ("Loomis") Schedule 13G filed with the SEC on February 16, 2010. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by Loomis as a registered investment adviser. All of the securities reported by Loomis are owned legally by Loomis's investment advisory clients and none are owned directly or indirectly by Loomis. Loomis exercises sole dispositive power with respect to 205,516,241 shares of our common stock beneficially owned by discretionary managed accounts. Also includes 194,680,988 shares of our common stock held by discretionary managed accounts for which Loomis has sole voting power, 2,230,510 shares of our common stock held by discretionary managed accounts for which Loomis has shared voting power.

Shares of our common stock reported as beneficially owned include shares of our common stock issuable upon conversion of certain convertible debt securities.

Loomis disclaims any beneficial interest in any of the foregoing securities.

Certain of the shares of common stock beneficially owned are held by Loomis's clients that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client relates to more than 5% of the class of our common stock.

OTHER MATTERS

It is not anticipated that any matters other than those described in this Proxy Statement will be brought before the Annual Meeting. If any other matters are presented, however, it is the intention of the persons named in the proxy to vote the proxy in accordance with the discretion of the persons named in the proxy.

FUTURE STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in our 2011 Proxy Statement must submit the proposal so that it is received by us no later than December 10, 2010. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in our 2011 Proxy Statement, but instead wishes to present it directly at the 2011 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 21, 2011, but no earlier than February 19, 2011, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 21, 2011 will not be voted on at the 2011 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2011 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2011 Annual Meeting. If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must comply with additional provisions as set forth in our By-laws, including certain information with respect to the persons nominated for election as directors and any information relating to the stockholder that would be required to be disclosed in a Proxy Statement filing. Any such proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Annex 1

AUDIT COMMITTEE REPORT

To the Board of Directors

The Audit Committee reviews Level 3 Communications, Inc.'s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The company's registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. We have reviewed and discussed with management the company's audited financial statements as of and for the year ended December 31, 2009.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, the company's independent registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the company's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. KPMG LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

During the course of fiscal 2009, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and KPMG LLP at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with and the Audit Committee reviewed a report on the effectiveness of the company's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in the company's Form 10-K for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission, as well as KPMG LLP's Report of Independent Registered Public Accounting Firm included in the company's Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2010.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communications With Audit Committees, by the Auditing Standards Board of the American Institute of Certified Public Accountants. The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required by Rule 3526, Communications with Audit Committees Concerning Independence, by the Professional Standards of the Public Company Accounting Oversight Board (United States), and has discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the company's annual report on Form 10-K for the year ended December 31, 2009.

The Audit Committee has also considered whether the provision of services by KPMG LLP not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the company's Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 is compatible with maintaining KPMG LLP's independence.

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Level 3 annual financial statements for the years ended December 31, 2009, and 2008 and fees billed for other services rendered by KPMG LLP during those periods, which have been approved by the Audit Committee.

	2009	2008
Audit Fees(1)	$2,876,000	$3,846,000
Audit-Related Fees(2)	699,000	286,000
Tax Fees(3)	25,000	18,000
All Other Fees	0	0
Total Fees	$3,600,000	$4,150,000

(1) Audit fees consisted principally of fees for the audit of financial statements, including statutory audits of foreign subsidiaries, audit of internal control over financial reporting and fees relating to comfort letters and registration statements.

(2) Audit related fees consisted principally of fees for audits of employee benefit plans, agreed-upon procedures reports, due diligence activities and other audits not required by statute or regulation.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

The Audit Committee:

John T. Reed, Chairman
R. Douglas Bradbury
Douglas C. Eby
Robert E. Julian
Rahul N. Merchant

For the year ended December 31, 2009

PROPOSED TEXT OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

ARTICLE IV of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 22, 2008, as amended on May 27, 2009, is hereby amended in its entirety to read as follows(1):

"ARTICLE IV
AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is 2,510,000,000(2) shares, consisting of 2,500,000,000(2) shares of Common Stock, par value $.01 per share (the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock")."

ARTICLE V of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 22, 2009 is hereby amended by adding a new Section D to read as follows:

"D. Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Amendment Effective Time"), every [*ten (10), fifteen (15) twenty (20) or twenty five (25) shares*] of the Corporation's Common Stock (the "Old Common Stock"), issued and outstanding immediately prior to the Amendment Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.01 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to [*NAME OF THIRD PARTY*], as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by that agent as soon as practicable after the Amendment Effective Time on the basis of prevailing market prices of the New Common Stock on the NASDAQ Stock Market at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will

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(1) **NOTE:** The foregoing will be modified to describe the filing of a certificate of amendment to the restated certificate of incorporation should our stockholders approve the proposal to increase the number of authorized shares of common stock at the 2010 Annual Meeting and the Board determines to implement the reverse stock split after the effective date of that certificate of amendment.

(2) **NOTE:** The number of shares authorized will be proportionately adjusted based on the reverse stock split ratio selected by the Board of Directors when effecting the reverse stock split. The foregoing will be modified to describe the filing of a certificate of amendment to the restated certificate of incorporation should our stockholders approve the proposal to increase the number of authorized shares of common stock at the 2010 Annual Meeting and the Board determines to implement the reverse stock split after the effective date of that certificate of amendment.

pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Amendment Effective Time, represented shares of Old Common Stock shall, from and after the Amendment Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

PROPOSED TEXT OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

ARTICLE IV of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 22, 2008, as amended on May 27, 2009, is hereby amended in its entirety to read as follows(1):

"ARTICLE IV
AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is 2,910,000,000(2) shares, consisting of 2,900,000,000(2) shares of Common Stock, par value $.01 per share (the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock")."

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(1) **NOTE:** The foregoing will be modified to describe the filing of a certificate of amendment to the restated certificate of incorporation should our stockholders approve the proposal to authorize a reverse stock split at the 2010 Annual Meeting and the Board determines to implement the reverse stock split prior to the effective date of this certificate of amendment.

(2) **NOTE:** The number of shares authorized will be modified to describe the results of the filing of a certificate of amendment to the restated certificate of incorporation should our stockholders approve the proposal to authorize a reverse stock split at the 2010 Annual Meeting and the Board determines to implement the reverse stock split prior to the effective date of this certificate of amendment. In that case, the number of authorized shares will be decreased proportionately by the ratio for the reverse stock split.

LEVEL 3 COMMUNICATIONS, INC. STOCK PLAN

ARTICLE I.
NAME AND PURPOSE

1.1. *Name.* The name of the Plan is the "Level 3 Communications, Inc. Stock Plan." This Plan is a continuation, amendment and restatement of the Level 3 Communications, Inc. 1995 Stock Plan (Amended and Restated as of April 1, 1998), which was last amended on December 14, 2007.

1.2. *Purpose.* The purpose of the Plan is to assist the Company in attracting, retaining, motivating, and rewarding certain key employees, officers, directors, and consultants of the Company and its Affiliates, and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of these individuals with those of the Company's stockholders. The Plan authorizes the award of Stock-based incentives to Employees who then become Participants to encourage such persons to expend their maximum efforts in the creation of stockholder value.

ARTICLE II.
DEFINITIONS

2.1. "Affiliate" means, with respect to any entity, any other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

2.2. "Agreement" means any written (including electronic) agreement, document or instrument that evidences a grant of an Award to a Participant and the terms, conditions and provisions of, and restrictions upon, the Award.

2.3. "Award" means any grant pursuant to the Plan of Incentive Stock Options, Nonqualified Stock Options, Restricted Shares, Restricted Stock Units, bargain Shares, bonuses of Shares, Performance Awards, performance shares, Outperform Stock Options, Stock Appreciation Rights or other stock benefit or stock-based benefit granted to a Participant under this Plan.

2.4. "Board" means the Board of Directors of the Company.

2.5. "Certificate" means the certificate of incorporation of the Company, as amended from time to time.

2.6. "Change in Control" means the occurrence of any of the following events:

2.6.1 a change in ownership or control of the Company effected through a transaction or series of related transactions (other than an offering of Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, or an employee benefit plan maintained by the Company or any of its Affiliates, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

2.6.2 the date upon which individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board since the Effective Date, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

2.6.3 the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any "person" (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company's Affiliates.

The Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as senior management of the Company, either immediately in the foreseeable future (it being understood that the Committee need not conclude that no changes in senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single Person other than an Affiliate of the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or an Affiliate of the Company, either immediately or in the foreseeable future.

2.10. "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated under the Code.

2.11. "Committee" means the Board or a committee or committees of the Board appointed by the Board to administer this Plan.

2.12. "Company" means Level 3 Communications, Inc., a Delaware corporation.

2.13. "Effective Date" means May , 2010.

2.14. "Employee" means (i) each employee of the Company or of any of its Affiliates, including each such person who may also be a director of the Company and/or its Affiliates; (ii) each non-employee director of the Company and/or its Affiliates and who is designated as eligible by the Committee; and (iii) each other person who provides substantial services to the Company and/or its Affiliates and who is designated as eligible by the Committee. An employee on an approved leave of absence may be considered as still in the employ of the Company or its Affiliates for purposes of eligibility for participation in the Plan.

2.15. "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

2.16. "Fair Market Value," means, as of any date when the Stock is listed on one or more national securities exchanges, the closing price reported on the principal national securities exchange on which such Stock is listed and traded on the date of determination. If the Stock is not listed on an exchange, or representative quotes are not otherwise available, the Fair Market Value shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per Share.

2.17. "Fiscal Year" means the taxable year of the Company for federal income tax purposes, including the taxable year in which the Plan is adopted.

2.18. "Incentive Stock Option" means any Option that is intended, at the time it is granted, to be an incentive stock option within the meaning of Section 422 of the Code.

2.19. "Nonqualified Stock Option" means any Option that is not an Incentive Stock Option.

2.20. "Option" means any option to purchase Shares that is granted pursuant to Section 6.1.

2.21. "Outperform Stock Option" means a Stock-based Award, which requires that the Stock outperform an index as determined by the Committee, from time to time, and set forth in an Outperform Stock Option Award Agreement entered into between the Company and a Participant. Outperform Stock Option also includes any Stock-based Award that is referred to as an OSO.

2.22 "Outperform Stock Option Award Agreement" means an Agreement between the Company and a Participant evidencing the terms and conditions of an Outperform Stock Option grant.

2.23. "Participant" means any Employee who is granted an Award pursuant to this Plan.

2.24 "Performance Award" means an Award granted to a Participant under Article VIII hereof, which is subject to the achievement of Performance Objectives during a Performance Period. A Performance Award shall be designated as a "Performance Share" or a "Performance Unit" at the time of grant.

2.25 "Performance Award Agreement" means an Agreement between the Company and a Participant evidencing the terms and conditions of a Performance Award grant.

2.26 "Performance Objectives" means the performance objectives established pursuant to this Plan for Participants who have received Performance Awards.

2.27 "Performance Period" means the period designated for the achievement of Performance Objectives.

2.28. "Plan" means the Level 3 Communications, Inc. Stock Plan, as it may be amended from time to time.

2.29. "Representative" means a member of the Committee acting on behalf of the Committee, or an Employee appointed by the Committee to exercise some or all of the authority of the Committee.

2.30. "Restricted Shares" means any Shares that are granted pursuant to Section 7.1 subject to restrictions on transfer, to forfeiture under certain circumstances and to such other restrictions as the Committee deems appropriate (including restrictions on the exercise of voting rights or the right to receive dividends, or a requirement to reinvest dividends).

2.31. Restricted Stock Unit" means a notional unit representing the right to receive one Share (or the cash value of one Share, if so determined by the Committee) on a specified settlement date.

2.32. "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act, as it may be amended from time to time, or any successor rule in effect from time to time.

2.33 "Section 409A" means Section 409A of the Code.

2.34. "Share" means a share of Stock.

2.35. "Stock" means the common stock of the Company, par value $0.01 per share.

2.36. "Stock Appreciation Right" means an Award pursuant to which a Participant shall be paid the increase in value of one or more Shares from the date of grant of such Award until the date of exercise of such Award, in cash or Shares, and subject to such terms and conditions as the Committee deems appropriate and as may be reflected in an Agreement (including the number of Shares subject to such Stock Appreciation Right, the date or dates on which the Stock Appreciation Right becomes exercisable or exercised, either wholly or in part, and the expiration date of the Stock Appreciation Right).

2.37. "Term" means the term of this Plan, as set forth in Section 12.2.

ARTICLE III.
ELIGIBILITY AND PARTICIPATION

3.1. *Eligibility.* Every Employee is eligible to become a Participant. A person who is not an Employee is not eligible to become a Participant.

3.2. *Participation.* The Committee will select Employees to participate in the Plan from time to time, in its sole discretion. An Employee cannot become a Participant unless such person is selected by the Committee to participate in the Plan. In selecting such persons to participate in the Plan, the Committee may consider the past, present and expected future performance of the individual, the effort of the individual, the length of service of the individual, the level of responsibility of the individual and such other factors as the Committee deems appropriate.

ARTICLE IV.
AWARDS

4.1. *Types of Awards.* The Committee will determine the Awards to be granted to each Participant. The Committee may grant Awards in any one or any combination of (a) Incentive Stock Options; (b) Nonqualified Stock Options; (c) Restricted Shares or Restricted Stock Units; (d) Outperform Stock Options; (e) bargain purchases of Shares; (f) bonuses of Shares; (g) Performance Shares and Performance Units or other grants of Shares based on performance or the satisfaction of other conditions; (h) Stock Appreciation Rights; or (i) any other form of stock benefit or stock-related benefit.

4.2. *Terms and Conditions of Awards.* The Committee will determine all terms, conditions and provisions of, and restrictions upon, any grant of Awards. Without limiting the Committee's authority, the Committee may: (a) make the grant of Awards conditional upon an election by a Participant to defer payment of a portion of his salary; (b) give a Participant a combination of Awards or a choice between two Awards; (c) grant Awards in the alternative so that acceptance of or exercise of one Award cancels the right of a Participant to another; (d) grant Awards subject to any condition that the Committee deems appropriate; (e) provide that grants of Awards in Shares or Share equivalents will include dividend or dividend equivalent payments or dividend credit rights; and (f) provide any vesting schedule for Awards as the Committee deems appropriate. The Committee may waive any term, condition, provision or restriction, in its sole discretion.

4.3. *Agreements.* Each grant of an Award to a Participant will be evidenced by an Agreement executed (including by electronic acknowledgement) by the Participant and a Representative (on behalf of the Company and the Committee). Subject to the terms and conditions of this Plan, the Committee, in its sole and absolute discretion, will determine the form and content of all Agreements. Agreements with respect to a specific type of Award need not be identical.

4.4. *Modification or Termination of Awards.* The Committee, in its sole discretion, may modify, cancel or terminate any Award at any time if a Participant is not in compliance with this Plan, the related Agreement or any rules adopted by the Committee.

4.5. *Optional Deferral.* The Committee may defer the right to receive any Award, or the proceeds of the exercise of any Award for such period and upon such terms as the Committee determines; provided, that any such deferral subject to Section 409A shall comply with Section 409A. Any such deferral may, at the discretion of the Committee, involve crediting of interest on deferrals denominated in cash and crediting of dividend equivalents on deferrals denominated in Shares.

4.6. *Code Section 162(m).* The Committee, in its sole discretion, may require that one or more Agreements provide that, in the event that Section 162(m) of the Code or any similar provision would operate to disallow a deduction by the Company for all or part of any Award, a Participant's receipt of the portion of such Award that would not be deductible by the Company will be deferred until the next succeeding year or years in which such portion may be paid without causing the Participant's remuneration for such year to exceed the limit set forth in Section 162(m) of the Code; provided, that any such deferral subject to Section 409A shall comply with Section 409A. Any such deferred amounts denominated in cash shall have earnings credited thereon at a market rate of interest, as reasonably determined by the Committee, and any such deferred amounts denominated in Shares shall have dividend equivalents credited thereon, and earnings subsequently credited on such dividend equivalents at a market rate of interest, as reasonably determined by the Committee.

4.7. *Code Section 280G.* The Committee, in its sole discretion, may (but need not) provide in any Agreement for the payment of additional amounts in respect of the Award in order to make a Participant whole for some or all of the excise taxes imposed on a Participant pursuant to Section 4999 of the Code in the event that the grant, exercise, vesting or payment of such Award is deemed to be an "excess parachute payment" for purposes of Section 280G of the Code. The terms and conditions of such additional payments shall be as determined by the Committee and reflected in the Agreement. To the extent that any Agreement provides for a tax gross-up payment to pay for or reimburse any Participant for any taxes owed by such Participant, the amount of such tax gross-up payment required to be paid shall be paid by the Company to such participant no later than the end of the Participant's taxable year following the Participant's taxable year in which such tax owed by such Participant that is subject to the tax gross-up payment is remitted to the applicable taxing authority.

4.8 *Compliance with Code Section 409A.* All Awards are intended to be either exempt from or compliant with Section 409A, and any ambiguity with respect to whether any such Award is so exempt or compliant shall be construed in a manner consistent with such exemption or compliance.

ARTICLE V.
SHARES SUBJECT TO PLAN

5.1. *Aggregate Limitation.* The Committee may not grant Awards under this Plan with respect to more than 250,000,000 Shares during the Term.

5.2. *Individual Limitations.* The Committee may not grant Options or Stock Appreciation Rights under this Plan to any Participant during any calendar year with respect to more than 3,000,000 Shares.

5.3. *Unused Shares and Share Counting Rules.* The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of Shares previously counted in connection with an Award. If any Award expires or terminates, or if any Award is surrendered, canceled or forfeited without having been fully exercised, the Committee may again grant Awards with respect to the unused Shares allocable to the expired, terminated, surrendered, canceled or forfeited Award. Shares withheld in payment of the exercise price or taxes relating to an Award and shares equal to the number surrendered in payment of any exercise price or taxes relating to an Award shall be deemed to constitute shares not delivered to the Participant and shall be deemed to again be available for Awards under the Plan; *provided, however,* that such shares shall not become available for issuance hereunder if either (i) the applicable shares are withheld or surrendered following the termination of the Plan, or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Stock is listed.

ARTICLE VI.
OPTIONS

6.1. *Grant.* The Committee may grant Options to any Employee. The Committee will determine the terms, conditions and provisions of, and the restrictions on, any Options, including the number of shares subject to such Options, the date or dates on which the Options become exercisable, either wholly or in part, and the expiration date of the Options; *provided, however,* that no Option granted hereunder shall be exercisable after the expiration of ten (10) years from the date it was granted. A Participant to whom an Option is granted will not be deemed the holder of any Shares subject to the Option until the Shares are fully paid, and issued and delivered to him following exercise of the Option.

6.2. *Incentive Stock Options.* Incentive Stock Options must include such terms and conditions as determined by the Committee to be reasonably necessary to cause the Options to qualify as incentive stock options under Section 422 of the Code.

6.3. *Exchange.* Subject to Section 12.3 below, the Committee may grant Options to a Participant holding unexercised outstanding Options, or unexercised outstanding Options granted under another stock plan of the Company, on the condition that the Participant exchanges and surrenders for cancellation some or all of those unexercised outstanding Options.

6.4. *Substitution.* The Committee may grant Options from time to time in substitution for similar rights held by employees of other entities who become Employees as a result of a merger or consolidation of the other entity with the Company or an Affiliate, the acquisition by the Company or an Affiliate of the assets of the other entity, or the acquisition by the Company or an Affiliate of an equity interest in another entity.

6.5. *Exercise Price.* The Committee may not grant Options pursuant to this Plan with a per-share exercise price that is less than the Fair Market Value of one Share, as of the date of the grant. In addition, with respect to each Outperform Stock Option, under no circumstances will the Adjusted Price (as defined in the applicable Outperform Stock Option Award Agreement or similar agreement) of such Outperform Stock Option ever be less than the Initial Price (as defined in the applicable Outperform Stock Option Award Agreement or similar agreement), which can be no less than the Fair Market Value of one Share, as of the date of grant.

6.6. *Vesting.* Options granted pursuant to this Plan will vest and become exercisable as determined by the Committee in its sole discretion and as reflected in an Agreement.

ARTICLE VII.
RESTRICTED SHARES

7.1. *Grant.* The Committee may grant Restricted Shares to any Employee. The Committee may make grants of Restricted Shares at such cost, or at no cost, as determined by the Committee in its sole discretion.

7.2. *Beneficial Ownership.* Except as set forth in an Agreement relating to Restricted Shares, each Participant who is awarded Restricted Shares will have the entire beneficial ownership of, and all rights and privileges of a stockholder with respect to, the Restricted Shares awarded to him. Notwithstanding the above, Restricted Shares may not be sold, transferred, pledged or otherwise encumbered during the restricted period set by the Committee.

ARTICLE VIII.
PERFORMANCE AWARDS

8.1 *General.* The Committee may from time to time authorize grants of Performance Awards to any Employee upon such terms and conditions as the Committee may determine in accordance with provisions of this Section 8. The terms and conditions of each Performance Award grant shall be evidenced by a Performance Award Agreement, which agreements need not be identical.

8.2 *Value of Performance Units and Performance Shares.* Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of the Stock on the date of grant. In addition to any other non-performance terms included in the Performance Award Agreement, the Committee shall set the applicable Performance Objectives in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units or Performance Shares, as the case may be, that will be paid out to the Participant.

8.3 *Earning of Performance Units and Performance Shares.* Upon the expiration of the applicable Performance Period, the holder of Performance Units or Performance Shares, as the case may be, shall be entitled to receive payout on the value and number of the applicable Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Objectives have been achieved and any other non-performance terms met.

8.4 *Form and Timing of Payment of Performance Units and Performance Shares.* Payment of earned Performance Units and Performance Shares shall be as determined by the Committee and as evidenced in the Performance Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, Stock, or other Awards (or in a combination thereof) equal to the value of the earned Performance Units or Performance Shares, as the case may be, at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Any Stock may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Performance Award Agreement pertaining to the grant of the Performance Award.

8.5 *Performance Objectives.*

8.5.1 Each Performance Award shall specify the Performance Objectives that must be achieved before such Award shall become vested and payable. The Committee also may specify a minimum acceptable level of achievement below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

8.5.2 Performance Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of an individual Participant or the division, department, or function within the Company or the Affiliate of the Company. Performance Objectives may be measured on an absolute or relative basis. Relative performance may be measured by comparison to a group of peer companies or to a financial market index. Performance Objectives shall be limited to specified levels of or increases in one or more of the following: return on equity; diluted earnings per share; net earnings; total earnings; earnings growth; return on capital; working capital turnover; return on assets; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; sales; sales growth; gross margin; return on investment; increase in the fair market value per share; share price (including but not limited to, growth measures and total stockholder return); operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; total return to stockholders; market share; earnings measures/ratios; economic value added; balance sheet measurements including (but not limited to receivable turnover); internal rate of return; and expense targets.

8.5.3 The Committee shall adjust Performance Objectives and the related minimum acceptable level of achievement if, in the sole judgment of the Committee, events or transactions have occurred after the applicable date of grant of a Performance Award that are unrelated to the performance of the Company and/or Participant and result in a distortion of the Performance Objectives or the related minimum acceptable level of achievement. Potential transactions or events giving rise to adjustment include but are not limited to (i) restructurings, discontinued operations, extraordinary items or events, and other unusual or non-recurring charges; (ii) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; and (iii) a change in tax law or accounting standards required by generally accepted accounting principles.

ARTICLE IX
OTHER AWARDS

9.1. *Grants.* The Committee is authorized, subject to limitations under applicable law, to grant to Employees such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, Restricted Stock Units and Stock Appreciation Rights. The Committee may also grant Stock as a bonus, or may grant other awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to such Awards shall be determined by the Committee and evidenced by Award agreements, which agreements need not be identical; *provided, however,* that no Stock Appreciation Right granted hereunder shall be exercisable after the expiration of ten (10) years from the date it was granted. In the event that any Award granted pursuant to this Section 9.1 that is a "stock right" within the meaning of Section 409A is assigned an exercise price by the Committee, in no event may the per-share exercise price of such Award be less than the Fair Market Value of one Share, as of the date the Award is granted.

ARTICLE X
CHANGES IN CAPITAL STRUCTURE AND CHANGE IN CONTROL

10.1 *Changes in Capital Structure.* Awards granted under the Plan and any agreements evidencing such Awards, the maximum number of Shares subject to all Awards and the maximum number of shares with respect to which any one person may be granted Options, Outperform Stock Options or Stock Appreciation Rights or other stock or stock related awards during the Term shall be adjusted or substituted, as determined by the Committee in its sole discretion, as to the number, price or kind of a Share or other consideration subject to such Awards or as otherwise determined by the Committee to be equitable:

(i) in the event of changes in the outstanding Shares or in the capital structure of the Company by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award, or

(ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, Participants in the Plan, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan.

In addition, in the event of any such adjustments or substitution, the aggregate number of Shares available under the Plan shall be appropriately adjusted by the Committee, whose determination shall be conclusive.

10.1.1 *Adjustments—Code Related Items.* Unless otherwise determined by the Committee, any adjustment in Incentive Stock Options under this Section 10.1 shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 10.1 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. Unless otherwise determined by the Committee, no adjustment or modification under this Section 10.1 may be made which would subject any Award recipient to the tax required to be imposed pursuant to Section 409A(a)(1)(B) of the Code. Further, with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, such adjustments or substitutions shall be made only to the extent that the Committee determines that such adjustments or substitutions may be made without a loss of deductibility for Awards under Section 162(m) of the Code, unless the Committee specifically determines otherwise.

The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

10.1.2 Notwithstanding the above, in the event of any of the following that does not constitute a Change in Control:

A. The Company is merged or consolidated with another corporation or entity and, in connection therewith, consideration is received by stockholders of the Company in a form other than stock or other equity interests of the surviving entity;

B. All or substantially all of the assets of the Company are acquired by another Person;

C. The reorganization or liquidation of the Company; or

D. The Company shall enter into a written agreement to undergo an event described in clauses A, B or C above,

then the Committee may, in its discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other stockholders of the Company in the event; provided, however, that unless otherwise determined by the Committee, no such action to cancel and pay out any outstanding Award may be made to an award subject to Section 409A that is in violation of Treasury Regulation Section 1.409A-3(j).

10.1.3 *Variations.* The terms of this Section 10.1, other than the prohibitions relating to Section 409A, may be varied by the Committee in any particular Agreement.

10.2 *Effect of Change in Control.* Except to the extent reflected in a particular Agreement:

10.2.1 The Committee, in its sole discretion, may (but need not) provide in any Agreement that, in the event of a Change in Control, notwithstanding any vesting schedule otherwise effective with respect to the Award, (i) in the case of Options or Stock Appreciation Rights, the Award shall become immediately exercisable with respect to 100 percent of the Shares subject thereto, (ii) in the case of Restricted Shares, any restrictions shall expire immediately with respect to 100 percent of such Restricted Shares and (iii) in the case of any other Award, any other vesting or restricted period to which such Award is subject shall expire as to 100 percent of such Award.

10.2.2 In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share received or to be received by other shareholders of the Company in the event; provided, however, that unless otherwise determined by the Committee, no such action to cancel and pay out any outstanding Award may be made to an award subject to Section 409A that is in violation of Treasury Regulation Section 1.409A-3(j).

10.3 *Binding Upon Successors.* The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company. Subject to the actions which the Committee may take with respect to Awards in accordance with Sections 10.1 and 10.2, the Company agrees that it will make appropriate provisions for the preservation of Participants' rights under the Plan in any agreement or plan which it may enter into or adopt to effect any such merger, consolidation, reorganization or transfer of assets.

ARTICLE XI. ADMINISTRATION

11.1. *Administration.* The Committee will administer this Plan. The Board may appoint a separate committee or committees to administer portions of the Plan applicable to persons subject to Rule 16b-3, Section 162(m) of the Code or other similar provisions of law. The Committee may act either through majority vote of the Committee at a meeting for which a quorum is present, or through the written consent of a majority of the members of the Committee in lieu of a meeting. The Committee will maintain such books, accounts and records relating to the Plan and to Committee proceedings as it considers appropriate. The Committee may designate Employees to assist the Committee in the administration of the Plan and to act as Representatives of the Committee, and in that capacity to exercise any or all of the authority of the Committee under this Plan, and may grant authority to those Employees to execute any and all agreements contemplated by this Plan and any other documents reasonably required to implement this Plan. The Committee may employ agents, attorneys, accountants or other third parties for such purposes as the Committee considers appropriate.

11.2. *Discretion and Authority.* Subject to the express limitations set forth in this Plan, the Committee, in its sole and absolute discretion, may take any and all actions necessary, advisable or appropriate to implement the Plan and may make any and all determinations deemed appropriate for the administration of the Plan, including actions and determinations with respect to (a) the Participants in the Plan, (b) adequacy of consideration received by the Company in exchange for Awards granted under the Plan, (c) the types and amounts of Awards to be granted to Participants or to any particular Participant, (d) the terms, conditions and provisions of, and restrictions on, all Awards, (e) amounts payable, if any, by a Participant in connection with the grant, award or receipt of any Award, (f) restrictions on transfer of any Award by a Participant, and (g) the circumstances under which any Award may expire, terminate or be surrendered, canceled or forfeited.

11.3. *Payment.* Upon the exercise of an Option or in the case of any other Award that requires a payment by a Participant to the Company, the amount due the Company may be paid (a) in cash; (b) by the surrender of all or part of an Award (including the Award being exercised); (c) by the tender to the Company of Shares acquired by the Participant on the open market or owned by the Participant for at least six months and registered in his or her name having a Fair Market Value equal to the amount due to the Company; (d) by delivering to the Committee a copy of irrevocable instructions to a stockbroker to deliver promptly to the Company an amount of sale or loan proceeds sufficient to pay the exercise price, in the case of an Option; (e) in other property, rights and credits deemed acceptable by the Committee, including the Participant's promissory note; or (f) by any combination of the payment methods specified in (a) through (e). Notwithstanding the foregoing, any method of payment other than in cash may be used only with the consent of the Committee or if and to the extent so provided in the related Agreement. The proceeds of the sales of Shares purchased pursuant to an Option and any payment to the Company for other Awards will be added to the general funds of the Company or to the reacquired Shares held by the Company, as the case may be, and used for the corporate purposes of the Company as the Board determines.

11.4. *Rules.* The Committee may make, amend and rescind such rules and regulations and establish, modify or repeal such procedures as it deems appropriate for the administration of the Plan. The Committee may make special rules or regulations that apply only to persons covered by Rule 16b-3, Section 162(m) of the Code or other provisions of law.

11.5. *Interpretation.* In the event of a disagreement as to the interpretation of the Plan, any rule, regulation or procedure under the Plan, or as to any right or obligation arising from or related to the Plan (including but not limited to under an Agreement), the interpretation of the Committee will be final and binding.

11.6. *Legal Requirements.* The Committee will cause the Plan, and any grants or awards of Awards, to comply with all applicable laws.

ARTICLE XII.
AMENDMENT AND TERMINATION

12.1. *Amendment.* The Committee may amend the Plan from time to time as it deems appropriate, subject to any applicable law or rule(s) promulgated by the principal national securities exchange on which the Stock is listed and traded at the time of such amendment. The Committee, however, may not amend any provision of Article V, Section 6.2 or this Article XII without the approval of the Board. Unless otherwise determined by the Committee, no amendment to this Plan may deprive a Participant of any Award or rights with respect to an Award or cause the imposition of a tax on such Participant pursuant to Section 409A(a)(1)(B) of the Code without the Participant's consent.

12.2. *Term.* The Plan will terminate on the tenth anniversary of the Effective Date (May , 2020). The Board, however, may terminate the Plan at any time. Neither amendment nor termination of the Plan will deprive Participants of their rights with respect to outstanding Awards. This Plan was originally effective as of September 25, 1995, and has been amended and restated by the Board effective as of October 22, 1997, further amended and restated effective as of November 10, 1997, further amended and restated effective as of April 1, 1998, and further amended on July 24, 2002, May 18, 2004, May 15, 2006 and December 14, 2007.

12.3. *No Repricing of Awards without Stockholder Approval.* Notwithstanding any provision of the Plan, repricing of Awards shall not be permitted without stockholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise price (other than on account of capital adjustments resulting from share splits, etc., as described in Article X and other than on account of adjustments associated with the initial exercise price of an Award of Outperform Stock Options); (ii) any other action that is treated as "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise price is greater than the Fair Market Value of the underlying Stock, unless the cancellation and exchange occurs in connection with an event set forth in Article X.

ARTICLE XIII.
MISCELLANEOUS

13.1. *Continuation of Employment.* Neither this Plan nor any Award granted under this Plan confers upon any Employee any right to continue in the service of the Company or any Affiliate or limits the right of the Company to terminate an Employee's service at will at any time.

13.2. *Discretionary Acceleration of Vesting.* The Committee may accelerate the vesting, exercisability or payment of any Award at any time and for any reason as it determines in its sole discretion (including but not limited to retirement of a Participant); *provided*, that unless otherwise determined by the Committee, no such acceleration of the payment of any Award subject to Section 409A shall be made in violation of Treasury Regulation 1.409A-3(j).

13.3. *Unfunded Plan.* This Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments or deliveries of Shares not yet made to a Participant by the Company, nothing contained in this Plan will give any Participant rights that are greater than those of a general creditor of the Company. The Committee may authorize the creation of trusts or other arrangements to meet the obligations to deliver Shares or payments under the Plan.

13.4. *Designation of Beneficiary.* A Participant may file with the Committee a written designation of a beneficiary or beneficiaries (subject to such limitations as to the classes and numbers of beneficiaries and contingent beneficiaries as the Committee may from time to time prescribe) to exercise, in the event of the death of the Participant, an Option, Outperform Stock Option or Stock Appreciation Right, Restricted Shares, Restricted Stock Units, Performance Awards or to receive, in such event, any Awards. The Committee reserves the right to review and approve beneficiary designations. A Participant may from time to time revoke or change any such designation of beneficiary and any designation of beneficiary under the Plan will be controlling over any other disposition, testimony or otherwise; provided, however, that if the Committee will be in doubt as to the right of any such beneficiary to exercise any Option, Outperform Stock Option or Stock Appreciation Right, Restricted Shares, Restricted Stock Units, Performance Awards, or to receive any Award, the Committee may determine to recognize only the legal representative of the recipient.

13.5. *Nontransferability.* Unless otherwise determined by the Committee or specified in an Agreement, (a) no Award granted under this Plan may be transferred or assigned by the Participant to whom it is granted other than by beneficiary designation, will, or pursuant to the laws of descent and distribution, and (b) an Award granted under this Plan may be exercised, during the Participant's lifetime, only by the Participant or by the Participant's guardian or legal representative.

13.6. *Rule 16b-3.* With respect to Participants subject to Section 16 of the Exchange Act, transactions under this Plan are intended to comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act, and the provisions of the Plan shall be construed accordingly.

13.7. *No Effect on Other Awards.* The receipt of Awards under the Plan shall have no effect on any benefits to which a Participant may be entitled from his or her employer, under another plan or otherwise, or preclude a Participant from receiving any such benefits.

13.8. *Withholding.* If the Company is required to withhold any taxes in connection with an Award, and a Participant is obligated to pay to the Company any or all of the amount required to be withheld, the Committee may permit the Participant to satisfy the withholding obligation, in whole or in part, either (a) by having the Company withhold from any Shares to be issued upon the receipt of an Award with a Fair Market Value sufficient to satisfy the withholding amount due, or (b) by delivering to the Company sufficient Shares to satisfy the withholding amount due. In the absence of such Committee permission, the withholding obligation shall be satisfied by the payment of cash or its equivalent by the Participant to the Company. The Company shall have no obligation to deliver to a

Participant Shares or other consideration in respect of an Award until arrangements satisfactory to the Committee have been made to satisfy any required withholding obligation of the Company.

13.9. *Liability.* No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee or for any mistake of judgment made in good faith or upon the advice of counsel, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out of such person's own fraud or willful misconduct; *provided, however*, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's certificate or articles of incorporation or by-laws, each as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.11. *Governing Law.* The law of the state of Delaware will govern issues related to the validity and issuance of Shares. All other terms, conditions and provisions of, and restrictions upon, this Plan, and Awards granted hereunder, will be construed and administered in accordance with the law of the state in which the Company's principal executive offices are located.

13.12. *Conflict.* Unless specifically stated otherwise in an Agreement, if a term, condition or provision of, or restriction upon, the Plan conflicts with the term, condition or provision of, or restriction upon, any Agreement, the term of the Plan will control.

13.13 *Reliance on Reports.* Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than such member.

May , 2010

Financial Report Table of Contents

SELECTED FINANCIAL DATA

The Selected Financial Data of Level 3 Communications, Inc. and its subsidiaries appear below.

	Fiscal Year Ended(1),(2)				
	2009	2008	2007	2006	2005
	(dollars in millions, except per share amounts)				
Results of Operations:					
Revenue	$3,762	$4,301	$ 4,269	$3,378	$1,719
Loss from continuing operations(3)	(618)	(318)	(1,146)	(812)	(720)
Income from discontinued operations(4)	—	—	—	46	69
Net loss	(618)	(318)	(1,146)	(766)	(651)
Per Common Share:					
Loss from continuing operations(3)	(0.38)	(0.20)	(0.76)	(0.81)	(1.03)
Income (loss) from discontinued operations(4)	—	—	—	0.05	0.10
Net loss	(0.38)	(0.20)	(0.76)	(0.76)	(0.93)
Dividends(5)	—	—	—	—	—
Financial Position:					
Total assets	9,062	9,634	10,249	9,987	8,272
Current portion of long-term debt(6)	705	186	32	5	—
Long-term debt, less current portion(6)	5,755	6,245	6,631	7,122	5,873
Stockholders' equity (deficit)(7)	491	1,021	1,266	602	(331)

(1) The financial information for the periods of 2008 and prior have been adjusted for the retrospective application of Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) which has been codified into the guidance relating to Debt with Conversion and Other Options.

(2) The operating results of Software Spectrum, Inc. ("Software Spectrum"), which was sold in 2006, and (*i*)Structure, LLC ("(*i*)Structure"), which was sold in 2005, are included in discontinued operations for all periods presented for which Level 3 owned each business.

The Company purchased WilTel Communications Group, LLC ("WilTel") on December 23, 2005, and recorded approximately $38 million of revenue attributable to this business in 2005.

The Company purchased Progress Telecom, LLC ("Progress Telecom") on March 20, 2006; ICG Communications, Inc. ("ICG Communications") on May 31, 2006; TelCove, Inc. ("TelCove") on July 24, 2006 and Looking Glass Networks Holding Co., Inc. ("Looking Glass") on August 2, 2006. The WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass results of operations and financial position are included in the consolidated financial statements from the respective dates of their acquisition. During 2006, the Company recorded revenue attributable to Progress Telecom of $49 million, ICG Communications of $46 million, TelCove of $166 million and Looking Glass of $33 million.

The Company purchased Broadwing Corporation ("Broadwing") on January 3, 2007; the Content Delivery Network services business of SAVVIS, Inc. (the "CDN Business") on January 23, 2007 and Servecast Limited on July 11, 2007. During 2007, the Company recorded revenue attributable to Broadwing of $946 million, the CDN Business of $17 million and Servecast of $3 million.

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Net proceeds from the sale approximated $121 million after deducting transaction-related costs. Revenue attributable to the Vyvx advertising distribution business totaled $15 million in 2008 through the date of sale, $36 million in 2007 and $35 million in 2006. The Vyvx businesses were acquired by the Company at the end of 2005 in the WilTel acquisition.

(3) In 2005, the Company recognized $133 million of termination revenue and approximately $23 million of impairment and restructuring charges.

In 2006, the Company recognized approximately $13 million of impairment and restructuring charges, and a loss on early extinguishment of debt of $83 million as a result of the amendment and restatement of its senior secured credit facility and certain debt exchanges and redemptions.

In 2007, the Company recognized approximately $12 million of impairment and restructuring charges, and a loss on the early extinguishment of debt of $427 million as a result of the refinancing of its senior secured credit agreement and certain debt exchanges, redemptions and repurchases. The Company also recognized a gain of $37 million on the sale of marketable equity securities and a tax benefit of $23 million related to certain state tax matters.

In 2008, the Company recognized approximately $25 million of impairment and restructuring charges, $36 million of induced debt conversion expenses, net, attributable to the exchange of certain of the Company's convertible debt securities, a gain on the early extinguishment of debt of $125 million as a result of certain debt repurchases, and a $99 million gain on the sale of the Company's Vyvx advertising distribution business and the sale of certain of its smaller long distance voice customers. The Company also revised its estimates of the amounts and timing of its original estimate of undiscounted cash flows related to certain future asset retirement obligations in the fourth quarter of 2008. As a result, the Company reduced its asset retirement obligations liability by $103 million with an offsetting reduction to property, plant and equipment of $21 million, selling, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an increase to goodwill of $15 million.

In 2009, the Company recognized a gain of approximately $14 million as a result of debt repurchases and exchanges of certain of the Company's debt securities and $9 million of restructuring charges.

(4) In 2005, the Company sold (*i*)Structure and recognized a gain on the sale of $49 million. (*i*)Structure revenue approximated costs in 2005.

In 2006, the Company sold Software Spectrum and recognized a gain on the sale of $33 million. The income from the operations of Software Spectrum was $13 million and $20 million for 2006 and 2005, respectively.

(5) The Company's current dividend policy, in effect since April 1998, is to retain future earnings for use in the Company's business. As a result, management does not anticipate paying cash dividends on shares of common stock in the foreseeable future. In addition, the Company is restricted under certain debt-related covenants from paying cash dividends on shares of its common stock.

(6) In 2005, the Company received net proceeds of $877 million from the issuance of $880 million of 10% Convertible Senior Notes due 2011. Also in 2005, a wholly owned subsidiary of the Company received net proceeds of $66 million from the completion of a refinancing of the mortgage of its corporate headquarters. The subsidiary entered into a new mortgage loan of $70 million at an initial fixed rate of 6.86% through 2010.

In 2006, the Company received net proceeds of $142 million from the issuance by its wholly owned subsidiary of $150 million of Floating Rate Senior Notes due 2011, net proceeds of $538 million from the issuance of $550 million of 12.25% Senior Notes due 2013, net proceeds of $326 million from its issuance of $335 million of 3.5% Convertible Senior Notes due 2012 and net proceeds of $1.239 billion (excluding prepaid interest) from the issuance by its wholly owned subsidiary of $1.250 billion of 9.25% Senior Notes due 2014. Also in 2006, the Company exchanged a portion of its outstanding 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 for $46 million of cash and $692 million aggregate principal of new 11.5% Senior Notes due 2010. In addition, the Company redeemed the remaining outstanding 9.125% Senior Notes due 2008 totaling $398 million, 10.5% Senior Discount Notes due 2008 totaling $62 million and repurchased 99.3% of its wholly owned subsidiary's 10.75% Senior Notes due 2011 totaling $497 million.

In 2007, the Company received net proceeds of $982 million from the issuance by its wholly owned subsidiary of 8.75% Senior Notes due 2017 and Floating Rate Senior Notes due 2015 and net proceeds of $1.382 billion for the refinancing of its senior secured credit agreement. In connection with the refinancing of the senior secured credit agreement the borrower repaid its $730 million Senior Secured Term Loan due 2011. In 2007, the Company redeemed $488 million of its outstanding 12.875% Senior Notes due 2010, $96 million of outstanding 11.25% Senior Notes due 2010 and $138 million (€104 million) of outstanding 11.25% Senior Euro Notes due 2010. Also in 2007, the Company's wholly owned subsidiary repurchased $144 million of its outstanding Floating Rate Senior Notes due 2011, the Company repurchased $59 million of its outstanding 11% Senior Notes due 2008, $677 million of its outstanding 11.5% Senior Notes due 2010 and $61 million (€46 million) of its outstanding 10.75% Senior Euro Notes due 2008. The Company also completed the exchange of $605 million of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of common stock during 2007. The Company also converted or repurchased $180 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026 through the issuance of 17 million shares of common stock and the payment of $106 million in cash in 2007.

In 2008, the Company received proceeds of $400 million from the issuance of its 15% Convertible Senior Notes due 2013. In connection with the issuance of the 15% Convertible Senior Notes due 2013, the Company completed tender offers and repurchased $163 million of its 2.875% Convertible Senior Notes due 2010, $173 million of its 6% Convertible Subordinated Notes due 2010 and $124 million of its 6% Convertible Subordinated Notes due 2009. In 2008, the Company completed exchanges with holders of various issues of its convertible debt in which the Company issued approximately 48 million shares of the Company's common stock in exchange for $18 million of its 6% Convertible Subordinated Notes due 2009, $47 million of its 10% Convertible Senior Notes due 2011, $19 million of its 2.875% Convertible Senior Notes due 2010, $15 million of its 5.25% Convertible Senior Notes due 2011 and $9 million of its 3.5% Convertible Senior Notes due 2012. Also in 2008, the Company repurchased $39 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 and $32 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010. The Company also repaid at maturity the remaining $20 million of its outstanding 11% Senior Notes due 2008 and approximately $6 million (€4 million) of its outstanding 10.75% Senior Euro Notes due 2008.

In 2009, the Company received net proceeds of $274 million as a result of amending and restating its existing senior secured credit facility to increase the borrowings through the creation of a $280 million Tranche B Term Loan. The Company exchanged $142 million of its 6% Convertible Subordinated Notes due 2010 and $140 million of its 2.875% Convertible Senior Notes due 2010 for $200 million of 7% Convertible Senior Notes due 2015 and $78 million of cash. In 2009, the Company received net proceeds of $274 million from the issuance of its 7% Convertible Senior Notes due 2015, Series B. Also in 2009, the Company repurchased $126 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009, $55 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010, $13 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010, $131 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011, $56 million aggregate principal amount of its 10% Convertible Senior Notes due 2011, and $31 million aggregate principal amount of its 3.5%

Convertible Senior Notes due 2012. The Company also redeemed the remaining $13 million of its 11.5% Senior Notes due 2010, repurchased the remaining $6 million aggregate principal amount of its Floating Rate Notes due 2011 and repaid at maturity the remaining $55 million of its outstanding 6% Convertible Subordinated Notes due 2009.

(7) In 2005, the Company issued 115 million shares of common stock, valued at approximately $313 million, as the stock portion of the purchase price paid to acquire WilTel.

In 2006, the Company issued approximately 125 million shares of common stock in a public offering, valued at approximately $543 million.

In 2006, the Company issued 20 million shares of common stock, valued at approximately $66 million, as the stock portion of the purchase price paid to acquire Progress Telecom; 26 million shares of common stock, valued at approximately $131 million, as the stock portion of the purchase price paid to acquire ICG Communications; 150 million shares of common stock, valued at approximately $623 million, as the stock portion of the purchase price paid to acquire TelCove; and 21 million shares of common stock, valued at approximately $84 million, as the stock portion of the purchase price paid to acquire Looking Glass.

In 2007, the Company issued 197 million shares of common stock in exchange for $605 million of its 10% Convertible Senior Notes due 2011. The Company also issued 123 million shares of common stock, valued at approximately $688 million, as the stock portion of the purchase price to acquire Broadwing Corporation. Also in 2007, the Company issued 17 million shares of common stock in connection with the conversion of $179 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026.

In 2008, the Company issued approximately 48 million shares of common stock in exchange for $108 million aggregate principal amount of various issues of its convertible debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Level 3 Communications, Inc. and its subsidiaries ("Level 3" or the "Company"). When used in this document, the words "anticipate", "believe", "plan", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document.

The following discussion should be read in conjunction with the Company's consolidated financial statements (including the notes thereto), included elsewhere herein.

Level 3 Communications, Inc., through its operating subsidiaries, is primarily engaged in the communications business, with additional operations in coal mining.

Communications Business

The Company is a facilities based provider of a broad range of communications services. Revenue for communications services is recognized on a monthly basis as these services are provided. For contracts involving private line, wavelengths and dark fiber services, Level 3 may receive up-front payments for services to be delivered for a period of generally up to 20 years. In these situations, Level 3 defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract. At December 31, 2009, for contracts where up-front payments were received for services to be delivered in the future, the Company's weighted average remaining contract period was approximately 12 years.

Communications revenue consists of:

1) Core Communications Services, which includes Core Network Services and Wholesale Voice Services:

- Core Network Services includes revenue from transport, infrastructure, data and local and enterprise voice communication services.

- Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services.

2) Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the acquisition of WilTel.

The two categories of Communications revenue are in different phases of the service life cycle, requiring different levels of investment and focus, and providing different contributions to the Company's Communications Adjusted EBITDA. Management of Level 3 believes that growth in revenue from its Core Communications Services is critical to the long-term success of its communications business. The Company also believes it must continue to effectively manage the positive cash flows from its Other Communications Services. Core Communications Services includes revenue from Core Network Services and Wholesale Voice Services. Core Network Services revenue represents higher margin services and Wholesale Voice Services represents lower margin services. The Company believes that trends in its communications business are best gauged by looking at revenue trends in Core Network Services. The Company manages Wholesale Voice Services performance based on gross margin contribution rather than revenue growth. Core Network Services includes revenue from transport, infrastructure, data and local and enterprise voice communication services. Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services. Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the "SBC Master Services Agreement", which was obtained in the December 2005 acquisition of WilTel.

Core Communications Services

The Company's transport and infrastructure services include metropolitan and intercity wavelengths, private line, ethernet private line, dark fiber, colocation services, professional services and transoceanic services. Growth in transport and infrastructure revenue is largely dependent on increased demand for bandwidth services and available capital of companies requiring communications capacity for their own use or in providing capacity as a service provider to their customers. These expenditures may be in the form of monthly payments or up-front payments for private line, wavelength or dark fiber services. The Company is focused on providing end-to-end transport services to its customers to directly connect customer locations with a private network. Pricing for end-to-end services has been stable. For metropolitan transport services, prices have been relatively stable. For intercity transport services, the Company continues to experience pricing pressure for point-to-point locations, particularly in locations where a large number of carriers co-locate their facilities. An increase in demand may be partially offset by declines in unit pricing.

Data services primarily include the Company's high speed Internet access service, dedicated Internet access ("DIA") service, ATM and frame relay services, IP and ethernet virtual private network ("VPN") services, content delivery network ("CDN") services, and Vyvx broadcast services. Level 3's Internet access service is a high quality and high-speed Internet access service offered in a variety of capacities. The Company's VPN services permit businesses of any size to replace multiple networks with a single, cost-effective solution that greatly simplifies the converged transmission of voice, video, and data. This convergence to a single platform can be obtained without sacrificing the quality of service or security levels of traditional ATM and frame relay offerings. VPN services also permit customers to prioritize network application traffic so that high priority applications, such as voice and video, are not compromised in performance by the flow of low priority applications such as email.

The Company believes that one of the largest sources of future incremental demand for the Company's Core Communications Services will be from customers that are seeking to distribute their feature rich content or video over the Internet. Revenue growth in this area is dependent on the continued increase in usage by both enterprises and consumers and the pricing environment. An increase in the reliability and security of information transmitted over the Internet and declines in the cost to transmit data have resulted in increased utilization of e-commerce or web based services by businesses. Although the pricing for data services is currently stable, the IP market is generally characterized by price compression and high unit growth rates depending upon the type of service. The Company continued to experience price compression in the high-speed IP market in 2009 and expects that pricing for its high-speed IP services will continue to decline in 2010.

The Company, through its Level 3 Vyvx business, provides transport services for the audio and video programming of its customers over the Company's fiber-optic network and via satellite. It uses the Company's fiber-optic network to carry live traditional broadcast and cable television events from the site of the event to the network control centers of the broadcasters of the event.

For live events where the location is not known in advance, such as breaking news stories in remote locations, the Company provides an integrated satellite and fiber-optic network-based service to transmit the content to its customers. Most of Level 3 Vyvx's customers for these services contract for the service on an event-by-event basis; however, there are some customers who have purchased a dedicated point-to-point service which enables these customers to transmit programming at any time.

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Level 3 has retained ownership of Vyvx's core broadcast business, including the Vyvx Services Broadcast Business' content distribution capabilities.

The financial results of the Vyvx advertising distribution business are included in the Company's consolidated results of operations through the date of sale on June 5, 2008.

Level 3 recognized a gain on the sale of the Vyvx advertising distribution business of $96 million in 2008. The gain is presented in the consolidated statements of operations as "Gain on sale of business groups, net."

The Company has developed content distribution services through the acquisition of the Content Delivery Network services business ("CDN Business") of SAVVIS, which it purchased in January 2007, and the acquisition of Dublin, Ireland based Servecast Ltd. in July 2007. The Company believes that the addition of the CDN Business with its strong, broad portfolio of patents will help the Company secure its commercial efforts in the heavily patented CDN market, in which a number of competitors have significant, patented intellectual property. Level 3 believes that one of the largest sources of future incremental demand for communications services will be derived from customers that are seeking to distribute their feature rich content or video over the Internet.

The Company's Core Network Services includes local and enterprise voice services. Local voice services are primarily components that enable other service providers to deliver business or consumer ready voice products to their end customers. Enterprise voice services are business grade voice services that the Company sells directly to its business customers.

The Company offers Wholesale Voice Services that target large and existing markets. The revenue potential for Wholesale Voice Services is large; however, the pricing and margins are expected to continue to decline over time as a result of the new low-cost IP and optical-based technologies. In addition, the market for Wholesale Voice Services is being targeted by many competitors, several of which are larger and have more financial resources than the Company.

Core Communications Services Market Groups

In order to serve the changing needs of customers in growing markets and to drive growth across the Communications organization, sales efforts for Core Communications Services are also disaggregated into four customer-facing market groups as follows:

- The Wholesale Markets Group targets customers that include the largest national and global service providers, including carriers, cable companies, wireless companies, voice service providers, systems integrators and the federal government. These customers typically integrate Level 3 services into their own products and services to offer to their end user customers.
- The Business Markets Group targets enterprise customers and regional carriers who value a local, professional sales force. Specific customer markets include medium and large businesses, local and regional carriers, state and local government entities, and higher education institutions and consortia.
- The Content Markets Group targets media and content companies with large and growing bandwidth needs. Customers in this market include video distribution companies, providers of gaming, mega-portals, software service providers, social networking providers, as well as more traditional media distribution companies such as broadcasters, satellite companies, television networks and sports leagues.
- The European Markets Group targets large European consumers of bandwidth, including the largest European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, and government and education sectors.

The Company believes that the alignment of Core Communications Services around customer markets allowed it to drive growth while enabling it to better focus on the needs of its customers. Each of these groups is supported by dedicated employees in sales and marketing. Each of these groups is also supported by non-dedicated, centralized service or product management and development, corporate marketing, global network services, engineering, information technology, and corporate functions including legal, finance, strategy and human resources.

Core Communications Services revenue from customers targeted by each customer-facing market group was as follows:

(dollars in millions)	Year Ended December 31, 2009	2008	2007
Wholesale Markets Group	$1,987	$2,177	$2,045
Business Markets Group	855	959	941
Content Markets Group	336	398	380
European Markets Group	325	326	256
Total Core Communications Services	$3,503	$3,860	$3,622

The classification of customers within each customer-facing market group can change based upon sales team assignments, merger and acquisition activity by customers and other factors. There were no material re-classification changes in revenue by market group during the three years ended December 31, 2009.

Beginning in the first quarter of 2010, Level 3 has announced that it will modify its revenue disclosure. Instead of using the customer-facing market groups, Level 3 will discuss its Core Network Services revenue in terms of wholesale, large enterprise and federal, mid-market, and European customers.

- Wholesale will include revenue from international and domestic carriers, cable companies, wireless companies, voice service providers and the vast majority of former content market group customers.
- Large enterprise and Federal will include Fortune 300 and other large enterprises that purchase communications services in a manner similar to carriers, including financial services, healthcare and systems integrators, Federal Government agencies and academic consortia, plus certain large former Content Markets Group customers.
- Mid-market will include medium enterprises generally outside the Fortune 300, regional service providers, certain academic institutions and some state and local governments.
- European is unchanged from the 2009 presentation. The European revenue includes the largest European consumers of bandwidth, including the largest European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, and government and education sectors.

Other Communications Services

The Company's Other Communications Services are mature services that are not critical areas of emphasis for the Company. Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue derived under the SBC Master Services Agreement that was obtained in the WilTel acquisition. The Company and its customers continue to see consumers migrate from narrow band dial-up services to higher speed broadband services as the narrow band market matures. The Company expects ongoing declines in Other Communications revenue similar to what has been experienced over the past several years.

The Company receives compensation from other carriers when it terminates traffic originating on those carriers' networks. This reciprocal compensation is based on interconnection agreements with the respective carriers or rates mandated by the FCC. The Company has interconnection agreements in place for the majority of traffic subject to reciprocal compensation. In addition, a majority of the Company's existing reciprocal compensation revenue is associated with agreements that are in effect through 2009 or beyond. The Company continues to negotiate new interconnection agreements or amendments to its existing interconnection agreements with local carriers as needed. The Company earns the majority of its reciprocal compensation revenue from providing managed modem services, which are declining. The Company also receives reciprocal compensation from its voice services, which is reported within Core Network Services revenue.

Communications Business Strategy and Objectives

The Company's management continues to review all existing lines of business and service offerings to determine how those lines of business and service offerings enhance the Company's focus on delivery of communications services and meet its financial objectives. To the extent that certain lines of business, business groups or service offerings are not considered to be compatible with the delivery of the Company's services or meet its financial objectives, Level 3 may exit those lines of business or stop offering those services.

The Company is focusing its attention on the following operational and financial objectives:

- increasing sales improving the customer experience to increase customer retention and reducing customer churn;
- growing Core Network Services revenue;
- achieving sustainable generation of positive cash flows from operations in excess of capital expenditures;
- reducing network costs and operating expenses;
- continuing to show improvements in Adjusted EBITDA as a percentage of revenue;
- continuing to implement its "go local" metro network strategy; including leveraging its existing network assets to expand its addressable market;
- localizing certain decision making and interaction with its mid-market enterprise customers;
- completing the integration of acquired businesses;
- managing Wholesale Voice Services revenue for margin contribution;
- growing its content delivery network services; and
- refinancing its future debt maturities.

The Company's management believes the introduction of new services or technologies, as well as the further development of existing technologies, may reduce the cost or increase the supply of certain services similar to those provided by Level 3. The ability of the Company to anticipate, adapt and invest in these technology changes in a timely manner may affect the Company's future success.

The Company strategically expanded its presence in metropolitan markets and expanded its offering of services to enterprise customers through its Business Markets Group. This strategy allowed the Company to terminate traffic over its owned facilities rather than paying third parties to terminate the traffic. The expansion into new metro markets also provided additional opportunities to sell services to bandwidth intensive businesses on the Company's national and international networks. In order to expedite the expansion of its metro business, Level 3 acquired Progress Telecom, ICG Communications, TelCove and Looking Glass in 2006 and Broadwing in the first quarter of 2007. Level 3 also strategically expanded its content delivery network services with the acquisitions of the CDN Business in the first quarter of 2007 and Servecast in the third quarter of 2007.

Level 3 will continue to evaluate acquisition opportunities and could make additional acquisitions in the future.

The successful integration of acquired businesses into Level 3 is important to the success of Level 3. The Company must continue to identify synergies and integrate acquired networks and support organizations, while maintaining the service quality levels expected by customers to realize the anticipated benefits of these acquisitions. Successful integration of these acquired businesses continues to depend on the Company's ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage, and to eliminate redundant and excess costs to fully realize the expected synergies. If the Company is not able to efficiently and effectively continue to integrate the acquired businesses or operations, the Company may experience material negative consequences to its business, financial condition or results of operations.

The Company has taken steps to improve its existing processes and systems to reduce service activation times and improve its service management. The Company continues to realize improvements in its service management and believes it has implemented sufficient improvements in service activation capabilities to match installation capacity to customer demand for services.

The Company has ongoing process and system development work that is being implemented as part of the integration efforts that have and are expected to further improve the full spectrum of the customer experience, including service activation, service management and customer billing as well as various operational efficiency improvements. The Company completed the foundation of its processes and systems development objectives in 2008 and remains focused on auditing and migrating network inventory data from legacy applications to its central applications.

Recent changes in the economic environment and uncertainty in the global financial markets have required the Company to continue to manage its cost structure and operating expenses carefully and to concentrate its capital expenditures on those technologies and assets that enable the Company to further develop its Core Communications Services and replace the decline in revenue and earnings from Other Communications Services. In addition, the Company's operating results and financial condition could be negatively affected, if as a result of economic conditions:

- customers defer or forgo purchases of services;
- customers are unable to make timely payments;
- the demand for, and prices of, the Company's services are reduced as a result of actions by its competitors or otherwise;
- key suppliers upon which the Company relies are unable to provide the materials needed for its network on a timely basis; or
- the Company's financial counterparties, insurance providers or other contractual counterparties are unable to, or do not meet, their contractual commitments.

For example, the Company's revenue and operating results were negatively affected in 2008 and 2009 as a result of the recent macroeconomic environment.

In addition to the operational objectives mentioned above, the Company has also been focused on improving its liquidity, financial condition, and extending the maturity dates of certain debt.

In the fourth quarter of 2009, Level 3 Communications, Inc. issued $275 million aggregate principal amount of 7% Convertible Senior Notes due 2015, Series B, for net proceeds of $274 million. In addition, during the fourth quarter of 2009, the Company repurchased approximately $73 million aggregate principal amount primarily consisting of convertible notes maturing in 2010, 2011 and 2012.

In the third quarter of 2009, $55 million of outstanding aggregate principal of the Company's 6% Convertible Subordinated Notes due 2009 matured and was repaid. In addition, during the third quarter of 2009, the Company repurchased approximately $39 million aggregate principal amount of various issues of its convertible debt. The third quarter 2009 debt repurchases consisted of $11 million in 2010 maturities and $28 million in 2011 maturities.

During the second quarter of 2009, Level 3 Financing, Inc. ("Level 3 Financing"), a wholly owned subsidiary of the Company, amended and restated its existing senior secured credit facility to increase the borrowings through the creation of a $280 million Tranche B Term Loan that matures on March 13, 2014 with a current interest rate of LIBOR plus 8.50% per annum, with LIBOR set at a minimum of 3.00%.

During the second quarter of 2009, the Company exchanged approximately $142 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 and approximately $140 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 for $200 million aggregate principal amount of the Company's 7% Convertible Senior Notes due 2015 and $78 million in cash, plus accrued and unpaid interest.

During the second quarter of 2009, the Company repurchased approximately $301 million aggregate principal amount of various issues of its convertible debt. The second quarter 2009 debt repurchases consisted of $121 million in 2009 maturities, $50 million in 2010 maturities, $106 million in 2011 maturities and $24 million in 2012 maturities.

In addition, during the second quarter of 2009, the Company redeemed at par $13 million aggregate principal amount in 2010 maturities.

The Company will continue to look for opportunities to improve its financial position and focus its resources on growing revenue and managing costs for the communications business.

Coal Mining

Level 3, through its two consolidated 50% owned joint-venture surface mines, one each in Montana and Wyoming, sells coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts is generally recognized when coal is shipped to the customer.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosures. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

While the Company has other accounting policies that involve estimates such as the allowance for doubtful accounts, accruals for estimated tax and legal liabilities, cost of revenue valuation allowance for deferred tax assets, and unfavorable contracts recognized in purchase accounting, management has identified the policies below, which require the most significant judgments and estimates to be made in the preparation of the consolidated financial statements, as critical to its business operations and the understanding of its results of operations.

Revenue

Revenue for communications services, including transport, infrastructure, data, voice and managed modem, is recognized monthly as the services are provided. Communications services are provided either on a usage basis, which can vary period to period, or at a contractually committed amount.

Reciprocal compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed; or at rates mandated by the FCC. Periodically, the Company will receive payment for reciprocal compensation services in excess of FCC rates and before an agreement is in place. These amounts are included in other current liabilities on the consolidated balance sheets until a final agreement has been reached and the necessary regulatory approvals have been received at which time the reciprocal compensation revenue is recognized. These amounts were insignificant to the Company in 2009, 2008 and 2007.

Revenue attributable to leases of dark fiber pursuant to indefeasible rights-of-use agreements ("IRUs") that qualified for sales-type lease accounting and were entered into prior to June 30, 1999, were recognized at the time of delivery and acceptance of the fiber by the customer. Certain sale and long-term IRU agreements of dark fiber and capacity entered into after June 30, 1999, are required to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. This accounting treatment results in the deferral of revenue for the cash that has been received and the recognition of revenue ratably over the term of the agreement (generally up to 20 years).

Termination revenue is recognized when a customer disconnects service prior to the end of the contract period and for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide product or services for consideration previously received and for which revenue recognition has been deferred. Termination revenue is reported in the same manner as the original product or service provided.

Accounting practice and guidance with respect to the accounting treatment of revenue continues to evolve. Any changes in the accounting treatment could affect the manner in which the Company accounts for revenue within its communications and coal businesses.

Revenue Reserves

The Company establishes appropriate revenue reserves at the time services are rendered based on an analysis of historical credit activity to address, where significant, situations in which collection is not reasonably assured as a result of credit risk, potential billing disputes or other reasons. The Company's significant estimates are based on assumptions and other considerations, including payment history, credit ratings, customer financial performance, history of billing disputes, industry financial performance and aging analysis.

Cost of Revenue Disputes for Communications Services

The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by its supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes. The Company establishes appropriate cost of revenue reserves for disputed supplier billings based on an analysis of its historical experience in resolving disputes with its suppliers.

Non-Cash Compensation

The Company recognizes stock-based compensation expense for all share-based payment awards in accordance with fair value recognition provisions. Under the fair value recognition provisions, the Company recognizes stock-based compensation expense net of an estimated forfeiture rate, recognizing compensation cost for only those awards expected to vest over the requisite service period of the awards. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The Company estimates the stock price volatility using a combination of historical and implied volatility as Level 3 believes it is consistent with the approach most marketplace participants would consider using all available information to estimate expected volatility. The Company has determined that expected volatility is more reflective of market conditions and provides a more accurate indication of volatility than using solely historical volatility. In reaching this conclusion, the Company has considered many factors including the extent to which its future expectations of volatility over the respective term is likely to differ from historical measures, the absence of actively traded options and the Company's ability to review volatility of its publicly traded convertible debt with similar terms and prices to the options the Company is valuing. The Company issues outperform stock options in which the value received is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. The Company utilizes a modified Black-Scholes model due to the additional variables required to calculate the effect of the success multiplier for its outperform stock options, including estimating the expected volatility of the S&P 500® Index. As a result of the Company's stock price performance, the aggregate intrinsic value of outstanding outperform stock options was $5 million as of December 31, 2009.

The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If actual forfeiture rates are materially different from the Company's estimate, stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

Valuation of Long-Lived Assets

The Company performs an assessment of its long-lived assets, including finite-lived acquisition-related intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of assets or asset groupings may not be recoverable. This review requires the identification of the lowest level of identifiable cash flows for purposes of grouping assets subject to review. The estimate of undiscounted cash flows includes long-term forecasts of revenue growth, gross margins and operating expenses. All of these items require significant judgment and assumptions. The impairment analysis of long-lived assets also requires the Company to make certain subjective assumptions and estimates regarding the expected future use of certain additional conduits and the expected future use of certain empty conduits. An impairment loss may exist when the estimated undiscounted cash flows attributable to the assets are less than their carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the long-lived asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

The Company conducted a long-lived asset impairment analysis in the fourth quarter of 2009 and concluded that its long-lived assets, including finite-lived acquisition-related intangible assets, were not impaired. To the extent that future changes in assumptions and estimates cause a change in estimates of future cash flows that indicate the carrying amount of the Company's long-lived assets, including finite-lived acquisition-related intangible assets, may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's long-lived assets to their estimated fair value.

Useful Lives of Long-Lived Assets

The Company performs periodic internal reviews to determine depreciable lives of its property, plant and equipment. Due to rapid changes in technology and the competitive environment, selecting the estimated economic life of telecommunications property, plant, and equipment requires a significant amount of judgment. The Company's internal reviews take into account input from the Company's global network services personnel regarding actual usage, physical wear and tear, replacement history, and assumptions regarding the benefits and costs of implementing new technology that factor in the need to meet the Company's financial objectives.

Valuation of Goodwill and Acquired Indefinite-Lived Intangible Assets

The Company performs an assessment of its goodwill for impairment annually at the end of the fourth quarter, or more frequently if the Company determines that indicators of impairment exist. The Company's impairment review process compares the fair value of each reporting unit to its carrying value. The Company's reporting units are consistent with the reportable segments identified in Note 14 to the Consolidated Financial Statements. Goodwill assigned to the Communications reportable segment totaled $1.4 billion at both December 31, 2009 and 2008. There was no goodwill assigned to the Coal Mining reportable segment at December 31, 2009 or 2008. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is performed. If the carrying value of the reporting unit exceeds its fair value, then a second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded.

The Company considers the use of multiple valuation techniques in accordance with the Fair Value Measurements and Disclosures guidance to estimate the fair value of its reporting units and has consistently applied a market approach as the primary valuation technique as part of its impairment assessment process. During 2008, the Company had also utilized the income approach (discounted cash flows) as a secondary measurement of fair value, as the Company believed the use of another valuation technique should be considered given the circumstances resulting from the difficult economic environment and extreme volatility in the financial markets during 2008. The use of the income approach as an additional valuation technique in 2008 resulted in a measurement that management believes was equally representative of the fair value of the reporting units obtained using the primary value derived with the market approach.

Under the market approach, the Company estimates the fair value using an in-exchange valuation premise based upon the market capitalization of Level 3 using quoted market prices, adds an estimated control premium, and then assigns that fair market value to the reporting units. The most significant estimates and assumptions utilized in its valuations with the market approach involved estimating an appropriate control premium and allocating the estimated enterprise fair value to each of its reporting units.

The Company concluded that using 20% as a control premium would be reasonable in its market approach valuation for purposes of performing its goodwill impairment test based on historical control premiums offered for comparable transactions in the communications industry, the availability of financing, and number of potential buyers. Level 3 allocated the calculated market value using the Company's quoted market price valuation to each of its two reporting units based on their relative percentage of Adjusted EBITDA, as this is a key external and internal valuation metric.

Based on the results of the Company's market approach valuation, the estimated fair value of the Communications reporting unit was well above its carrying value at the date of Level 3's impairment test.

Under the income approach, the Company calculated the fair value of a reporting unit based on the present value of estimated future cash flows which was then compared to the carrying value of invested capital for the Communications reporting unit. The most significant estimates and assumptions utilized in the Company's discounted cash flow valuation involved estimating unlevered cash flows, discount rates, period of cash flows and determination of terminal value.

The cash flow forecasts used in the Company's discounted cash flow analyses were based upon upside, midpoint and downside scenarios and considered the effects of the continued weakening of the economy in 2008.

The Company utilized a discount rate commensurate with its estimated weighted average cost of capital based on Level 3's target capitalization structure. The Company estimated its cost of debt primarily based on quoted market prices of its publicly traded debt and its cost of equity using historical equity beta, risk free rate of return and a market risk premium. The Company's discount rate increased significantly primarily as a result of pricing in the debt markets in 2008. Level 3 believed the discount rate utilized in its discounted cash flow analysis to be representative of a market participant rate.

The Company calculated the terminal value assuming a constant growth rate based on historical growth rates used in recent valuations of companies acquired by Level 3. The present value of Level 3's discounted cash flows was well above the Communications reporting unit carrying value of invested capital, which represents the carrying value of the reporting unit plus the carrying value of debt, as the Company's discounted cash flow analysis was performed using unlevered cash flows.

As indicated above, the Company has considered the use of multiple valuation techniques to estimate the fair value of its reporting units as part of Level 3's impairment assessment process and had utilized the income approach (discounted cash flows) as a secondary measurement of fair value given the circumstances resulting from the difficult economic environment and extreme volatility in the financial markets during 2008.

The Company conducted its goodwill impairment analysis at the end of the fourth quarter of 2009 and concluded that its goodwill was not impaired.

The Company also performs an assessment of its indefinite-lived acquisition-related intangible assets annually at the end of the fourth quarter, or more frequently if the Company determines that indicators of impairment exist. The Company's impairment review process compares the fair value of the indefinite-lived acquisition-related intangible assets to their respective carrying values. If the fair value of the indefinite-lived acquisition-related intangible assets exceeds their carrying values, then the indefinite-lived acquisition-related intangible assets are not impaired.

The Company's fair value methodology primarily consists of a discounted cash flow analysis that includes estimates of revenue, costs, growth rates and an appropriate discount rate and market comparable estimates. These estimates are based on historical data, various internal estimates and management's expectations of future trends.

The Company conducted its indefinite-lived acquisition-related intangible asset impairment analyses at the end of the fourth quarter of 2009 and concluded that there was no impairment.

To the extent that future changes in the Company's assumptions and estimates cause a change in the related fair value estimates that indicate the carrying amount of the Company's goodwill and indefinite-lived acquisition-related intangible assets may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's goodwill and indefinite-lived acquisition-related intangible assets to their estimated fair value.

Derivative Financial Instruments

The Company uses derivative financial instruments, primarily interest rate swaps, to manage its exposure to fluctuations in interest rate movements. The Company's primary objective in managing interest rate risk is to decrease the volatility of its earnings and cash flows affected by changes in the underlying rates. The Company has designated its interest rate swap agreements as a cash flow hedge. In a cash flow hedge, a borrower of variable interest debt agrees with another party to make fixed payments equivalent to paying fixed rate interest on debt in exchange for receiving payments from the other party equivalent to receiving variable rate interest on debt, the effect of which is to eliminate some portion of variability in the borrower's overall cash flows. The Company has designated these derivatives as a cash flow hedge on the date on which Level 3 entered into the derivative instrument.

The change in the fair value of the interest rate swap agreements are reflected in other comprehensive income (loss) due to the fact that the interest rate swap agreements are designated as an effective cash flow hedge. The Company then reclassifies these amounts into earnings as the underlying hedged item affects earnings. In addition, if there are any changes in the fair value of the derivative arising from ineffectiveness of the cash flow hedging relationship, the Company recognizes those amounts immediately in the consolidated statements of operations. The Company evaluates quarterly whether each derivative is highly effective in offsetting changes in cash flows of the hedged item or whether its initial assumption of no ineffectiveness is still valid. If the Company determines that a derivative is not highly effective as a hedge, a derivative has ceased to be a highly effective hedge or its assumption of no ineffectiveness is no longer valid, then the Company discontinues hedge accounting with respect to that derivative prospectively. The Company also has equity conversion rights associated with debt instruments, which are considered derivative instruments as of December 31, 2009 and 2008. The derivative instruments had to be classified as a liability during 2009 and 2008. The change in fair value of any derivatives that are not designated as hedges are immediately recorded in earnings. Gains from these derivative instruments were $14 million in 2009, and zero in 2008 and 2007. The Company does not use derivative financial instruments for speculative purposes.

The Company is exposed to credit related losses in the event of non-performance by counterparties. The counterparties to any of the financial derivatives the Company enters into are major institutions with investment grade credit ratings. The Company evaluates counterparty credit risk before entering into any hedge transaction, and continues to closely monitor the financial market and the risk that it's counterparties will default on their obligations. This credit risk is generally limited to the unrealized gains, if any, in such contracts, should any of these counterparties fail to perform as contracted.

Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term, restoration requirements for leased facilities and reclamation requirements in the coal mining business to remediate previously mined properties. The initial and subsequent measurement of the Company's asset retirement obligations require the Company to make significant estimates regarding the eventual costs and probability or likelihood that the Company will be required to remove certain of its network infrastructure, restore certain of its leased properties and remediate certain of its previously mined properties. In addition, the Company must estimate the periods over which these costs will be incurred and present value the total of such costs using the Company's estimate of its credit-adjusted risk-free interest rate.

The Company periodically evaluates its asset retirement obligations to determine if the amount and timing of its cash flow estimates continue to be appropriate based on current facts and circumstances.

As a result of indicators suggesting that the estimated cash flows underlying the Company's ROW asset retirement obligations were too high, the Company revised its assessment during the fourth quarter of 2008. Network infrastructure relocations indicated that the Company is not being required to physically remove its underground network infrastructure at rates consistent with the Company's previous estimates. Other internal and external information corroborated these lower rates. As a result, during the fourth quarter of 2008, the Company revised its probability assessment related to its requirement to physically remove its underground network infrastructure at the end of the underlying ROW terms, which caused a significant reduction to the related estimated cash flows that the Company believes will be required to settle its ROW asset retirement obligations. The Company reduced its asset retirement obligation liability accordingly during the fourth quarter of 2008.

As part of the ROW asset retirement obligation change in estimate, the Company determined that certain of its asset retirement obligations for acquired entities should have been higher at the acquisition date. As a result, the Company increased goodwill by approximately $15 million as of December 31, 2008.

The Company also determined that its estimates of restoration costs for its leased facility asset retirement obligations were too high based on current costs to restore. As a result, during the fourth quarter of 2008, the Company reduced its estimates of the cash flows that it believes will be required to settle its leased facility asset retirement obligations at the end of the respective lease terms, which resulted in a reduction to the Company's asset retirement obligation liability.

As a result of the aforementioned revisions in the estimated amount and timing of cash flows for asset retirement obligations, the Company reduced its asset retirement obligation liability by $103 million with an offsetting reduction to property, plant and equipment of $21 million, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an increase to goodwill of $15 million in 2008. The Company reduced property, plant and equipment to the extent of the carrying amount of the related long-lived asset initially recorded when the asset retirement obligation liability was established. The remaining amount of the reduction to the asset retirement obligation was recorded as a reduction to depreciation expense, to the extent of historical depreciation of the related long-lived asset, and selling, general and administrative expense.

There were no significant changes made to the Company's assumptions or estimates used in determining the asset retirement obligations in 2009.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued revised guidance on business combinations, which replaces the existing guidance on business combinations. The revised guidance retains the underlying concepts of the existing guidance in that an entity is required to recognize the assets acquired and liabilities assumed at their fair value on the acquisition date. The revised guidance changes the accounting treatment for certain specific acquisition related items to require: (1) expensing acquisition related costs as incurred; (2) expensing changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date; (3) valuing noncontrolling interests at fair value at the acquisition date; (4) generally expensing restructuring costs associated with an acquired business; (5) capitalizing in-process research and development assets acquired; and (6) measuring acquirer shares issued in consideration for a business combination at fair value on the acquisition date as opposed to the announcement date. The revised guidance also includes a substantial number of new disclosure requirements. The revised guidance is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The effect of adopting this guidance on the Company's consolidated results of operations and financial condition will be largely dependent on the size and nature of any business combinations completed on or after January 1, 2009.

In April 2009, the FASB issued additional guidance to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The effect of adopting this guidance on the Company's consolidated results of operations and financial condition will be largely dependent on the size and nature of any business combinations completed on or after January 1, 2009.

In October 2009, the FASB issued a new accounting standard that provides revenue recognition guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management's best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. This guidance is generally expected to result in revenue recognition for more delivered elements than under the current rules. Level 3 is required to adopt this guidance prospectively for new or materially modified agreements as of January 1, 2011. The Company is evaluating the effect of this guidance, but does not expect adoption to have a material effect on its consolidated results of operations or financial condition.

In June 2009, the FASB issued a new accounting standard that changes the consolidation rules as they relate to variable interest entities. The new standard makes significant changes to the model for determining who should consolidate a variable interest entity, and also addresses how often this assessment should be performed. The standard is effective for Level 3 effective January 1, 2010. The Company is currently evaluating the effect of this guidance, but would not expect it to have a material effect on the Company's consolidated results of operations or financial condition.

Results of Operations 2009 vs. 2008

(dollars in millions)	Year Ended December 31, 2009	Year Ended December 31, 2008	Change %
Revenue:			
Communications	$3,695	$4,226	(13)%
Coal Mining	67	75	(11)%
Total Revenue	3,762	4,301	(13)%
Costs and Expenses: (exclusive of depreciation and amortization shown separately below)			
Cost of Revenue:			
Communications	1,499	1,740	(14)%
Coal Mining	66	69	(4)%
Total Cost of Revenue	1,565	1,809	(13)%
Depreciation and Amortization	915	931	(2)%
Selling, General and Administrative	1,338	1,505	(11)%
Restructuring and Impairment Charges	9	25	(64)%
Total Costs and Expenses	3,827	4,270	(10)%
Operating Income (Loss)	(65)	31	—
Other Income (Expense):			
Interest income	2	15	(87)%
Interest expense	(595)	(570)	(4)%
Gain (loss) on extinguishment of debt, net	14	89	(84)%
Gain on sale of business groups, net	—	99	—
Other, net	27	24	13%
Total Other Income (Expense)	(552)	(343)	(61)%
Loss Before Income Taxes	(617)	(312)	(98)%
Income Tax Expense	(1)	(6)	83%
Net Loss	$ (618)	$ (318)	(94)%

Communications revenue consists of:

1) Core Communications Services, which includes Core Network Services and Wholesale Voice Services:
   - Core Network Services includes revenue from transport, infrastructure, data and local and enterprise voice communications services.
   - Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services.
2) Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the December 2005 acquisition of WilTel.

Communications revenue attributable to each of these services is as follows:

(dollars in millions)	Year Ended December 31, 2009	2008
Core Communications Services:		
Core Network Services	$2,843	$3,147
Wholesale Voice Services	660	713
Total Core Communications Services	3,503	3,860
Other Communications Services	192	366
Total Communications Services Revenue	$3,695	$4,226

Communications Revenue decreased 13% in 2009 compared to 2008. Contributing to this decline in Communications revenue was a decrease in Core Communications Services revenue, which included declines in the Company's Core Network Services and Wholesale Voice Services revenue, and is generally the result of macroeconomic conditions driving increased customer monthly recurring revenue churn, usage revenue declines, customers delaying the purchase of communications services, customers self-serving and optimizing their own networks for communications services and the lag effect of prior customer experience issues, particularly for mid-market enterprise customers.

The Company experienced declines within Core Network Services in 2009 compared to 2008, including transport, Vyvx broadcast data services, local voice and enterprise voice services. The decrease in transport revenue is primarily the result of macroeconomic conditions causing customers to optimize their own networks as opposed to utilizing the Company's network and delays in customer sales cycles. The decrease in Vyvx broadcast data services is primarily the result of macroeconomic conditions causing lower usage as customers generally cut back on the number of broadcasting events they covered. The decrease in local voice and enterprise voice services is primarily the result of macroeconomic conditions causing lower voice usage. In addition, revenue associated with the Vyvx advertising distribution business declined in 2009 compared to 2008 as, on June 5, 2008, the Company completed the sale of the Vyvx advertising distribution business and therefore did not record any Vyvx advertising distribution revenue subsequent to the date of sale. Revenue attributable to the Vyvx advertising distribution business was $15 million in 2008. Partially offsetting the decreases in transport, Vyvx broadcast data services, Vyvx advertising distribution services and local voice and enterprise voice revenue were increases in infrastructure revenue in 2009 compared to 2008. The Company continues to experience favorable demand for infrastructure services for complex nationwide solutions and colocation capacity in large markets.

The decrease in Wholesale Voice Services revenue is primarily attributable to a decrease in domestic and international voice termination services, which was caused by price declines and lower usage. Partially offsetting the decrease in domestic and international voice termination revenue was an increase in toll free revenue due to higher traffic attributable to conferencing provider customers. The Company continues to concentrate its sales efforts on maintaining incremental gross margins in the 30% range for these services. The Company may experience volatility in revenue as a result of this strategy.

Other Communications Services revenue declined to $192 million in 2009 from $366 million in 2008. The decrease is primarily the result of an expected decline related to SBC contract services and a decline in managed modem revenue as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers, especially in large metropolitan areas. In addition, the Company renewed contracts with certain of its managed modem customers during the year at reduced prices. The Company expects managed modem revenue to continue to decline in the future due to an increase in the number of subscribers migrating to broadband services.

Also contributing to the decrease in Other Communications revenue was lower SBC Contract Services revenue as a result of the migration of the SBC traffic to the AT&T network and the satisfaction by SBC of its gross margin commitment under the SBC Master Services Agreement in the first half of 2008. During the second quarter of 2008, the gross margin commitment on the SBC Master Services Agreement was satisfied; however AT&T, Inc. ("AT&T"), which merged with SBC in 2005, continues to purchase services from Level 3 under the SBC Master Services Agreement as it continues to migrate the services provided under the agreement to its own network facilities. The SBC Master Services Agreement was an agreement between SBC Services Inc. and WilTel and was obtained in the WilTel acquisition.

Reciprocal compensation revenue from managed modem services also declined in 2009 compared to 2008 as a result of the continuing decline in demand for managed modem services. The Company has historically earned the majority of its reciprocal compensation revenue from managed modem services, although the Company continues to generate a portion of its reciprocal compensation revenue from voice services, which is reported within Core Network Services revenue. To the extent the Company is unable to sign new interconnection agreements or signs new agreements containing lower rates, or there is a significant decline in the Company's managed modem dial-up business, or FCC or state regulations change such that carriers are not required to compensate other carriers for terminating ISP-bound traffic, reciprocal compensation revenue may experience further declines over time.

Coal mining revenue decreased to $67 million in 2009 from $75 million in 2008 primarily as a result of a long-term supply contract that enabled a customer to buyout future coal purchase commitments with the Company in the first quarter of 2008. The Company did not have any further obligations with respect to future coal commitments under the contract, and therefore recognized the transaction as revenue in the first quarter of 2008. Also contributing to the decrease are the lower contractual selling prices with customers based on their purchasing volumes. Partially offsetting this decrease is a customer buyout of future coal purchase commitments under its contract which was completed and recognized in 2009.

Cost of Revenue for the communications business includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs, and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses. Prior to the sale of the Vyvx advertising distribution business, the Company included in communications cost of revenue package delivery costs and the blank tape media costs associated with this business.

Cost of revenue for the communications business, as a percentage of communications revenue, was 40.6% in 2009 compared to 41.2% in 2008. The decrease in communications cost of revenue as a percentage of communications revenue is the result of the Company deriving synergies from acquisitions which eliminate duplicate network costs. In addition, the continued reduction in SBC Contract Services revenue has improved communications cost of revenue as a percentage of communications revenue, as the gross margins for SBC Contract Services revenue are lower than the gross margins for Core Communications Services revenue. Partially offsetting this downward trend in communications cost of revenue as a percentage of communications revenue have been increases in Wholesale Voice Services revenue as a percentage of total communications revenue and lower managed modem revenue. The incremental gross margins for Wholesale Voice Services revenue are in the 30% range versus an 80% range for Core Network Services revenue, and the gross margin for managed modem revenue is generally higher than for Core Network Services revenue. Cost of revenue as a percentage of communications revenue could increase in periods in which revenue volumes are lower as fixed costs would become dilutive to gross margin.

Coal mining cost of revenue decreased to $66 million in 2009 from $69 million in 2008. Coal mining cost of revenue approximated 99% of coal mining revenue in 2009 compared to 92% in 2008. This increase in coal mining cost of revenue as a percentage of coal mining revenue is the result of the buyout by a coal customer of future coal purchase commitments resulting in the recognition of revenue with no associated costs in 2008.

Depreciation and Amortization expense decreased 2% to $915 million in 2009 from $931 million in 2008. This decrease was primarily attributable to reduced depreciation expense associated with shorter-lived fixed assets becoming fully depreciated. Also contributing to the decrease was a reduction in amortization expense on intangible assets due to the disposal of $22 million of carrying value of amortizable intangible assets in the Vyvx advertising distribution sale and certain of the Company's amortizable intangible assets becoming fully amortized in 2008.

Selling, General and Administrative expenses include salaries, wages and related benefits (including non-cash, stock based compensation expenses), property taxes, travel, insurance, rent, contract maintenance, advertising, accretion expense on asset retirement obligations and other administrative expenses. Selling, general and administrative expenses also include certain network related expenses such as network facility rent, utilities and maintenance costs.

Selling, general and administrative expenses decreased 11% to $1.3 billion in 2009 from $1.5 billion in 2008. The decreases are primarily attributable to a reduction in employee compensation and related costs due to a lower average headcount, which decreased approximately 6% in 2009 compared to 2008. Also contributing to the reduction in employee compensation and related costs were lower bonus expenses, as a result of the reduction in the Company's revenue and Adjusted EBITDA performance. Offsetting the decrease in the change in selling, general and administrative expenses is an $86 million benefit that was the result of a revision in the Company's estimate of its asset retirement obligations liability in the fourth quarter of 2008.

The decrease in selling, general and administrative expenses in 2009 compared to 2008 was also the result of synergies that have been achieved due to acquisition integration efforts and the Company's focus on reducing operating expenses, which resulted in decreases in professional fees and vendor services, and network related administrative expenses. Also contributing to the decrease is a reduction in the accretion on asset retirement obligations in 2009 compared to 2008 as a result of the reduction in the estimate of the asset retirement obligation recorded on December 31, 2008.

Included in selling, general and administrative expenses in 2009 was $59 million of non-cash, stock-based compensation expenses related to grants of outperform stock options and restricted stock units and restricted stock shares. This compares to $78 million of non-cash, stock-based compensation expenses recognized in 2008. This decrease in non-cash, stock-based compensation expense is primarily due to lower headcount, higher estimated forfeiture rates given the Company's continued organizational structure optimization efforts and a reduction in the Company's 401(k) stock-based matching contribution, as effective March 6, 2009, the Company matches 100% of employee contributions up to 3% of eligible earnings or applicable regulatory limits. Prior to March 6, 2009, the Company matched 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits.

Restructuring Charges decreased to $9 million in 2009 from $25 million in 2008 primarily as a result of the timing of the Company's workforce reduction activities. See Note 8 of the Notes to Consolidated Financial Statements for more details.

The Company may experience further restructuring charges in 2010 as it continues to optimize its cost structure if revenue performance does not improve.

Adjusted EBITDA, as defined by the Company, is net income (loss) from the consolidated statements of operations before (1) income taxes, (2) total other income (expense), (3) non-cash impairment charges included within restructuring charges, (4) depreciation and amortization and (5) non-cash stock compensation expense included within selling, general and administrative expenses in the consolidated statements of operations.

Adjusted EBITDA is not a measurement under GAAP and may not be used in the same way by other companies. Management believes that Adjusted EBITDA is an important part of the Company's internal reporting and is a key measure used by management to evaluate profitability and operating performance of the Company and to make resource allocation decisions. Management believes such measurement is especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA to compare the Company's performance to that of its competitors and to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense, gain on extinguishment of debt, net and income taxes because these items are associated with the Company's capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the effect of capital investments which management believes should be evaluated through cash flow measures. Adjusted EBITDA excludes net other income (expense) because these items are not related to the primary operations of the Company.

There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the Company's calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income taxes, depreciation and amortization, non-cash impairment charges, non-cash stock compensation expense, gain on extinguishment of debt, net and other income (expense), net. Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Note 14 of the Notes to Consolidated Financial Statements provides a reconciliation of Adjusted EBITDA for each of the Company's reportable operating segments.

Adjusted EBITDA for the communications business was $910 million in 2009 compared to $1.039 billion in 2008. The decrease in Adjusted EBITDA for the communications business is primarily attributable to a reduction in communications revenue partially offset by the benefits of continued operating expense reductions.

Interest Income decreased to $2 million in 2009 from $15 million in 2008. The decrease is primarily due to a decrease in the average return on the Company's cash and cash equivalents and restricted cash and securities balances, partially offset by an increase in the average invested balance during 2009 as compared to the average invested balance during 2008.

The Company invests its funds primarily in government and government agency securities, money market funds and commercial paper depending on liquidity requirements. The Company's investment strategy generally provides lower yields on the funds than would be obtained on alternative investments, but reduces the risk to principal in the short term prior to these funds being used in the Company's business.

Interest Expense increased 4% to $595 million in 2009 from $570 million in 2008. Interest expense increased primarily as a result of increases in the average debt balance and average interest rate in 2009 as compared to 2008. See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding the Company's financing activities.

The Company expects annual interest expense in 2010 to approximate $585 million based on the Company's outstanding debt as of December 31, 2009, taking into consideration the January 2010 tender of the $550 million 12.25% Senior Notes, the January 2010 issuance of $640 million of 10% Senior Notes, expected continued execution of liability management initiatives and the current interest rates on the Company's variable rate debt.

Gain on Sale of Business Groups, Net totaled $99 million in 2008 compared to zero in 2009. On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and recognized a net gain on the sale of $96 million in the second quarter of 2008. In addition, in the fourth quarter of 2008, Level 3 completed the sale of certain of its smaller long distance voice customers and recognized a gain on the sale of approximately $3 million. See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding the Company's disposition activities.

Gain on Extinguishment of Debt, Net totaled $14 million in 2009 and $89 million in 2008. The 2009 net gain on extinguishment of debt of $14 million was the result of certain debt repurchases prior to maturity. The 2008 net gain on extinguishment of debt consisted of a gain of $125 million as a result of certain debt repurchases prior to maturity, partially offset by a $36 million loss attributable to induced debt conversion expenses related to the exchange of certain of the Company's convertible debt securities. See Notes 11 and 17 of the Notes to Consolidated Financial Statements for additional information regarding the Company's financing activities.

The Company may enter into additional transactions in the future to repurchase or exchange existing debt that may result in gains or losses on the extinguishment of debt.

Other, net was $27 million in 2009 compared to $24 million in 2008. Other, net is primarily comprised of realized foreign currency gains and losses, gains and losses on the sale of non-operating assets and other income.

Income Tax Expense was $1 million in 2009 compared to $6 million in 2008. The income tax expense in all periods presented primarily relates to state and foreign income taxes.

The Company incurs income tax expense attributable to income in various Level 3 subsidiaries, including the coal business, that are required to file state or foreign income tax returns on a separate legal entity basis. The Company also recognizes accrued interest and penalties in income tax expense related to uncertain tax benefits that have not been recognized in the Company's financial statements.

The difference between the Company's effective tax rate and the U.S. statutory rate was primarily due to the Company's continuing to maintain a full valuation allowance against its net Federal and state deferred tax assets.

Results of Operations 2008 vs. 2007

(dollars in millions)	Year Ended December 31, 2008	December 31, 2007	Change %
Revenue:			
Communications	$4,226	$ 4,199	1%
Coal Mining	75	70	7%
Total Revenue	4,301	4,269	1%
Costs and Expenses (exclusive of depreciation and amortization shown separately below):			
Cost of revenue:			
Communications	1,740	1,769	(2)%
Coal Mining	69	64	8%
Total Cost of Revenue	1,809	1,833	(1)%
Depreciation and Amortization	931	942	(1)%
Selling, General and Administrative	1,505	1,723	(13)%
Restructuring and Impairment Charges	25	12	108%
Total Costs and Expenses	4,270	4,510	(5)%
Operating Income (Loss)	31	(241)	113%
Other Income (Expense):			
Interest income	15	54	(72)%
Interest expense	(570)	(609)	6%
Gain (loss) on extinguishment of debt, net	89	(427)	121%
Gain on sale of business groups, net	99	—	—
Other, net	24	55	(56)%
Total Other Income (Expense)	(343)	(927)	63%
Loss Before Income Taxes	(312)	(1,168)	73%
Income Tax (Expense) Benefit	(6)	22	—
Net Loss	$ (318)	$(1,146)	72%

Communications Revenue consists of the following:

(dollars in millions)	Year Ended December 31, 2008	2007
Core Communications Services:		
Core Network Services	$3,147	$2,994
Wholesale Voice Services	713	628
Total Core Communications Services	3,860	3,622
Other Communications Services	366	577
Total Communications Services Revenue	$4,226	$4,199

Communications Revenue increased 1% in 2008 compared to 2007. Contributing to this increase in Communications revenue was an increase in Core Communications Services revenue in 2008 compared to 2007. This increase in Core Communications Services revenue is the result of a combination of growth in the Company's Core Network Services and Wholesale Voice Services.

The Company experienced growth across several services within Core Network Services in 2008 compared to 2007, including infrastructure, transport, colocation, data, IP, including CDN services, and Vyvx broadcast services. The Company experienced strong demand for infrastructure and transport services for complex nationwide solutions and colocation capacity in large markets. Vyvx broadcast revenue increased primarily as a result of the proliferation of high definition sports, news and entertainment programming. Partially offsetting the increase in Core Network Services revenue was lower Vyvx advertising distribution revenue. On June 5, 2008, the Company completed the sale of the Vyvx advertising distribution business and therefore only recorded Vyvx advertising distribution revenue in 2008 from January 1, 2008 through June 5, 2008. Revenue attributable to the Vyvx advertising distribution business was $15 million in 2008 compared to $36 million in 2007.

Wholesale Voice Services revenue increased as a result of an increase in voice termination and toll free voice services. The growth in voice termination revenue was primarily attributable to an increase in demand from wireless carrier customers. Toll free revenue increased primarily due to higher traffic attributable to conferencing provider customers.

Other Communications Revenue declined to $366 million in 2008 from $577 million in 2007. The decrease was primarily the result of a decline in managed modem revenue as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers, especially in large metropolitan areas.

Reciprocal compensation revenue from managed modem services also declined in 2008 compared to 2007 as a result of the continued decline in demand for managed modem services. The Company has historically earned the majority of its reciprocal compensation revenue from managed modem services, although the Company continued to generate a portion of its reciprocal compensation revenue from voice services, which is reported within Core Network Services revenue.

Also contributing to the decrease in Other Communications revenue was lower SBC Contract Services revenue as a result of the migration of the SBC traffic to the AT&T network and the satisfaction by SBC of its gross margin commitment under the SBC Master Services Agreement in 2008. During the second quarter of 2008, the gross margin commitment on the SBC Master Services Agreement was satisfied; however AT&T, Inc., which merged with SBC in 2005, continues to purchase services from Level 3 under the SBC Master Services Agreement as it continues to migrate the services provided under the agreement to its own network facilities. The SBC Master Services Agreement was an agreement between SBC Services Inc. and WilTel and was obtained in the WilTel acquisition. WilTel and SBC amended their agreement in June 2005 to run through 2009. The Company recognized $201 million and $303 million of revenue under the SBC Contract Services Agreement during 2008 and 2007, respectively. The agreement provided a gross margin purchase commitment of $335 million from December 2005 through the end of 2007 and $75 million from January 2008 through the end of 2009 and stipulated that originating and terminating access charges paid to local phone companies get passed through to SBC in accordance with a formula that approximates costs and do not count against the gross margin purchase commitment. SBC fully satisfied the $335 million gross margin purchase commitment during the third quarter of 2007. As a result of satisfying the initial gross margin purchase commitment, SBC's purchases of services that exceeded the original $335 million gross margin purchase commitment counted toward the $75 million gross margin purchase commitment for the period from January 2008 through the end of 2009. SBC satisfied $39 million of the $75 million gross margin purchase commitment in 2007 with the remaining $36 million satisfied in 2008.

Additionally, the SBC Contract Services Agreement provided for the payment of $50 million by SBC if certain performance criteria were met by Level 3. The performance-based incentive provisions of the agreement ended on December 31, 2007. The Company met the required performance criteria and recorded annual revenue of $25 million in both 2006 and 2007 under the agreement.

Coal mining revenue increased to $75 million in 2008 from $70 million in 2007, primarily as a result of a long-term supply contract that enabled a customer to buyout future coal purchase commitments with the Company. The Company does not have any further obligations with respect to future coal commitments under the contract, and therefore recognized the transaction as revenue in 2008. Partially offsetting this increase was lower volumes of coal sold in 2008 compared to 2007.

Cost of Revenue for the communications business, as a percentage of communications revenue, was 41% in 2008 compared to 42% in 2007. This decrease was primarily attributable to the synergies derived from acquisitions. During 2007 and the first part of 2008, the Company eliminated some of the costs associated with duplicate network costs. Also contributing to the decrease was the continued reduction in Other Communications Services revenue, in particular, SBC Contract Services revenue. The gross margins for SBC Contract Services revenue were lower than the gross margins for Core Communications Services revenue and managed modem and reciprocal compensation from managed modem revenue. Partially offsetting this decrease in costs as a percentage of revenue were increases in Wholesale Voice Services revenue as a percentage of total communications revenue and lower managed modem revenue. The incremental gross margins for Wholesale Voice Services revenue are in the 30% range versus 80% for Core Network Services revenue and the gross margin for managed modem revenue is generally higher than for Core Network Services revenue.

Coal mining cost of revenue approximated 92% of coal mining revenue in 2008 and 91% in 2007. The increase in coal mining cost of revenue as a percentage of coal mining revenue in 2008 was the result of an increase in fuel costs to mine the coal partially offset by the buyout by a coal customer of future coal purchase commitments resulting in the recognition of revenue with no associated costs in 2008.

Depreciation and Amortization expense decreased 1% to $931 million in 2008 from $942 million in 2007. The decrease was primarily attributable to the $11 million reduction to depreciation and amortization expense resulting from the Company revising its estimates of its asset retirement obligations liability in the fourth quarter of 2008. Also contributing to the decrease was reduced amortization expense on intangible assets due to the disposal of $22 million of carrying value of amortizable intangible assets in the Vyvx advertising distribution sale and certain of the Company's amortizable intangible assets becoming fully amortized in early 2008. These decreases in depreciation and amortization were partially offset by higher accelerated depreciation in 2008 on network infrastructure assets that were abandoned as a result of the Company relocating small scale portions of its network and reductions in the useful lives of certain of the Company's amortizable intangible assets in the second quarter of 2007.

Selling, General and Administrative expenses decreased 13% to $1.5 billion in 2008 compared to $1.7 billion in 2007. The decrease was primarily attributable to the $86 million reduction to selling, general and administrative expenses resulting from the Company revising its estimates of its asset retirement obligations liability in the fourth quarter of 2008. Also contributing to the decrease were synergies that have been achieved as a result of acquisition integration efforts and the Company's focus on reducing operating expenses. Specifically, decreases in employee compensation and related costs, professional fees and vendor services, and facilities based expenses all contributed to the decrease in selling, general and administrative expenses in 2008 compared to 2007.

Included in selling, general and administrative expenses in 2008 and 2007 were $78 million and $122 million, respectively, of non-cash, stock-based compensation expenses related to grants of outperform stock options and restricted stock units and restricted stock shares. The decrease in non-cash, stock-based compensation expense in 2008 compared to 2007, was primarily due to the Company not making a discretionary grant to its 401(k) plan. The Company made a discretionary contribution to the 401(k) plan in Level 3 common stock for the year ended December 31, 2007 of $16 million. Non-cash, stock-based compensation also decreased in 2008 compared to 2007 for those employees eligible for accelerated vesting of stock awards at retirement and as a result of a lower weighted-average fair value of restricted stock awards granted in 2008 compared to 2007.

Restructuring and Impairment Charges increased to $25 million in 2008 from $12 million in 2007 as a result of an increase in costs associated with employee terminations.

Adjusted EBITDA for the communications business was $1.04 billion in 2008 compared to $823 million in 2007. The increase in Adjusted EBITDA for the communications business was primarily attributable to the growth in the Company's Core Communications Services revenue and the benefits of continued operating expense reductions from integration activities, partially offset by declines in Other Communications Services revenue. Also contributing to the increase in Adjusted EBITDA for the communications business in 2008 was the $86 million reduction to selling, general and administrative expenses resulting from the Company revising its estimates of the amounts of its asset retirement obligations liability in the fourth quarter of 2008.

Interest Income decreased to $15 million in 2008 from $54 million in 2007. The decrease in interest income was primarily due to a decrease in the Company's average invested cash balances and a decrease in the average return on the portfolio. The Company's average return on its portfolio decreased to 2.0% in 2008 compared to 4.8% in 2007. The average portfolio balance decreased to $735 million in 2008 compared to $1.0 billion in 2007.

Interest Expense decreased 6% to $570 million in 2008 from $609 million in 2007. Interest expense decreased primarily as a result of a decrease in interest rates on the Company's unhedged variable rate debt. Interest rates on the Company's unhedged variable rate debt approximated 6% in 2008 and 8% in 2007. Interest expense also decreased as a result of the debt for equity exchanges, debt redemptions, debt repurchases and debt repayment transactions that were completed by the Company in 2007 and 2008.

Gain on Sale of Business Groups totaled $99 million in 2008 compared to zero 2007. On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and recognized a gain on the sale of $96 million in the second quarter of 2008. In addition, in the fourth quarter of 2008 Level 3 completed the sale of certain of its smaller long distance voice customers and recognized a gain on the sale of approximately $3 million.

Gain (Loss) on Extinguishment of Debt was a gain of $89 million in 2008 compared a loss of $427 million in 2007. The 2008 gain on extinguishment of debt consisted of a gain of $125 million as a result of certain debt repurchases prior to maturity, partially offset by a $36 million loss attributable to induced debt conversion expenses related to the exchange of certain of the Company's convertible debt securities. The 2007 loss on extinguishment of debt consisted of a loss of $427 million as a result of the refinancing of the Company's senior secured credit agreement and certain debt exchanges, redemptions and repurchases prior to maturity.

Other, net was $24 million in 2008 and $55 million in 2007. Other, net is primarily comprised of gains and losses on the sale of non-operating assets, marketable securities, realized foreign currency gains and losses and other income. Included in Other, net in 2007 was a gain of $37 million recognized on the sale of 80% of the Company's holdings of Infinera common stock.

Income Tax Benefit (Expense) was a $6 million expense in 2008 and was a $22 million benefit in 2007. The income tax expense for 2008 was primarily the result of state income taxes. The income tax benefit for 2007 was primarily the result of reversing $23 million of the valuation allowance against the Company's deferred tax asset for certain state net operating losses. These state net operating losses were converted to a state tax credit carry forward associated with a change in the state tax law that replaced the tax on net income with a tax on gross margin. The Company expects it will be able to use this state tax carry forward against current and future state taxable gross margin.

The difference between the Company's effective tax rate and the U.S. statutory rate was primarily due to the Company continuing to maintain a full valuation allowance against its net Federal and state deferred tax assets.

Financial Condition—December 31, 2009

Cash flows provided by operating activities, investing activities and financing activities for the years ended December 31, 2009 and 2008, respectively are summarized as follows:

	Year Ended		
(dollars in millions)	December 31, 2009	December 31, 2008	Change
Net Cash Provided by Operating Activities	$ 357	$ 413	$(56)
Net Cash Used in Investing Activities	(307)	(321)	14
Net Cash Provided by (Used In) Financing Activities	16	(34)	50
Effect of Exchange Rates on Cash and Cash Equivalents	2	(4)	6
Net Change in Cash and Cash Equivalents	$ 68	$ 54	$ 14

Operating Activities

Cash provided by operating activities decreased by $56 million in 2009 compared to 2008. The decrease in cash provided by operating activities was primarily due to the Company's net loss, which increased by $300 million in 2009. This decline was partially offset by lower interest payments of $14 million and a reduction in working capital of $14 million in 2009. The favorable change in working capital items is primarily due to reduced accounts receivable and increased deferred revenue, partially offset by a change in other current liabilities in 2009.

Investing Activities

Cash used in investing activities decreased by $14 million in 2009 compared to 2008. A $136 million decline in capital expenditures in 2009, primarily due to lower success-based capital, and a decreased use of cash for restricted securities of $10 million, were partially offset by a reduction in proceeds from the sale of businesses. The Company received in 2008 net proceeds of $124 million from the sale of its Vyvx advertising distribution business and the sale of certain of its smaller long distance voice customers in 2008. The Company did not enter into any of these types of sale transactions in 2009.

Financing Activities

Financing activities generated an incremental $50 million of cash in 2009 as proceeds from debt offerings exceeded payments on long term debt in 2009 by $16 million and payments and repurchases of debt exceeded proceeds from debt offerings by $36 million in 2008.

Liquidity and Capital Resources

The Company incurred a net loss of $618 million in 2009 and $318 million in 2008. The Company used $313 million for capital expenditures and generated $357 million in cash flows from operating activities in 2009. This compares to $449 million of cash used for capital expenditures and $413 million of cash flows provided by operating activities in 2008.

Cash interest payments are expected to increase slightly to $538 million in 2010 from the $517 million made in 2009 based on current debt outstanding, estimated interest rates on the Company's variable rate debt, expected continued execution of liability management initiatives and the financing transactions completed in early 2010. Capital expenditures for 2010 are expected to be higher than the $313 million in 2009 as the Company expects success-based capital to increase in 2010. The Company invests in base capital expenditures (estimated capital required to keep the network operating efficiently and new service development) with the remaining capital expenditures expected to be project based (where capital is required to expand the network prior to a specific customer revenue opportunity) or success-based, which is tied to incremental revenue. As of December 31, 2009, the Company had long-term debt contractual obligations adjusted for the financing transactions completed in early 2010, including capital lease and commercial mortgage obligations and excluding premium and discounts on debt issuance and fair value adjustments of approximately $154 million that mature in 2010, $377 million that mature in 2011 and $298 million that mature in 2012. The Company is reflecting the $68 million commercial mortgage obligation as maturing in 2015 as it intends to elect to extend the maturity to 2015.

In early 2010, Level 3 Financing, Inc. issued $640 million aggregate principal amount of 10% Senior Notes due 2018 in a private offering. In conjunction with a concurrent tender offer and consent solicitation, the proceeds from this issuance were used to repurchase $547 million of aggregate principal amount of its 12.25% Senior Notes due 2013. The remaining $3 million of aggregate principal amount of the 12.25% Senior Notes due 2013 are expected to be redeemed in the first quarter of 2010.

Level 3 had $836 million of cash and cash equivalents on hand at December 31, 2009. In addition, $125 million of current and non-current restricted cash and securities are used to collateralize outstanding letters of credit, long-term debt obligations, certain operating obligations of the Company and certain reclamation liabilities associated with the coal mining business. Based on information available at this time, the Company believes that its current liquidity and anticipated future cash flows from operations will be sufficient to fund its business for at least the next twelve months.

The Company may elect to secure additional capital in the future, at acceptable terms, to improve its liquidity or fund acquisitions. In addition, in an effort to reduce future cash interest payments, as well as future amounts due at maturity or to extend debt maturities, Level 3 or its affiliates may, from time to time, issue new debt, enter into debt for debt, debt for equity or cash, or other transactions to purchase its outstanding debt securities in the open market or through privately negotiated transactions. Level 3 will evaluate any such transactions in light of then existing market conditions. The amounts involved in any such transaction, individually or in the aggregate, may be material. See Note 11 of the Notes to Consolidated Financial Statements for more details regarding the Company's 2009 and 2008 financing transactions.

In addition to raising capital through the debt and equity markets, the Company may sell or dispose of existing businesses, investments or other non-core assets. For example, in 2008, Level 3 completed the sale of its Vyvx advertising distribution business and the sale of certain of its smaller long distance voice customers and received aggregate net cash proceeds of $124 million.

Consolidation of the communications industry may continue. Level 3 will continue to evaluate consolidation opportunities and could make additional acquisitions in the future.

Off-Balance Sheet Arrangements

Level 3 has not entered into off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the contractual obligations and commercial commitments of the Company at December 31, 2009, as further described in the Notes to Consolidated Financial Statements. The contractual obligations for long-term debt, including current portion has been adjusted to reflect the financing transactions completed in early 2010. See Note 17, "Subsequent Event," of the Consolidating Financial Statements.

Payments Due by Period

	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Contractual Obligations					
Long-Term Debt, including current portion	$6,659	$154	$ 675	$3,632	$2,198
Interest Obligations	2,779	538	1,026	801	414
Asset Retirement Obligations	165	9	16	27	113
Operating Leases	1,004	160	285	219	340
Right of Way Agreements	1,250	121	189	173	767
Purchase Obligations	163	160	3	—	—
Other Commercial Commitments					
Letters of Credit	25	1	—	—	24

The Company's debt instruments contain certain covenants which, among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates. If the Company should fail to comply with these covenants, amounts due under the instruments may be accelerated at the note holder's discretion after the declaration of an event of default. The Company's debt instruments do not have covenants that require the Company or its subsidiaries to maintain certain levels of financial performance or other financial measures such as total leverage or minimum revenues. These types of covenants are commonly referred to as "maintenance covenants."

The Company is unable to reliably estimate the future cash flows of the derivatives included in Other Non-Current Liabilities presented in Note 9, "Fair Value," of the Notes to Consolidated Financial Statements, therefore such amounts are excluded from this table.

Due to uncertainty regarding the completion of tax audits and possible outcomes, the remaining estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 13, "Income Taxes," of the Notes to Consolidated Financial Statements for additional information regarding the Company's uncertain tax positions.

Long-term debt obligations exclude issue discounts and premiums and fair value adjustments.

Interest obligations assume interest rates on variable rate debt do not change from December 31, 2009. In addition, interest is calculated based on debt outstanding as of December 31, 2009, and on existing maturity dates.

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for unknown increases in future periods in the amounts included above.

Certain non-cancelable right of way agreements provide for automatic renewal on a periodic basis. Payments due under these agreements with automatic renewal options have been included in the table above for a period of 16 years from January 1, 2010, which approximates the economic remaining useful life of the Company's conduit. In addition, certain other right of way agreements are cancellable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2010, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

Purchase obligations represent all outstanding purchase order amounts of the Company as of December 31, 2009.

The table above does not include other long-term liabilities, such as liabilities recorded for legal matters and income taxes that are not contractual obligations by nature. The Company cannot determine with any degree of certainty the years in which these liabilities might ultimately be paid.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Level 3 is subject to market risks arising from changes in interest rates and foreign exchange rates. As of December 31, 2009, the Company had borrowed a total of $2.0 billion primarily under a Senior Secured Term Loan due 2014 and Floating Rate Senior Notes due 2015 that bear interest at LIBOR rates plus an applicable margin. As the LIBOR rates fluctuate, so too will the interest expense on amounts borrowed under the debt instruments. The weighted average interest rate on the variable rate instruments at December 31, 2009, was approximately 4.1%.

In March 2007, Level 3 Financing, Inc., the Company's wholly owned subsidiary, entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The interest rate swap agreements were effective beginning in 2007 and mature in January 2014. Under the terms of the interest rate swap agreements, Level 3 receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. Level 3 has designated the interest rate swap agreements as cash flow hedges on the interest payments for $1 billion of floating rate debt.

The remaining, or unhedged, variable rate debt of approximately $1 billion has a weighted average interest rate of 5.7% at December 31, 2009. A hypothetical increase in the weighted average rate by 1% point (i.e. a weighted average rate of 6.7%) would increase the Company's annual interest expense by approximately $10 million. At December 31, 2009, the Company had $4.6 billion (excluding fair value adjustments, discounts and premiums) of fixed rate debt bearing a weighted average interest rate of 9.1%. A decline in interest rates in the future will not benefit the Company with respect to the fixed rate debt due to the terms and conditions of the indentures relating to that debt that would require the Company to repurchase the debt at specified premiums if redeemed early.

Indicated changes in interest rates are based on hypothetical movements and are not necessarily indicative of the actual results that may occur. Future earnings and losses will be affected by actual fluctuations in interest rates and foreign currency rates.

Foreign Currency Exchange Rate Risk

The Company conducts a portion of its business in currencies other than the U.S. dollar, the currency in which the Company's consolidated financial statements are reported. Correspondingly, the Company's operating results could be adversely affected by foreign currency exchange rate volatility relative to the U.S. dollar. The Company's European subsidiaries use the local currency as their functional currency, as the majority of their revenue and purchases are transacted in their local currencies. Although the Company continues to evaluate strategies to mitigate risks related to the effect of fluctuations in currency exchange rates, the Company will likely recognize gains or losses from international transactions. Changes in foreign currency rates could adversely effect the Company's operating results.

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and

15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2009. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective and are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth quarter of 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of its management, including the Company's principal executive officer and principal financial officer, management assessed the effectiveness of internal controls over financial reporting as of December 31, 2009 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the effectiveness of the assessment of the Company's internal control over financial reporting as of December 31, 2009. This report appears on page F-3.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information as of February 26, 2010, about our directors and our executive officers. Our executive officers have been determined in accordance with the rules of the SEC.

Name	Age	Position
Walter Scott, Jr.	78	Chairman of the Board
James Q. Crowe	60	Chief Executive Officer and Director
Jeff K. Storey	49	President and Chief Operating Officer
Charles C. Miller, III	57	Vice Chairman, Executive Vice President and Director
Sunit S. Patel	48	Executive Vice President and Chief Financial Officer
Thomas C. Stortz	58	Executive Vice President, Chief Legal Officer and Secretary
Eric J. Mortensen	51	Senior Vice President and Controller
R. Douglas Bradbury	59	Director(1)
Douglas C. Eby	50	Director(1)
Admiral James O. Ellis, Jr.	62	Director(3)
Richard R. Jaros	58	Director(2)
Robert E. Julian	70	Director(1)
Michael J. Mahoney	59	Director(2)
Rahul N. Merchant	53	Director(1)
Arun Netravali	63	Director(2)
John T. Reed	66	Director(1)(3)
Michael B. Yanney	76	Director(3)
Dr. Albert C. Yates	68	Director(2)

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Governance Committee

Other Management

Set forth below is information as of February 26, 2010, about the following members of senior management of Level 3 Communications, LLC.

Name	Age	Position
Sureel A. Choksi	37	Chief Marketing Officer
Andrew Crouch	39	President Wholesale Markets Group
James Heard	47	President European Markets Group
Jeffrey Tench	37	President Business Markets Group
John F. Waters, Jr.	44	President Operations, Chief Technology Officer
Mark Martinet	43	Chief Information Officer
Peter D. Neill	41	Senior Vice President Content Markets Group

Walter Scott, Jr. has been the Chairman of the Board of the Company since September 1979, and a director of the Company since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since the split-off in 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company ("MidAmerican"), and Valmont Industries, Inc. Mr. Scott was also previously a director of Burlington Resources Inc., Commonwealth Telephone Enterprises, Inc. ("Commonwealth") and RCN Corporation ("RCN").

James Q. Crowe has been the Chief Executive Officer of the Company since August 1997, and a director of the Company since June 1993. Mr. Crowe was also President of the Company until July 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe was also previously a director of Commonwealth and RCN.

Jeff K. Storey has been the President and Chief Operating Officer of the Company since December 2008. From December 2005 until May 2008, Mr. Storey, was President—Leucadia Telecommunications Group of Leucadia National Corporation, where he directed and managed Leucadia's investments in telecommunications companies. Prior to that, beginning in October 2002 Mr. Storey was President and Chief Executive Officer of WilTel Communications Group, LLC until its sale to the Company in December 2005. Prior to this position, Mr. Storey was Senior Vice President—Chief Operations Officer, Network for Williams Communications, Inc., where he had responsibility for all areas of operations for the company's communications network, including planning, engineering, field operations, service delivery and network management.

Charles C. Miller, III has been Vice Chairman and Executive Vice President of the Company since February 2001. Mr. Miller has also been a director of the Company since February 2009. Mr. Miller was previously a director from February 2001 until May 2004. Prior to joining the Company, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995.

Sunit S. Patel has been Chief Financial Officer and an Executive Vice President of the Company since March 2008. Prior to that, Mr. Patel was Chief Financial Officer from May 2003 and a Group Vice President of the Company from March 2003 to March 2008. Prior to that, Mr. Patel was Chief Financial Officer of Looking Glass Networks, Inc., a provider of metropolitan fiber optic networks, from April 2000 until March 2003. Mr. Patel was Treasurer of WorldCom Inc. and MCIWorldcom Inc., each long distance telephone services providers from 1997 to March 2000. From 1994 to 1997, Mr. Patel was Treasurer of MFS.

Thomas C. Stortz has been Executive Vice President, Chief Legal Officer and Secretary since February 2004. Prior to that, Mr. Stortz was Group Vice President, General Counsel and Secretary of the Company from February 2000 to February 2004. Prior to that, Mr. Stortz served as Senior Vice President, General Counsel and Secretary of the Company from September 1998 to February 2000. Prior to that, he served as Vice President and General Counsel of Peter Kiewit Sons', Inc. and Kiewit Construction Group, Inc. from April 1991 to September 1998. He has served as a director of Peter Kiewit Sons', Inc.

Eric J. Mortensen has been Senior Vice President and Controller of the Company since 2003. Prior to that, Mr. Mortensen was Vice President and Controller of the Company from 1999 to 2003 and was the Controller of the Company from 1997 to 1999. Prior to that, Mr. Mortensen was Controller and Assistant Controller of Kiewit Diversified Group for more than five years.

R. Douglas Bradbury has been a director of the Company since February 2009. Mr. Bradbury is a private investor. Mr. Bradbury served as Vice Chairman of the Company from 2000 to 2003 and as Executive Vice President and Chief Financial Officer of the Company from 1997 to 2000. Mr. Bradbury was previously a member of the Company's Board from 1997 to 2003. Prior to joining Level 3, Mr. Bradbury was Executive Vice President and Chief Financial Officer of MFS until its purchase by WorldCom, Inc. in 1996. He currently serves on the board of directors of LodgeNet Interactive Corporation, a leading provider of media and connectivity solutions designed to meet the needs of hospitality, healthcare and other guest-based businesses. Mr. Bradbury is a member of the Audit Committee.

Douglas C. Eby has been a director of the Company since August 2007. Mr. Eby has been a private investor since December 2009. Mr. Eby was previously chairman and CEO of TimePartners LLC, an investment advisory firm from 2004 until December 2009. Prior to that, from April 1997 until September 2007, Mr. Eby was President of Torray LLC, a registered investment advisory firm, having joined Torray LLC in 1992. Mr. Eby is also a member of the Board of Directors of Markel Corporation, a specialty insurance company and chairman of the board of directors of Realty Finance Corporation, a commercial real estate specialty finance company. Mr. Eby is also a past member of the Board of Trustees and past Chairman of the Boys and Girls Clubs of Greater Washington, DC and a past trustee of Suburban Hospital Healthcare System, a member of The Johns Hopkins Health System Corporation. Mr. Eby is a member of the Audit Committee.

Admiral James O. Ellis, Jr. U.S. Navy (ret.) has been a director of the Company since March 2005. Effective May 2005, Admiral Ellis became the president and chief executive officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, before retiring in July 2004 after 35 years of service in the U.S. Navy, as Commander of the Strategic Command. In his Naval career, he held numerous commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator and was a graduate of the U.S. Naval Test Pilot School. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation, a global security company and Inmarsat PLC, an owner and operator of geostationary satellites from which a wide range of voice and high-speed data services are provided. Admiral Ellis is the Chairman of the Nominating and Governance committee.

Richard R. Jaros has been a director of the Company since June 1993 and served as President of the Company from 1996 to 1997. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as Executive Vice President of the Company from 1993 to 1996 and Chief Financial Officer of the Company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros was previously a director of Commonwealth, MidAmerican and RCN. Mr. Jaros is the Chairman of the Compensation Committee.

Robert E. Julian has been a director of the Company since March 1998. Mr. Julian has been a private investor for more than the past five years. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the Company. Mr. Julian is a member of the Audit Committee.

Michael J. Mahoney has been a director of the Company since August 2007. Mr. Mahoney has been a private investor since March 2007. From 2000 until March 2007, Mr. Mahoney was the president and chief executive officer of Commonwealth. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN. Mr. Mahoney also served as president and chief operating officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Trustees of Wilkes University. Mr. Mahoney is a member of the Compensation Committee.

Rahul N. Merchant has been a director of the Company since September 2009. Mr. Merchant has been a partner at Exigen Capital, a private equity firm based in New York City since 2008. From 2006 until 2008, Mr. Merchant was Executive Vice President, Chief Information Officer and Member of the Executive Committee at Fannie Mae. In this role, he led and transformed Technology and Operations groups. Prior to joining Fannie Mae, Mr. Merchant was Senior Vice President and Chief Technology Officer at Merrill Lynch & Co. In this role, Mr. Merchant managed the global technology organization from 2000 until 2006. Mr. Merchant has also held senior leadership positions at Cooper Neff and

Associates, Lehman Brothers, Sanwa Financial Products and Dresdner Bank. Mr. Merchant serves as a member of the Board of Director at Fair Isaac Corporation (FICO), Collabera, Inc. and Netuitive, Inc. He also serves on the board of advisors to the American India Foundation. Mr. Merchant was previously a director of Sun Microsystems, Inc. Mr. Merchant is a member of the Audit Committee.

Arun Netravali has been a director of the Company since April 2003. Mr. Netravali is currently the managing partner of OmniCapital Group LLC, a venture capital firm since November 2004. Mr. Netravali was a private investor from April 2003 until November 2004. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs serves as the research and development organization for Lucent Technologies. Mr. Netravali is a director of LSI Corporation, a leading provider of innovative silicon, systems and software technologies. Mr. Netravali is a member of the Compensation Committee.

John T. Reed has been a director of the Company since March 2003. Mr. Reed has been a private investor since February 2005. Mr. Reed is also a Director of First National Nebraska, Inc. and a Director of Investors Real Estate Trust, a real estate investment trust. Mr. Reed is also Chairman-Elect of Boys Town, located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed was also previously a director of Bridges Investment Fund, Inc., a mutual fund. Mr. Reed is the Chairman of the Audit Committee and a member of the Nominating and Governance Committee.

Michael B. Yanney has been a director of the Company since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.) for more than the last five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney was previously a director of Burlington Northern Santa Fe Corporation and RCN. Mr. Yanney is a member of the Nominating and Governance Committee.

Dr. Albert C. Yates has been a director of the Company since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Guaranty Bancorp, a bank holding company that operates 34 branches in Colorado through a single bank, Guaranty Bank and Trust Company, and StarTek, Inc., a leading provider of high value business process outsourcing services to the communications industry. Dr. Yates is a member of the Compensation Committee.

Sureel A. Choksi has been Chief Marketing Officer since January 2008, responsible for product management and marketing. Prior to that, Mr. Choksi was President Wholesale Markets Group from August 2006 to January 2008. Prior to that, Mr. Choksi was Executive Vice President of Switched Services from January 2006 to August 2006. Prior to this role, Mr. Choksi was Executive Vice President of Services from November 2004 to January 2006, responsible for developing and managing Level 3's communications services. Prior to that, Mr. Choksi was Executive Vice President Softswitch Services from January 2004 and Group Vice President Transport and Infrastructure from May 2003 until January 2004. Mr. Choksi was a Group Vice President and Chief Financial Officer of the Company from July 2000 to May 2003. Prior to that, Mr. Choksi was Group Vice President Corporate Development and Treasurer of the Company from February 2000 until August 2000. Prior to that,

Mr. Choksi served as Vice President and Treasurer of the Company from January 1999 to February 2000. Prior to that, Mr. Choksi was a Director of Finance at the Company from 1997 to 1998, an Associate at TeleSoft Management, LLC in 1997 and an Analyst at Gleacher & Company from 1995 to 1997.

Andrew Crouch has been the President of the Wholesale Markets Group since January 2008, after serving as Group Vice President of Sales for the Wholesale Markets Group beginning in April 2006. Prior to that, Mr. Crouch served as the Senior Vice President of the Carrier Channel from January 2005 to April 2006, and Senior Vice President of the Enterprise Voice Services from January 2004 to January 2005. Mr. Crouch began his career at Level 3 in November 2001 as the Senior Vice President of Sales for the Cable and ISP Channel and held this position until December 2003. Before joining Level 3, Mr. Crouch served as the Deputy General Manager within the Corporate Clients Division at British Telecom. He also served as the Vice President of Commercial Operations for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to October 2001.

Jeffrey Tench has been the President of the Business Markets Group since November 2008, after serving as Group Vice President for Product Management beginning earlier in 2008. Prior to that, Mr. Tench served as the Senior Vice President of Product Management for Enterprise Products from March 2007 to January 2008. Mr. Tench began his career at Level 3 in 1999, and has held a range of product management positions across the entire Level 3 portfolio, including two years as Senior Vice President of Product for Level 3's European Markets Group. Before joining the Company, Mr. Tench served in a range of sales and product management positions at US WEST Communications.

James Heard has been the President of the European Markets Group since April 2008. Prior to that, Mr. Heard was Managing Director for the European Markets Group from March 2007 to April 2008. From 1996 until 2007, Mr. Heard worked for British Telecommunications, in a number of senior management roles, including serving as the General Manager, Financial Services Group within BT Global services. He also served as the Vice President of Commercial Operations, Global accounts for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to June 2002. Prior to British Telecommunications, Mr. Heard served as Regional Sales Manager for Olivetti UK from March 1990 until June 1996.

John F. Waters, Jr. has been President Operations, Chief Technology Officer since January 2008. Prior to that, Mr. Waters was Executive Vice President, Chief Technology Officer from January 2004 to January 2008. Prior to that, Mr. Waters was Group Vice President and Chief Technology Officer of the Company from February 2000 to January 2004. Prior to that, Mr. Waters was Vice President, Engineering of the Company from November 1997 until February 2000. Prior to that, Mr. Waters was an executive staff member of MCI Communications from 1994 to November 1997.

Mark Martinet has been Chief Information Officer since December 2009. Prior to that, Mr. Martinet was Chief Information Officer and Chief Technology Officer for BT Business, a part of BT Group plc. from September 2007 until December 2009. In this role, Mr. Martinet was responsible for improving cycle time, productivity and quality of information technology deliveries. Prior to that, Mr. Martinet was a director of Strategy and Transformation for BT Group from 2004 until September 2007. Prior to joining BT Group, Mr. Martinet held various information technology positions with Qwest Communications Corporation from 2000 until 2004.

Peter D. Neill has been Senior Vice President Content Markets Group since April 2009. Prior to that, from September 2006 to April 2009, Mr. Neill was Senior Vice President Wholesale Markets Offer Management for the Company. Prior to joining the Company, Mr. Neill was Senior Vice President, Wireless Initiatives at Odyssey Telecorp, a telecom company, from January 2005 until September 2006. From January 2005 until March 2006, Mr. Neill was also the founder and President of PT Wireless, Inc., an early stage company that was established to be a neutral host distributed antenna system network operator to design, build, and operate RF propagation platforms for traditional wireless mobility providers and wireless ISPs using WiFi and WiMax technologies. Prior to these positions, Mr. Neill held various engineering and operations positions with AT&T Wireless Services, Inc. from 1994 until January 2005.

At our 2010 Annual Meeting of Stockholders, the term of office of all of our directors will expire. At each annual meeting of stockholders, successors to the directors whose term expires at that annual meeting will be elected for a one-year term. Our officers are elected annually to serve until each successor is elected and qualified or until his or her death, resignation or removal.

We believe that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market, LLC. The Board has determined that Mr. John T. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the Securities and Exchange Commission. The Board considered Mr. Reed's credentials and financial background and found that he was qualified to serve as the "financial expert."

Code of Ethics

We have adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Blvd., Broomfield, Colorado 80021. We caution you that any information that is included in our website is not part of this Form 10-K. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Form 8-K with the Securities and Exchange Commission or SEC.

SEC Filings

Our Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. We caution you that the information on our website is not part of this or any other report we file with, or furnish to, the SEC.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. Our common stock is traded on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC under the symbol "LVLT." As of February 24, 2010, there were approximately 7,800 holders of record of our common stock, par value $.01 per share. The table below sets forth, for the calendar quarters indicated, the high and low per share sales prices of our common stock as reported by the NASDAQ Global Select Market of The NASDAQ Stock Market LLC.

Year Ended December 31, 2009	High	Low
First Quarter	$1.65	$0.60
Second Quarter	1.77	0.87
Third Quarter	1.72	1.11
Fourth Quarter	1.54	1.16

Year Ended December 31, 2008	High	Low
First Quarter	$3.53	$1.68
Second Quarter	4.48	1.96
Third Quarter	3.90	2.44
Fourth Quarter	2.75	0.57

Equity Compensation Plan Information.

We have only one equity compensation plan—The 1995 Stock Plan, as amended—under which we may issue shares of our common stock to employees, officers, directors and consultants. This plan has been approved by our stockholders. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under the 1995 Stock Plan as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	38,254,129†	$2.95†‡	68,645,765
Equity compensation plans not approved by stockholders	0	$0.00	0

† Includes awards of outperform stock options or outperform stock appreciate units ("OSOs"). For purposes of this table, these securities are considered to use a single share of our common stock from the total number of shares reserved for issuance under the 1995 Stock Plan.

‡ Includes weighted-average exercise price of outstanding OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of our common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is exercised or settled. For the OSOs granted beginning in April 2007, OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option." For OSOs granted prior to April 2007, the OSOs generally have a four-year life and vest 50% at the end of the first year after grant, with the remaining 50% vesting in four equal quarterly installments so that the OSOs are fully vested by the end of the second year after grant.

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." On the settlement date or the date that an employee elects to exercise an OSO, the Initial Price is adjusted—as of that date—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement or exercise date. The Initial Price, however, cannot be adjusted below the closing price of our common stock on the day that the OSO was granted.

The value of all OSOs will increase as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier."

The mechanism for determining the value of an individual OSO award is described below: The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement or exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4⁄11
11% or More	4.00

The pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the settlement or exercise date.

Dividend Policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, under certain of our debt covenants we may be restricted from paying cash dividends on shares of our common stock.

Performance Graph.

The following performance graph shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such acts.

The graph compares the cumulative total return of our common stock for the five year period from 2005 through 2009 with the S&P® 500 Index and the Nasdaq Telecommunications Index. The graph assumes that the value of the investment was $100 on December 31, 2004, and that all dividends and other distributions were reinvested.

Comparison of Five Year Cumulative Total Return Among Our Common Stock, the S&P® 500 Index and the Nasdaq Telecommunications Index



180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2004
2005
2006
2007
2008
2009
Level 3
S&P 500
NASDAQ Telecommunications

	12/04	12/05	12/06	12/07	12/08	12/09
Level 3 Common Stock	100.00	84.66	165.19	89.68	20.65	45.13
S&P 500® Index	100.00	104.91	121.48	128.16	80.74	102.11
NASDAQ Telecommunications	100.00	91.66	119.67	132.55	77.09	107.17

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LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the consolidated financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, changes in stockholders' equity and comprehensive loss for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of Level 3 Communications, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Level 3 Communications, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of Level 3 Communications, Inc.'s internal control over financial reporting.

/s/ KPMG LLP

Denver, Colorado
February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Level 3 Communications, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on Level 3 Communications Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Level 3 Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, changes in stockholders' equity and comprehensive loss for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Denver, Colorado
February 26, 2010

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the three years ended December 31, 2009

	2009	2008	2007
	(dollars in millions, except per share data)		
Revenue:			
Communications	$ 3,695	$ 4,226	$ 4,199
Coal Mining	67	75	70
Total Revenue	3,762	4,301	4,269
Costs and Expenses (exclusive of depreciation and amortization shown separately below):			
Cost of Revenue:			
Communications	1,499	1,740	1,769
Coal Mining	66	69	64
Total Cost of Revenue	1,565	1,809	1,833
Depreciation and Amortization	915	931	942
Selling, General and Administrative	1,338	1,505	1,723
Restructuring and Impairment Charges	9	25	12
Total Costs and Expenses	3,827	4,270	4,510
Operating Income (Loss)	(65)	31	(241)
Other Income (Expense):			
Interest income	2	15	54
Interest expense	(595)	(570)	(609)
Gain on sale of business groups, net	—	99	—
Gain (loss) on extinguishment of debt, net	14	89	(427)
Other, net	27	24	55
Total Other Income (Expense)	(552)	(343)	(927)
Loss Before Income Taxes	(617)	(312)	(1,168)
Income Tax (Expense) Benefit	(1)	(6)	22
Net Loss	$ (618)	$ (318)	$ (1,146)
Shares Used to Compute Basic and Diluted Loss Per Share (in thousands)	1,633,049	1,564,996	1,517,616
Loss Per Share (Basic and Diluted)	$ (0.38)	$ (0.20)	$ (0.76)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

	2009	2008
	(dollars in millions, except per share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 836	$ 768
Restricted cash and securities	3	3
Receivables, less allowances for doubtful accounts of $18 and $16, respectively	323	390
Other	97	81
Total Current Assets	1,259	1,242
Property, Plant and Equipment, net	5,687	6,159
Restricted Cash and Securities	122	127
Goodwill	1,429	1,432
Other Intangibles, net	467	559
Other Assets, net	98	115
Total Assets	$ 9,062	$ 9,634
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 364	$ 365
Current portion of long-term debt	705	186
Accrued payroll and employee benefits	51	105
Accrued interest	140	117
Current portion of deferred revenue	162	168
Other	97	111
Total Current Liabilities	1,519	1,052
Long-Term Debt, less current portion	5,755	6,245
Deferred Revenue, less current portion	740	719
Other Liabilities	557	597
Total Liabilities	8,571	8,613
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value, authorized 10,000,000 shares: no shares outstanding	—	—
Common stock, $.01 par value, authorized 2,500,000,000 shares: 1,644,116,265 issued and outstanding in 2009 and 1,617,615,258 issued and outstanding in 2008	16	16
Additional paid-in capital	11,537	11,495
Accumulated other comprehensive loss	(5)	(51)
Accumulated deficit	(11,057)	(10,439)
Total Stockholders' Equity	491	1,021
Total Liabilities and Stockholders' Equity	$ 9,062	$ 9,634

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the three years ended December 31, 2009

	2009	2008	2007
	(dollars in millions)		
Cash Flows from Operating Activities:			
Net Loss	$(618)	$(318)	$(1,146)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	915	931	942
(Gain) loss on debt extinguishments, net	(14)	(89)	427
Accretion of debt discount and amortization of debt issuance costs	56	52	69
Change in fair value of embedded derivative	(14)	—	—
Accrued interest on long-term debt	22	(13)	(5)
Asset retirement obligation adjustment	—	(86)	—
Loss on impairments	—	8	1
Gain on sale of property, plant and equipment	—	(3)	(40)
Gain on sale of business groups, net	—	(99)	—
Non-cash compensation expense attributable to stock awards	59	78	122
Deferred income taxes	1	—	(23)
Other, net	(17)	(1)	6
Change in working capital items net of amounts acquired:			
Receivables	70	5	21
Other current assets	(1)	2	18
Payables	(19)	(26)	(73)
Deferred revenue	10	(34)	17
Other current liabilities	(93)	6	(105)
Net Cash Provided by Operating Activities	357	413	231
Cash Flows from Investing Activities:			
Capital expenditures	(313)	(449)	(633)
(Increase) decrease in restricted cash and securities, net	5	(5)	12
Proceeds from sale of property, plant and equipment	1	3	5
Proceeds from sale of business groups, net	—	124	—
Proceeds from sales and maturities of marketable securities	—	4	333
Acquisitions, net of cash acquired and investments	—	—	(676)
Other	—	2	(2)
Net Cash Used in Investing Activities	$(307)	$(321)	$ (961)

(Continued)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For each of the three years ended December 31, 2009

	2009	2008	2007
	(dollars in millions)		
Cash Flows from Financing Activities:			
Long-term debt borrowings, net of issuance costs	$ 543	$ 400	$ 2,349
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(527)	(436)	(2,618)
Proceeds from warrants and stock-based equity plans	—	—	26
Other	—	2	—
Net Cash Provided by (Used in) Financing Activities	16	(34)	(243)
Effect of Exchange Rates on Cash and Cash Equivalents	2	(4)	6
Net Change in Cash and Cash Equivalents	68	54	(967)
Cash and Cash Equivalents at Beginning of Year	768	714	1,681
Cash and Cash Equivalents at End of Year	$ 836	$ 768	$ 714
Supplemental Disclosure of Cash Flow Information:			
Cash interest paid	$ 517	$ 531	$ 545
Income taxes paid	5	4	1
Noncash Investing and Financing Activities:			
Common stock issued for acquisitions	$ —	$ —	$ 692
Long-term debt issued in exchange transaction	196	—	—
Long-term debt retired in exchange transaction	204	—	—
Long-term debt converted to equity	—	128	879

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For each of the three years ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	$				
			(dollars in millions)			
Balances at January 1, 2007	1,178,423,105	$12	$ 9,569	$ (4)	$ (8,975)	$ 602
Common Stock:						
Acquisitions	122,942,018	1	691	—	—	692
Common stock issued under employee stock and benefit plans and other	22,558,511	—	8	—	—	8
Debt conversion to equity	213,939,051	2	877	—	—	879
Stock-based compensation expense	—	—	123	—	—	123
Net Loss	—	—	—	—	(1,146)	(1,146)
Other Comprehensive Income	—	—	—	108	—	108
Balances at December 31, 2007	1,537,862,685	15	11,268	104	(10,121)	1,266
Common Stock:						
Common stock issued under employee stock and benefit plans and other	32,131,248	—	21	—	—	21
Debt conversion to equity	47,621,325	1	127	—	—	128
Stock-based compensation expense	—	—	79	—	—	79
Net Loss	—	—	—	—	(318)	(318)
Other Comprehensive Loss	—	—	—	(155)	—	(155)
Balances at December 31, 2008	1,617,615,258	16	11,495	(51)	(10,439)	1,021
Common Stock:						
Common stock issued under employee stock and benefit plans and other	27,108,607	—	15	—	—	15
Stock-based compensation expense	—	—	30	—	—	30
Other	(607,600)	—	(3)	—	—	(3)
Net Loss	—	—	—	—	(618)	(618)
Other Comprehensive Income	—	—	—	46	—	46
Balances at December 31, 2009	1,644,116,265	$16	$11,537	$ (5)	$(11,057)	$ 491

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For each of the three years ended December 31, 2009

	2009	2008	2007
	(dollars in millions)		
Net Loss	$(618)	$(318)	$(1,146)
Other Comprehensive Income (Loss) Before Income Taxes:			
Foreign currency translation	36	(63)	131
Unrealized holding gain (loss) on available-for-sale investment	—	(7)	7
Unrealized holding gain (loss) on interest rate swaps	5	(60)	(37)
Other, net	5	(25)	7
Other Comprehensive Income (Loss), Before Income Taxes	46	(155)	108
Income Tax Related to Items of Other Comprehensive Income (Loss)	—	—	—
Other Comprehensive Income (Loss), Net of Income Taxes	46	(155)	108
Comprehensive Loss	$(572)	$(473)	$(1,038)

SUPPLEMENTARY STOCKHOLDERS' EQUITY INFORMATION

	Net Foreign Currency Translation Adjustment	Unrealized Holding Gain (Loss) on Investment and Interest Rate Swaps	Other	Total
	(dollars in millions)			
Accumulated Other Comprehensive Income (Loss):				
Balance at January 1, 2007	$ 29	$ —	$(33)	$ (4)
Change	131	(30)	7	108
Balance at December 31, 2007	160	(30)	(26)	104
Change	(63)	(67)	(25)	(155)
Balance at December 31, 2008	97	(97)	(51)	(51)
Change	36	5	5	46
Balance at December 31, 2009	$133	$(92)	$(46)	$ (5)

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

Description of Business

The Company is a facilities based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. The Company has created its communications network generally by constructing its own assets, but also through a combination of purchasing and leasing other companies and facilities. The Company's network is an advanced, international, facilities based communications network. The Company designed its network to provide communications services, which employ and take advantage of rapidly improving underlying optical, Internet Protocol, computing and storage technologies.

The Company is also engaged in coal mining through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Level 3 Communications, Inc. and subsidiaries (the "Company" or "Level 3") in which it has control, which are enterprises engaged in the communications and coal mining businesses. Fifty-percent-owned mining joint ventures are consolidated on a pro rata basis. All significant intercompany accounts and transactions have been eliminated. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Level 3 acquired Broadwing Corporation ("Broadwing") on January 3, 2007; the Content Delivery Network services business ("CDN Business") of SAVVIS, Inc. on January 23, 2007; and Servecast Limited ("Servecast") on July 11, 2007. As applicable, the Company also acquired these companies' operating subsidiaries. The results of operations, cash flows and financial position attributable to these acquisitions are included in the consolidated financial statements from the respective dates of their acquisition.

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. Level 3 has retained ownership of Vyvx's core broadcast business, including the Vyvx Services Broadcast Business' content distribution capabilities. The financial results of the Vyvx advertising distribution business are included in the Company's consolidated results of operations through the date of sale. See Note 2 for more details regarding the disposition of the Vyvx advertising distribution business. The disposal of the Vyvx advertising distribution business did not qualify for presentation as discontinued operations since the business was not considered a separately identifiable asset group.

Foreign Currency Translation

Generally, local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue, expenses and cash flows are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity and in the statements of comprehensive loss. A significant portion of the Company's foreign subsidiaries have either the British Pound or the Euro as the functional currency, both of which experienced significant fluctuations against the U.S. dollar

(1) Organization and Summary of Significant Accounting Policies (Continued)

during 2009, 2008 and 2007. As a result, the Company has experienced significant foreign currency translation adjustments that are recognized as a component of accumulated other comprehensive income (loss) in stockholders' equity and in the statement of comprehensive loss in accordance with accounting guidance for foreign currency translation. The Company considers its investments in its foreign subsidiaries to be long-term in nature.

Reclassifications

Certain immaterial reclassifications have been made to prior years to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The accounting estimates that require management's most significant and subjective judgments include revenue recognition, revenue reserve, cost of revenue disputes for communications services, the determination of the useful lives of long-lived assets, the valuation and recognition of stock-based compensation expense, the valuation of long-lived assets, goodwill and acquired indefinite-lived intangible assets, derivative financial instruments and the valuation of asset retirement obligations. In addition, the Company has other accounting policies that involve estimates such as the allowance for doubtful accounts, the recognition of the fair value of assets acquired and liabilities assumed in business combinations, accruals for estimated tax and legal liabilities, and valuation allowance for deferred tax assets. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Communications

Revenue for communications services is recognized on a monthly basis as these services are provided based on contractual amounts expected to be collected. Management establishes appropriate revenue reserves at the time services are rendered based on an analysis of historical credit activity to address, where significant, situations in which collection is not reasonably assured as a result of credit risk, potential billing disputes or other reasons. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Reciprocal compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed; or at rates mandated by the FCC. Periodically, the Company will receive payment for reciprocal compensation services in excess of FCC rates and before an agreement is in place. These amounts are included in other current liabilities on the consolidated balance sheet until a final agreement has been reached and the necessary regulatory approvals have been received at which time the reciprocal compensation revenue is recognized. These amounts were insignificant to the Company in 2009, 2008 and 2007.

For certain sale and long-term indefeasible right of use, or IRU, contracts involving private line, wavelengths and dark fiber services, the Company may receive up-front payments for services to be

(1) Organization and Summary of Significant Accounting Policies (Continued)

delivered for a period of up to 20 years. In these situations, the Company defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period, for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers are required to make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide services for consideration previously received and for which revenue recognition has been deferred.

The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay for their allocable share of the costs for operating and maintaining the network. The Company recognizes this revenue monthly as services are provided.

Level 3's customer contracts require the Company to meet certain service level commitments. If Level 3 does not meet the required service levels, it may be obligated to provide credits, usually in the form of free service, for a short period of time. The credits are a reduction to revenue and, to date, have not been material.

Cost of revenue for the communications business includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses. Prior to the sale of the Vyvx advertising distribution business, the Company included in communications cost of revenue package delivery costs and blank tape media costs associated with this business.

The Company recognizes the cost of network services as they are incurred in accordance with contractual requirements. The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by the supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices and disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Coal Mining

The Company sells coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts is generally recognized when coal is shipped to the customer.

(1) Organization and Summary of Significant Accounting Policies (Continued)

USF and Gross Receipts Taxes

The revenue recognition standards include guidance relating to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Company records Universal Service Fund ("USF") contributions where the Company is the primary obligor for the taxes assessed in each jurisdiction where it does business on a gross basis in its consolidated statements of operations, but records sales, use, value added and excise taxes billed to its customers on a net basis in its consolidated statements of operations. Communications revenue and cost of revenue on the consolidated statements of operations includes USF contributions totaling $62 million, $65 million and $63 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expense was $7 million, $8 million and $16 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock-Based Compensation

The Company recognizes the estimated fair value of stock based compensation costs, net of an estimated forfeiture rate, over the requisite service period of the award, which is generally the option vesting term. The Company estimates forfeiture rates based on its historical experience.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Company recognizes interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations.

Cash and Cash Equivalents

The Company classifies investments as cash equivalents if they are readily convertible to cash and have original maturities of three months or less at the time of acquisition. Cash and cash equivalents consist primarily of highly liquid investments in government and government agency securities and money market funds issued or managed by financial institutions in the United States and Europe and commercial paper depending on liquidity requirements. As of December 31, 2009 and 2008, the carrying value of cash and cash equivalents approximates fair value due to the short period of time to maturity.

Derivative Financial Instruments

The Company uses derivative financial instruments, primarily interest rate swaps, to manage its exposure to fluctuations in interest rate movements. The Company's primary objective in managing

(1) Organization and Summary of Significant Accounting Policies (Continued)

interest rate risk is to decrease the volatility of its earnings and cash flows affected by changes in the underlying rates. To achieve this objective, the Company enters into financial derivatives, primarily interest rate swap agreements, the values of which change in the opposite direction of the anticipated future cash flows. The Company has designated its interest rate swap agreements as cash flow hedges. Swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the lives of the agreements without exchange of the underlying notional amount. The change in the fair value of the interest rate swap agreements is reflected in other comprehensive income (loss) due to the fact that the interest rate swap agreements are designated as effective cash flow hedges. The Company evaluates the effectiveness of the hedges on a quarterly basis. The Company recognizes any ineffective portion of the hedges in the consolidated statements of operations. The Company does not use derivative financial instruments for speculative purposes.

The Company is exposed to credit related losses in the event of non-performance by counterparties. The counterparties to any of the financial derivatives the Company enters into are major institutions with investment grade credit ratings. The Company evaluates counterparty credit risk before entering into any hedge transaction, and continues to closely monitor the financial market and the risk that it's counterparties will default on their obligations. This credit risk is generally limited to the unrealized gains in such contracts, should any of these counterparties fail to perform as contracted.

The Company also has equity conversion rights associated with debt instruments, which are not designated as hedging instruments, and are considered derivative instruments as of December 31, 2009 and 2008. Certain of the derivative instruments had to be classified as a liability during 2009 and 2008 due to a potential requirement to settle the conversion rights in cash, and are carried at fair value. The Company's primary objective associated with including such conversion rights in certain of its debt instruments, is to reduce the contractual interest rate and related current cash borrowing costs of the debt instruments. The Company recognizes the gains or losses from changes in fair values of these derivative instruments in other income (expense) in the statements of operations. Gains from these derivative instruments were $14 million in 2009, zero in 2008 and zero in 2007.

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and can bear interest. The Company establishes an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. The Company determines the allowance for doubtful accounts based on the aging of its accounts receivable balances and an analysis of its historical experience of bad debt write-offs. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 60 days and over a specified amount are reviewed individually for collectability. Accounts receivable balances are written-off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. All of the Company's allowance for doubtful accounts relates to its communications business. The Company recognized bad debt expense, net of recoveries, of approximately $14 million in 2009, $9 million in 2008 and $11 million in 2007.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization for the Company's property, plant and equipment are computed on straight-line or accelerated (for certain coal assets) methods based on the following useful lives:

Facility and Leasehold Improvements	10 - 40 years
Network Infrastructure (including fiber and conduit)	12 - 25 years
Operating Equipment	4 - 7 years
Furniture, Fixtures, Office Equipment and Other	2 - 7 years

The Company capitalizes costs directly associated with expansions and improvements of the Company's communications network, customer installations, including employee related costs, and generally capitalizes costs associated with network construction and provisioning of services. The Company amortizes such costs over an estimated useful life of three to seven years.

In addition, the Company continues to develop business support systems required for its business. The external direct costs of software, materials and services, and payroll and payroll related expenses for employees directly associated with business support systems projects are capitalized. Upon the completion of a project, the total cost of the business support system is amortized over an estimated useful life of three years.

Capitalized labor and related costs associated with employees and contract labor working on capital projects were approximately $57 million, $83 million and $102 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.

The Company performs periodic internal reviews to determine depreciable lives of its property, plant and equipment based on input from global network services personnel, actual usage and the physical condition of the Company's property, plant and equipment.

Asset Retirement Obligations

The Company recognizes a liability for the estimated fair value of legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset in the period incurred. The fair value of the obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset. Increases to the asset retirement obligation liability due to the passage of time are recognized as accretion expense and included within selling, general and administrative expenses for the Communications business and within cost of revenue for the Coal Mining business on the Company's consolidated statements of operations. Changes in the liability due to revisions to future cash flows are recognized by increasing or decreasing the liability with the offset adjusting the carrying amount of the related long-lived asset. To the extent that the downward revisions exceed the carrying amount of the related long-lived asset initially recorded when the asset retirement obligation liability was established, the Company records the remaining adjustment as a reduction to depreciation expense, to the extent of historical depreciation of the related long-lived asset, and then to selling, general and administrative expense.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Business Combinations

All of the Company's business combinations in 2007 and prior years have been accounted for using the purchase method of accounting and, accordingly, are included in Level 3's results of operations as of the date of each acquisition. The Company allocated the purchase price of its acquisitions to the tangible assets acquired, liabilities assumed and intangible assets acquired, including in-process research & development ("IPR&D"), based on their estimated fair values. The excess purchase price over those fair values was recorded as goodwill. The excess of those fair values over the purchase price was recorded as a reduction to long-lived assets.

Goodwill and Acquired Indefinite-Lived Intangible Assets

Accounting guidance prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Company reviews goodwill and purchased intangible assets with indefinite lives for impairment annually at the end of the fourth quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. For goodwill, the Company performs a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company's reporting units are consistent with the reportable segments identified in Note 14. The Company considers the use of multiple valuation techniques in accordance with the Fair Value Measurements and Disclosures guidance to estimate the fair value of its reporting units and has consistently applied a market approach as part of its impairment assessment process. During 2008, the Company had also utilized the income approach (discounted cash flows) as a secondary measurement of fair value, as the Company believed the use of another valuation technique should be considered given the circumstances resulting from the difficult economic environment and extreme volatility in the financial markets during 2008, which resulted in a measurement that was equally representative of the fair value of the reporting units obtained using the primary value derived with the market approach. Under the market approach, the Company estimates the fair value using an in-exchange valuation premise based upon the market capitalization of Level 3 using quoted market prices, adds an estimated control premium, and then assigns that fair market value to the reporting units. Under the income approach, the Company calculated the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then a second step is performed and the implied fair value of the reporting unit's goodwill is determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

GAAP also requires that the fair value of acquired indefinite-lived intangible assets be estimated and compared to their carrying value each year. The Company estimates the fair value of these intangible assets primarily utilizing an income approach. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived acquired intangible assets is less than the carrying value.

The Company conducted its goodwill and acquired indefinite-lived intangible assets impairment analyses at the end of the fourth quarter of 2009, 2008 and 2007 and concluded that its goodwill and acquired indefinite-lived intangible assets were not impaired in any of those periods. As a result of the

(1) Organization and Summary of Significant Accounting Policies (Continued)

sale of the Vyvx advertising distribution business in the second quarter of 2008, the Company also performed an interim impairment analysis of its indefinite-lived Vyvx trade name and concluded that there was no impairment as of June 30, 2008.

Long-Lived Assets Including Finite-Lived Purchased Intangible Assets

The Company amortizes acquired intangible assets with finite lives using the straight-line method over the estimated economic lives of the assets, ranging from four to twelve years.

The Company evaluates long-lived assets, such as property, plant and equipment and acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the assets, if any, are less than the carrying value of the assets. If an asset is deemed to be impaired, the amount of the impairment loss is the excess of the asset's carrying value over its estimated fair value.

The Company conducted a long-lived asset impairment analysis in 2009, 2008 and 2007 and concluded that its long-lived assets, including finite-lived acquired intangible assets, were not impaired.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, restricted cash and securities and derivatives. The Company maintains its cash equivalents, restricted cash and securities and derivatives with various financial institutions. These financial institutions are primarily located in the United States and Europe and the Company's policy is to limit exposure with any one institution. As part of its cash and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company also has established guidelines relative to financial instrument credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company's investment strategy generally results in lower yields on investments but reduces the risk to principal in the short term prior to these funds being used in the Company's business. The Company has not experienced any material losses on financial instruments held at financial institutions. The Company utilizes interest rate swap contracts to protect against the effects of interest rate fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss.

The Company provides communications services to a wide range of wholesale and enterprise customers, ranging from well capitalized national carriers to small early stage companies in the United States and Europe. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising Level 3's customer base and their dispersion across many different industries and geographical regions. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers, although letters of credit and deposits are required in certain limited circumstances. The Company has from time to time entered into agreements with value-added resellers and other channel partners to reach consumer and enterprise markets for voice services. The Company has policies and procedures in place to evaluate the financial condition of these resellers prior to initiating service to the final customer. The Company maintains an allowance for doubtful accounts based upon the expected collectability of

(1) Organization and Summary of Significant Accounting Policies (Continued)

accounts receivable. Due to the Company's credit evaluation and collection process, bad debt expenses have not been significant; however, the Company is not able to predict changes in the financial stability of its customers. Any material change in the financial status of any one or a particular group of customers may cause the Company to adjust its estimate of the recoverability of receivables and could have a material adverse effect on the Company's results of operations. Fair values of accounts receivable approximate cost due to the short period of time to collection.

A relatively small number of customers account for a significant percentage of the Company's revenue. The Company's top ten customers accounted for approximately 28%, 32% and 34% of Level 3's communications revenue for the years ended December 31, 2009, 2008 and 2007, respectively.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued revised guidance on business combinations, which replaces the existing guidance on business combinations. The revised guidance retains the underlying concepts of the existing guidance in that an entity is required to recognize the assets acquired and liabilities assumed at their fair value on the acquisition date. The revised guidance changes the accounting treatment for certain specific acquisition related items to require: (1) expensing acquisition related costs as incurred; (2) expensing changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date; (3) valuing noncontrolling interests at fair value at the acquisition date; (4) generally expensing restructuring costs associated with an acquired business; (5) capitalizing in-process research and development assets acquired and (6) measuring acquirer shares issued in consideration for a business combination at fair value on the acquisition date as opposed to the announcement date. The revised guidance also includes a substantial number of new disclosure requirements. The revised guidance is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The effect of adopting this guidance on the Company's consolidated results of operations and financial condition will be largely dependent on the size and nature of any business combinations completed on or after January 1, 2009.

In April 2009, the FASB issued additional guidance to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The effect of adopting this guidance on the Company's consolidated results of operations and financial condition will be largely dependent on the size and nature of any business combinations completed on or after January 1, 2009.

In October 2009, the FASB issued a new accounting standard that provides revenue recognition guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management's best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. This guidance is generally expected to result in revenue recognition for more delivered elements than under the current rules. Level 3 is required to adopt this guidance prospectively for new or materially modified agreements as of January 1, 2011. The Company is evaluating the effect of this

(1) Organization and Summary of Significant Accounting Policies (Continued)

guidance, but does not expect adoption to have a material effect on its consolidated results of operations or financial condition.

In June 2009, the FASB issued a new accounting standard that changes the consolidation rules as they relate to variable interest entities. The new standard makes significant changes to the model for determining who should consolidate a variable interest entity, and also addresses how often this assessment should be performed. The standard is effective for Level 3 effective January 1, 2010. The Company is currently evaluating the effect of this guidance, but would not expect it to have a material effect on the Company's consolidated results of operations or financial condition.

(2) Vyvx Advertising Distribution Business Disposition

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Net proceeds from the sale approximated $121 million after deducting transaction-related costs.

Operating results and cash flows from the Vyvx advertising distribution business are presented in continuing operations for all periods presented through the date of sale. The disposal of the Vyvx advertising distribution business did not meet the criteria for presentation as discontinued operations since the business was not considered a separately identifiable asset group.

Level 3 recognized a gain on the sale of the Vyvx advertising distribution business of $96 million in 2008. The gain is presented in the consolidated statements of operations as "Gain on Sale of Business Groups."

The carrying amounts of the major classes of assets and liabilities included in the sale of the Vyvx advertising distribution business were as follows (in millions):

Other Current Assets	$ 1
Property, Plant and Equipment, net	3
Other Intangibles, net	22
Accounts Payable	(1)
	$25

Revenue attributable to the Vyvx advertising distribution business totaled $15 million in 2008 and $36 million in 2007. The financial results, assets and liabilities of the Vyvx advertising distribution business are included in the Communications operating segment through the date of sale.

(3) Loss Per Share

The Company computes basic net loss per share by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period and including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes, stock options, stock based compensation awards and other dilutive securities. No such items were included in the computation of diluted loss per share in 2009, 2008 or 2007 because the Company incurred a loss from continuing operations in each of these periods and the effect of inclusion would have been anti-dilutive.

(3) Loss Per Share (Continued)

The effect of approximately 673 million, 489 million and 315 million shares issuable pursuant to the various series of convertible notes outstanding at December 31, 2009, 2008 and 2007, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation. In addition, the effect of the approximately 43 million, 57 million and 55 million stock options, outperform stock options, restricted stock units and warrants outstanding at December 31, 2009, 2008 and 2007, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation.

(4) Property, Plant and Equipment

The components of the Company's property, plant and equipment as of December 31, 2009 and 2008 are as follows (in millions):

	Cost	Accumulated Depreciation	Net
December 31, 2009			
Land	$ 162	$ —	$ 162
Land Improvements	80	(44)	36
Facility and Leasehold Improvements:			
Communications	1,906	(802)	1,104
Coal Mining	159	(156)	3
Network Infrastructure	5,632	(2,269)	3,363
Operating Equipment:			
Communications	4,009	(3,041)	968
Coal Mining	74	(66)	8
Furniture, Fixtures and Office Equipment	146	(129)	17
Other	23	(22)	1
Construction-in-Progress	25	—	25
	$12,216	$(6,529)	$5,687
December 31, 2008			
Land	$ 169	$ —	$ 169
Land Improvements	68	(35)	33
Facility and Leasehold Improvements:			
Communications	1,856	(682)	1,174
Coal Mining	151	(150)	1
Network Infrastructure	5,568	(1,967)	3,601
Operating Equipment:			
Communications	3,738	(2,615)	1,123
Coal Mining	72	(65)	7
Furniture, Fixtures and Office Equipment	139	(121)	18
Other	24	(22)	2
Construction-in-Progress	31	—	31
	$11,816	$(5,657)	$6,159

(4) Property, Plant and Equipment (Continued)

Land primarily represents owned assets of the communications business, including land improvements. Capitalized business support systems and network construction costs that have not been placed in service have been classified as construction-in-progress.

Depreciation expense was $823 million in 2009, $832 million in 2008 and $838 million in 2007.

(5) Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term, restoration requirements for leased facilities and reclamation requirements in the coal mining business to remediate previously mined properties. The Company recognizes its estimate of the fair value of its asset retirement obligations in the period incurred in other long-term liabilities. The fair value of the asset retirement obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset.

As a result of indicators suggesting that the estimated cash flows underlying the Company's ROW asset retirement obligations were too high, the Company revised its assessment on December 31, 2008. Network infrastructure relocations indicated that the Company is not being required to physically remove its underground network infrastructure at rates consistent with the Company's previous estimates. Other internal and external information corroborated these lower rates. As a result, on December 31, 2008, the Company revised its probability assessment related to its requirement to physically remove its underground network infrastructure at the end of the underlying ROW terms, which caused a significant reduction to the related cash flows that the Company believes will be required to settle its ROW asset retirement obligations. The Company reduced its asset retirement obligation liability accordingly as of December 31, 2008.

As part of the ROW asset retirement obligation change in estimate, the Company determined that certain of its asset retirement obligations for acquired entities should have been higher at the acquisition date. As a result, the Company increased goodwill by approximately $15 million as of December 31, 2008.

The Company also determined that its estimates of restoration costs for its leased facility asset retirement obligations were too high based on current costs to restore. As a result, on December 31, 2008, the Company reduced its estimates of the cash flows that it believes will be required to settle its leased facility asset retirement obligations at the end of the respective lease terms, which resulted in a reduction to the Company's asset retirement obligation liability.

In the fourth quarter of 2008, the Company was awarded a long-term coal contract, which will extend the life of one of the Company's coal mining operations. As a result of the increase in the estimated life of one of the Company's coal mining operations, the Company revised the timing of its cash flows to remediate the mining site causing a reduction in its asset retirement obligation liability in the fourth quarter of 2008. In 2009, the Company increased its asset retirement obligation by $6 million to reflect a change in the estimation of the cost to remediate.

As a result of the aforementioned revisions in the estimated amount and timing of cash flows for asset retirement obligations, the Company reduced its asset retirement obligation liability by $103 million with an offsetting reduction to property, plant and equipment of $21 million, selling, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an

(5) Asset Retirement Obligations (Continued)

increase to goodwill of $15 million in 2008. The Company reduced property, plant and equipment to the extent of the carrying amount of the related long-lived asset initially recorded when the asset retirement obligation liability was established. The remaining amount of the reduction to the asset retirement obligation was recorded as a reduction to depreciation expense, to the extent of historical depreciation of the related long-lived asset, and then to selling, general and administrative expense.

Approximately $71 million of restricted cash and securities were contractually restricted to settle the Company's coal mining reclamation liabilities at December 31, 2009 and 2008, and are recorded in non-current, restricted cash and securities on the consolidated balance sheets.

The following table provides asset retirement obligation activity for the years ended December 31, 2009 and 2008 (in millions):

	December 31,	
	2009	2008
Asset retirement obligation at January 1	$151	$ 231
Liabilities incurred	6	2
Accretion expense	16	25
Liabilities settled	(6)	(4)
Revision in estimated cash flows	—	(103)
Asset retirement obligation at December 31	$167	$ 151

(6) Goodwill

The changes in the carrying amount of goodwill during the year ended December 31, 2009 are as follows (in millions):

	Communications Segment	Coal Mining Segment	Total
Balance as of January 1, 2008	$1,421	$—	$1,421
Goodwill adjustments	12	—	12
Effect of foreign currency rate change	(1)	—	(1)
Balance as of December 31, 2008	$1,432	$—	$1,432
Goodwill adjustments	(3)	—	(3)
Balance as of December 31, 2009	$1,429	$—	$1,429

The goodwill adjustments primarily relate to asset retirement obligation revisions. The Company revised the amount of its original estimate of undiscounted cash flows related to certain ROW asset retirement obligations at December 31, 2008. As part of the ROW asset retirement obligation change in estimate, the Company determined that certain of its asset retirement obligations for acquired entities should have been higher at the acquisition date. As a result, the Company increased goodwill by approximately $15 million as of December 31, 2008.

The Company conducted its annual goodwill impairment analysis at December 31, 2009. The Company has consistently applied a market approach to determine the fair value of its reporting units

(6) Goodwill (Continued)

at December 31, 2009 and 2008. During 2008, the Company had also utilized the income approach (discounted cash flows) as a secondary measurement of fair value, as the Company believed the use of another valuation technique should be considered given the circumstances resulting from the difficult economic environment and extreme volatility in the financial markets during 2008. The results of the Company's valuations indicated that the fair value of the Communications business significantly exceeded its carrying value and as a result, Level 3 concluded that its goodwill is not impaired at December 31, 2009 and 2008.

(7) Acquired Intangible Assets

Identifiable acquisition-related intangible assets as of December 31, 2009 and December 31, 2008 were as follows (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
December 31, 2009			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$743	$(407)	$336
Patents and Developed Technology	141	(62)	79
	884	(469)	415
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
Wireless Licenses	20	—	20
	$936	$(469)	$467
December 31, 2008			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$743	$(325)	$418
Patents and Developed Technology	141	(52)	89
	884	(377)	507
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
Wireless Licenses	20	—	20
	$936	$(377)	$559

Acquired finite-lived intangible asset amortization expense was $92 million in 2009, $99 million in 2008 and $104 million in 2007.

The weighted average remaining useful lives of the Company's acquired finite-lived intangible assets was 4.2 years for customer contracts and relationships and 7.2 years for patents and developed technology.

(7) Acquired Intangible Assets (Continued)

As of December 31, 2009, estimated amortization expense for the Company's finite-lived acquisition-related intangible assets over the next five years and thereafter is as follows (in millions):

2010	$ 92
2011	91
2012	70
2013	51
2014	40
Thereafter	71
	$415

(8) Restructuring and Impairment Charges

Changing economic and business conditions as well as organizational structure optimization efforts have caused the Company to initiate various workforce reductions resulting in involuntary employee terminations. The Company has also initiated multiple workforce reductions resulting from the integration of acquired companies. Restructuring charges totaled $9 million in 2009, $25 million in 2008 and $11 million in 2007.

During 2009, the Company initiated a workforce reduction of approximately 260 employees, or 5% of the Company's total employee base. As a result of the 2009 workforce reduction, the Company incurred a restructuring charge of $9 million, all of which related to the communications business. The workforce reductions related to multiple levels within the organization and across multiple locations within North America. The terms of the workforce reduction, including the involuntary termination benefits to be received by affected employees, were communicated by the Company in 2009. The Company paid approximately $21 million of involuntary termination benefits for affected employees in 2009, of which $9 million related to the Company's 2009 restructuring activities and $12 million related to prior restructuring activities. The Company does not have any remaining liabilities related to restructuring activities completed prior to 2009.

During the fourth quarter of 2008, the Company initiated a workforce reduction of approximately 400 employees, or 7% of the Company's total employee base, and incurred a restructuring charge of $12 million, all of which related to the communications business. The workforce reductions relate to multiple levels within the organization and across multiple locations within North America. The terms of the workforce reduction, including the involuntary termination benefits to be received by affected employees, were communicated by the Company in the fourth quarter of 2008. The Company concluded this workforce reduction in the first quarter of 2009. As of December 31, 2008, none of the $12 million of involuntary termination benefits were paid. The benefits were recorded in accrued payroll and employee benefits on the consolidated balance sheets.

The Company also has accrued contract termination costs of $42 million and $49 million as of December 31, 2009 and December 31, 2008, respectively, for facility lease costs, primarily in North America, that the Company continues to incur without economic benefit. Accrued contract termination costs are recorded in other liabilities (current and non-current) in the consolidated balance sheets. The Company expects to pay the majority of these costs through 2018. The Company incurred charges of approximately $1 million in 2009 and $11 million in 2008 as the Company ceased using additional

(8) Restructuring and Impairment Charges (Continued)

facilities and as a result of revisions to the estimated cash flows for certain facility subleases. The Company did not incur any such charges in 2007. The Company records charges for contract termination costs within selling, general and administrative expenses in the consolidated statements of operations.

(9) Fair Value

GAAP defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Fair Value Hierarchy

GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. GAAP establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

(9) Fair Value (Continued)

The table below presents the fair values for certain of Level 3's liabilities measured on a recurring basis as well as the input levels used to determine these fair values as of December 31, 2009 and December 31, 2008 (in millions):

			Fair Value Measurement Using					
	Total Carrying Value in Consolidated Balance Sheet		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
December 31,	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
			(dollars in millions)					
Liabilities Recorded at Fair Value in the Financial Statements:								
Interest Rate Swap Liabilities (included in other non-current liabilities)	$ 92	$ 97	$ —	$ —	$ 92	$ 97	$—	$—
Embedded Derivatives in Convertible Debt (included in other non-current liabilities)	$ 20	$ 13	$ —	$ —	$ 20	$ 13	$—	$—
Total Liabilities Recorded at Fair Value in the Financial Statements	$ 112	$ 110	$ —	$ —	$ 112	$110	$—	$—
Liabilities not Recorded at Fair Value in the Financial Statements:								
Long-term Debt, including the current portion	$6,460	$6,431	$4,996	$3,218	$1,342	$747	$—	$—

The interest rate swaps are measured in accordance with the Fair Value Measurements and Disclosures guidance using discounted cash flow techniques that use observable market inputs, such as LIBOR-based yield curves, forward rates, and the specific swap rate stated in each of the swap agreements. The embedded derivative contracts are priced using inputs that are observable in the market, such as the Company's stock price, risk-free interest rate and other contractual terms of certain of the Company's convertible debt.

(10) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash and securities, accounts receivable, accounts payable, interest rate swaps, embedded derivative contracts and long-term debt including the current portion. The carrying values of cash and cash equivalents, restricted cash and securities, accounts receivable and accounts payable approximated their fair values at December 31, 2009 and December 31, 2008. The interest rate swaps and embedded derivative contracts are recorded in the consolidated balance sheets at fair value. The carrying value of the Company's long-term debt, including the current portion, reflects the original amounts borrowed net of unamortized discounts, premiums and debt discounts and was $6.5 billion as of December 31, 2009 and $6.4 billion as of December 31, 2008. The estimated fair value of the Company's long-term debt approximated $6.3 billion at December 31, 2009 and $4.0 billion at December 31, 2008. The fair values

(10) Financial Instruments (Continued)

of the Company's actively traded long-term debt were estimated using the December 31, 2009 and 2008 mid price trading quotes as provided by large financial institutions that trade in the Company's securities. The pricing quotes provided by these market participants incorporate spreads to the Treasury curve, security coupon, convertible optionality, borrower entity, corporate and security ratings, maturity date and liquidity, among other security characteristics and relative value at both the borrower entity level and across other securities of similar characteristics. The fair value of the Commercial Mortgage is not readily determinable. The fair value is estimated by management by discounting the expected cash outflows using quoted prices and implicit market yields of similar maturity and security profile. The fair value of the Commercial Mortgage was approximately $75 million and $62 million at December 31, 2009 and 2008, respectively, as compared to the carrying amounts of $68 million and $69 million, respectively. The 9% Convertible Senior Discount Notes due 2013, the 7% Convertible Senior Notes due 2013, the 7% Convertible Senior Notes due 2015, Series B, and the 15% Convertible Senior Notes due 2013 are not traded in an active market. The fair value of these notes was estimated using a Black-Scholes valuation model that includes risk-free, stock price, strike price, volatility and maturity inputs for the option component and for the bond component, the value determined by discounting cash flows associated with the note's interest payments using estimated market yields. The bond value is driven by the difference between estimated market yields and the securities coupon over the remaining life of the security. The 11.5% Senior Notes due 2010 are not actively traded debt instruments. The estimated fair value of these debt instrument was derived using market yields on other Level 3 traded debt of similar characteristics and discounted cash flows.

Restricted Cash and Securities

Restricted cash and securities consists primarily of cash and investments that serve to collateralize outstanding letters of credit, long-term debt and certain performance and operating obligations of the Company, as well as cash and investments restricted to fund certain reclamation liabilities of the Company. Restricted cash and securities are recorded in other assets (current or non-current) in the consolidated balance sheets depending on the duration of the restriction and the purpose for which the restriction exists.

The cost and fair value of restricted cash and securities totaled $125 million at December 31, 2009 and $130 million at December 31, 2008.

Cash Flow Hedges

The Company has floating rate long-term debt (see Note 11). These obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. On March 13, 2007, Level 3 Financing Inc., the Company's wholly owned subsidiary, entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The transactions were effective beginning April 13, 2007 and mature on January 13, 2014. Under the terms of the interest rate swap transactions, the Company receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. The Company has designated the interest rate swap agreements as cash flow hedges on the interest payments for $1 billion of floating rate debt. The Company evaluates the effectiveness of the hedges on a quarterly basis. The Company measures

(10) Financial Instruments (Continued)

effectiveness by offsetting the change in the variable portion of the interest rate swaps with the changes in interest expense paid due to fluctuations in the LIBOR-based interest rate. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated Other Comprehensive Loss and is subsequently reclassified into earnings in the period that the hedged transaction affects earnings. During 2009, these derivatives were used to hedge the variable cash flows associated with existing obligations. The ineffective portion of the change in fair value of derivatives is recognized directly in the consolidated statements of operations. All components of the interest rate swaps were included in the assessment of hedge effectiveness. Hedge ineffectiveness for the Company's cash flow hedges was not material in any period presented.

Amounts reported in Accumulated Other Comprehensive Loss ("Accumulated OCI") related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. As of December 31, 2009, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional (in Millions)
Interest rate swaps	Two	$1,000

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as follows (in millions):

	Liability Derivatives			
	December 31, 2009		December 31, 2008	
Derivatives designated as hedging instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Cash flow hedging contracts	Other noncurrent liabilities	$92	Other noncurrent liabilities	$97

	Liability Derivatives			
	December 31, 2009		December 31, 2008	
Derivatives not designated as hedging instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Embedded equity conversion rights	Other noncurrent liabilities	$20	Other noncurrent liabilities	$13

The table below presents the effect of the Company's derivative instruments on the Company's consolidated balance sheets and statements of operations for the years ended December 31, 2009 and 2008:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) December 31, 2009	2008	Location of Gain(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Loss Reclassified from Accumulated OCI into Earnings (Effective Portion) December 31, 2009	2008
Interest rate swaps	$5	$(60)	Interest expense	Not applicable	

(10) Financial Instruments (Continued)

The Company has not recognized any gain or loss in income for hedge ineffectiveness related to its interest rate swaps for the three years ended December 31, 2009. The Company does not expect to reclassify any gains or losses into earnings within the next twelve months.

The effect of the Company's derivative instruments on net (loss) and income is as follows (in millions):

Derivatives not designated as hedging instruments	Location of Gain Recognized in Income on Derivative	December 31, 2009	December 31, 2008	December 31, 2007
Embedded equity conversion rights[1]	Other Income (Expense)—Other, net	$14	$—	$—

[1] See Note 1 for additional information on the Company's purpose for entering into derivatives not designated as hedging instruments.

The fair value of the interest rate swap agreements was a liability of $92 million as of December 31, 2009 and $97 million as of December 31, 2008. Unrealized gains of $5 million in 2009 and losses of $60 million in 2008 were recorded on the interest rate swap agreements and are included in other comprehensive income (loss). The change in the fair value of the interest rate swap agreements is reflected in other comprehensive income (loss) due to the fact that the interest rate swap agreements are designated as effective cash flow hedges of $1 billion notional amount of the Company's floating rate debt.

(11) Long-Term Debt

As of December 31, 2009 and 2008, long-term debt was as follows:

(dollars in millions)	2009	2008
Senior Secured Term Loan due 2014	$1,680	$1,400
Senior Notes due 2010 (11.5%)	—	13
Senior Notes due 2011 (10.75%)	3	3
Floating Rate Senior Notes due 2011	—	6
Senior Notes due 2013 (12.25%)	550	550
Senior Notes due 2014 (9.25%)	1,250	1,250
Floating Rate Senior Notes due 2015 (4.601% as of December 31, 2009)	300	300
Senior Notes due 2017 (8.75%)	700	700
Convertible Senior Notes due 2010 (2.875%)	40	192
Convertible Senior Notes due 2011 (5.25%)	199	330
Convertible Senior Notes due 2011 (10.0%)	172	228
Convertible Senior Notes due 2012 (3.5%)	294	326
Convertible Senior Notes due 2013 (15.0%)	400	400
Convertible Senior Discount Notes due 2013 (9.0%)	295	295
Convertible Senior Notes due 2015 (7.0%)	200	—
Convertible Senior Notes due 2015 Series B (7.0%)	275	—
Convertible Subordinated Notes due 2009 (6.0%)	—	181
Convertible Subordinated Notes due 2010 (6.0%)	111	308
Commercial Mortgage due 2015 (6.86%)	68	69
Capital Leases	32	35
Total Debt Obligations	6,569	6,586
Unamortized (Discount) Premium:		
Discount on Senior Secured Term Loan due 2014	(2)	—
Discount on Senior Notes due 2013 (12.25%)	(2)	(2)
Premium on Senior Notes due 2014 (9.25%)	8	9
Discount on Convertible Senior Notes due 2011 (5.25%)	(38)	(89)
Discount on Convertible Senior Notes due 2014 (3.5%)	(46)	(69)
Discount on Convertible Senior Notes due 2015 (7.0%)	(4)	—
Discount due to embedded derivative contracts	(25)	(4)
Total Unamortized (Discount) Premium	(109)	(155)
Carrying Value of Debt	6,460	6,431
Less current portion	(705)	(186)
Long-term Debt, less current portion	$5,755	$6,245

Convertible Debt That May be Settled in Cash Upon Conversion

During 2008, the FASB issued accounting guidance that requires issuers of convertible debt that may be settled in cash upon conversion to separately account for the debt and equity components of the convertible debt in a way that reflects the issuer's borrowing rate at the date of issuance for similar debt instruments without the conversion feature. This guidance applies to certain of the Company's

(11) Long-Term Debt (Continued)

convertible debt that may be settled in cash upon conversion and was effective for the Company beginning on January 1, 2009 and has been applied retrospectively to all periods presented in the Company's consolidated financial statements. Although the adoption of this accounting guidance does not affect the Company's actual past or future cash flows, the Company incurred additional non-cash interest expense as a result of its adoption of this accounting guidance of approximately $39 million for the year ended December 31, 2009. The Company expects to incur additional non-cash interest expense of $35 million for the year ended December 31, 2010, $39 million for the year ended December 31, 2011 and $10 million for the year ended December 31, 2012, notwithstanding any further debt repurchases, modifications, extinguishments or conversion of its convertible debt subject to accounting under this guidance prior to maturity.

This new guidance is only applicable to the Company's 5.25% Convertible Senior Notes due 2011 and 3.5% Convertible Senior Notes due 2012, as the Company has the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock, upon conversion for each of these issuances. The 5.25% Convertible Senior Notes are convertible, at the option of the holders, into approximately 50 million shares of the Company's common stock as of December 31, 2009, at a conversion rate of $3.98 per share, subject to certain adjustments. The 3.5% Convertible Senior Notes are convertible, at the option of the holders, into approximately 54 million shares of the Company's common stock as of December 31, 2009, at a conversion price of $5.46 per share, subject to certain adjustments.

The Company recognized total interest expense of approximately $64 million, $66 million and $63 million during the years ended December 31, 2009, 2008 and 2007, respectively, related to both the contractual interest coupon and amortization of the discount for the liability component of the Company's 5.25% Convertible Senior Notes and 3.5% Convertible Senior Notes. The effective interest rate on the liability component of the Company's 5.25% Convertible Senior Notes is approximately 17%. The effective interest rate on the liability component of the Company's 3.5% Convertible Senior Notes is approximately 11%. The Company is amortizing the discount on the liability component of its 5.25% Convertible Senior Notes and 3.5% Convertible Senior Notes over the remaining term of each issuance.

The carrying amount of the equity component, principal amount of the liability component, unamortized debt discount related to the liability component and net carrying amount of the liability component of the Company's convertible debt that may be settled in cash upon conversion as of December 31, 2009 and December 31, 2008 were as follows (in millions):

	December 31, 2009	December 31, 2008
Carrying amount of equity component	$243	$ 241
Principal amount of liability component	$493	$ 656
Unamortized discount related to liability component	(84)	(158)
Net carrying amount of liability component	$409	$ 498

(11) Long-Term Debt (Continued)

2009 Debt Issuances

During the second quarter of 2009, Level 3 Financing amended and restated its existing senior secured credit facility to increase the borrowings through the creation of a $280 million Tranche B Term Loan that matures on March 13, 2014 with a current interest rate of LIBOR plus 8.50% per annum, with LIBOR set at a minimum of 3.00%. The net proceeds of the Tranche B Term Loan were approximately $274 million after deducting a $2 million original issue discount and $4 million of debt issuance costs.

Level 3 Financing's obligations under the Tranche B Term Loan are, subject to certain exceptions, secured by certain of the assets of (i) the Company and (ii) certain of the Company's material domestic subsidiaries which are engaged in the communications business. The Company and certain of its subsidiaries have also guaranteed the obligations of Level 3 Financing under the Tranche B Term Loan.

No changes were made to any of the restrictive covenants or events of default contained in the existing senior secured credit facility.

During the fourth quarter of 2009, Level 3 Communications, Inc. issued (at par) $275 million aggregate principal of 7% Convertible Senior Notes due 2015, Series B, (the "7% Convertible Senior Notes, Series B"). The net proceeds approximated $274 million after deducting debt issuance costs of approximately $1 million. These new notes are substantially similar in all respects to the $200 million of 7% Convertible Notes due 2015 issued on June 26, 2009, except that these notes will be a separate series (Series B). The 7% Convertible Senior Notes due 2015, Series B, will mature on March 15, 2015 and have an interest rate of 7% per annum with interest payable semi-annually on March 15 and September 15, beginning on March 15, 2010. Interest on these notes will accrue from October 15, 2009.

2009 Debt Exchange

During the second quarter of 2009, the Company exchanged approximately $142 million aggregate principal amount of the Company's 6% Convertible Subordinated Notes due 2010 and approximately $140 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 for $200 million aggregate principal amount of the Company's 7% Convertible Senior Notes due 2015 ("7% Convertible Notes due 2015") and $78 million in cash, plus accrued and unpaid interest.

The Company recognized a net gain on the exchange transaction, after deducting $1 million in unamortized debt issuance costs, of approximately $7 million. The gain was recorded in "Gain on extinguishment of debt, net" in the consolidated statements of operations.

The Company paid approximately $3 million of debt issuance costs in the third quarter related to this transaction.

2009 Debt Repurchases and Maturities

In the first quarter of 2009, the Company repurchased $5 million aggregate principal amount of its 6% Convertible Senior Notes due 2009 and $1 million aggregate principal amount of its 11.5% Senior Notes due 2010 at discounts to the principal amounts and recognized a net gain on extinguishment of less than $1 million.

In the second quarter of 2009, the Company repurchased approximately $301 million aggregate principal amount of various issues of its convertible debt at discounts to the principal amount and

(11) Long-Term Debt (Continued)

recognized a net gain on extinguishment of debt of approximately $7 million. The gain consisted of a $33 million cash gain, which was partially offset by $20 million of unamortized debt discount, $1 million in unamortized debt issuance costs and a $5 million increase to equity for the component of the convertible debt subject to new guidance for convertible debt that may be settled in cash upon conversion. The gain was recorded in "Gain on extinguishment of debt, net" in the consolidated statements of operations.

The second quarter 2009 debt repurchases consisted of $121 million in 2009 maturities, $50 million in 2010 maturities, $106 million in 2011 maturities and $24 million in 2012 maturities. The second quarter 2009 debt repurchases consisted of the following:

- $121 million aggregate principal amount of 6% Convertible Subordinated Notes due 2009;
- $47 million aggregate principal amount of 6% Convertible Subordinated Notes due 2010;
- $3 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010;
- $75 million aggregate principal amount of 5.25% Convertible Senior Notes due 2011;
- $31 million aggregate principal amount of 10% Convertible Senior Notes due 2011; and
- $24 million aggregate principal amount of 3.5% Convertible Senior Notes due 2012.

In the third quarter of 2009, $55 million of outstanding aggregate principal of the Company's 6% Convertible Subordinated Notes due 2009 matured. In addition, during the third quarter of 2009, the Company repurchased approximately $39 million aggregate principal amount of various issues of its convertible and floating rate debt at discounts to the principal amount and recognized a net gain on extinguishment of debt of approximately $2 million. The third quarter 2009 debt repurchases consisted of $11 million in 2010 maturities and $28 million in 2011 maturities. The third quarter 2009 debt repurchases consisted of the following:

- $25 million aggregate principal amount of 10% Convertible Senior Notes due 2011
- $8 million aggregate principal amount of 6% Convertible Subordinated Notes due 2010;
- $3 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010; and
- $3 million aggregate principal amount of Floating Rate Notes due 2011.

During the fourth quarter of 2009, the Company repurchased approximately $73 million aggregate principal amount of various issues of its convertible and floating rate debt at discounts to the principal amount and recognized a net loss on extinguishment of debt of approximately $2 million. The loss consisted of $11 million of unamortized debt discount and unamortized debt issuance costs partially offset by a cash gain of $6 million and a $3 million decrease to equity for the component of the convertible debt subject to the new guidelines. The fourth quarter 2009 debt repurchases consisted of the following:

- $56 million aggregate principal amount of 5.25% Convertible Senior Notes due 2011
- $7 million aggregate principal amount of 3.5% Convertible Senior Notes due 2012;
- $7 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010; and
- $3 million aggregate principal amount of Floating Rate Notes due 2011.

(11) Long-Term Debt (Continued)

2009 Debt Redemption

The Company redeemed the remaining $13 million aggregate principal amount of its 11.5% Senior Notes due 2010 at 100% of the outstanding principal amount in the second quarter of 2009.

2008 Debt Issuances

In December 2008, the Company issued $400 million aggregate principal amount of its 15% Convertible Senior Notes due 2013 and received gross proceeds of $400 million. The proceeds from this issuance were primarily used to repurchase, through tender offers, a portion of the Company's 6% Convertible Subordinated Notes due 2009, 6% Convertible Subordinated Notes due 2010 and 2.875% Convertible Senior Notes due 2010. See a detailed description of the notes below.

2008 Debt Repurchases

In September 2008, in various transactions, the Company repurchased $39 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 at discounts to the principal amount and recognized a net gain on extinguishment of debt of $1 million. Unamortized debt issuance costs totaled less than $1 million and accrued interest paid at the time of repurchase totaled less than $1 million.

In September 2008, the Company repurchased $32 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 at a discount to the principal amount and recognized a net gain on extinguishment of debt of $2 million. Unamortized debt issuance costs totaled less than $1 million and accrued interest paid at the time of repurchase totaled $1 million.

In December 2008, in connection with the issuance of the 15% Convertible Senior Notes due 2013, the Company repurchased using $336 million in cash, through tender offers $460 million aggregate principal amount of various issues of its convertible debt securities at discounts to par and recognized a gain on the extinguishment of debt of approximately $122 million. The gain consisted of a $124 million cash gain, which was partially offset by $2 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $7 million.

The December 2008 debt repurchases consisted of the following:

- $163 million of 2.875% Convertible Senior Notes due 2010;
- $173 million of 6% Convertible Subordinated Notes due 2010; and
- $124 million of 6% Convertible Subordinated Notes due 2009.

2008 Debt for Equity Exchanges

On multiple dates in October 2008, the Company entered into exchange agreements with holders of various issues of its convertible debt and issued approximately 48 million shares of Level 3 common stock in exchange for approximately $108 million aggregate principal amount of its convertible debt securities. The shares of the Company's common stock are exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. These transactions were considered to be induced conversions and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the $108 million aggregate principal amount of convertible debt securities of

(11) Long-Term Debt (Continued)

approximately $36 million, consisting of $35 million of debt conversion expense and $1 million of previously capitalized debt issuance costs and expenses. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

The fourth quarter 2008 exchange transactions consisted of the following:

- $18 million of 6% Convertible Subordinated Notes due 2009;
- $47 million of 10% Convertible Senior Notes due 2011;
- $19 million of 2.875% Convertible Senior Notes due 2010;
- $15 million of 5.25% Convertible Senior Notes due 2011; and
- $9 million of 3.5% Convertible Senior Notes due 2012.

2008 Debt Repayments

During March 2008, Level 3 Communications, Inc. repaid the remaining $20 million of outstanding 11% Senior Notes due 2008 and $6 million (€4 million) of outstanding 10.75% Senior Euro Notes due 2008.

Senior Secured Term Loan due 2014

On March 13, 2007, Level 3 Communications, Inc., as guarantor, Level 3 Financing, as borrower, Merrill Lynch Capital Corporation, as administrative agent and collateral agent, and certain other agents and certain lenders entered into a Credit Agreement, pursuant to which the lenders extended a $1.4 billion senior secured term loan to Level 3 Financing. The $1.4 billion senior secured term loan has an interest rate of LIBOR plus an applicable margin of 2.25% per annum. In addition, during the second quarter of 2009, Level 3 Financing amended and restated its existing senior secured Credit Agreement to increase the borrowings through the creation of a $280 million Tranche B Term Loan with a current interest rate of LIBOR plus 8.50% per annum, with LIBOR set at a minimum of 3.00%. The entire $1.68 billion senior secured term loan ("Senior Secured Term Loan due 2014") matures on March 13, 2014.

The borrower has the option of electing one, two, three or six month LIBOR at the end of each interest period and may elect different options with respect to different portions of the Senior Secured Term Loan due 2014. Interest is payable in cash at the end of each LIBOR period elected in arrears, beginning July 13, 2007, provided that in the case of a six month interest period, interim interest payments are required at the end of the first three months. The interest rate on $1.0 billion of the Senior Secured Term Loan due 2014 resets quarterly and was 2.53% as of December 31, 2009 and 7.0% as of December 31, 2008. The interest rate on $400 million resets quarterly and was 2.53% as of December 31, 2009 and $7.0% as of December 31, 2008. The interest rate on the remaining $280 million of the Senior Secured Term Loan due 2014 issued in the second quarter of 2009 currently resets semiannually and was 11.5% as of December 31, 2009.

(11) Long-Term Debt (Continued)

Level 3 Financing's obligations under this term loan are, subject to certain exceptions, secured by certain assets of the Company and certain of the Company's material domestic subsidiaries that are engaged in the telecommunications business.

The Senior Secured Term Loan due 2014 includes certain negative covenants which restrict the ability of the Company, Level 3 Financing and any restricted subsidiary to engage in certain activities. The Senior Secured Term Loan due 2014 also contains certain events of default. It does not require the Company or Level 3 Financing to maintain specific financial ratios or other financial metrics.

Level 3 used a portion of the original net proceeds after transaction costs to repay Level 3 Financing's $730 million Senior Secured Term Loan due 2011 under that certain credit agreement dated June 27, 2006. In addition, Level 3 used a portion of the net proceeds to fund the purchase of certain of its existing debt securities.

Debt issuance costs of $22 million were capitalized and are being amortized to interest expense over the term of the Senior Secured Term Loan due 2014 using the effective interest method. As a result of amortization, the capitalized debt issuance costs have been reduced to $16 million at December 31, 2009.

10.75% Senior Notes due 2011

In October 2003, Level 3 Financing received $486 million of net proceeds from a private placement offering of $500 million aggregate principal amount of its 10.75% Senior Notes due 2011 ("10.75% Senior Notes"). The Notes were subsequently registered through a public exchange offer. As of December 31, 2009, a total of $497 million aggregate principal amount of the 10.75% Senior Notes had been redeemed. Interest on the notes accrues at 10.75% per year and is payable in arrears on April 15 and October 15 each year in cash. These notes are guaranteed by Level 3 Communications, LLC and Level 3 Communications, Inc. (See Note 16).

On December 8, 2009, Level 3 Financing notified holders of the outstanding 10.75% Senior Notes that it was redeeming the notes, at a price of 100% of the principal amount plus accrued and unpaid interest, effective January 7, 2010. The Company has included the $3 million of outstanding 10.75% Senior Notes within current portion of long term debt on the December 31, 2009 consolidated balance sheet.

The 10.75% Senior Notes were senior, unsecured obligations of Level 3 Financing, ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Financing.

Debt issuance costs of $14 million were originally capitalized and were amortized to interest expense through the redemption date. As a result of amortization and repurchases, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2009.

(11) Long-Term Debt (Continued)

12.25% Senior Notes due 2013

On March 14, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, as borrower, entered into an indenture with the Bank of New York, as trustee, and issued $250 million aggregate principal amount of 12.25% senior notes due 2013 ("12.25% Senior Notes due 2013") in a private offering. The Notes were subsequently registered in a public offering.

On April 6, 2006, the Company issued $300 million aggregate principal amount of 12.25% Senior Notes due 2013 in a private offering. The Notes were subsequently registered through a public exchange offer. These notes, together with the $250 million aggregate principal amount of 12.25% Senior Notes due 2013 issued on March 14, 2006, are treated under the same indenture as a single series of notes. The Company received net proceeds of $538 million associated with the 12.25% Senior Notes due 2013.

The 12.25% Senior Notes due 2013 are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. These notes are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (See Note 16). Interest on the notes accrues at 12.25% per year and is payable on March 15 and September 15 of each year, beginning on September 15, 2006. The $250 million of 12.25% Senior Notes due 2013 issued on March 14, 2006 were priced at 96.618% of par. The $300 million of 12.25% Senior Notes due 2013 issued on April 6, 2006 were priced at 102% of par. The resulting net discount for the two issuances of approximately $2 million is reflected as a reduction in long-term debt and is being amortized as interest expense over the remaining term of the 12.25% Senior Notes due 2013 using the effective interest method.

The 12.25% Senior Notes due 2013 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after March 15, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning March 15, of the years indicated below:

Year	Redemption Price
2010	106.125%
2011	103.063%
2012	100.000%

The 12.25% Senior Notes due 2013 contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $11 million were capitalized and are being amortized over the term of the 12.25% Senior Notes due 2013. As a result of amortization, the capitalized debt issuance costs have been reduced to $8 million at December 31, 2009.

See Note 17—Subsequent Events regarding additional information regarding the repurchase of the 12.25% Senior Notes due 2013 in the first quarter of 2010. As such these notes have been classified as current portion of long-term debt on the consolidated balance sheet.

(11) Long-Term Debt (Continued)

9.25% Senior Notes Due 2014

On October 30, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $588 million of net proceeds after transaction costs, from a private offering of $600 million aggregate principal amount of its 9.25% Senior Notes due 2014 ("9.25% Senior Notes Due 2014"). On December 13, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $661 million of net proceeds after transaction costs and accrued interest, for a second offering of $650 million aggregate principal amount of 9.25% Senior Notes due 2014. These notes together with the $600 million aggregate principal amount of 9.25% Senior Notes due 2014 issued on October 30, 2006 were issued under the same indenture and will be treated as a single series of notes. The Company received total net proceeds of $1.239 billion (excluding prepaid interest). The Notes were subsequently registered through a public exchange offer.

The 9.25% Senior Notes due 2014 are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. These notes are guaranteed by Level 3 Communications, Inc. (see Note 16). The notes will mature on November 1, 2014. Interest on the 9.25% Senior Notes Due 2014 accrues at 9.25% interest per year and is payable semi-annually in cash on May 1 and November 1 beginning May 1, 2007. The $600 million of 9.25% Senior Notes due 2014 issued on October 30, 2006 were priced at par. The $650 million of 9.25% Senior Notes due 2014 issued on December 13, 2006 were priced at 101.75% of par plus accrued interest from October 30, 2006, representing an effective yield of 8.86% to the purchasers of these senior notes. The resulting premium of the two issuances of approximately $11 million is reflected as an increase to long-term debt and is being amortized as a reduction to interest expense over the remaining term of the 9.25% Senior Notes due 2014 using the effective interest method. As of December 31, 2009, the premium remaining was approximately $8 million.

The 9.25% Senior Notes Due 2014 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after November 1, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning November 1, of the years indicated below:

Year	Redemption Price
2010	104.625%
2011	102.313%
2012	100.000%

The 9.25% Senior Notes due 2014 contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $23 million were capitalized and are being amortized over the term of the 9.25% Senior Notes due 2014. As a result of amortization, the capitalized debt issuance costs have been reduced to $16 million at December 31, 2009.

(11) Long-Term Debt (Continued)

Floating Rate Senior Notes Due 2015 and 8.75% Senior Notes Due 2017

On February 14, 2007, Level 3 Financing received $982 million of net proceeds after transaction costs, from a private offering of $700 million aggregate principal amount of its 8.75% Senior Notes due 2017 (the "8.75% Senior Notes") and $300 million aggregate principal amount of its Floating Rate Senior Notes due 2015 (the "2015 Floating Rate Senior Notes"). The Notes were subsequently registered through a public exchange offer. The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. Level 3 Communications, Inc. and Level 3 Communications, LLC have guaranteed the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes (See Note 16). Interest on the 8.75% Senior Notes accrues at 8.75% interest per year and is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 8.75% Senior Notes will be due on February 15, 2017. Interest on the 2015 Floating Rate Senior Notes accrues at LIBOR plus 3.75% per annum, reset semi-annually. The interest rate was 4.60% at December 31, 2009. Interest on the 2015 Floating Rate Senior notes is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 2015 Floating Rate Senior Notes will be due on February 15, 2015.

At any time prior to February 15, 2012, Level 3 Financing may redeem all or a part of the 8.75% Senior Notes upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the 8.75% Senior Notes so redeemed plus the 8.75% Applicable Premium as of, and accrued and unpaid interest thereon (if any) to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

With respect to the 8.75% Senor Notes, "8.75% Applicable Premium" means on any redemption date, the greater of (1) 1.0% of the principal amount of such 8.75% Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) 104.375% of the principal amount of such 8.75% Senior Notes plus (ii) all required interest payments due on such 8.75% Senior Notes through February 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture governing the 8.75% Senior Notes) as of such redemption date plus 50 basis points, over (b) the principal amount of such 8.75% Senior Notes.

The 8.75% Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2012 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2012	104.375%
2013	102.917%
2014	101.458%
2015	100.000%

(11) Long-Term Debt (Continued)

The Floating Rate Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2010	101.0%
2011	100.0%

The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $16 million were capitalized and are being amortized over the term of the 8.75% Senior Notes due 2017. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $13 million at December 31, 2009.

Debt issuance costs of approximately $6 million were capitalized and are being amortized over the term of the Floating Rate Senior Notes due 2015. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $4 million at December 31, 2009.

2.875% Convertible Senior Notes due 2010

In July 2003, Level 3 Communications, Inc. completed the offering of $374 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 ("2.875% Convertible Senior Notes") in an underwritten public offering pursuant to the Company's shelf registration statement. Interest on the notes accrues at 2.875% per year and is payable semi-annually in arrears in cash on January 15 and July 15, beginning January 15, 2004. The 2.875% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt. The 2.875% Convertible Senior Notes contain limited covenants, which restrict additional liens on assets of the Company.

In October 2008, the Company completed the exchange of $19 million in aggregate principal amount of its 2.875% Convertible Senior Notes for a total of 7 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to these exchanges were exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. These transactions were considered to be induced conversions and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the 2.875% Convertible Senior Notes of $8 million, consisting of approximately $8 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

In December 2008, the Company repurchased using $101 million in cash, through tender offers, $163 million aggregate principal amount of its 2.875% Convertible Senior Notes at a price equal to $620 per $1,000 principal amount of the notes and recognized a gain on the extinguishment of debt of approximately $61 million. The gain consisted of a $62 million cash gain, which was partially offset by

(11) Long-Term Debt (Continued)

$1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $2 million. The gain was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

During the second quarter of 2009, the Company repurchased approximately $140 million aggregate principal amount of its 2.875% Convertible Senior Notes as part of the 7% Convertible Senior Notes due 2015 transaction and an additional $3 million in other transactions.

In the third and fourth quarters of 2009, the Company repurchased $10 million aggregate principal amount of 2.875% Convertible Senior Notes due 2010.

The remaining 2.875% Convertible Senior Notes are convertible into shares of the Company's common stock at a conversion rate of $7.18 per share, subject to certain adjustments. At any time and from time to time, the Company, at its option, may redeem for cash all or a portion of the notes. The Company may exercise this option only if the current market price for Level 3's common stock for at least 20 trading days within any 30 consecutive trading day period exceeds 150% of the conversion price on or after July 15, 2009. The Company would also be obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

Debt issuance costs of $13 million were originally capitalized and are being amortized to interest expense over the term of the 2.875% Convertible Senior Notes. As a result of amortization, exchanges and repurchases the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2009.

5.25% Convertible Senior Notes due 2011

On December 2, 2004, Level 3 Communications, Inc. completed the offering of $345 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011 ("5.25% Convertible Senior Notes") in a private offering. Interest on the notes accrues at 5.25% per year and is payable semi-annually in arrears in cash on June 15 and December 15, beginning June 15, 2005. The 5.25% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt of Level 3 Communications, Inc. The 5.25% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

In October 2008, the Company completed the exchange of $15 million in aggregate principal amount of its 5.25% Convertible Senior Notes for a total of 5 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to this exchange were exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. This transaction was considered to be an induced conversion and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the 5.25% Convertible Senior Notes of $3 million, consisting of approximately $3 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

During 2009, the Company repurchased approximately $131 million aggregate principal amount of its 5.25% Convertible Senior Notes at discounts to the principal amount and recognized a net loss on extinguishment of debt of approximately $3 million.

(11) Long-Term Debt (Continued)

The remaining 5.25% Convertible Senior Notes are convertible, at the option of the holders, into shares of the Company's common stock at a conversion rate of $3.98 per share, subject to certain adjustments. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 5.25% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount plus accrued interest and a make whole premium. As of December 31, 2008, the make whole premium privileges on the 5.25% Convertible Senior Notes had lapsed.

On or after December 15, 2009, Level 3, at its option, may redeem for cash all or a portion of the notes. The 5.25% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice, on or after December 15, 2009, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning December 15, of the years indicated below:

Year	Redemption Price
2009	101.500%
2010 and thereafter	100.750%

Debt issuance costs of $11 million were originally capitalized and are being amortized to interest expense over the term of the 5.25% Convertible Senior Notes. As a result of amortization, repurchases and exchanges, the remaining unamortized debt issuance costs were $1 million at December 31, 2009.

10% Convertible Senior Notes due 2011

In April 2005, Level 3 Communications, Inc. received $877 million of net proceeds, after giving effect to offering expenses, from an offering of $880 million aggregate principal amount of its 10% Convertible Senior Notes due 2011 ("10% Convertible Senior Notes") to institutional investors. Interest on the notes accrues at 10% per year and will be payable semi-annually on May 1 and November 1 beginning on November 1, 2005. The 10% Convertible Senior Notes are unsecured unsubordinated obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future unsecured unsubordinated debt of Level 3 Communications, Inc. The 10% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

In January 2007, in two separate transactions, Level 3 completed the exchange of $605 million in aggregate principal amount of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to these announced exchanges are exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. The Company recognized a $177 million loss on extinguishment of debt for the exchanges. Included in the loss was approximately $1 million of unamortized debt issuance costs.

In October 2008, the Company completed the exchange of $47 million in aggregate principal amount of its 10% Convertible Senior Notes for a total of 22 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to this exchange was exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. This transaction was considered to be an induced conversion and as a result, the Company recorded a non-cash loss in

(11) Long-Term Debt (Continued)

the fourth quarter of 2008 on the exchange of the 10% Convertible Senior Notes of $15 million, consisting of approximately $15 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

In 2009, in various transactions, the Company repurchased $56 million aggregate principal amount of the 10% Convertible Senior Notes and recognized a net gain on extinguishment of debt of approximately $3 million.

The remaining 10% Convertible Senior Notes are convertible by holders at any time and from time to time into shares of Level 3 common stock at a conversion price of $3.60 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 277.77 shares per $1,000 principal amount of notes. In addition, holders of the 10% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount of the notes plus accrued interest and a make whole premium. As of December 31, 2009, the make-whole premium provisions on the 10% Convertible Senior Notes had lapsed.

On or after May 1, 2009, Level 3, at its option, may redeem for cash all or a portion of the notes. The 10% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than sixty nor less than thirty days' notice, on or after May 1, 2009, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning May 1, of the years indicated below:

Year	Redemption Price
2009	103.330%
2010 and thereafter	101.670%

Debt issuance costs of $3 million were originally capitalized and are being amortized to interest expense over the term of the 10% Convertible Senior Notes. As a result of amortization and exchanges, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2009.

3.5% Convertible Senior Notes due 2012

On June 13, 2006 Level 3 Communications, Inc. received $326 million of net proceeds, after giving effect to offering expenses, from a public offering of $335 million aggregate principal amount of its 3.5% Convertible Senior Notes due 2012 ("3.5% Convertible Senior Notes"). The 3.5% Convertible Senior Notes were priced at 100% of the principal amount. The notes are senior unsecured obligations of the Company, ranking equal in right of payment with all the Company's existing and future unsubordinated indebtedness. The 3.5% Convertible Senior Notes will mature on June 15, 2012. Interest on the notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2006. The 3.5% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

In October 2008, the Company completed the exchange of $9 million in aggregate principal amount of its 3.5% Convertible Senior Notes for a total of 3 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to this exchange was exempt from

(11) Long-Term Debt (Continued)

registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. This transaction was considered to be an induced conversion and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the 3.5% Convertible Senior Notes of $2 million, consisting of approximately $2 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

During 2009, in various transactions, the Company repurchased approximately $31 million aggregate principal amount of its 3.5% Convertible Senior Notes at discounts to the principal amount and recognized a net gain on extinguishment of debt of approximately $3 million.

The remaining 3.5% Convertible Senior Notes will be convertible by holders at any time before the close of business on June 15, 2012 into shares of Level 3's common stock at a conversion price of $5.46 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 183.1502 shares of common stock per $1,000 principal amount of these notes. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 3.5% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount of the notes plus accrued interest. In addition, if a holder elects to convert its notes in connection with certain changes in control, Level 3 could be required to pay a make whole premium by increasing the number of shares deliverable upon conversion of the notes.

The 3.5% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice, on or after June 15, 2010, plus accrued and unpaid interest thereon (if any) to the redemption date, if redeemed during the twelve months beginning June 15, of the years indicated below:

Year	Redemption Price
2010	101.17%
2011	100.58%

Debt issuance costs of $9 million were originally capitalized and are being amortized to interest expense over the term of the 3.5% Convertible Senior Notes. As a result of amortization and the exchange, the capitalized debt issuance costs have been reduced to approximately $3 million at December 31, 2009.

15% Convertible Senior Notes Due 2013

On December 24, 2008 the Company received gross proceeds of $373.8 million and on December 31, 2008 the Company received gross proceeds of $26.2 million from the issuance of its $400 million 15% Convertible Senior Notes due 2013 ("15% Convertible Senior Notes"). The proceeds from this issuance were primarily used to repurchase, through tender offers, a portion of the Company's 6% Convertible Subordinated Notes due 2009, 6% Convertible Subordinated Notes due 2010 and 2.875% Convertible Senior Notes due 2010. The 15% Convertible Senior Notes were priced at 100% of the principal amount. The 15% Convertible Senior Notes are unsecured and unsubordinated obligations and will rank equally with all the Company's existing and future unsecured

(11) Long-Term Debt (Continued)

and unsubordinated indebtedness. The 15% Convertible Senior Notes will mature on January 15, 2013. Interest on the notes will accrue from the date of original issuance at a rate of 15% per year and will be payable on January 15 and July 15 of each year, beginning on January 15, 2009. The 15% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

The 15% Convertible Senior Notes are convertible by holders into shares of the Company's common stock at an initial conversion price of $1.80 per share (which is equivalent to a conversion rate of 555.5556 shares of common stock per $1,000 principal amount of the 15% Convertible Senior Notes), subject to adjustment upon certain events, at any time before the close of business on January 15, 2013. If at any time following the date of original issuance of the 15% Convertible Senior Notes and prior to the close of business on January 15, 2013 the closing per share sale price of the Company's common stock exceeds 222.2% of the conversion price then in effect for at least 20 trading days within any 30 consecutive trading day period, the 15% Convertible Senior Notes will automatically convert into shares of Level 3 common stock, plus accrued and unpaid interest (if any) to, but excluding the automatic conversion date, which date will be designated by the Company following such automatic conversion event.

Holders of the 15% Convertible Senior Notes may require the Company to repurchase all or any part of their notes upon the occurrence of a designated event at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date, if any.

In addition, if a holder elects to convert its 15% Convertible Senior Notes in connection with certain changes in control, the Company could be required to pay a make-whole premium by increasing the number of shares deliverable upon conversion of such notes. Any make whole premium will have the effect of increasing the number of shares due to holders of the 15% Convertible Senior Notes upon conversion.

Debt issuance costs of $3 million were originally capitalized and are being amortized to interest expense over the term of the 15% Convertible Senior Notes. The unamortized debt issuance costs were approximately $3 million at December 31, 2009.

9% Convertible Senior Discount Notes due 2013

In October 2003, Level 3 Communications, Inc. issued $295 million aggregate principal amount at maturity of 9% Convertible Senior Discount Notes due 2013. Interest on the 9% Convertible Senior Discount Notes accretes at a rate of 9% per annum, compounded semiannually, to an aggregate principal amount of $295 million by October 15, 2007. Cash interest did not accrue on the 9% Convertible Senior Discount Notes prior to October 15, 2007. Commencing October 15, 2007, interest on the 9% Convertible Senior Discount Notes accrues at the rate of 9% per annum and is payable in cash semiannually in arrears.

The 9% Convertible Senior Discount Notes are convertible into shares of the Company's common stock at a conversion rate of $9.99 per share, subject to certain adjustments. On or after October 15, 2008, the Company, at its option, may redeem for cash all or a portion of the notes. The Company may exercise this option only if the current market price for at least 20 trading days within any 30 consecutive trading day period exceeds 140% of the conversion price. If the initial holders sell greater than 33.33% of the notes, this amount decreases to 130% and 120% effective October 15, 2009 and 2010, respectively. The Company is also obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

(11) Long-Term Debt (Continued)

The 9% Convertible Senior Discount Notes are subject to conversion into common stock at the option of the holder, in whole or in part, at any time or from time to time at a conversion rate of 100.09 shares per $1,000 of face value of the debt plus accrued and unpaid interest thereon to the conversion date.

These notes are senior unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Communications, Inc.

7% Convertible Senior Notes due 2015

On June 26, 2009, Level 3 Communications, Inc. issued $200 million aggregate principal amount of 7% Convertible Notes due 2015 under an indenture between Level 3 and The Bank of New York, as trustee. The 7% Convertible Notes due 2015 were issued in conjunction with the exchange of approximately $142 million aggregate principal amount of the Company's 6% Convertible Subordinated Notes due 2010 and approximately $140 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010. As part of this exchange, Level 3 also paid $78 million in cash, including accrued and unpaid interest for the notes exchanged.

On October 15, 2009, Level 3 issued $275 million aggregate principal amount of 7% Convertible Senior due 2015, Series B under a second supplemental indenture between Level 3 and The Bank of New York, as trustee. The 7% Convertible Senior Notes due 2015, Series B are substantially similar in all respects to the 7% Convertible Senior Notes due 2015. The 7% Convertible Senior Notes due 2015, together with the 7% Convertible Senior Notes due 2015, Series B are referred to as the "7% Convertible Senior Notes due 2015".

The 7% Convertible Senior Notes due 2015 mature on March 15, 2015 and bear interest at a rate of 7% per annum, payable semiannually in arrears on March 15 and September 15. Interest payments commence for the 7% Convertible Senior Notes due 2015, Series A on September 15, 2009 and on March 15, 2010 for the 7% Convertible Senior Notes due 2015, Series B. The 7% Convertible Senior Notes due 2015 rank equally in right of payment with all other existing and future senior unsecured indebtedness of Level 3 Communications, Inc.

The 7% Convertible Senior Notes due 2015 are convertible into shares of Level 3 common stock, at the option of the holder, at any time prior to maturity, unless previously repurchased or redeemed, or unless Level 3 has caused the conversion rights to expire. The 7% Convertible Senior Notes due 2015 may be converted at the initial rate of 555.5556 shares of common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $1.80 per share.

Upon the occurrence of a designated event (a change of control or a termination of trading), holders of the 7% Convertible Senior Notes due 2015 will have the right, subject to certain exceptions and conditions, to require Level 3 to repurchase all or any part of the 7% Convertible Senior Notes due 2015 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest thereon (if any) to, but excluding, the designated event purchase date. In addition, if an event treated as a change in control of Level 3 occurs, Level 3 will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 7% Convertible Senior Notes due 2015 at a purchase price of 100% of the principal amount, plus a "make whole" premium, by increasing the conversion rate applicable to such 7% Convertible Senior Notes due 2015.

(11) Long-Term Debt (Continued)

Debt issuance costs of $4 million were originally capitalized and are being amortized to interest over the term of the 7% Convertible Senior Notes due 2015 using the effective interest method. The unamortized debt issuance costs were approximately $4 million at December 31, 2009.

6% Convertible Subordinated Notes due 2010

In February 2000, Level 3 Communications, Inc. received $836 million of net proceeds, after transaction costs, from a public offering of $863 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 ("Subordinated Notes 2010"). The Subordinated Notes 2010 are unsecured and subordinated to all existing and future senior indebtedness of the Company. Interest on the Subordinated Notes 2010 accrues at 6% per year and is payable semi-annually in cash on March 15 and September 15 beginning September 15, 2000. The principal amount of the Subordinated Notes 2010 will be due on March 15, 2010.

In September 2008, the Company repurchased $32 million aggregate principal amount of Subordinated Notes 2010 at a discount to the principal amount and recognized a net gain on extinguishment of debt of $2 million. Unamortized debt issuance costs totaled less than $1 million and accrued interest paid at the time of repurchase totaled $1 million.

In December 2008, in connection with the issuance of the $400 million of 15% Convertible Senior Notes due 2013, the Company repurchased using $121 million in cash, through tender offers, $173 million aggregate principal amount of Subordinated Notes 2010 at a price equal to $700 per $1,000 principal amount of the notes and recognized a gain on the extinguishment of debt of approximately $51 million. The gain consisted of a $52 million cash gain, which was partially offset by $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $3 million. The gain was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

During the second quarter of 2009, the Company repurchased approximately $142 million aggregate principal amount of the Company's 6% Convertible Subordinated Notes due 2010 as part of the issuance of the 7% Convertible Senior Notes due 2015 ("Convertible 7% Notes") and recognized a loss on the extinguishment of debt of less than $1 million.

In the third quarter of 2009, in various transactions, the Company repurchased $8 million aggregate principal amount of 6% Convertible Subordinated Notes due 2010 and recognized a net gain on the extinguishment of debt of less than $1 million.

The remaining Subordinated Notes 2010 may be converted into shares of common stock of Level 3 Communications, Inc. at any time prior to the close of business on the business day immediately preceding maturity, unless previously redeemed, repurchased or Level 3 Communications, Inc. has caused the conversion rights to expire. The conversion rate is 7.416 shares per each $1,000 principal amount of Subordinated Notes 2010, subject to adjustment in certain events.

Debt issuance costs of $27 million were originally capitalized and are being amortized to interest expense over the term of the Subordinated Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2009.

(11) Long-Term Debt (Continued)

Commercial Mortgage

In the third quarter of 2005, the HQ Realty, Inc., a wholly owned subsidiary of the Company, completed a refinancing of the mortgage on the Company's corporate headquarters. On September 27, 2005, HQ Realty, Inc. entered into a $70 million loan at an initial fixed rate of 6.86% through October 1, 2010, the initial repayment date as defined in the loan agreement ("Commercial Mortgage"). The term of the Commercial Mortgage will automatically extended to a final maturity date of October 1, 2015 at the election of HQ Realty, Inc. if the Commercial Mortgage is not paid in full in 2010. The Company expects to extend the term of the Commercial Mortgage to the final maturity date and therefore it is recorded in long-term debt on the consolidated balance sheet. After October 1, 2010 through maturity in 2015, the interest rate will adjust to the greater of 9.86% or the five year U.S. Treasury rate plus 300 basis points. HQ Realty, Inc. received $66 million of net proceeds after transaction costs and has deposited $7 million into restricted cash accounts as of December 31, 2009, for future facility improvements and property taxes. HQ Realty, Inc. was required to make interest only payments in the first year and began making monthly principal payments in the second year based on a 30-year amortization schedule.

Debt issuance costs of $1 million were capitalized and are being amortized as interest expense over the term of the Commercial Mortgage. As a result of amortization, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2009.

The assets of HQ Realty, Inc. are not available to satisfy any third party obligations other than those of HQ Realty, Inc. In addition, the assets of the Company and its subsidiaries other than HQ Realty, Inc. are not available to satisfy the obligations of HQ Realty, Inc.

Capital Leases

The Company leases certain dark fiber facilities and metro fiber under noncancelable IRU agreements that are accounted for as capital leases. All of these capital leases were assumed by the Company through its previous acquisitions. Interest rates on capital leases approximate 8% on average as of December 31, 2009. Depreciation expense related to assets under capital leases is included in depreciation and amortization expense.

Covenant Compliance

At December 31, 2009 and 2008, the Company was in compliance with the covenants on all outstanding debt issuances.

(11) Long-Term Debt (Continued)

Long-Term Debt Maturities:

Aggregate future contractual maturities of long-term debt and capital leases (excluding issue discounts, premiums and fair value adjustments) were as follows as of December 31, 2009 (in millions):

2010	$ 154
2011	377
2012	298
2013	1,248
2014	2,934
Thereafter	1,558
	$6,569

See Note 17—Subsequent Events for information regarding our financing activities subsequent to December 31, 2009.

(12) Employee Benefit Plans

The Company records non-cash compensation expense for its outperform stock appreciation rights that it refers to as outperform stock options ("OSO"), restricted stock units and shares, 401(k) matching contributions, discretionary 401(k) contributions paid in shares and other stock-based compensation. Total non-cash compensation expense related to these equity awards was $59 million in 2009, $78 million in 2008 and $122 million in 2007.

The following table summarizes non-cash compensation expense and capitalized non-cash compensation for each of the three years ended December 31, 2009 (in millions):

	2009	2008	2007
OSO	$ 7	$13	$ 35
Restricted Stock Units and Shares	23	36	42
401(k) Match Expense	16	30	30
401(k) Discretionary Grant Plan	—	—	16
Restricted Stock Unit Bonus Grant	14	—	—
	60	79	123
Capitalized Noncash Compensation	(1)	(1)	(1)
	$59	$78	$122

OSOs and restricted stock units and shares are granted under the Company's 1995 Stock Plan, as amended, which term extends through September 25, 2010. The Company's 1995 Stock Plan, as amended, provides for accelerated vesting of stock awards upon retirement if an employee meets certain age and years of service requirements and certain other requirements. Under the Stock Compensation guidance, if an employee meets the age and years of service requirements under the accelerated vesting provision, the award would be expensed at grant or expensed over the period from the grant date to the date the employee meets the requirements, even if the employee has not actually retired. The Company recognized non-cash compensation expense for employees that met the age and

(12) Employee Benefit Plans (Continued)

years of service requirements for accelerated vesting at retirement of $5 million in 2009, $7 million in 2008 and $11 million in 2007.

Outperform Stock Options

The Company's OSO program was designed so that the Company's stockholders would receive a market return on their investment before OSO holders receive any return on their options. The Company believes that the OSO program directly aligns management's and stockholders' interests by basing stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500 Index. Participants in the OSO program do not realize any value from awards unless the Company's common stock price outperforms the S&P 500® Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500® Index, the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. To the extent that Level 3's common stock outperforms the S&P 500® Index, the value of OSO units to a holder may exceed the value of nonqualified stock options.

The initial strike price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price"), until the exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the date of exercise. The value of the OSO increases for increasing levels of outperformance. OSO units have a multiplier range from zero to four depending upon the performance of Level 3 common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The Pre-multiplier gain is the Level 3 common stock price minus the Adjusted Strike Price on the date of exercise.

Upon exercise of an OSO, the Company shall deliver or pay to the grantee the difference between the Fair Market Value of a share of Level 3 common stock as of the day prior to the exercise date, less the Adjusted Strike Price (the "Exercise Consideration"). The Exercise Consideration may be paid in cash, Level 3 common stock or any combination of cash or Level 3 common stock at the Company's discretion. The number of shares of Level 3 common stock to be delivered by the Company to the grantee is determined by dividing the Exercise Consideration to be paid in Level 3 common stock by the Fair Market Value of a share of Level 3 common stock as of the date prior to the exercise date. Fair Market Value is defined in the OSO agreement, but is currently the closing price per share of Level 3 common stock on the NASDAQ exchange. Exercise of the OSO units does not require any cash outlay by the employee.

Prior to March 31, 2007, OSO awards vested over 2 years and had a 4-year life. Fifty percent of the awards vested at the end of the first year after grant, with the remaining 50% vested over the second year (12.5% per quarter). As part of a comprehensive review of its long-term compensation program completed in the first quarter of 2007, beginning with awards made on or after April 1, 2007,

(12) Employee Benefit Plans (Continued)

OSO units are awarded monthly to employees in mid-management level and higher positions, have a three year life, vest 100% and fully settle on the third anniversary of the date of the award and are valued as of the first day of each month. Recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years.

As of December 31, 2009, there was $11 million of unamortized compensation expense related to granted OSO units. The weighted average period over which this cost will be recognized is 1.75 years.

The fair value of the OSO units granted is calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company utilized a modified Black-Scholes model due to the additional variables required to calculate the effect of the success multiplier of the OSO program. The Company believes that given the relative short life of the options and the other variables used in the model, the modified Black-Scholes model provides a reasonable estimate of the fair value of the OSO units at the time of grant.

	Year Ended December 31,		
	2009	2008	2007
S&P 500 Expected Dividend Yield Rate	3.00%	2.00%	1.78%
Expected Life	3 years	3 years	3 years
S&P 500 Expected Volatility Rate	26%	13%	12%
Level 3 Common Stock Expected Volatility Rate	45%	56%	55%
Expected S&P 500 Correlation Factor	.46	.32	.28
Calculated Theoretical Value	119%	147%	146%
Estimated Forfeiture Rate	20%	12%	12%

The fair value of each OSO grant equals the calculated theoretical value multiplied by the Level 3 common stock price on the grant date.

As described above, recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years. The Company estimates the stock price volatility using a combination of historical and implied volatility as Level 3 believes it is consistent with the approach most marketplace participants would consider using all available information to estimate expected volatility. The Company has determined that expected volatility is more reflective of market conditions and provides a more accurate indication of volatility than using solely historical volatility. In reaching this conclusion, the Company has considered many factors including the extent to which its future expectations of volatility over the respective term is likely to differ from historical measures, the absence of actively traded options and the Company's ability to review volatility of its publicly traded convertible debt with similar terms and prices to the securities the Company is valuing.

The fair value for OSO units awarded to participants during the years ended December 31, 2009, 2008 and 2007 was approximately $8 million, $18 million and $32 million, respectively.

(12) Employee Benefit Plans (Continued)

Transactions involving OSO units awarded are summarized in the table below. The Option Price Per Unit identified in the table below represents the initial strike price, as determined on the day prior to the OSO grant date for those grants.

	Units	Initial Strike Price Per Unit	Weighted Average Initial Strike Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
				(in millions)	
Balance January 1, 2007	15,285,495	$2.03 - $6.66	$3.93	$82.7	2.54 years
Options granted	4,818,069	3.03 - 6.10	5.25		
Options forfeited	(631,603)	2.03 - 6.66	5.08		
Options expired	(1,767,687)	2.03 - 6.66	5.37		
Options exercised	(1,999,717)	2.03 - 5.39	2.87		
Balance December 31, 2007	15,704,557	$2.03 - $6.10	4.27	$ 2.4	2.04 years
Options granted	4,592,809	0.94 - 3.44	2.70		
Options forfeited	(1,552,070)	1.05 - 6.10	4.65		
Options expired	(2,228,545)	2.03 - 6.10	3.97		
Options exercised	(709,483)	2.03 - 3.39	2.42		
Balance December 31, 2008	15,807,268	$0.94 - $6.10	3.90	—	1.56 years
Options granted	7,167,525	.70 - 1.51	1.15		
Options forfeited	(2,320,959)	.70 - 6.10	3.25		
Options expired	(4,804,432)	2.03 - 5.39	3.23		
Options exercised	—	0.00 - 0.00	—		
Balance December 31, 2009	15,849,402	$ .70 - $6.10	$2.95	$ 5.2	1.55 years
Options exercisable ("vested"):					
December 31, 2007	9,821,827	$2.03 - $5.70	$3.72		
December 31, 2008	7,962,066	$2.03 - $5.39	$3.95		
December 31, 2009	3,298,799	$4.44 - $5.39	$5.01	$ —	.50 years

	OSO units Outstanding at December 31, 2009			OSO units Exercisable at December 31, 2009	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Initial Strike Price	Number Exercisable	Weighted Average Initial Strike Price
$.70 - $1.05	2,132,653	2.08	$ .90	0	$ 0
$1.07 - $1.51	5,147,972	2.63	$1.24	0	$ 0
$2.03 - $3.04	1,741,434	1.28	$2.72	0	$ 0
$3.36 - $4.65	2,567,434	.94	$3.96	1,083,231	$4.44
$5.18 - $6.10	4,259,909	.45	$5.53	2,215,568	$5.29
	15,849,402			3,298,799	

(12) Employee Benefit Plans (Continued)

In the table above, the weighted average initial strike price represents the values used to calculate the theoretical value of OSO units on the grant date and the intrinsic value represents the value of OSO units that have outperformed the S&P 500® Index as of December 31, 2009.

The total realized value of OSO units exercised was zero, $2 million and $19 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company issued approximately zero, 466,000 and 3.2 million shares of Level 3 common stock upon the exercise of OSO units for the years ended December 31, 2009, 2008 and 2007, respectively. The number of shares of Level 3 stock issued upon exercise of an OSO unit varies based upon the relative performance of Level 3's stock price and the S&P 500® Index between the initial grant date and exercise date of the OSO unit.

As of December 31, 2009, based on the Level 3 common stock price and post-multiplier values, the Company was not obligated to issue any shares for vested and exercisable OSO units as the Company's common stock price did not outperform the S&P 500® Index.

Restricted Stock and Units

Restricted stock units and shares are granted to the recipients at no cost. Restrictions on transfer lapse over one to four year periods. The fair value of restricted stock units and shares awarded totaled $16 million, $43 million and $68 million, for the years ended December 31, 2009, 2008 and 2007, respectively. The fair value of these awards was calculated using the value of the Level 3 common stock on the grant date and are being amortized over the periods in which the restrictions lapse. As of December 31, 2009, unamortized compensation cost related to nonvested restricted stock and restricted stock units was $17 million and the weighted average period over which this cost will be recognized is 2.45 years.

The changes in restricted stock and restricted stock units are shown in the following table:

	Number	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2007	19,450,727	$2.76
Stock and units granted	11,992,520	5.67
Lapse of restrictions	(6,997,946)	2.71
Stock and units forfeited	(2,173,989)	4.20
Nonvested at December 31, 2007	22,271,312	4.20
Stock and units granted	17,627,904	2.43
Lapse of restrictions	(9,701,473)	3.57
Stock and units forfeited	(4,063,944)	4.08
Nonvested at December 31, 2008	26,133,799	3.26
Stock and units granted	13,618,696	1.15
Lapse of restrictions	(11,854,329)	3.11
Stock and units forfeited	(3,969,484)	2.74
Nonvested at December 31, 2009	23,928,682	$2.22

(12) Employee Benefit Plans (Continued)

The total fair value of restricted stock and restricted stock units whose restrictions lapsed in the years ended December 31, 2009, 2008 and 2007 was $37 million, $35 million and $19 million, respectively.

Warrants

As of December 31, 2009, there were approximately 4 million warrants outstanding ranging in exercise price from $4.00 to $29.00, all of which were fully vested and for which compensation expense had been fully recognized in the consolidated statements of operations. The weighted average exercise price of these warrants was $5.11 as of December 31, 2009.

In connection with the acquisition of Broadwing, approximately 4 million previously issued Broadwing warrants were converted into warrants to purchase approximately 5 million shares of Level 3 common stock at a weighted average exercise price of $5.76 per share of Level 3 common stock. In 2007, approximately 3 million of the Broadwing warrants were exercised to purchase approximately 4 million shares of Level 3 common stock and resulted in proceeds to the Company totaling approximately $23 million.

401(k) Plan

The Company and its subsidiaries offer their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code ("401(k) Plan"). Each employee is eligible to contribute, on a tax deferred basis, a portion of annual earnings generally not to exceed $16,500 in 2009. Effective March 6, 2009, the Company matches to 100% of employee contributions up to 3% of eligible earnings or applicable regulatory limits. Prior to March 6, 2009, the Company matched 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits.

The Company's matching contributions are made with Level 3 common stock based on the closing stock price on each pay date. The Company's matching contributions are made through units in the Level 3 Stock Fund, which represent shares of Level 3 common stock. The Level 3 Stock Fund is the mechanism that is used for Level 3 to make employer matching and other contributions to employees through the Level 3 401(k) plan. Employees are not able to purchase units in the Level 3 Stock Fund. Employees are able to diversify the Company's matching contribution as soon as it is made, even if they are not fully vested. The Company's matching contributions will vest ratably over the first three years of service or over such shorter period until the employee has completed three years of service at such time the employee is then 100% vested in all Company matching contributions, including future contributions. The Company made 401(k) Plan matching contributions of $15 million, $30 million and $30 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company's matching contributions are recorded as non-cash compensation and included in selling, general and administrative expenses.

The Company made a discretionary contribution to the 401(k) plan in Level 3 common stock for the year ended December 31, 2007 equal to three percent of eligible employees' earnings each year. The 2007 deposit was made into the employees' 401(k) accounts during the first quarter of the subsequent year. Level 3 recorded an expense of $16 million in 2007 for the discretionary contribution.

(12) Employee Benefit Plans (Continued)

The Company did not make a discretionary contribution to the 401(k) plan for the year ended December 31, 2009 or 2008.

Restricted Stock Unit Bonus Grant

For 2009, the Company will pay a portion of its discretionary bonus in the form of restricted stock units. Restricted stock units of approximately 10 million shares, or $14 million, will be awarded in the first quarter of 2010 and will vest promptly upon award.

(13) Income Taxes

An analysis of the income tax benefit (provision) attributable to loss before income taxes for each of the years in the three year period ended December 31, 2009 follows:

	2009	2008	2007
	(dollars in millions)		
Current:			
United States federal	$—	$ 1	$—
State	—	(7)	(3)
Foreign	—	—	2
	—	(6)	(1)
Deferred, net of changes in valuation allowances:			
United States federal	—	—	—
State	(1)	—	23
Foreign	—	—	—
Income tax benefit (provision)	$(1)	$(6)	$22

The United States and foreign components of loss from operations before income taxes follows:

	2009	2008	2007
	(dollars in millions)		
United States	$(513)	$(216)	$(1,048)
Foreign	(104)	(96)	(120)
	$(617)	$(312)	$(1,168)

(13) Income Taxes (Continued)

A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. federal rate (35%) to the loss before income taxes for each of the years in the three-year period ended December 31, 2009 follows:

	2009	2008	2007
	(dollars in millions)		
Computed tax benefit at statutory rate	$ 216	$ 109	$ 409
State income tax benefit	20	9	39
Disallowance of losses on extinguishments of debt	—	(15)	(62)
Other, net	16	(7)	(1)
Change in valuation allowance	(253)	(102)	(363)
Income tax benefit (provision)	$ (1)	$ (6)	$ 22

The components of the net deferred tax assets (liabilities) as of December 31, 2009 and 2008 were as follows:

	2009	2008
	(dollars in millions)	
Deferred Tax Assets:		
Accrued payroll and related benefits	$ 64	$ 80
State tax credit carry forwards	22	23
Deferred revenue	268	254
Investment in Coal and other businesses	8	7
Unutilized tax net operating loss carry forwards	2,017	1,790
Accrued liabilities	61	43
Total Deferred Tax Assets	2,440	2,197
Deferred Tax Liabilities:		
Fixed assets and intangible assets	(27)	(10)
Convertible debt	(32)	(60)
Total Deferred Tax Liabilities	(59)	(70)
Net Deferred Tax Assets before valuation allowance	2,381	2,127
Valuation Allowance	(2,359)	(2,104)
Net Non-Current Deferred Tax Asset after Valuation Allowance	$ 22	$ 23

The Company has changed its presentation of certain deferred tax assets and liabilities presented in the table above as of December 31, 2008, to be comparable with the presentation as of December 31, 2009. These changes are primarily reclassifications of the 2008 amounts to conform with the current year presentation, but also include certain immaterial corrections to components of prior year's income tax provisions. These changes to the Company's net deferred tax assets as of December 31, 2008, had no effect on the Company's results of operations or financial condition since a full valuation was recognized against all deferred tax items affected by these changes.

As of December 31, 2009, the Company had net operating loss carry forwards of approximately $5.2 billion for federal income tax purposes. Under the rules prescribed by U.S. Internal Revenue Code

(13) Income Taxes (Continued)

("IRC") Section 382 and applicable regulations, if certain transactions occur with respect to an entity's capital stock that result in a cumulative ownership shift of more than 50 percentage points by 5-percent stockholders over a testing period, annual limitations are imposed with respect to the entity's ability to utilize its net operating loss carry forwards and certain current deductions against any taxable income the entity achieves in future periods. The Company had entered into transactions over the testing period resulting in significant cumulative shifts in the ownership of its capital stock which alone would not have resulted in an ownership change under IRC Section 382. However, when the Company's actions are coupled with the trading activity in the Company's common stock throughout 2008 by third-party market participants, the Company believes that in 2008 the Company experienced a cumulative ownership change of more than 50 percentage points by 5-percent stockholders during the applicable testing period. Prior to the ownership change in 2008, the Company had net operating loss carry forwards of $9.7 billion. The Company believes that the limitation of its net operating loss carry forwards will not have a near term effect on its consolidated results of operations and financial position. Additional transactions could cause the Company to incur a subsequent 50 percentage point ownership change by 5-percent stockholders and, if the Company triggers the above-noted IRC imposed limitations, could further limit it from fully utilizing the remaining net operating loss carry forwards and certain current deductions to reduce income taxes.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance has been recorded against deferred tax assets, as the Company has concluded that under relevant accounting standards it is not more likely than not that the deferred tax assets are realizable.

The valuation allowance for deferred tax assets was approximately $2.4 billion as of December 31, 2009 and approximately $2.1 billion as of December 31, 2008. The net change in the valuation allowance for the year ended December 31, 2009 was approximately $255 million.

The U.S. federal tax loss carry forwards expire through 2029 and are subject to examination by the tax authorities until three years after the carry forwards are utilized. The U.S. federal tax loss carry forwards expire as follows (dollars in millions):

Expiring December 31	Amount
2024	$ 532
2025	1,186
2026	1,029
2027	1,501
2028	356
2029	591
	$5,195

The Company has approximately $90 million of tax loss carry forwards for controlled foreign corporations at December 31, 2009, the majority of which have no expiration period. In addition, the Company has approximately $4.7 billion of gross state tax loss carry forwards with various expiration periods through 2029.

(13) Income Taxes (Continued)

The majority of the Company's foreign assets and operations are owned by entities that have elected to be treated for U.S. tax purposes as unincorporated branches of a U.S. holding company and, as a result, the taxable income or loss and other tax attributes of such entities are included in the Company's U.S. federal consolidated income tax return. However, the Company has some foreign subsidiaries that have not so elected and therefore are treated for U.S. tax purposes as controlled foreign corporations. With respect to such controlled foreign corporations, as of December 31, 2009, the Company has no plans to repatriate undistributed earnings of such controlled foreign corporations as any earnings are deemed necessary to fund ongoing European operations and planned expansion. Undistributed earnings of such controlled foreign corporations that are permanently invested and for which no deferred taxes have been provided are immaterial as of December 31, 2009 and 2008.

The Company's liability for uncertain tax positions totaled $16 million at December 31, 2009 and $16 million at December 31, 2008. These amounts also include the related accrued interest and penalties associated with the uncertain tax positions if applicable. The Company does not expect the liability for uncertain tax positions will change significantly during the twelve months ended December 31, 2010; however, actual changes in the liability for uncertain tax positions could be different than currently expected. A rollforward of the liability for uncertain tax positions follows:

(dollars in millions)	Amount
Balance as of January 1, 2007	$18
Gross increases—tax positions prior to 2007	3
Gross increases—during 2007	3
Gross decreases—tax positions prior to 2007	(6)
Balance as of December 31, 2007	18
Gross increases—tax positions prior to 2008	3
Gross increases—during 2008	1
Gross decreases—tax positions prior to 2008	(6)
Balance as of December 31, 2008	16
Gross increases—tax positions prior to 2009	2
Gross decreases—settlements with taxing authorities	(2)
Balance as of December 31, 2009	$16

The Company, or at least one of its subsidiaries, files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The Internal Revenue Service and state and local taxing authorities reserve the right to audit any period where net operating loss carry forwards are available. During the third quarter of 2008, the Company and the Internal Revenue Service settled an income tax audit for years 1999 through 2001 in addition to 1996 interest issues resulting in a refund of $1 million to the Company. In addition, the Internal Revenue Service completed an examination of certain adjustments to the Company's U.S. income tax returns for 2002 resulting from final resolution of the 1999 through 2001 audit. The Company is currently under audit by the taxing authority in Germany for tax years 2003 through 2007.

(13) Income Taxes (Continued)

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in its consolidated statements of operations of approximately $1 million, $2 million and $1 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company's liability for uncertain tax positions includes approximately $11 million and $10 million of accrued interest and penalties at December 31, 2009 and 2008, respectively.

(14) Segment Information

Accounting guidance for the disclosures about segments of an enterprise defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. The Company's operating segments are managed separately and represent separate strategic business units that offer different products or services and serve different markets. The Company's reportable segments include: communications and coal mining (see Note 1). Other business interests, which are not reportable segments, include corporate assets and overhead costs that are not attributable to a specific segment.

The Company evaluates performance based upon Adjusted EBITDA, as defined by the Company, as net income (loss) from the consolidated statements of operations before (1) income taxes, (2) total other income (expense), (3) non-cash impairment charges included within restructuring and impairment charges, (4) depreciation and amortization and (5) non-cash stock compensation expense included within selling, general and administrative expenses on the consolidated statements of operations.

The data presented in the following tables includes information for the years ended December 31, 2009, 2008 and 2007 for all statement of operations and cash flow information presented, and as of December 31, 2009 and 2008 for all balance sheet information presented. Information related to the acquired businesses is included from their respective acquisition dates. Revenue and the related expenses are attributed to countries based on where services are provided.

(14) Segment Information (Continued)

Segment information for the Company's Communications and Coal Mining businesses is summarized as follows (in millions):

	Year Ended December 31,		
	2009	2008	2007
Revenue from external customers:			
Communications	$3,695	$4,226	$4,199
Coal Mining	67	75	70
	$3,762	$4,301	$4,269
Adjusted EBITDA:			
Communications	$ 910	$1,039	$ 823
Coal Mining	$ —	$ 5	$ 5
Capital expenditures:			
Communications	$ 308	$ 446	$ 631
Coal Mining	5	3	2
	$ 313	$ 449	$ 633
Depreciation and amortization:			
Communications	$ 906	$ 929	$ 935
Coal Mining	9	2	7
	$ 915	$ 931	$ 942
Total assets:			
Communications	$8,932	$9,505	
Coal Mining	120	121	
Other	10	8	
	$9,062	$9,634	

(14) Segment Information (Continued)

The following is a summary of geographical information (in millions):

	Year Ended December 31,		
	2009	2008	2007
Revenue from external customers:			
North America	$3,436	$3,975	$4,011
Europe:			
United Kingdom	134	143	123
Germany	73	67	48
Other European Countries	119	116	87
Total Europe	326	326	258
	$3,762	$4,301	$4,269
Long-lived assets:			
North America	$5,648	$6,242	
Europe:			
United Kingdom	121	106	
Germany	369	378	
Other European Countries	236	234	
Total Europe	726	718	
	$6,374	$6,960	

The majority of North American revenue consists of services delivered within the United States. The majority of European revenue consists of services delivered within the United Kingdom and Germany. Revenue from transoceanic services is allocated to Europe.

The Company includes all non-current assets, except for goodwill, in its long-lived assets.

Communications revenue consists of:

1) Core Communications Services, which includes Core Network Services and Wholesale Voice Services;

   - Core Network Services includes revenue from transport, infrastructure, data and local and enterprise voice communication services.

   - Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services.

(14) Segment Information (Continued)

2) Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the acquisition of WilTel.

	Core Communications Services	Other Communications Services	Total
		(in millions)	
Communications Revenue			
2009			
North America	$3,177	192	$3,369
Europe	326	—	326
	$3,503	$192	$3,695
2008			
North America	$3,534	$366	$3,900
Europe	326	—	326
	$3,860	$366	$4,226
2007			
North America	$3,366	$575	$3,941
Europe	256	2	258
	$3,622	$577	$4,199

The following information provides a reconciliation of Net Income (Loss) to Adjusted EBITDA by reportable segment, as defined by the Company, for the years ended December 31, 2009, 2008 and 2007 (in millions):

2009

	Communications	Coal Mining
Net Income (Loss)	$(605)	$ 6
Income Tax Provision (Benefit)	—	—
Total Other (Income) Expense	550	(15)
Depreciation and Amortization Expense	906	9
Non-Cash Compensation Expense	59	—
Adjusted EBITDA	$ 910	$ —

(14) Segment Information (Continued)

2008

	Communications	Coal Mining
Net Income (Loss)	$ (322)	$ 3
Income Tax Provision (Benefit)	4	—
Total Other (Income) Expense	350	—
Depreciation and Amortization Expense	929	2
Non-Cash Compensation Expense	78	—
Adjusted EBITDA	$1,039	$ 5

2007

	Communications	Coal Mining
Net Income (Loss)	$(1,145)	$(3)
Income Tax Provision (Benefit)	(17)	1
Total Other (Income) Expense	927	—
Non-Cash Impairment Charge	1	—
Depreciation and Amortization Expense	935	7
Non-Cash Compensation Expense	122	—
Adjusted EBITDA	$ 823	$ 5

(15) Commitments, Contingencies and Other Items

The Company and certain of its subsidiaries (the "companies") are parties to a number of purported class action lawsuits involving the companies' right to install fiber optic cable network in railroad right-of-ways adjacent to plaintiffs' land. The only lawsuit in which a class has been certified against the companies occurred in *Koyle, et. al. v. Level 3 Communications, Inc., et. al.,* a purported two state class action filed in the U.S. District Court for the District of Idaho. In November of 2005, the court granted class certification only for the state of Idaho. The companies have defeated motions for class certification in a number of these actions but expect that plaintiffs in the pending lawsuits will continue to seek certification of statewide or multi-state classes. In general, the companies obtained the rights to construct their networks from railroads, utilities, and others, and have installed their networks along the rights-of-way so granted. Plaintiffs in the purported class actions assert that they are the owners of lands over which the companies' fiber optic cable networks pass, and that the railroads, utilities, and others who granted the companies the right to construct and maintain their networks did not have the legal authority to do so. The complaints seek damages on theories of trespass, unjust enrichment and slander of title and property, as well as punitive damages. The companies have also received, and may in the future receive, claims and demands related to rights-of-way issues similar to the issues in these cases that may be based on similar or different legal theories.

The companies negotiated a series of class settlements affecting all persons who own or owned land next to or near railroad rights of way in which the companies have their fiber optic cable network. The United States District Court for the District of Massachusetts in *Kingsborough v. Sprint Communications Co. L.P.* granted preliminary approval of the proposed settlement; however, on September 10, 2009, the court denied a motion for final approval of the settlement on the basis that the court lacked subject matter jurisdiction and dismissed the case.

It is still too early for the Company to reach a conclusion as to the ultimate outcome of these actions. However, management believes that the companies have substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future), and intends to defend them vigorously if a satisfactory settlement is not ultimately negotiated and approved. Additionally, management believes that any resulting liabilities for these actions, beyond amounts reserved, will not materially affect the Company's financial condition or future results of operations, but could affect future cash flows.

In February 2009, Level 3 Communications, Inc., certain of its current officers and a former officer were named as defendants in purported class action lawsuits filed in the United States District Court for the District of Colorado, which have been consolidated as In re *Level 3 Communications, Inc. Securities Litigation* (Civil Case No. 09-cv-00200-PAB-CBS). The Plaintiffs in each complaint allege, in general, that throughout the purported class period specified in the complaint that the defendants failed to disclose material adverse facts about the Company's integration activities, business and operations. The complaints seek damages based on purported violations of Section 10(b) of the Securities Exchange Act of 1934, Securities and Exchange Commission Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act of 1934. On May 4, 2009, the Court appointed a lead plaintiff in the case, and on June 29, 2009, the lead plaintiff filed a Consolidated Class Action Complaint (the "Complaint"). On July 29, 2009, the Company and the other defendants named in the Complaint filed a motion to dismiss the Complaint with prejudice which is pending before the court.

(15) Commitments, Contingencies and Other Items (Continued)

It remains too early for the Company to reach a conclusion as to the ultimate outcome of these actions. However, management believes that the Company has substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future) and intends to defend these actions vigorously.

During March 2009, Level 3 Communications, Inc., as a nominal defendant, certain of its directors and its current officers, and a former officer, were named as defendants in purported stockholder derivative actions in the District Court, Broomfield County, Colorado, which have been consolidated as In re *Level 3 Communications, Inc. Derivative Litigation (Lead Case No. 2009CV59)*. On December 11, 2009, Level 3 Communications, Inc., as a nominal defendant, certain of its directors and current officers, and a former officer, were named as defendants in purported stockholder derivative action in the United States District Court for the District of Colorado in Iron Workers District Council Of Tennessee Valley & Vicinity Pension Plan v. Level 3 Communications, Inc., et. al. The Plaintiffs allege that during the period specified in the complaints the named defendants failed to disclose material adverse facts about the Company's integration activities, business and operations. The complaints seek damages on behalf of the Company based on purported breaches of fiduciary duties for disseminating false and misleading statements and failing to maintain internal controls; unjust enrichment; abuse of control; gross mismanagement; waste of corporate assets; and, with respect to certain defendants, breach of fiduciary duties in connection with the resignation of Kevin O'Hara. The parties have agreed to a temporary stay of all activities in these actions pending the outcome of the motion to dismiss or other relevant time periods in the securities litigation described above.

It remains too early for the Company to reach a conclusion as to the ultimate outcome of these derivative actions. However, management believes that the complaints have numerous deficiencies including that each plaintiff failed to make a demand on the Company's Board of Directors before filing the suit.

In March 2009, late April 2009 and early May 2009, Level 3 Communications, Inc., the Level 3 Communications, Inc. 401(k) Plan Committee and certain current and former officers and directors of Level 3 Communications, Inc. were named as defendants in purported class action lawsuits filed in the U.S. District Court for the District of Colorado in *Walter v. Level 3 Communications, Inc., et. al., Dagres v. Level 3 Communications, Inc., et. al.* and *Fragale v. Level 3 Communications, Inc., et. al.* The complaints allege breaches of fiduciary and other duties under the Employee Retirement Income Security Act ("ERISA") with respect to investments in the Company's common stock held in individual participant accounts in the Level 3 Communications, Inc. 401(k) Plan. The complaints claim that those investments were imprudent for reasons that are similar to those alleged in the securities and derivative actions described above. A motion to consolidate the three actions and specify lead counsel is pending before the court.

It remains too early for the Company to reach a conclusion as to the ultimate outcome of these ERISA actions. However, management believes that the Company has substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future) and intends to defend these actions vigorously.

The Company and its subsidiaries are parties to many other legal proceedings. Management believes that any resulting liabilities for these legal proceedings, beyond amounts reserved, will not materially affect the Company's financial condition or future results of operations, but could affect future cash flows.

(15) Commitments, Contingencies and Other Items (Continued)

Letters of Credit

It is customary in Level 3's industry to use various financial instruments in the normal course of business. These instruments include letters of credit. Letters of credit are conditional commitments issued on behalf of Level 3 in accordance with specified terms and conditions. As of December 31, 2009 and 2008, Level 3 had outstanding letters of credit of approximately $25 million and $30 million, respectively, which are collateralized by cash, which is reflected on the consolidated balance sheet as restricted cash. The Company does not believe it is practicable to estimate the fair value of the letters of credit and does not believe exposure to loss is likely nor material.

Operating Leases

The Company is leasing rights-of-way, facilities and other assets under various operating leases which, in addition to rental payments, may require payments for insurance, maintenance, property taxes and other executory costs related to the lease. Certain leases provide for adjustments in lease cost based upon adjustments in various price indexes and increases in the landlord's management costs.

The right-of-way agreements have various expiration dates through 2060. Payments under these right-of-way agreements were $118 million in 2009, $112 million in 2008 and $106 million in 2007.

The Company has obligations under non-cancelable operating leases for certain colocation and office facilities, including lease obligations for which facility related restructuring charges have been recorded. The lease agreements have various expiration dates through 2099. Rent expense, including common area maintenance, under non-cancelable lease agreements was $198 million in 2009, $193 million in 2008 and $190 million in 2007.

For those leases involving communications colocation and right-of-way agreements, the Company anticipates that it will renew these leases under option provisions contained in the lease agreements given the significant cost to relocate the Company's network and other facilities.

Future minimum payments for the next five years under network and related right-of-way agreements and non-cancelable operating leases for facilities consist of the following as of December 31, 2009 (in millions):

	Right-of-Way Agreements	Facilities	Total
2010	$ 121	$ 160	$ 281
2011	96	147	243
2012	93	138	231
2013	90	117	207
2014	83	102	185
Thereafter	767	340	1,107
Total	$1,250	$1,004	$2,254

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for these increases in future periods in the amounts included above.

(15) Commitments, Contingencies and Other Items (Continued)

Certain non-cancelable right of way agreements provide for automatic renewal on a periodic basis. Payments due under these agreements with automatic renewal options have been included in the table above for a period of 16 years from January 1, 2010, which approximates the economic remaining useful life of the Company's conduit. In addition, certain other right of way agreements are cancellable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2010, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

(16) Condensed Consolidating Financial Information

As discussed in Note 11, Level 3 Financing has issued senior notes as described below:

- In October 2003, Level 3 Financing issued $500 million of 10.75% Senior Notes due 2011. The 10.75% Senior Notes were registered with the Securities and Exchange Commission in 2005. The Company repurchased $497 million of the 10.75% notes in 2006.
- In March 2006, Level 3 Financing issued $150 million of Floating Rate Senior Notes due 2011 and $250 million of 12.25% Senior Notes due 2013. The Company repurchased $144 million of the Floating Rate Senior Notes due 2011 in 2007 and the remaining $6 million of the Floating Rate Senior Notes due 2011 in 2009.
- In April 2006, Level 3 Financing issued an additional $300 million of 12.25% Senior Notes due 2013. See Note 17—Subsequent Events for addition information on the 12.25% Senior Notes due 2013.
- In October 2006, Level 3 Financing issued $600 million of 9.25% Senior Notes due 2014 and in December 2006 issued an additional $650 million of 9.25% Senior Notes due 2014.
- In February 2007, Level 3 Financing issued $700 million of 8.75% Senior Notes due 2017 and $300 million of Floating Rate Senior Notes due 2015.

The notes discussed above are unsecured obligations of Level 3 Financing; however, they are also jointly and severally and fully and unconditionally guaranteed on an unsecured senior basis by Level 3 Communications, Inc. and Level 3 Communications, LLC.

In addition, Level 3 Financing's 12.25% Senior Notes due 2013, Floating Rate Senior Notes due 2011 and 9.25% Senior Notes due 2014 are jointly and severally and fully and unconditionally guaranteed by Broadwing Financial Services, Inc., a wholly owned subsidiary of Level 3 Communications, Inc. Broadwing Financial Services, Inc. was acquired in the acquisition of Broadwing on January 3, 2007. As a result of this guarantee, the Company has included Broadwing Financial Services, Inc. in the condensed consolidating financial information below for the periods from January 3, 2007 through December 31, 2009 when the Company merged Broadwing Financial Services, Inc. with and into Level 3 Communications LLC. In the Condensed Consolidating Balance Sheets for the year ended December 31, 2009, Broadwing Financial Services, Inc. is included in Level 3 Communications, LLC.

(16) Condensed Consolidating Financial Information (Continued)

In conjunction with the registration of the 10.75% Senior Notes, Floating Rate Senior Notes due 2011, 12.25% Senior Notes due 2013, 9.25% Senior Notes due 2014, 8.75% Senior Notes due 2017 and Floating Rate Senior Notes due 2015 the accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and affiliates whose securities collateralize an issue registered or being registered." The operating activities of the separate legal entities included in the Company's consolidated financial statements are interdependent. The accompanying condensed consolidating financial information presents the results of operations, financial position and cash flows of each legal entity and, on an aggregate basis, the other non-guarantor subsidiaries based on amounts incurred by such entities, and are not intended to present the operating results of those legal entities on a stand-alone basis.

Level 3 Communications, LLC leases equipment and certain facilities from other wholly owned subsidiaries of Level 3 Communications, Inc. These transactions are eliminated in the consolidated results of the Company.

The Condensed Consolidating Balance Sheet as of December 31, 2008 has been adjusted to reflect the reclassification of noncurrent deferred tax liabilities from Level 3 Communications, LLC. to Other Non-Guarantor Subsidiaries. The effect of this change was an increase in the Other Liabilities for the Other Non-Guarantor Subsidiaries and a reduction in the Other Liabilities for Level 3 Communications, LLC., with corresponding changes to Due from (to) affiliates. This change did not have any effect on the Level 3 Consolidated Balance Sheet as of December 31, 2008 or the financial results for the year ended December 31, 2008.

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2009

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)				
Revenue	$ —	$ —	$ 1,642	$—	$2,350	$ (230)	$3,762
Costs and Expenses:							
Cost of Revenue	—	—	737	—	1,047	(219)	1,565
Depreciation and Amortization	—	—	412	—	503	—	915
Selling, General and Administrative	2	—	1,108		239	(11)	1,338
Restructuring and Impairment Charges	—	—	9	—	—	—	9
Total Costs and Expenses	2	—	2,266	—	1,789	(230)	3,827
Operating Income (Loss)	(2)	—	(624)	—	561	—	(65)
Other Income (Expense):							
Interest income	—	—	1	—	1	—	2
Interest expense	(211)	(374)	(2)	(1)	(7)	—	(595)
Interest income (expense) affiliates, net	795	1,180	(2,057)	—	82	—	—
Equity in net earnings (losses) of subsidiaries	(1,242)	(2,048)	387	—	—	2,903	—
Other income (expense), net	42	—	4	—	(5)	—	41
Other Income (Expense)	(616)	(1,242)	(1,667)	(1)	71	2,903	(552)
Income (Loss) Before Income Taxes	(618)	(1,242)	(2,291)	(1)	632	2,903	(617)
Income Tax Benefit (Expense)	—	—	2	—	(3)	—	(1)
Net Income (Loss)	$ (618)	$(1,242)	$(2,289)	$(1)	$ 629	$2,903	$ (618)

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2008

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in millions)						
Revenue	$ —	$ —	$ 1,720	$—	$2,795	$ (214)	$4,301
Costs and Expenses:							
Cost of Revenue	—	—	684	—	1,328	(203)	1,809
Depreciation and Amortization	—	—	362	—	569	—	931
Selling, General and Administrative	1	—	1,243		272	(11)	1,505
Restructuring and Impairment Charges	—	—	25	—	—	—	25
Total Costs and Expenses	1	—	2,314	—	2,169	(214)	4,270
Operating Income (Loss)	(1)	—	(594)	—	626	—	31
Other Income (Expense):							
Interest income	—	1	10	—	4	—	15
Interest expense	(191)	(369)	—	(2)	(8)	—	(570)
Interest income (expense) affiliates, net	787	1,103	(1,951)	—	61	—	—
Equity in net earnings (losses) of subsidiaries	(998)	(1,733)	527	—	—	2,204	—
Other income (expense), net	85	—	7	—	120	—	212
Total Other Income (Expense)	(317)	(998)	(1,407)	(2)	177	2,204	(343)
Income (Loss) Before Income Taxes	(318)	(998)	(2,001)	(2)	803	2,204	(312)
Income Tax Benefit (Expense)	—	—	(5)	—	(1)	—	(6)
Net Income (Loss)	$(318)	$ (998)	$(2,006)	$(2)	$ 802	$2,204	$ (318)

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2007

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)				
Revenue	$ —	$ —	$ 1,439	$27	$2,994	$ (191)	$ 4,269
Costs and Expenses:							
Cost of Revenue	—	—	553	—	1,434	(154)	1,833
Depreciation and Amortization	—	—	345	—	597	—	942
Selling, General and Administrative	3	—	1,251	27	479	(37)	1,723
Restructuring and Impairment Charges	—	—	12	—	—	—	12
Total Costs and Expenses	3	—	2,161	27	2,510	(191)	4,510
Operating Income (Loss)	(3)	—	(722)	—	484	—	(241)
Other Income (Expense):							
Interest income	2	1	43	—	8	—	54
Interest expense	(234)	(365)	(1)	(1)	(8)	—	(609)
Interest income (expense) affiliates, net	781	976	(1,818)	—	61	—	—
Equity in net earnings (losses) of subsidiaries	(1,329)	(1,934)	444	—	—	2,819	—
Other Income (Expense)	(363)	(29)	7	—	13	—	(372)
Total Other Income (Expense)	(1,143)	(1,351)	(1,325)	(1)	74	2,819	(927)
Income (Loss) Before Income Taxes	(1,146)	(1,351)	(2,047)	(1)	558	2,819	(1,168)
Income Tax Benefit	—	22	—	—	—	—	22
Net Income (Loss)	$(1,146)	$(1,329)	$(2,047)	$(1)	$ 558	$2,819	$(1,146)

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets
December 31, 2009

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 236	$ 8	$ 431	$ 161	$ —	$ 836
Restricted cash and securities	—	—	1	2	—	3
Receivable, net	—	—	77	246	—	323
Due from (to) affiliates	11,404	10,397	(24,068)	2,267	—	—
Other	3	16	43	35	—	97
Total Current Assets	11,643	10,421	(23,516)	2,711	—	1,259
Property, Plant and Equipment, net	—	—	3,119	2,568	—	5,687
Restricted Cash and Securities	18	—	23	81	—	122
Goodwill and Other Intangibles, net	—	—	566	1,330	—	1,896
Investment in Subsidiaries	(9,222)	(15,037)	3,288	—	20,971	—
Other Assets, net	7	63	15	13	—	98
Total Assets	$ 2,446	$ (4,553)	$(16,505)	$6,703	$20,971	$9,062
Liabilities and Stockholders' Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ 1	$ —	$ 136	$ 227	$ —	$ 364
Current portion of long-term debt	151	551	2	1	—	705
Accrued payroll and employee benefits	—	—	46	5	—	51
Accrued interest	47	92	—	1	—	140
Current portion of deferred revenue	—	—	116	46	—	162
Other	—	1	61	35	—	97
Total Current Liabilities	199	644	361	315	—	1,519
Long-Term Debt, less current portion	1,722	3,936	26	71	—	5,755
Deferred Revenue, less current portion	—	—	662	78	—	740
Other Liabilities	34	93	156	274	—	557
Stockholders' Equity (Deficit)	491	(9,226)	(17,710)	5,965	20,971	491
Total Liabilities and Stockholders' Equity (Deficit)	$ 2,446	$ (4,553)	$(16,505)	$6,703	$20,971	$9,062

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets
December 31, 2008

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)				
Assets							
Current Assets:							
Cash and cash equivalents	$ 67	$ 10	$ 555	$—	$ 136	$ —	$ 768
Restricted cash and securities	—	—	1	—	2	—	3
Receivable, net	—	—	73	—	317	—	390
Due from (to) affiliates	11,148	9,306	(22,305)	17	1,834	—	—
Other	4	9	36	—	32	—	81
Total Current Assets	11,219	9,325	(21,640)	17	2,321	—	1,242
Property, Plant and Equipment, net	—	—	3,150	—	3,009	—	6,159
Restricted Cash and Securities	18	—	25	—	84	—	127
Goodwill and Other Intangibles, net	—	—	540	—	1,451	—	1,991
Investment in Subsidiaries	(8,043)	(13,041)	3,484	—	—	17,600	—
Other Assets, net	9	76	15	—	15	—	115
Total Assets	$ 3,203	$ (3,640)	$(14,426)	$17	$6,880	$17,600	$9,634
Liabilities and Stockholders' Equity (Deficit)							
Current Liabilities:							
Accounts payable	$ 3	$ —	$ 147	$—	$ 215	$ —	$ 365
Current portion of long-term debt	181	—	1	1	3	—	186
Accrued payroll and employee benefits	—	—	97	—	8	—	105
Accrued interest	24	93	—	—	—	—	117
Current portion of deferred revenue	—	—	96	—	72	—	168
Other	—	1	59	—	51	—	111
Total Current Liabilities	208	94	400	1	349	—	1,052
Long-Term Debt, less current portion	1,930	4,216	7	19	73	—	6,245
Deferred Revenue, less current portion	—	—	630	—	89	—	719
Other Liabilities	44	97	101	—	355	—	597
Stockholders' Equity (Deficit)	1,021	(8,047)	(15,564)	(3)	6,014	17,600	1,021
Total Liabilities and Stockholders' Equity (Deficit)	$ 3,203	$ (3,640)	$(14,426)	$17	$6,880	$17,600	$9,634

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2009

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in millions)						
Net Cash Provided by (Used in) Operating Activities	$(142)	$(369)	$(154)	$—	$1,022	$—	$ 357
Cash Flows from Investing Activities:							
Capital expenditures	—	—	(121)	—	(192)	—	(313)
Proceeds from sale of business groups, net	—	—	—	—	—	—	—
(Increase) decrease in restricted cash and securities, net	—	—	2	—	3	—	5
Proceeds from sale of property, plant and equipment	—	—	—	—	1	—	1
Net Cash Used in Investing Activities	—	—	(119)	—	(188)	—	(307)
Cash Flows from Financing Activities:							
Long-term debt borrowings, net of issuance costs	269	274	—	—	—	—	543
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(518)	(6)	(1)	—	(2)	—	(527)
Increase (decrease) due from affiliates, net	560	99	142	—	(801)	—	—
Other	—	—	—	—	—	—	—
Net Cash Provided by (Used in) Financing Activities	311	367	141	—	(803)	—	16
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	8	—	(6)	—	2
Net Change in Cash and Cash Equivalents	169	(2)	(124)	—	25	—	68
Cash and Cash Equivalents at Beginning of Year	67	10	555	—	136	—	768
Cash and Cash Equivalents at End of Year	$ 236	$ 8	$ 431	$—	$ 161	$—	$ 836

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2008

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in millions)						
Net Cash Provided by (Used in) Operating Activities	$(149)	$(377)	$(159)	$(1)	$1,099	$—	$ 413
Cash Flows from Investing Activities:							
Capital expenditures	—	—	(160)	—	(289)	—	(449)
Proceeds from sale of business groups, net	—	—	—	—	124	—	124
(Increase) decrease in restricted cash and securities, net	—	—	3	—	(8)	—	(5)
Proceeds from sale of property, plant and equipment	—	—	1	—	2	—	3
Other	—	—	2	—	4	—	6
Net Cash Used in Investing Activities	—	—	(154)	—	(167)	—	(321)
Cash Flows from Financing Activities:							
Long-term debt borrowings, net of issuance costs	400	—	—	—	—	—	400
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(431)	—	—	(1)	(4)	—	(436)
Increase (decrease) due from affiliates, net	245	360	282	2	(889)	—	—
Other	2	—	—	—	—	—	2
Net Cash Provided by (Used in) Financing Activities	216	360	282	1	(893)	—	(34)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	(2)	—	(2)	—	(4)
Net Change in Cash and Cash Equivalents	67	(17)	(33)	—	37	—	54
Cash and Cash Equivalents at Beginning of Year	—	27	588	—	99	—	714
Cash and Cash Equivalents at End of Year	$ 67	$ 10	$ 555	$—	$ 136	$—	$ 768

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2007

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)				
Net Cash Provided by (Used in) Operating Activities	$ (229)	$ (306)	$ (146)	$(15)	$ 927	$—	$ 231
Cash Flows from Investing Activities:							
Capital expenditures	—	—	(271)	—	(362)	—	(633)
Proceeds from sale and maturity of marketable securities	280	—	—	—	53	—	333
Decrease in restricted cash and securities, net	—	—	1	—	11	—	12
Acquisitions, net of cash acquired and investments	—	—	(893)	—	217	—	(676)
Proceeds from sale of property, plant and equipment	—	—	2	—	3	—	5
Other	—	(2)	—	—	—	—	(2)
Net Cash Provided by (Used in) Investing Activities	280	(2)	(1,161)	—	(78)	—	(961)
Cash Flows from Financing Activities:							
Long-term debt borrowings, net of issuance costs	—	2,349	—	—	—	—	2,349
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(1,619)	(887)	—	(1)	(111)	—	(2,618)
Proceeds from warrants and stock-based equity plans	26	—	—	—	—	—	26
Increase (decrease) due from affiliates, net	1,527	(1,139)	300	16	(704)	—	—
Net Cash Provided by (Used in) Financing Activities	(66)	323	300	15	(815)	—	(243)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	3	—	3	—	6
Net Change in Cash and Cash Equivalents	(15)	15	(1,004)	—	37	—	(967)
Cash and Cash Equivalents at Beginning of the Year	15	12	1,592	—	62	—	1,681
Cash and Cash Equivalents at End of the Year	$ —	$ 27	$ 588	$ —	$ 99	$—	$ 714

(17) Subsequent Events

Issuance of 10% Senior Notes Due 2018

On January 20, 2010, Level 3 Financing, Inc., in a private offering, issued $640 million in aggregate principal amount of its 10% Senior Notes due 2018 (the "10% Senior Notes"). The net proceeds from the issuance of the 10% Senior Notes were $613 million after deducting discount and debt issuance costs and were used to fund Level 3 Financing, Inc.'s purchase of its 12.25% Senior Notes due 2013 (the "12.25% Senior Notes") in a concurrent tender offer and consent solicitation. The 10% Senior Notes will mature on February 1, 2018 and are guaranteed by Level 3 Communications, Inc. Interest on the notes accrues at 10% per year and is payable on February 1 and August 1 of each year, beginning August 1, 2010.

The offering of the 10% Senior Notes was not registered under the Securities Act of 1933, as amended, and the 10% Senior Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 10% Senior Notes were sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended, and non-U.S. persons outside the United States under Regulation S under the Securities Act of 1933, as amended.

On January 20, 2010, Level 3, Level 3 Financing, Inc. and the initial purchasers of the 10% Senior Notes entered into a registration rights agreement regarding the 10% Senior Notes pursuant to which Level 3 and Level 3 Financing, Inc. agreed, among other things, to file an exchange offer registration statement with the Securities and Exchange Commission.

In addition, each of Level 3 Communications, Inc. and Level 3 Financing has agreed to endeavor in good faith using commercially reasonable efforts to cause Level 3 Communications, LLC to obtain all material governmental authorizations and consents required in order for it to guarantee the 10% Senior Notes at the earliest practicable date and to enter into a guarantee of the 10% Senior Notes promptly thereafter.

Tender Offer

On January 5, 2010, Level 3 Financing, Inc. commenced a tender offer to purchase for cash any and all of the outstanding $550 million aggregate principal amount of its 12.25% Senior Notes for a price equal to $1,080.00 per $1,000 principal amount of the notes, which included $1,050.00 as the tender offer consideration and $30.00 as a consent payment (the "12.25% Tender Offer"). In connection with the 12.25% Tender Offer, Level 3 and Level 3 Financing, Inc. solicited consents to certain proposed amendments to the indenture governing the 12.25% Senior Notes to eliminate substantially all of the covenants, certain repurchase rights and certain events of default and related provisions contained in the indenture.

In January 2010, holders of the 12.25% Senior Notes representing approximately 99.4% of the aggregate principal amount of the outstanding 12.25% Senior Notes (or $546,882,000 aggregate principal amount) tendered notes in the tender offer. The 12.25% Senior Notes tendered in the tender offer were accepted and paid for by Level 3 Financing, Inc. on January 20, 2010. At the expiration of the tender offer on February 2, 2010, an additional $30 thousand in notes were tendered for an aggregate principal amount of tendered notes of $546,912,000.

In connection with the 12.25% Tender Offer and consent solicitation, on January 20, 2010, Level 3 Financing, Inc. entered into a supplemental indenture, among Level 3, Level 3 Financing, Inc., Level 3

(17) Subsequent Events (Continued)

Communications, LLC and The Bank of New York Mellon, as Trustee (the "Supplemental Indenture") to effect the amendments to the indenture relating to the 12.25% Senior Notes. On February 12, 2010, the Company also provided notice to the remaining holders of the 12.25% Senior Notes, that they would be redeemed in full on March 15, 2010, at a redemption price equal to 106.125% of the principal amount thereof, plus accrued and unpaid interest.

The Company expects to recognize a loss associated with the 12.25% tender offer in the first quarter of 2010, of approximately $55 million.

(18) Unaudited Quarterly Financial Data

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2009	2008	2009	2008	2009	2008	2009	2008
	(dollars in millions except per share data)							
Revenue	$ 980	$1,092	$ 942	$1,090	$ 916	$1,070	$ 924	$1,049
Gross Margin	573	617	547	630	529	626	548	619
Operating Income (Loss)	12	(52)	(8)	(3)	(26)	4	(43)	82
Net Income (Loss)	(132)	(190)	(134)	(42)	(170)	(129)	(182)	43
Earnings (Loss) per Share:								
Basic	$(0.08)	$(0.12)	$(0.08)	$(0.03)	$(0.10)	$(0.08)	$(0.11)	$ 0.03
Diluted	$(0.08)	$(0.12)	$(0.08)	$(0.03)	$(0.10)	$(0.08)	$(0.11)	$(0.04)

The 2008 financial information has been adjusted for the retrospective application of Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), which has been codified into the guidance relating to Debt with Conversion and Other Options.

Earnings (loss) per share for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while earnings (loss) per share for the year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the earnings (loss) per share for each of the four quarters may not equal the earnings (loss) per share for the year.

In the second quarter of 2008, the Company completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and a recognized a gain of $96 million.

In the fourth quarter of 2008, the Company recognized a $12 million restructuring charge, $44 million of induced debt conversion expenses attributable to the exchange of certain of the Company's convertible debt securities, and a gain on the early extinguishment of debt of $125 million as a result of certain debt repurchases. The Company also revised its estimates of the amounts and timing of its original estimate of undiscounted cash flows related to certain future asset retirement obligations and reduced selling, general and administrative expenses by $86 million and depreciation and amortization by $11 million.

INVESTOR RELATIONS

CORPORATE HEADQUARTERS
1025 Eldorado Boulevard
Broomfield, CO 80021
General Information: 720-888-1000

TRANSFER AGENT
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, MN 55164-0854

For address changes, stock transfers, name changes, registration changes, lost stock certificates and stock holdings, please contact:

Wells Fargo Shareholder Services
St. Paul, MN
1-800-468-9716

E-mail Address:
Stocktransfer@WellsFargo.com

AUDITORS
KPMG LLP
707 17th Street, Suite 2700
Denver, CO 80202

INVESTOR RELATIONS
Inquiries by securities analysts, investment professionals and stockholders about Level 3 Communications, Inc. Common Stock, including requests for any Securities and Exchange Commission or other Stockholder reports should be directed to:

Investor.Relations@Level3.com
1-877-LVLTCOM (585-8266)

WEB SITE
Additional corporate information including company history, current and historic financials, and press release, can be found on the Level 3 Communications Web site at *www.level3.com.*

10-K
After the close of each fiscal year, Level 3 Communications submits a Form 10-K to the Securities and Exchange Commission containing certain additional information about its business. A copy of the Form 10-K may be obtained without charge by addressing your request to Investor Relations at Investor.Relations@Level3.com or Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, CO 80021.

COMMON STOCK
Level 3 Communications Common Stock is traded on the NASDAQ Global Select Market under the symbol LVLT.

As of March 31, 2010, there were 1,656,411,820 shares of Common Stock issued and outstanding. There were 7,836 stockholders of record.

May 20, 2010 at 9:00 AM

Level 3 Communications
Headquarters
1025 Eldorado Boulevard
Broomfield, Colorado

Doors open at 8:30 AM

Complimentary parking is available on the top level of the Level 3 campus parking garage.



BOULDER
96TH ST.
287
25
N
36
NORTHWEST PARKWAY
E-470 TOLLWAY
76
Level(3)
COMMUNICATIONS
ELDORADO BLVD.
DENVER INTERNATIONAL AIRPORT
JEFFCO AIRPORT
PARKING
PARKING
4000
3000
2000
1000
270
PENA BLVD.
70
70
25
DENVER CENTRAL BUSINESS DISTRICT

Please register if you plan to attend the Level 3 Annual Stockholder Meeting:

- Phone: 720-888-2518
- Internet: www.Level3.com
  Click on the Annual Meeting link and follow the directions.

FROM THE EAST
Take I-70 West to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM THE WEST
Take I-70 East to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DENVER INTERNATIONAL AIRPORT
Exit Airport via Pena Blvd. to Exit # 6B to Fort Collins/E-470 Tollway. E-470 eventually becomes the Northwest Parkway. There are automatic tolls collected along E-470. Northwest Parkway ends and becomes Interlocken Loop, which will cross over US 36. Follow this road to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM BOULDER
Take US 36 East, exit Interlocken Loop/Storagetek Drive and turn right. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DOWNTOWN DENVER
Take I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

Level(3)®
COMMUNICATIONS

www.Level3.com